EXHIBIT 99.1

Lamaque Project, Québec, Canada Technical Report

Technical Report

Lamaque Project

Quebec

UTM coordinates

Between 295,700mE and 296,900mE, and between 5,328,200mN and 5,329,350mN

Effective Date: December 31, 2021

Prepared by:

Eldorado Gold Corporation

1188 Bentall 5 - 550 Burrard Street

Vancouver, BC V6C 2B5

and

Stantec Consulting Ltd.

3133 West Frye Road, Suite 300

Chandler, AZ 85226

Qualified Persons	Company
J Simoneau	Eldorado Gold
P Lind	Eldorado Gold
E Uludag	Eldorado Gold
S McKinley	Eldorado Gold
J Thelland	Eldorado Gold
M Murphy	Stantec Consulting
M Bouanani	Eldorado Gold
V Tran	Eldorado Gold
D Sutherland	Eldorado Gold

Lamaque Project, Québec, Canada Technical Report

TABLE OF CONTENTS

SECTION • 1 SUMMARY		1-1
1.1	Introduction	1-1
1.2	Contributors and Qualified Persons	1-4
1.3	Reliance on Other Experts	1-4
1.4	Property Description and Ownership	1-4
1.5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	1-7
1.6	History	1-7
1.7	Geology and Mineralization	1-7
1.8	Deposit Types	1-9
1.9	Exploration	1-9
1.10	Drilling, Sampling Method, Approach and Analyses	1-10
1.11	Sample Preparation, Analyses and Security	1-10
1.12	Data Verification	1-10
1.13	Metallurgical Testing	1-10
1.14	Mineral Resource Estimate	1-11
1.15	Mineral Reserve Estimates	1-13
1.16	Mining Methods	1-15
1.17	Process plant and recovery methods	1-15
1.18	Infrastructure	1-16
1.19	Market Studies and Contracts	1-17
1.20	Environment and permitting	1-17
1.21	Capital and Operating Costs	1-18
1.22	Financial Analysis	1-20
1.23	Adjacent Properties	1-20
1.24	Other Relevant Data and Information Opportunities	1-20
1.25	Interpretation and conclusion	1-21
1.26	Recommendations	1-22
SECTION • 2 INTRODUCTION		2-1
2.1	Principal Sources of Information	2-1
2.2	Qualified Persons and Inspection on the Project	2-2
2.3	Site Visits	2-2
2.4	Effective Date	2-3
2.5	Abbreviations, Units and Currencies	2-3
SECTION • 3 RELIANCE ON OTHER EXPERTS		3-1
3.1	Property Agreements, Mineral Tenure, Surface Rights, and Royalties	3-1
3.2	Environmental, Permitting, Closure, Social, and Community Impacts	3-1
3.3	Taxation	3-1
3.4	Markets	3-1

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Lamaque Project, Québec, Canada Technical Report

SECTION • 4 PROPERTY DESCRIPTION AND LOCATION		4-1
4.1	Location	4-1
4.2	Property Description	4-2
SECTION • 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		5-1
5.1	Accessibility	5-1
5.2	Climate	5-2
5.3	Local Resources and Infrastructures	5-7
5.4	Physiography	5-8
SECTION • 6 HISTORY		6-1
6.1	History of the Sigma and Lamaque Mines	6-1
6.2	Lamaque Project Exploration History	6-4
SECTION • 7 GEOLOGICAL SETTING AND MINERALIZATION		7-1
7.1	Regional Geological Setting of the Abitibi Greenstone Belt	7-1
7.2	District Geology	7-2
7.3	Local geological setting and mineralization	7-18
SECTION • 8 DEPOSIT TYPES		8-1
8.1	Orogenic Gold Deposits	8-1
SECTION • 9 EXPLORATION		9-1
9.1	Property Scale Exploration	9-1
9.2	South-West Target and Gabbro South	9-2
9.3	Sigma East Extension	9-3
9.4	Aumaque Block	9-3
9.5	P5 Gap	9-4
9.6	Ormaque Deposit	9-4
9.7	Vein No. 6	9-5
9.8	Secteur Nord	9-5
9.9	Mine No.3	9-5
9.10	Plug No. 4	9-5
9.11	Triangle Deposit	9-6
SECTION • 10 DRILLING		10-1
SECTION • 11 SAMPLE PREPARATION, ANALYSES AND SECURITY		11-1
11.1	Sample Preparation and Assaying	11-1
11.2	Quality Assurance / Quality Control	11-2
11.3	Concluding Statement	11-7
SECTION • 12 DATA VERIFICATION		12-1

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Lamaque Project, Québec, Canada Technical Report

SECTION • 13 MINERAL PROCESSING AND METALLURGICAL TESTWORK		13-1
13.1	Initial Testwork – Plug 4, Triangle, Parallel, and Fortune Composites	13-1
13.2	Triangle Composite Testwork	13-6
13.3	Triangle Zone Testwork	13-7
13.4	Comminution Testwork	13-15
13.5	Lower Triangle (Zones C8 through C10) and Ormaque	13-16
13.6	Ormaque Metallurgical Testwork	13-19
13.7	Results Summary and Conclusions	13-25
SECTION • 14 MINERAL RESOURCE ESTIMATE		14-1
14.1	Triangle Deposit	14-1
14.2	Parallel Deposit	14-16
14.3	Ormaque Deposit	14-26
SECTION • 15 MINERAL RESERVE ESTIMATES		15-1
15.1	Factors that may affect mineral reserves	15-2
15.2	Underground estimates	15-2
15.3	Mineral reserve statement	15-3
15.4	Qualified person comment on reserves estimate	15-4
SECTION • 16 MINING METHODS		16-1
16.1	Introduction	16-1
16.2	Mineable Resource Summary	16-2
16.3	Mine Plan	16-3
16.4	Underground Mine Design	16-12
16.5	Mine Backfill	16-20
16.6	Productivity Rates	16-22
16.7	Mine Development and Production Schedules	16-25
16.8	Mine Equipment	16-33
16.9	Ventilation	16-34
16.10	Geotechnical Assessment	16-35
16.11	Mine Services	16-38
SECTION • 17 RECOVERY METHODS		17-1
17.1	Introduction	17-1
17.2	Metallurgical Recoveries	17-6
17.3	Water Balance	17-6
17.4	Major Equipment List	17-8
17.5	Design Criteria	17-9
17.6	Power, Reagents and Consumables	17-10
17.7	Plant Personnel	17-11
17.8	Plant Layout	17-12

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Lamaque Project, Québec, Canada Technical Report

SECTION • 18 PROJECT INFRASTRUCTURE		18-1
18.1	Site Access and Logistics	18-1
18.2	Site Infrastructure	18-1
18.3	Site Development	18-2
18.4	Local Infrastructure	18-3
18.5	Triangle Mine Site	18-4
18.6	Sigma Mill Complex	18-7
18.7	Support Infrastructure	18-9
18.8	Surface water management	18-9
18.9	Tailings Storage Facilities	18-11
18.10	Lower Triangle Infrastructure Additions	18-16
18.11	Ormaque Infrastructure Additions	18-19
SECTION • 19 MARKET STUDIES AND CONTRACTS		19-1
19.1	Market	19-1
19.2	Contracts	19-1
19.3	Taxes	19-1
SECTION • 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT		20-1
20.1	Regulations and Permitting	20-1
20.2	Consultation Activities – Socio Economic Setting	20-6
SECTION • 21 CAPITAL AND OPERATING COSTS		21-1
21.1	Capital Costs	21-1
21.2	Operating Costs	21-9
SECTION • 22 ECONOMIC ANALYSIS		22-1
22.1	Executive Summary	22-1
22.2	Upper Triangle Mineral Reserves	22-2
22.3	Lower Triangle Inferred Resources	22-10
22.4	Ormaque Inferred Resources	22-19
SECTION • 23 ADJACENT PROPERTIES		23-1
23.1	Bourlamque Property (Eldorado Gold Québec Inc.)	23-1
23.2	O3 Mining	23-1
23.3	Probe Metals Inc.	23-3
23.4	Gold Potential from Adjacent Properties	23-3
SECTION • 24 OTHER RELEVANT DATA AND INFORMATION		24-1
24.1	Life of Asset Strategy	24-1
24.2	Materials Handling and Fleet Electrification	24-4
24.3	Risks and Opportunities	24-5

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Lamaque Project, Québec, Canada Technical Report

SECTION • 25 INTERPRETATION AND CONCLUSIONS		25-1
25.1	Overview	25-1
25.2	Mineral Resources and Mineral Reserves	25-2
25.3	Mining Methods	25-2
25.4	Metallurgy	25-3
25.5	Processing and Paste Backfill	25-3
25.6	Tailings Management Facility	25-3
25.7	Environmental and Permitting	25-3
25.8	Infrastructure	25-3
25.9	Capital & Operating Costs, and Financial Modelling	25-4
SECTION • 26 RECOMMENDATIONS		26-1
26.1	Geology - Exploration	26-1
26.2	Mining – planning and operational	26-1
26.3	Metallurgy and Processing	26-1
26.4	Permitting and Closure	26-2
26.5	Budget	26-2
SECTION • 27 REFERENCES		27-1
SECTION • 28 DATE AND SIGNATURE PAGE		28-1

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Lamaque Project, Québec, Canada Technical Report

LIST OF FIGURES

Figure 1‑1: Upper Triangle Mine Production Comparisons	1-3
Figure 1‑2: Sigma Mill Gold Production Comparisons	1-3
Figure 1‑3: Location of the Lamaque Project with Respect to the City of Val-d’Or	1-5
Figure 1‑4: Location of Property in Relation to Royalties	1-6
Figure 1‑5: Geology of the Abitibi Greenstone Belt (modified from Ayer et al., 2005; Goutier and Melançon, 2007; Thurston et al., 2008)	1-8
Figure 4‑1: Location of the Lamaque Project in the Province of Québec	4-1
Figure 4‑2: Location of the Lamaque Project with Respect to the City of Val-d’Or	4-2
Figure 4‑3 : Claim Map of the Lamaque Project Near Val-d’Or, Québec, Canada	4-3
Figure 4‑4: Location of Historical Property in Relation to Royalties	4-8
Figure 5‑1: Location and Access of the Lamaque Project	5-1
Figure 5‑2: Access and Waterways of the Lamaque Project and Surrounding Region	5-2
Figure 7‑1: Geology of the Abitibi Greenstone Belt (modified from Ayer et al. , 2005; Goutier and Melançon, 2007; Thurston et al. 2008)	7-3
Figure 7‑2: Simplified Geology of Val-d’Or and Bourlamaque (modified from Sauvé et al.,1993)	7-6
Figure 7‑3: Geology of the Lamaque Project Area	7-20
Figure 7‑4: Composite Section through the Triangle, Plug No. 4, Ormaque, Parallel, Lamaque and Sigma Deposits	7-25
Figure 9‑1: Geology of the Lamaque Project Area	9-2
Figure 10‑1: Triangle Deposit Drillhole Location Map	10-4
Figure 10‑2: Triangle Deposit Underground Drillhole Location Map	10-5
Figure 10‑3: Plug No. 4 Deposit Drillhole Location Map	10-6
Figure 10‑4: Parallel Deposit Drillhole Location Map	10-7
Figure 10‑5: Ormaque Deposit Drillhole Location Map	10-8
Figure 11‑1: Lamaque Blank Data – 2017 to 2021	11-2
Figure 11‑2: Standard Reference Material Chart for Standard 26 (Oreas 216), 2017 to 2021	11-4
Figure 11‑3: Standard Reference Material Chart for Standard 25 (Oreas 215), 2017 to 2021	11-5
Figure 11‑4: Relative Difference Plot of Gold Duplicate Data, Lamaque Project, 2017 to 2021	11-6
Figure 11‑5: Q-Q Plot for Gold Duplicate Data, Lamaque Project, 2017 to 2021	11-7
Figure 13‑1: Grind Size vs Gold Recovery	13-18
Figure 13‑2: Leach Kinetics for Ormaque Variability Samples	13-23
Figure 13‑3: Impact of Principal Variables on Ormaque Composite Recovery	13-24
Figure 14‑1: 3D View of the Modeled Resource Solids Associated with the Main Shear Zones and their associated splay zones at Triangle	14-2
Figure 14‑2: C2 Main Shear Zone Showing Gold Composite Data and Gold Block Model.	14-8

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Lamaque Project, Québec, Canada Technical Report

Figure 14‑3: C4 Main Shear Zone Showing Gold Composite Data and Gold Block Model.	14-9
Figure 14‑4: C5 Main Shear Zone Showing Gold Composite Data and Gold Block Model.	14-10
Figure 14‑5: Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged (Au) and Nearest Neighbour Gold Grade Estimates, C2 Main Zone, Triangle Deposit	14-12
Figure 14‑6: Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged and Nearest Neighbour Gold Grade Estimates, C4 Main Zone, Triangle Deposit	14-13
Figure 14‑7: 3D Sectional View Looking East of the Modeled Resource Solids Extension / Shear Zones at Parallel	14-17
Figure 14‑8: 3D Plan View of the Modelled Resource Solids Extension / Shear Zones at Parallel	14-18
Figure 14‑9: Zone 30 Showing Gold Composite Data and Gold Block Model.	14-21
Figure 14‑10: Zone 20 Showing Gold Composite Data and Gold Block Model.	14-22
Figure 14‑11: Model Trend Plots Showing 5 M Binned Averages Along Elevations and Eastings for Au (IDW) and Nearest Neighbour Gold Grade Estimates, Parallel Deposit	14-24
Figure 14‑12: 3D Sectional View Looking North of the Modelled Resource Solids Associated with the Extension Zones at Ormaque.	14-27
Figure 14‑13: Zone E050 Showing Gold Composite Data and Gold Block Model.	14-31
Figure 14‑14: Zone E040 showing gold composite data and gold block model.	14-32
Figure 14‑15: Zone E030 showing gold composite data and gold block model.	14-33
Figure 14‑16: Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged (Au) and Nearest Neighbour Gold Grade Estimates, E050 Zone, Ormaque Deposit	14-35
Figure 14‑17: Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged (Au) and Nearest Neighbour Gold Grade Estimates, E040 Zone, Ormaque Deposit	14-36
Figure 16‑1: Isometric View of the Lamaque Deposits and Mine Planning	16-1
Figure 16‑2: Distribution of Ounces by Mining Method (Case 3)	16-4
Figure 16‑3: Sublevel Longitudinal Longhole Stoping	16-5
Figure 16‑4: Plan View Example of a Primary-Secondary Stoping Layout (Level 525)	16-6
Figure 16‑5: Transverse Longhole Stoping	16-7
Figure 16‑6: Illustration of Uppers Stopes	16-8
Figure 16‑7: Illustration of a Sill Pillar	16-9
Figure 16‑8: Drift and Fill	16-10
Figure 16‑9: Plan View - Triangle Ramp Portal Location	16-12
Figure 16‑10: Triangle Ramp and Portal	16-13
Figure 16‑11: Sigma Decline Portal Location	16-14
Figure 16‑12: Sigma Decline	16-14
Figure 16‑13: Mine Design with Ramps and Existing Development in Black.	16-18
Figure 16‑14: Mining Zones	16-19
Figure 16‑15: Typical Triangle Sublevel Layout	16-19
Figure 16‑16: Ormaque Design Isometric View	16-20

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Lamaque Project, Québec, Canada Technical Report

Figure 16‑17: Drift and Fill – Primary Secondary Mining Sequence of Blocks	16-24
Figure 16‑18: Case 3 Total Annual Development Metres by Deposit	16-27
Figure 16‑19: Case 3 Total Annual Development Metres by Cost Center	16-27
Figure 16‑20: Case 1: Mine Production Profile – All Mineralized Tonnes*	16-28
Figure 16‑21 Case 1: Annual Production Profile – Gold Ounces	16-29
Figure 16‑22: Case 2: Annual Mine Production Profile – All Mineralized Tonnes*	16-30
Figure 16‑23: Case 2: Annual Mine Production Profile – Gold Ounces	16-30
Figure 16‑24: Case 3: Annual Mine Production Profile – All Mineralized Tonnes*	16-32
Figure 16‑25: Case 3: Annual Mine Production Profile – Gold Ounces	16-32
Figure 16‑26: Ventilation Schematic (Not to Scale)	16-35
Figure 16‑27: Decant Drifts	16-39
Figure 16‑28: Primary Pump Station	16-40
Figure 16‑29: Borehole Sump	16-41
Figure 17‑1: Sigma Mill Simplified Flowsheet	17-2
Figure 17‑2: High-Level Mill Water Balance (annual basis)	17-7
Figure 17‑3: High-Level Water Balance – Future Contemplated State (annual basis)	17-7
Figure 17‑4: Plant Layout	17-12
Figure 18‑1: Triangle Surface Infrastructure	18-3
Figure 18‑2: Sigma Process Plant Site above Decline	18-3
Figure 18‑3: Overall Water Management Schematic (Future State)	18-11
Figure 18‑4: View of the existing Tailings Impoundments at the Sigma Mine	18-13
Figure 18‑5: Tailings Deposition Plan View (2022 – End of 2023, Deposition in B1 and B2)	18-13
Figure 18‑6: Tailings Deposition Plan View (2024 – end 2025, deposition in B4 and B9)	18-14
Figure 18‑7: Tailings Deposition Plan View (2026 to 2027, deposition in B4 and B9)	18-14
Figure 18‑8: Conceptual Water Treatment for Ammonia Removal from Mine Dewatering Waters	18-15
Figure 18‑9: Paste Plant Simplified Flowsheet	18-18
Figure 22‑1: Upper Triangle Annual Ore Processed and Gold Produced	22-5
Figure 22‑2: Sensitivity of the Net Present Value (after-tax) to Gold Price	22-8
Figure 22‑3: Sensitivity of the Net Present Value (after-tax) to Financial Variables	22-9
Figure 22‑4: Recovery Sensitivity	22-9
Figure 22‑5: Annual Mineralized Material Processed and Gold Produced, Lower Triangle	22-12
Figure 22‑6: Lower Triangle Sensitivity of the Net Present Value (after-tax) to Gold Price	22-17
Figure 22‑7: Lower Triangle Sensitivity of the Net Present Value (after-tax) to Financial Variables	22-18
Figure 22‑8: Annual Mineralized Material Processed and Gold Produced, Ormaque	22-21
Figure 22‑9: Ormaque Sensitivity of the Net Present Value (after-tax) to Gold Price	22-26
Figure 22‑10: Ormaque Sensitivity of the Net Present Value (after-tax) to Financial Variables	22-26
Figure 23‑1: Location map of adjacent properties	23-2
Figure 23‑2: Gold deposits in the Val-d’Or district	23-3
Figure 24‑1: Mineral Occurrences within the Lamaque project area and Bourlamaque Property	24-3

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Lamaque Project, Québec, Canada Technical Report

LIST OF TABLES

Table 1‑1: Triangle Mineral Resources, as of 30 September 2021	1-12
Table 1‑2: Parallel Mineral Resources, as of 30 September 2021	1-12
Table 1‑3: Ormaque Mineral Resources, as of 31 December 2021	1-13
Table 1‑4: Lamaque Project Mineral Reserves as of 30 September 2021	1-14
Table 1‑5: Upper Triangle Reserves Capital Cost Estimate	1-18
Table 1‑6: Lower Triangle Capital Cost Estimate	1-18
Table 1‑7: Ormaque Capital Cost Estimate	1-19
Table 1‑8: Upper Triangle Operating Cost Summary	1-19
Table 1‑9: Lower Triangle Operating Cost Estimate	1-19
Table 1‑10: Ormaque Operating Cost Estimate	1-20
Table 1‑11: Exploration Targets at the Lamaque Project and Beyond	1-21
Table 1‑12: Proposed Work Program and Budget	1-22
Table 4‑1: Lamaque Project Mining Lease, Mining Concessions and Exploration Claims	4-4
Table 4‑2: Royalties Summary Table	4-7
Table 4‑3: Remediation and Reclamation Plans	4-10
Table 5‑1: Annual Temperature Data for the Period 1971 to 2000	5-3
Table 5‑2: Climate Norms of Temperatures at Rivière Héva for the Period of 1981 to 2010	5-4
Table 5‑3: Annual Precipitation Data for the Period 1971 to 2000	5-4
Table 5‑4: Climate Norms of Precipitation at Rivière-Héva for the Period of 1981 to 2010	5-5
Table 5‑5: Rainfall (mm) Depth-Duration-Frequency at Val-d’Or Airport (Period 1961 through2017)	5-6
Table 5‑6: Rainfall (mm) Depth-Duration-Frequency at Val-d’Or Airport (Period 1951 through 2016)	5-6
Table 5‑7: Projections of Temperature and Precipitation in the Horizon of 2041 through 2070	5-7
Table 6‑1: Total Production Figures for the Principal Mining Areas of the Lamaque Mine from 1935 to 1985	6-2
Table 6‑2: Total Production from the Sigma and Lamaque Mines to End of May 2012	6-4
Table 6‑3: Indicated Mineral Resources, Integra Gold 2017 Technical Report	6-6
Table 6‑4: Inferred Mineral Resources Estimate, Integra Gold 2017 Technical Report	6-6
Table 6‑5: Lamaque Mineral Resources, as of 13 December 2017	6-7
Table 6‑6: Lamaque Project Mineral Reserves, as of 31 December 2017	6-8
Table 10‑1: Summary of Triangle deposit drilling (surface only)	10-1
Table 10‑2: Summary of Plug No. 4 deposit drilling (resource eligible holes only)	10-2

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Lamaque Project, Québec, Canada Technical Report

Table 10‑3: Summary of Parallel deposit drilling	10-2
Table 10‑4: Summary of Ormaque deposit drilling	10-2
Table 10‑5: Summary of Triangle deposit drilling (underground only)	10-3
Table 11‑1: Standard Reference Material Samples Used at Lamaque Project, 2015 to 2021	11-3
Table 13‑1: Head Assays Summary	13-2
Table 13‑2: Gravity Concentration and Cyanide Leach - Conditions and Recoveries	13-3
Table 13‑3: Summary of Flotation Gold Recoveries Obtained	13-4
Table 13‑4: Summary of Chemical Assays	13-5
Table 13‑5: Gold Recovery by Flowsheet	13-5
Table 13‑6: Triangle Zone Composites Head Assays Summary	13-6
Table 13‑7: Overall Gold Recovery Summary	13-7
Table 13‑8: Assembly of Composite Samples	13-8
Table 13‑9: Selected Head Assays from Triangle Deposit Samples	13-8
Table 13‑10: Rod Mill and Ball Mill Work Indexes	13-8
Table 13‑11: Ball Mill Work Index Variability Samples	13-9
Table 13‑12: Baseline Leach Test Results	13-10
Table 13‑13: C1, C2, C4 and C5 Ore Samples Variability Test Results	13-12
Table 13‑14: Solids Liquid Separation Testing Sample Characteristics	13-13
Table 13‑15: Recommended Thickening Design Parameters	13-13
Table 13‑16: Thickener Underflow Apparent Viscosities and Yield Stress	13-14
Table 13‑17: Summary of Vacuum Filtration Test Results	13-15
Table 13‑18: Summary of Pressure Filtration Test Results	13-15
Table 13‑19: Comminution Testing Results	13-15
Table 13‑20: Summary of Selected Head Assay Results	13-16
Table 13‑21: Bond Ball Mill Work Index Results	13-17
Table 13‑22: Selected Carbon-In-Pulp Results, Baseline 35 μm P80	13-17
Table 13‑23: Selected E-GRG Results	13-18
Table 13‑24: Ormaque Metallurgical Samples	13-19
Table 13‑25: Host Rock (Waste) Samples	13-20
Table 13‑26: Head Characterization of Ormaque Samples	13-20
Table 13‑27: XRD Characterization of Ormaque Samples	13-21
Table 13‑28: Ormaque Composite Comminution Results	13-21
Table 13‑29: Ormaque Waste Rock Grindability Results	13-21
Table 13‑30: Extended Gravity Recoverable Gold (E-GRG) Results	13-22
Table 13‑31: Ormaque Variability Cyanidation Results	13-22
Table 13‑32: Ormaque Composite Optimization Results	13-23

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Lamaque Project, Québec, Canada Technical Report

Table 13‑33: Acid Base Accounting Test Results	13-25
Table 14‑1: Triangle Deposit Composite Statistics for 1 m Uncapped Composite Au (g/t) Data	14-3
Table 14‑2: Triangle Deposit Composite Statistics for 1 m Capped Composite Au (g/t) Data	14-4
Table 14‑3: Correlograms Parameters for Upper Triangle Main Zones	14-5
Table 14‑4: Block Model Limits and Block Size	14-6
Table 14‑5: Global Model Mean Gold Values by Mineralized Domain, Triangle Deposit	14-11
Table 14‑6: Triangle Mineral Resources, as of 30 September 2021	14-14
Table 14‑7: Triangle Mineral Resources, as of 30 September 2021	14-15
Table 14‑8: Parallel Deposit Composite Statistics for 1 m Uncapped Composite Au (g/t) Data	14-19
Table 14‑9: Parallel Deposit Composite Statistics for 1 m Capped Composite Au (g/t) Data	14-19
Table 14‑10: Block model limits and block size in Parallel deposit	14-20
Table 14‑11: Global Model Mean Gold Values by Mineralized Domain, Parallel Deposit	14-23
Table 14‑12: Parallel Mineral Resources, as of 30 September 2021	14-25
Table 14‑13: Ormaque Deposit Composite Statistics for 1 m Capped Composite Au (g/t) Data	14-28
Table 14‑14: Variogram Parameters for Ormaque Mineralization Zones	14-29
Table 14‑15: Block model Limits and block definitions	14-30
Table 14‑16: Global Model Mean Gold Values by Mineralized Domain, Ormaque Deposit	14-34
Table 14‑17: Ormaque Mineral Resources, as of 31 December 2021	14-37
Table 15‑1: Cut-off Grade Definition	15-1
Table 15‑2: Lamaque Project Mineral Reserves as of September 30th, 2021	15-4
Table 16‑1: Mineralized and Waste Rock Average In-Situ Densities	16-2
Table 16‑2: Estimated Preliminary Cut-off Grade by Mining Method	16-3
Table 16‑3: Mine Design Criteria: Longitudinal Longhole Stoping	16-5
Table 16‑4: Mine Design Criteria: Transverse Longhole Stoping	16-7
Table 16‑5: Mine Design Criteria: Uppers Longhole Stoping	16-8
Table 16‑6: Mine Design Criteria: Sill Pillar Longhole Stoping	16-9
Table 16‑7: Drift-and-Fill Mining Criteria	16-11
Table 16‑8: External Dilution Factors	16-11
Table 16‑9: Mining Recovery Factors	16-11
Table 16‑10: Lateral Development Criteria	16-15
Table 16‑11: Vertical Development Criteria	16-15
Table 16‑12: Overbreak and Design Allowances	16-16
Table 16‑13: Development Quantities for Case 1	16-16
Table 16‑14: Development Quantities for Case 2	16-17
Table 16‑15: Development Quantities for Case 3	16-17
Table 16‑16: Effective Work Hours per Shift	16-22

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Table 16‑17: Development Advance Rates	16-22
Table 16‑18: Longhole Mining Mucking Rates	16-23
Table 16‑19: Drift and Fill Mining Rates	16-24
Table 16‑20: Case 3: Annual Summary of Waste and Mineralized Tonnes	16-25
Table 16‑21: Case 1 Life of Mine Development Schedule	16-25
Table 16‑22: Case 2 LOM Development Schedule	16-26
Table 16‑23: Case 3 Life of Mine Development Schedule	16-26
Table 16‑24: Case 1 Mine Production Schedule	16-28
Table 16‑25: Case 2 Mine Production Schedule	16-29
Table 16‑26: Case 3 Mine Production Schedule	16-31
Table 16‑27: Mobile Equipment List	16-33
Table 16‑28: Geomechanical Properties of Triangle Diorite / Tuff	16-36
Table 16‑29: Parameters Used for Calculation of Driving Force	16-37
Table 16‑30: The Total Weight (kt) Matrix of Sill Pillar and Equipment Surcharges	16-37
Table 16‑31: Calculated Factor of Saftey for different sill pillar thicknesses and span ranges	16-38
Table 17‑1: Major Equipment List	17-8
Table 17‑2: Design Criteria	17-9
Table 17‑3: Consumption of Reagents and Consumables	17-10
Table 17‑4: Planned Plant Personnel	17-11
Table 18‑1: Tailings Planning and Sequence of Construction	18-15
Table 18‑2: Paste Plant Design Criteria Summary	18-16
Table 19‑1: Quebec Mining Tax rate	19-2
Table 20‑1: Remediation & Reclamation Plans	20-5
Table 21‑1: Upper Triangle Reserves Capital Cost Estimate	21-1
Table 21‑2: Upper Triangle Reserves Growth Capital Items	21-2
Table 21‑3: Upper Triangle Reserves Sustaining Capital Items	21-4
Table 21‑4: Lower Triangle Capital Cost Estimate	21-5
Table 21‑5: Growth Capital Items, Lower Triangle (US$ M)	21-6
Table 21‑6: Sustaining Capital Items, Lower Triangle (US$ M)	21-7
Table 21‑7: Ormaque Capital Cost Estimate	21-7
Table 21‑8: Ormaque Growth Capital Items	21-8
Table 21‑9: Ormaque Sustaining Capital Items	21-8
Table 21‑10: Upper Triangle Operating Cost Summary	21-9
Table 21‑11: Upper Triangle OPEX Estimate Responsibilities	21-10
Table 21‑12: Lower Triangle Operating Cost Summary	21-11
Table 21‑13: Lower Triangle OPEX Estimate Responsibilities	21-12

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Table 21‑14: Ormaque Operating Cost Summary	21-13
Table 21‑15: Ormaque OPEX Estimate Responsibilities	21-14
Table 22‑1: Upper Triangle Reserves Financial Model Parameters	22-3
Table 22‑2: Quebec Mining Tax Rates	22-4
Table 22‑3: Upper Triangle Reserves Financial Analysis Summary	22-6
Table 22‑4: Upper Triangle Reserves Cash Flow Model	22-6
Table 22‑5: Upper Triangle Production Cost Summary	22-7
Table 22‑6: Upper Triangle Reserves NPV (5%) Sensitivity Results (after-tax)	22-8
Table 22‑7: Lower Triangle Financial Model Parameters	22-11
Table 22‑8: Lower Triangle Inferred Resources Financial Analysis Summary	22-13
Table 22‑9: Lower Triangle Inferred Cash Flow Model	22-14
Table 22‑10: Lower Triangle Inferred Resources Production Cost Summary	22-16
Table 22‑11: Lower Triangle Sensitivity Analysis (5%) Sensitivity Results (after-tax)	22-17
Table 22‑12: Ormaque Financial Model Parameters	22-20
Table 22‑13: Financial Analysis Summary, Ormaque Inferred Resources	22-21
Table 22‑14: Ormaque Triangle Inferred Cash Flow Model	22-23
Table 22‑15: Ormaque Inferred Resources Production Cost Summary	22-25
Table 22‑16: Ormaque Sensitivity Analysis (5%) Sensitivity Results (after-tax)	22-25
Table 24‑1: Mineral Occurrences within the Lamaque project area and Bourlamaque Property	24-3
Table 24‑2: Risk Register	24-5
Table 24‑3: Opportunity Register	24-7
Table 26‑1: Proposed Work Program and Budget	26-2

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GLOSSARY

Units of Measure

Annum (year) ...........................................................................................................................… ……….a
Billion...…………………………………………………………………………………………………….B
Centimeter ………………………………………………………………………………………………...cm
Cubic centimeter ……………………………………………………………………………………….cm3
Cubic feet per minute.............................................................................................................................. cfm
Cubic meter.............................................................................................................................................. m3
Day............................................................................................................................................................. d
Days per year (annum)........................................................................................................................... d/a
Degree....................................................................................................................................................... °
Degrees Celsius....................................................................................................................................... °C
Dollar (American)..................................................................................................................................... US$
Dollar (Canadian)..................................................................................................................................... CA$
Feet............................................................................................................................................................ ft
Gram.......................................................................................................................................................... g
Grams per litre.........................................................................................................................................g/cm3
Grams per litre.......................................................................................................................................... g/L
Grams per tonne...................................................................................................................................... g/t
Greater than.............................................................................................................................................. >
Hectare (10,000 m2)................................................................................................................................ ha
Horsepower.............................................................................................................................................. h
Hour........................................................................................................................................................... h
Hour per year (annum)............................................................................................................................ h/a
Kilo (thousand)......................................................................................................................................... k
Kilogram.................................................................................................................................................... kg
Kilograms per cubic meter...................................................................................................................... kg/m3
Kilograms per hour.................................................................................................................................. kg/h
Kilograms per square meter................................................................................................................... kg/m2
Kilograms per tonne................................................................................................................................ kg/t
Kilometer................................................................................................................................................... km
Kilometers per hour................................................................................................................................. km/h
Kilopascal.................................................................................................................................................. kPa
Kilotonne................................................................................................................................................... kt
Kilotonne per annum............................................................................................................................... ktpa
Kilovolt....................................................................................................................................................... kV
Kilowatt hour............................................................................................................................................. kWh
Kilowatt hours per tonne......................................................................................................................... kWh/t
Kilowatt hours per annum....................................................................................................................... kWh/a
Kilowatt...................................................................................................................................................... kW
Less than................................................................................................................................................... <
Litre............................................................................................................................................................ L

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Lamaque Project, Québec, Canada Technical Report

Litre per tonne.......................................................................................................................................... L/t
Megavolt Ampere..................................................................................................................................... MVA
Megawatt................................................................................................................................................... MW
Meter.......................................................................................................................................................... m
Meter above Sea Level........................................................................................................................... masl
Metric ton (tonne)..................................................................................................................................... t
Microns...................................................................................................................................................... µm
Milligram.................................................................................................................................................... mg
Milligrams per litre.................................................................................................................................... mg/L
Millilitre....................................................................................................................................................... mL
Millimeter................................................................................................................................................... mm
Million cubic meters................................................................................................................................. Mm3
Million ounces........................................................................................................................................... Moz
Million Pascal............................................................................................................................................ MPa
Million tonnes per Annum....................................................................................................................... Mtpa
Million tonnes............................................................................................................................................ Mt
Million......................................................................................................................................................... M
Million Years............................................................................................................................................. Ma
Minutes...................................................................................................................................................... min
Newton...................................................................................................................................................... N
Newton per square meter (Pascal)....................................................................................................... N/m2 or Pa
Ounce........................................................................................................................................................ oz
Parts per billion........................................................................................................................................ ppb
Parts per million....................................................................................................................................... ppm
Horsepower Percent...................................................................................................................................................... %
Percent by Weight................................................................................................................................... wt%
Square centimeter................................................................................................................................... cm2
Square kilometer...................................................................................................................................... km2
Square meter............................................................................................................................................ m2
Thousand cubic feet per minute............................................................................................................ kcfm
Thousand tonnes..................................................................................................................................... kt
Three Dimensional.................................................................................................................................. 3D
Tonne......................................................................................................................................................... t
Tonnes per day........................................................................................................................................ t/d or tpd
Tonnes per hour....................................................................................................................................... tph
Tonnes per cubic meter.......................................................................................................................... t/m3
Tonnes per operating day...................................................................................................................... tpod
Tonnes per operating hour..................................................................................................................... tpoh
Tonnes per year (annum)....................................................................................................................... tpa
Volt............................................................................................................................................................. V
Watt............................................................................................................................................................ W
Weight/volume.......................................................................................................................................... w/v
Weight/weight........................................................................................................................................... w/w

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Lamaque Project, Québec, Canada Technical Report

ABBREVIATIONS AND ACRONYMS

acid rock drainage	ARD
all-in sustaining cost	ASIC
Association for the Advancement of Cost Engineering	AACE
atomic absorption	AA
ball mill work index	BWI
battery electric vehicles	BEV
Bureau des audiences publiques en Environnement	BAPE
Bureau Veritas	BV
Canada Centre for Mineral and Energy Technology	CCMET
Canadian Environmental Assessment Act 2012	CEAA
Canadian Environmental Assessment Agency	CEAAg
Canadian Institute of Mining	CIM
Canadian National Railroad	CN
Canadian Nuclear Safety Commission	CNSC
carbon-in-leach	CIL
carbon-in-pulp	CIP
cemented rockfill	CRF
Century Mining Corporation Inc	Century Mining
certificates of authorizations	CoA
coefficients of variation	CV
cut off grades	COG
Dome Mines Ltd.	Dome Mines
drift and fill	DAF
Eldorado Gold Corporation	Eldorado
Eldorado Gold Québec Inc	EGQ
Environment Quality Act	EQA
environmental and social assessment	ESA
Exploration Claims	CDC
extended gravity recoverable gold	E-GRG
factor of safety	FOS
general and administration	GA
Geologica Groupe-Conseil Inc.	Geologica
Golden Pond Resources Ltd.	Golden Pond
green house gas	GHG
Ground Control Management Plan	GCMP

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Lamaque Project, Québec, Canada Technical Report

Independent Tailings Review Board	ITRB
intensity duration frequency	IDF
internal rate of return	IRR
International Financial Reporting Standards	IFRS
Kalahari Resources Ltd.	Kalahari
Larder Lake-Cadillac Fault Zone	LLCFZ
load-haul-dump	LHD
long term evolution	LTE
longitudinal longhole stoping	LLS
low voltage	LV
life of mine	LOM
McWatters Mining Ltd.	McWatters
medium voltage	MV
Metal Mining Effluent Regulations	MMER
Methyl Isobutyl Carbonyl	MIC
mine load center	MLC
mineral resources estimate	MRE
mineralized material	MM
Mining Association of Canada	MAC
Mining Concessions	CM
Mining Lease	BM
Ministère de Forêts, Faune et Parcs	MFFP
Ministère de l’environnement	MOE
Ministère de l’environnement et Lutte Contre le Changement Climatiques	MELCC
Ministry of Energy and Natural Resources	MERN
National Filter Media	NFM
net positive suction head required	NPSHr
net present value	NPV
net smelter royalty	NSR
occupational health and safety	OHS
ordinary kriging	OK
Plan of Reclamation and Remediation	PRR
Potassium Amyl Xanthate	PAX
Primary-secondary longhole stoping	PSLS
preliminary economic assessment	PEA
qualified person	QP

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quality assurance and control	QA/QC
Quantile – Quantile	Q-Q
Radiation Safety Officers	RSO
Rainfall Depth-Duration-Frequency	IDF
reasonable prospects for eventual economic extraction	RPEE
Reclamation and Remediation	PRR
Regional Adult Education Center	RAEC
run-of-mine	ROM
Sigma Mines (Québec) Ltd.	Sigma Mine
solid-liquid separation	SLS
standard reference materials	SRM
Stantec Consulting Ltd	Stantec
Sustainability Integrated Management System	SIMS
tailings storage facility	TSF
total suspended solids	TSS
toward sustainable mining	TSM
transverse longhole stoping	TLS
Ultraviolet	UV
uncemented rockfill	URF
Val-d’Or Regional Airport	YVO
Variable frequency drive	VFD
volcanic massive sulfide	VMS

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Lamaque Project, Québec, Canada Technical Report

SECTION • 1 SUMMARY

1.1 INTRODUCTION

Eldorado Gold Corporation (Eldorado), an international gold mining company based in Vancouver, British Columbia, owns the Lamaque Project (the Project) in Quebec, Canada through its wholly owned subsidiary, Eldorado Gold Québec.  Eldorado and Stantec Consulting Ltd. (Stantec) have prepared this technical report to provide an overall update on the Lamaque Project.  This includes a feasibility-level update to the current operation based on three years of commercial production centered on the Mineral Reserves in the Upper Triangle mine.  The technical report also presents preliminary economic assessments (PEA) of Inferred Resources from the Lower Triangle deposit and from the Ormaque satellite deposit.  This report has been prepared in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and its related 43-101F1.

The inferred resources considered in this technical report bring to light the favorable extension of the mineralization in concordance with an existing mine.  The inferred resources at Lower Triangle and at Ormaque present an opportunity to potentially extend the mine life which is currently based around the reserves at Upper Triangle, and which are supported by commercial production since 2019.

Upgrades and continuous improvements to the mining and processing infrastructure have enabled a steady increase in production as stated in the 2018 Technical Report, Lamaque Project (effective date 21 March 2018), referred to as the 2018 PFS.  Production has increased from 1,800 tonnes per day (tpd) to current operations approaching 2500 tpd.  Metallurgical recoveries have achieved an average of 97.0% gold recovery in 2021 exceeding planned recoveries of 95% in the 2018 PFS.

The mineral reserves in the Upper Triangle deposit sit within and to the south of the North Dyke from surface to a depth of approximately 800 m, and comprise the mineralized zones C1 through C5 and their associated splays. The Lower Triangle deposit lies within and to the north of the North Dyke at depths of approximately 700 m to 1,800 m from surface and includes mineralized zones C6 though C10 and their associated splays.  The Lower Triangle deposit can be accessed from the bottom of the Upper Triangle deposit with approximately 600 m of development. The Ormaque deposit is located 200 m east of the new decline between Upper Triangle and surface in the historic Sigma pit. The Ormaque deposit is approximately 1.5 km south of the Sigma mill and 1.8 km north of the Triangle deposit. The Parallel deposit is located to the west of Ormaque, approximately, 200 m west of the decline.

The PEAs supporting the Lower Triangle Inferred Resources and the Ormaque Inferred Resources consider the potential economic viability of developing the separate zones that comprise the Lower Triangle Inferred Resources and the separate satellite deposit that comprises the Ormaque Inferred Resources in conjunction with the main zones of the Upper Triangle Reserves development project.

Readers should take care to differentiate these PEAs from the economic analysis for the Upper Triangle Reserves.  The PEAs only demonstrate the potential viability of mineral resources and are not as comprehensive as the economic analysis for the Upper Triangle Reserves.  The level of detail, precision, and confidence in outcomes between the economic analysis for the Upper Triangle Reserves and the PEAs is significantly different.

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Lamaque Project, Québec, Canada Technical Report

The PEAs are preliminary in nature and are based on numerous assumptions and the incorporation of Inferred mineral resources.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves except as allowed for by National Instrument 43-101 in PEA studies.  There is no guarantee that Inferred mineral resources can be converted to Indicated or Measured mineral resources and, as such, there is no guarantee that the economics described herein will be achieved.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Geological information and data for this report were obtained from the Lamaque Project.  Metallurgical tests were completed by third party laboratories to support calculations and optimization of the process flowsheet.  The underground mine designs and mining methods, tailings management and water management considered in conjunction with the inferred resources opportunities were designed from first principles to a PEA.

The gold price used in this study is US$1,500/oz Au for all cases.  Reserves contained in the Upper Triangle and Parallel deposits were declared based on a gold price of US$1,300/oz.

Third party experts have supplied some of the information that was used for the development of the study.  The qualified persons (QPs) have reasonable confidence in the information provided by the following third-party consultants, including the following:

•	Stantec Consulting Ltd.
•	Golder Associates Ltd. of Val d’Or, Quebec (for tailings storage facility studies and management, related CAPEX and OPEX costs)
•	Wood Plc. of Dorval, Quebec (for tailing distribution and storage facilities design (Sigma tailings) and related CAPEX and OPEX costs)

Comparisons of the Triangle mine production from the 2018 Technical Report reserves, actual mine production, and planned 2021 Technical Report reserves, show that the Lamaque Project has exceeded metrics outlined in the original report in terms of tonnage and gold production.

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Mine production through the end of 2021 reached 2.21 million tonnes versus a planned production of 1.78 million tonnes, with 2021 reaching 762 kt mined, over 200 kt above the planned production as shown in Figure 1‑1.

Figure 1‑1:  Upper Triangle Mine Production Comparisons

Gold production from the Lamaque Project has also exceeded the metrics set out in the 2018 Technical Report; gold produced from Lamaque through the end of 2021 was 443.7 koz Au versus planned production of 383 koz Au, with 2021 reaching 153.2 koz Au, 25 koz Au above planned, as shown in Figure 1‑2.

Figure 1‑2:  Sigma Mill Gold Production Comparisons

The current reserves of 1,010 koz Au adds 560.4 koz Au (after depletion) to the reserves stated in the 2018 Technical Report; adding two years of mine life at the higher throughput.

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Lamaque Project, Québec, Canada Technical Report

1.2 CONTRIBUTORS AND QUALIFIED PERSONS

The QPs responsible for preparing this technical report as defined in NI 43-101, and in compliance with 43-101F1 (the “Technical Report”) are:

•	Mr. Jacques Simoneau, P.Geo., Eldorado Gold, author of items 4, 6, 7, 8, 9, 10, 11, 12, and 23 co-author of item 1, 18, and 24

•	Mr. Peter Lind, Eng., P.Eng., Eldorado Gold, author of items 13 and 17, co-author of items 1, 2, 24, 25, and 26

•	Mr. Ertan Uludag, P.Geo., Eldorado Gold, author of items 14

•	Mr. Sean McKinley, P.Geo., Eldorado Gold, author of items 14.3

•	Mr. Jessy Thelland, P.Geo., Eldorado Gold, author of items 15, 21, 22; co-author of item 10, 14, 16

•	Mr. Mickey Murphy, P.Eng., Stantec Consulting, author of items 16, co-author of items 1, 18, 21, 22, 24, 25, & 26

•	Mr. Mehdi Bouanani, Eng., Eldorado Gold, author of items 18, co-author of items 24 and 25

•	Mr. Vu Tran, Eng., Eldorado Gold, co-author of items 5, 18, 20, 21 and 25

•	Mr. David Sutherland, P.Eng., Eldorado Gold, author of items 3 19, 21, and 22, co-author of items 1, 2, 5, 18, 24 , 25, and 26

1.3 RELIANCE ON OTHER EXPERTS

Eldorado prepared this document with input from the Lamaque Project operations staff and other well qualified individuals and third-party experts. The qualified persons relied upon on a report, opinion or statement of another expert who is not a qualified person or on information provided by Eldorado, concerning legal, political, environmental or tax matters relevant to the technical report as stated in Section 3.

1.4 PROPERTY DESCRIPTION AND OWNERSHIP

The Lamaque Project is situated near the city of Val-d’Or in the province of Québec, Canada, approximately 550 km northwest of Montréal.  The coordinates for the approximate center of the host of the mineral reserves, the Triangle deposit, are latitude 48°4'38’’ N and longitude 77°44'4’’ W.  Figure 1‑3 shows the location of the Lamaque Project.

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Lamaque Project, Québec, Canada Technical Report

Figure 1‑3:  Location of the Lamaque Project with Respect to the City of Val-d’Or

The properties that form the Lamaque Project represent the amalgamation of three separate but contiguous properties:  Lamaque South, Sigma-Lamaque, and Aumaque, previously registered to Integra Gold and Or Integra.  Eldorado Gold acquired all the outstanding shares of Integra Gold Corp. in 2017 and became the sole owner of the Lamaque Project.  In July of 2020, Integra Gold and Or Integra were merged into Eldorado Gold Québec Inc (EGQ) with all claims, mining concessions and the mining lease forming the Lamaque Project registered to EGQ.

The Upper Triangle deposit is currently being mined via surface ramp access.  The Lamaque Project also includes the historical Sigma open pit and underground mine and all associated infrastructures as well as the historical Lamaque open pit underground mine.

The Lamaque Project has been the subject of several agreements in the past involving multiple companies.  Although all the claims, mining concessions, and mining leases of the project are 100% owned by EGQ, several of these past agreements included royalties to various companies, a summary of which follows.  Figure 1‑4 shows the location of where these royalties apply.

The group of claims and mining concessions from the Lamaque, Roc d’Or West, and Roc D’Or East historical properties are currently subject to a 1% NSR to Osisko Royalties.  A 2% NSR royalty exists on the small triangle shape claim known as the Roc d’Or East Extension property.  This royalty came from a joint venture agreement between Kalahari Resources Inc. and Alexandria.  In 2019, Kalahari fulfilled this agreement to earn 100% of the property over a 3-year period leaving the 2% NSR royalty to Alexandria which was purchased by Sandstorm in 2015.  In 2020, Eldorado exercised the buyback of the 1% royalty on the Roc d’Or East Extension royalty owned by Sandstorm.

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Lamaque Project, Québec, Canada Technical Report

In December 2010, Integra acquired an option to earn a 100% interest in the historic Bourlamaque Property (2 claims; 16 hectares) in Bourlamaque Township, adjacent to the Lamaque Project.  In addition to fulfilling the terms of the agreement, Integra also purchased the entire NSR royalty for CA$5,000 on 30 April 2013.

In June 2011, Integra entered into an option agreement to acquire a 100% interest in the McGregor Property which is subject to a 2% NSR, 0.6% of which is payable to Jean Robert, 0.6% to Les Explorations Carat and the remaining 0.8% to Albert Audet.  One-half (1%) of this NSR may be purchased for CA$500,000.

In January 2012, Integra entered into an option agreement to acquire a 100% interest in the Donald Property which is subject to a 3% gross metal royalty payable to Les Entreprises Minière Globex Inc., one-third (1%) of which may be purchased for CA$750,000.

Figure 1‑4:  Location of Property in Relation to Royalties

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Lamaque Project, Québec, Canada Technical Report

1.5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Sigma mill is accessed via the Provincial Highway 117, 1.4 km east of Val-d’Or.  The Triangle mine site is accessed from the south of Val-d’Or, 3.7 km east along a private gravel service road, Voie de Service Goldex-Manitou.

The city of Val-d'Or has a humid continental climate that closely borders on a subarctic climate.  Winters are cold and snowy, and summers are warm and damp.  All requirements, including a quality supply of hydro-electric power to support a mining operation, are available in Val-d’Or, and there is an ample supply of water on or near the Lamaque Project to supply a mining operation.  Also available is a local skilled labor force with experienced mining and technical personnel.

The Abitibi region has a typical Canadian Shield-type terrain characterized by low local relief with occasional hills and abundant lakes.  The mine site is bordered to the north by a large unpopulated wooded area, a portion of which is currently used for tailings and waste rock disposal.

1.6 HISTORY

Val-d’Or has been a highly active mining area for a century, with significant mineral deposits found throughout the region.  Gold has been produced from the historic Sigma and Lamaque mines starting in the early 1930’s.  More recently, Eldorado acquired the Lamaque Project through the purchase of Integra Gold Corp in 2017.  Eldorado achieved commercial production on 31 March 2019, from ore mined at the Upper Triangle deposit and processed at the refurbished Sigma mill.

1.7 GEOLOGY AND MINERALIZATION

The Lamaque Project is located in the southeastern Abitibi Greenstone Belt of the Archean Superior Province in the Canadian Shield.  The Abitibi Greenstone Belt, Figure 1‑5, comprises dominantly east-trending folded volcanic and metasedimentary rocks and intervening domes cored by plutonic rocks.  Submarine mafic volcanic rocks dominate forming approximately 90% of the area.  The Abitibi Greenstone Belt is intruded by numerous syn to late tectonic plutons composed mainly of syenite, gabbro, diorite, and granite with lesser lamprophyre and carbonatite dykes.

Regional stratigraphic correlation between the volcanic and sedimentary rocks is hampered by the fact that boundaries between lithostratigraphic units are commonly structural in nature and glacial cover is extensive in some areas.  The Val-d’Or region is dominated by stratigraphic groups and formations that occur mostly within the Tisale and Blake River assemblages.

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Lamaque Project, Québec, Canada Technical Report

Figure 1‑5:  Geology of the Abitibi Greenstone Belt

(modified from Ayer et al., 2005; Goutier and Melançon, 2007; Thurston et al., 2008)

The Larder Lake-Cadillac Fault Zone (LLCFZ) is the major fault in the region and defines the contact between the southward-facing volcanic successions of the Malartic Group and the younger folded, but dominantly northward-facing, graywacke-mudstone successions of the Pontiac Group to the south.

Most of the gold in the Lamaque project area is hosted by quartz-tourmaline-carbonate veins, which vary from shear hosted and/or extensional vein systems to complex stockworks zones.

The Triangle gold deposit was discovered in 2011 by drilling an isolated circular magnetic high anomaly in the south part of the project area.  The volcaniclastic rocks in the Triangle deposit consist of feldspar phenocryst rich (fragments and matrix) lapilli-block tuffs of andesitic to basalt composition.  The texture of the coarse-grained matrix is generally massive; however, grading can be observed locally.  Fine grained beds are less common and turbidite facies have not been observed.  Rare thin concordant lava flows, as well as complex and irregular subvolcanic intrusions, are intercalated within the volcaniclastic sequence.  The tuffs lack penetrative schistosity but contain a stretching lineation and a weak flattening and alignment of fragments.  The strong competency of the rocks surrounding the Triangle Plug coincides with a mineralogical change from Fe-Mg chlorite and paragonitic muscovite in the volcanic rocks to a Mg-dominant chlorite and muscovite with pervasive albite-quartz-epidote (magnetite-pyrite) in and around the plug.

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Lamaque Project, Québec, Canada Technical Report

The Triangle Plug is a chimney-shaped feldspar porphyritic diorite very similar in composition to the Main Plug at the Lamaque deposit.  The Triangle Plug is composed of two different facies of the porphyritic diorite: a mafic facies composed of 25-40% hornblende pseudomorphs (now chlorite-altered) with minor chloritized biotite in the matrix, and a more felsic facies with less than 25% mafic minerals in the matrix.  For both facies, the rock contains 10-30% medium-grained zoned feldspar phenocrysts.  The Triangle Plug plunges at roughly 70° towards the NNE.  At a depth of around 700 m below surface, the Triangle Plug cuts a large dyke called the North Dyke, which extends east-west for over 4 km and dips vertically.  The North Dyke is also a feldspar porphyritic diorite that shares similarities to both facies of the Triangle Plug.  The dyke has been traced to a depth of over 1,800 m below surface.

Gold mineralization in the Triangle deposit occurs primarily within quartz-tourmaline-carbonate-pyrite veins in the Triangle Plug and adjacent massive mafic lapilli-blocks tuffs.

Gold mineralization at the Parallel deposit is hosted within shear and extension veins hosted by the fine- to medium-grained C-porphyry diorite.

The Ormaque deposit is located immediately east of the Parallel deposit.  The Ormaque vein system occurs within the C-porphyry at the contact with volcaniclastic rocks to the north.  Gold mineralization occurs dominantly in gently south-dipping quartz-tourmaline-carbonate extension veins and localized breccia zones.

1.8 DEPOSIT TYPES

The gold deposits in the Val-d’Or area are consistent with the orogenic gold model.  Orogenic gold deposits are typically distributed along first-order compressional to transpressional crustal-scale fault zones that mark the convergent margins between major lithological and/or tectonic boundaries such as the Larder Lake–Cadillac Fault Zone.

Most orogenic gold deposits in Archean terranes are hosted in greenstone belts.  In the Lamaque Project area, competency contrasts are the most important localizing host rock control.  At Lamaque and Triangle the intersection of shear zones with late diorite to granodiorite plugs host the main gold-bearing veins, whereas at Sigma and Ormaque a syn-volcanic diorite (the C-porphyry) hosts mineralization near the sheared contact with the surrounding volcaniclastic rocks.

Orogenic gold deposits develop in response to shear failure, extensional failure and/or hybrid extensional shear failure.  In the Lamaque Project area both shear veins and extension veins are widely recognized, and their identification is important to constrain vein geometries and ore shoots.  In the Triangle deposits the main C vein structures are steeply dipping shear veins and host the bulk of the resource, whereas in the Ormaque deposit gently dipping extension veins contain most of the ore.

1.9 EXPLORATION

Exploration in the Val-d’Or area has been on-going for nearly a century.  Since the acquisition of Integra Gold Corp.  by Eldorado in 2017, significant exploration activities occurred at Triangle as well as several other targets including Plug No. 4, Parallel, Aumaque, South Gabbro, Lamaque Deep, Vein No. 6, P5 Gap, Sigma East Extension, Sector Nord, amongst others.  In January 2020, Eldorado announced the discovery of the Ormaque deposit.  Eldorado continues to explore the Lamaque property extensively.

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Lamaque Project, Québec, Canada Technical Report

1.10 DRILLING, SAMPLING METHOD, APPROACH AND ANALYSES

Drilling on the Triangle, Parallel, Plug No. 4, and Ormaque deposits amount to 3,330 completed drill holes totaling some 821,284 m.  Much of the drilling has been completed since 2015, and in 2015 Eldorado Gold took over the responsibilities for planning, core logging, interpretation and supervision and data validation of the diamond drill campaigns.

Drilling was done by wireline method with NQ sized core (47.6 mm nominal core diameter).  Geology and geotechnical data were collected from the core before sampling.  All vein and shear zone occurrences were sampled with additional “bracket sampling” into unmineralized host rock on both sides of the veins or shear zones.  Typically, about 50% of a hole was sampled.  The core was cut at the Eldorado’s core facility in Val-d’Or, Québec.  For security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time the samples were being packed for shipment.  Standards, duplicates, and blanks were inserted into the sample stream by Eldorado staff.

1.11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Sample preparation procedures including an initial crush to 10 mesh followed by a riffle split of a 250 g subsample which was pulverized to 85% passing 200 mesh.  This subsample is sent for assay where a 30 g subsample is taken and fire-assayed with an atomic absorption (AA) spectrometry finish.  Any values greater than or equal to 5 g/t Au were reassayed by fire assay using a gravimetric finish.  The sample batches contained QA/QC samples comprising standard reference materials (SRMs), duplicates and blanks.

It is in Eldorado’s opinion the QA/QC results demonstrate that the Lamaque Project database for assays obtained from 2015 to 2021 is sufficiently accurate and precise for resource estimation.

1.12 DATA VERIFICATION

Checks to the entire drillhole database were undertaken and comparisons made between the digital database and original assay certificates.  Eldorado concluded that the data supporting the Lamaque Project resource work is sufficiently free of error to be adequate for estimation.

1.13 METALLURGICAL TESTING

The metallurgical responses of ores from Upper Triangle are well understood given three years of operating data and extensive metallurgical testwork that has been completed. Tests included chemical analyses, comminution test work, gravity concentration tests, whole ore cyanidation tests, carbon gold loading tests, cyanide destruction tests as wells as thickening, rheology, and filtration test work.  High metallurgical recoveries (96.5%) are obtained with the Upper Triangle ores and require a fine grind size (40 µm P80), long retention time (>70 hours), and high pH.

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Recent testwork programs have focused on samples from Lower Triangle (zones C6 through C10) and the Ormaque deposit.  Testwork programs have been carried out by third-party commercial laboratories.

Compared to ore from Upper Triangle, the Lower Triangle samples are slightly harder with a Bond Ball Mill work index of 12.8 kWh/t to 13.5 kWh/t.  Recoveries from Lower Triangle are slightly lower than Upper Triangle, with an expected recovery of 95%.

Samples tested from Ormaque indicate that the mineralized material is somewhat harder at 14.2 kWh/t and with metallurgical recoveries in line with Upper Triangle (96.5%) ores.  A higher proportion of coarse gravity-recoverable gold was noted with the Ormaque samples.

1.14 MINERAL RESOURCE ESTIMATE

1.14.1 TRIANGLE DEPOSIT

The Mineral Resource estimate for the Triangle deposit used data from both surface and underground diamond drillholes.  The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software.  The block model cell size is 5 m east by 5 m north by 5 m high.

The mineral resources of the Triangle deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in NI 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Mineral Resources for the Triangle deposit, as of 30 September 2021, are shown in Table 1‑1.  The resources do not include 23 kt in surface stockpiles as of the end of September 2021.  The mineral resources are reported within the constraining mineralized domain volumes that were created to control resource reporting and are based on a 3.0 g/t gold cut-off grade.

Table 1‑1:  Triangle Mineral Resources, as of 30 September 2021

Deposit Name	Categories	Tonnes (× 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
Upper Triangle	Measured	853	9.60	263
	Indicated	5,316	8.51	1,454
	Measured and Indicated	6,169	8.66	1,717
	Inferred	1,792	6.63	382
Lower Triangle	Inferred	6,408	6.89	1420

1.14.2 PARALLEL DEPOSIT

The Mineral Resource estimate for the Parallel deposit used data from surface diamond drillholes.  The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software.  The block model cell size is 5 m east by 5 m north by 5 m high.  The block model was not rotated.

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The mineral resources of the Parallel deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in NI 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into indicated and inferred mineral resource categories.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Mineral Resources for the Parallel deposit, as of 30 September 2021, are shown in Table 1‑2.  The mineral resources are reported within the constraining domain volumes that were created to control resource reporting and at a 3.0 g/t gold cut-off grade.

Table 1‑2:  Parallel Mineral Resources, as of 30 September 2021

Deposit Name	Categories	Tonnes (× 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
Parallel	Indicated	221	9.87	70.2
	Inferred	200	8.83	56.7

Due to its similarity with the Triangle deposit, the same classification approach is used in the Parallel deposit, where the average distance of the samples to a block center interpolated by samples from at least two drill holes, up to 30 m was classified as indicated mineral resources.  All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.

1.14.3 ORMAQUE DEPOSIT

The Mineral Resource estimate for the Ormaque deposit used data from surface diamond drillholes.  The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software.  The block model cell size is 5 m east by 5 m north by 5 m high.

The mineral resources of the Ormaque deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.  The density of drillhole data and the continuity of mineralization at Ormaque only supports an inferred classification for all resources.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Mineral Resources for the Ormaque deposit, as of 31 December 2021, are shown Table 1‑3.  The mineral resources are reported within the constraining volumes that were created to control resource reporting at a 3.5 g/t gold cut-off grade.

Table 1‑3:  Ormaque Mineral Resources, as of 31 December 2021

Deposit Name	Categories	Tonnes (× 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
Ormaque	Inferred	2,223	11.74	839

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1.15 MINERAL RESERVE ESTIMATES

The Mineral Reserve estimate is based on Measured and Indicated Mineral Resources for the Upper Triangle and Parallel deposits, upon which the mining plan and economical study have demonstrated economical extraction.  Mineral reserves are reported using a gold price of US$ 1,300 per ounce and an exchange rate of 1.25 CA$/US$.  A cut-off grade of 4.38 g/t after dilution was applied at stope scale for discrimination of material to be retained in reserves and all stopes falling below cut-off were taken out of the mine plan.  Isolated stopes with grade barely above cut-off were taken out of the reserves if their extraction could not support the cost of development.  From a marginal cut-off grade perspective that considers sunk cost, mandatory development in mineralized ore was included in the reserves if it graded at least 1.0 g/t.

Areas of uncertainty that may materially impact the Mineral Reserve estimates include and are not restricted to:

•	Gold market price and exchange rate.

•	Costs assumptions, in particular cost escalation.

•	Geological complexity and continuity.

•	Dilution and recovery factors.

•	Geotechnical assumptions concerning rock mass stability.

Orebody wireframes were produced on LeapFrog Geo software and an interpolated block model was produced by MineSight Software.  Using Deswik Stope Optimizer Module, stope shapes were created using the following constraints and modifying factors:

•	Only material falling in the Measured and Indicated Resources was retained for inclusion in Mineral Reserves.

•

Mining Method considered a vertical height of 25 m, Minimal dip 45° and stope width between 3 m and 10 m for Longitudinal Retreating Long Hole method with stope lengths up to 25 m. For Transverse Primary / Secondary Long Hole method, a minimal dip of 45 º and stope width greater than 10 m was considered with stope lengths of 10 m.

•	External dilution ranging from 25% for 2022 decreasing to 20% in 2024 based on continuous improvement efforts.

•	Ore Development incorporated internal, planned dilution, and considered 100% mining recovery with no-over break.

•	Development material grading at least 1.0 g/t was included if the development is mandatory.

•	Mining Recovery of 95% and metallurgical recovery of 96%.

The Mineral Reserve estimate as prepared by Eldorado Gold Quebec is summarized in Table 1‑4 and has an effective date of September 30th, 2021.  All Mineral Reserves are classified as Proven or Probable in accordance with the 2019 “CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines”.

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Table 1‑4:  Lamaque Project Mineral Reserves as of 30 September 2021

Reserve	Proven			Probable			Total P&P
Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	%
C1	40,867	4.96	6,516	120,884	6.38	24,810	161,751	6.02	31,326	2.9%
C2	169,993	6.01	32,831	151,579	6.32	30,782	321,572	6.15	63,613	5.8%
C3	1,006	8.88	287	187,668	6.34	38,242	188,674	6.35	38,529	3.5%
C4	266,554	9.97	85,484	2,666,048	6.92	593,496	2,932,602	7.20	678,980	62.2%
C5	0	0.00	0	758,984	9.10	222,083	758,984	9.10	222,083	20.4%
Parallel	0	0.00	0	269,005	6.08	52,588	269,005	6.08	52,588	4.8%
Surface Inventory	23,227	5.60	4,182	0	0.00	0	23,227	5.60	4,182	0.4%
Total	501,647	8.02	129,300	4,154,167	7.20	962,002	4,655,814	7.29	1,091,302	100%
Total recovered (96%)			124,128			923,522			1,047,649

Note:  Tonnes and grade are diluted and considering mining recovery.  All splay veins are regrouped in their related main zone.

Mine production in Q4 2021 totalled 189,911 tonnes 7.51 g/t Au.  The process plant produced 51,354 oz of gold in the quarter.

As of the effective date of this report, the QP is not aware of any risks, legal, political, or environmental factors that would materially impair the Mineral Reserve estimate.

1.16 MINING METHODS

The primary mining method that is currently used at Lamaque is mechanized longhole stoping.  The existing mobile equipment fleet of conventional equipment, mine infrastructure, and services, as well as workforce skillsets are based on longhole, and this method will continue to be used.  Ore is transferred to surface using 45-tonne rated underground haulage trucks in the newly developed Sigma Ramp to the surface ore pad near the Sigma mill facility.

The current longhole stoping mining method will be maintained in the proposed mining of the  Lower Triangle deposit

In the proposed mining of the Ormaque deposit, drift and fill (DAF) mining methods will be employed due to the shallowly-dipping orientation of the mineralized zones, allowing for near-complete recovery of mineralization and providing better selectivity while allowing low grade material to be left in the stopes.  New low-profile mining equipment will be required to reduce mining heights to 2.4m and reduce external dilution.

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The mine operation is currently using cemented rockfill (CRF) and unconsolidated rockfill as backfill.  In the proposed Lower Triangle and Ormaque mine plans, addition of a paste fill plant is included in the growth capital to provide cemented paste fill.  Mineralized material will continue to be transferred to surface using 45-tonne rated underground haulage trucks.  The newly developed Sigma-Triangle decline to the surface ore pad near the Sigma mill facility is a recent improvement for material handling to the mill.  Where practical, waste rock will remain underground for use as backfill.

1.17 PROCESS PLANT AND RECOVERY METHODS

The annual treatment rate is anticipated to ramp up to 862,000 tpa by 2024, based on an average daily production of 2,500 tpd from the Upper Triangle mine.  This corresponds to a plant throughput of 110 tonnes per operating hour.  Minor debottlenecking improvements are planned to ensure that the mill throughput capacity and availability correspond to the mining production rate.

In the Lower Triangle case, mineralized material annual production peaks at 899,000 tpa in 2024.  In the Ormaque case, with mineralized material production average rises to 892,000 tpa starting in 2027.

The Sigma mill operates a conventional process including crushing, grinding, gravity concentration, leach, and carbon-in-pulp (CIP) circuits, as well as elution, carbon regeneration and refinery areas.  Metallurgical recoveries through the Sigma mill averaged 96.8% over the last twelve months.  Expected recoveries for Upper Triangle ores are 96.5%.  For Lower Triangle materials, expected recoveries are slightly lower at 95% and for Ormaque expected recoveries are 96.5%.  Recoveries have been slightly higher during the summer period due to the positive benefit of higher leach temperatures.

1.18 INFRASTRUCTURE

The site attained commercial production on 31 March 2019.  The region is in an active mining jurisdiction in close proximity to infrastructure and resources to support operations.

The following infrastructure exists at the respective areas of the overall site:

•	Triangle mine

o	mine dry and office

o	garage

o	warehouse

o	mine ventilation facilities

o	compressor house

o	waste rock stockpile

o	slurry plant

o	cement silo

o	core logging building

o	surface fuel station

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•	Sigma mill

o	main plant

o	covered crushed ore storage

o	crushing facility

o	warehouse

•	Support infrastructure

o	regional administration office

o	exploration office and core yard

o	construction offices near Sigma mill

•	Site water management and collection ponds

•	Tailings storage facility (TSF)

1.18.1 Future Site Infrastructure – Upper Triangle

To support current operations and continued mining at Upper Triangle, the following infrastructure is planned:

•	Sigma TSF north water basin

•	Sigma TSF raising

•	Mine dewatering water treatment

1.18.2 Future Site Infrastructure – Lower Triangle

Development of the Lower Triangle inferred resources would require the following additional infrastructure:

•	Tailings Thickener

•	Paste Backfill Plant

1.18.3 Future Site Infrastructure – Ormaque

For mining of the Ormaque inferred resources, the following infrastructure would be required:

•	Mine dry

•	Maintenance shop and warehouse

1.19 MARKET STUDIES AND CONTRACTS

Eldorado currently sells gold doré from the Lamaque Project, which are sold to certified refineries in Ontario and Quebec.  Existing contracts for consumables and services are within industry norms.

1.20 ENVIRONMENT AND PERMITTING

The Lamaque Project is an operating mine and is fully permitted under Federal and Provincial regulations.  The Project is in compliance regarding environmental quality and is regularly assessed by Provincial authorities regarding the Environment Quality Act (EQA) of Québec.  Changes to the existing permits including planned lifts to the Sigma tailings management facilities phase IV lift have been discussed with the Provincial Ministries and there are no indications that the Project will not be successful in obtaining permit amendments as were the three previous phases (2018 to 2020)

Mineralized material in Lower Triangle is fully permitted under existing certificates of authorizations (CoA).

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There is an existing CoA for mining in the Ormaque deposit, but this will require an amendment to the CoA to allow for mining below a depth of 453 m; there are no indications that the project will be unsuccessful in obtaining a permit amendment.

Reclamation costs for the Lamaque Project were evaluated at US$10.0M based on recent assessments and a full review of the closure plan is scheduled in 2023.

Eldorado Gold Québec is actively engaged in stakeholder engagement.  In May 2015, a Monitoring Committee was formed to keep the Company’s stakeholders informed about the Lamaque Project.  Quarterly meetings are organized to provide updates on the status of the Project to the committee members.  All proceedings are put on the Company’s website.  The purpose of such a monitoring committee, which is required under section 101.0.3 of the Québec Mining Act, is to develop the involvement of the local community in mining projects.  The committee has representatives from the municipal sector, the economic sector, the public and the Nation Anishnabe de Lac Simon.

1.21 CAPITAL AND OPERATING COSTS

1.21.1 Capital Costs

Upper Triangle Reserve Case

The capital cost estimate required for mining and processing the Upper Triangle Reserves is effective Q4 2021 and expressed in constant dollars.  The total capital costs consist of $70.0M in growth capital and $226.3M M in sustaining capital, as summarized in Table 1‑5.  Significant growth capital items include the Sigma TSF North Basin, mill debottlenecking improvements, an expansion of the cyanide destruction circuit, and a water treatment plant for the mine dewatering water.

Table 1‑5:  Upper Triangle Reserves Capital Cost Estimate

Description	Growth ($M)	Sustaining ($M)	Total ($M)
Mining	$2.5	$185.8	$188.3
Processing	$18.9	$1.1	$20.0
Exploration	$0.0	$2.4	$2.4
Infrastructure	$37.3	$17.5	$54.8
G&A	$11.3	$12.5	$23.8
Closure	$0.0	$10.0	$10.0
Salvage	$0.0	($3.0)	($3.0)
Total	$70.0	$226.3	$296.2

Lower Triangle Inferred Case

The capital cost estimate required to develop, mine, and process the Lower Triangle Inferred Resources is effective Q4 2021 and expressed in constant dollars.  The total capital costs consist of $85.5 M in growth capital and $239.4 M in sustaining capital, as summarized in Table 1‑6.  Significant growth capital items include the tailings thickener and paste backfill plant.

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Table 1‑6:  Lower Triangle Capital Cost Estimate

Description	Growth ($M)	Sustaining ($M)	Total ($M)
Mine	$35.2	$237.4	$272.5
Process	$0.0	$0.0	$0.0
G&A	$0.0	$0.3	$0.3
Infrastructure	$50.3	$0.0	$50.3
Exploration	$0.0	$5.0	$5.0
Closure	$0.0	$0.6	$0.6
Total	$85.5	$243.3	$328.8

Ormaque Inferred Case

The capital cost estimate required to develop, mine, and process the Ormaque Inferred Resources is effective Q4 2021 and expressed in constant dollars.  The total capital costs consist of $19.6M in growth capital and $88.0M in sustaining capital, as summarized in Table 1‑7.  Significant growth capital items include the mine dry, maintenance shop, and warehouse, and access development.

Table 1‑7:  Ormaque Capital Cost Estimate

Description	Growth ($M)	Sustaining ($M)	Total ($M)
Mine	$19.6	$83.6	$103.2
Process	$0.0	$0.0	$0.0
General and Administrative (GA) Costs	$0.0	$0.2	$0.2
Infrastructure	$0.0	$0.0	$0.0
Exploration	$0.0	$3.6	$3.6
Closure	$0.0	$0.6	$0.6
Total	$19.6	$88.0	$107.6

1.21.2 Operating Costs

Upper Triangle Reserve Case

The operating costs expressed in constant dollars average US$135.69 per tonne ore and includes mining, processing, and GA costs, shown in Table 1‑8.

Table 1‑8:  Upper Triangle Operating Cost Summary

Cost Area	Annual Average cost ($M)	Average Cost ($/tonne ore)	Average Cost ($/oz Au)
Underground Mining	$69.5	$84.35	$371.16
Processing	$18.3	$22.27	$97.97
General and Administration	$24.0	$29.07	$127.92
Total	$111.8	$135.69	$597.05

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Lamaque Project, Québec, Canada Technical Report

Lower Triangle Inferred Case

The operating cost estimate for the Lower Triangle Inferred Resources expressed in constant dollars average US$129.41 per tonne mineralized material and includes mining, processing, and GA costs, shown in Table 1‑9.

Table 1‑9:  Lower Triangle Operating Cost Estimate

Cost Area	Annual Average Cost ($M)	Average Cost ($/tonne ore)	Average Cost ($/oz Au)
Underground Mining	$71.8	$82.23	$416.72
Processing	$18.9	$21.67	$109.82
General and Administration	$22.3	$25.51	$129.26
Total	$113.0	$129.41	$655.80

Ormaque Inferred Case

The operating cost estimate for the Lower Triangle Inferred Resources expressed in constant dollars average US$143.02 per tonne mineralized material and includes mining, processing, and GA costs, shown in Table 1‑10.

Table 1‑10:  Ormaque Operating Cost Estimate

Cost Area	Annual average cost ($M)	Average cost ($/tonne ore)	Average cost ($/oz Au)
Underground Mining	$80.6	$94.02	$440.26
Processing	$18.7	$21.84	$102.27
General and Administration	$23.3	$27.16	$127.20
Total	$122.6	$143.02	$669.72

1.22 FINANCIAL ANALYSIS

The economic analysis for the Upper Triangle Reserves, based on US$ 1,500/oz Au, indicates an after-tax net present value (NPV) of US$458.8M, using a discount rate of 5%.

Separately, the preliminary economic assessment supporting the Lower Triangle Inferred Resources indicates an additional after-tax NPV of US$161.9M.

Separately, the preliminary economic assessment supporting the Ormaque Inferred Resources indicates an additional after-tax NPV of US$197.2M.

The economic models were subjected to sensitivity analyses to determine the effects of changing metal prices, capital, and operating expenditures on financial returns.  This analysis showed that the Project economics are robust and are most sensitive to metal prices.

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1.23 ADJACENT PROPERTIES

Eldorado acquired QMX Gold Corporation in 2021 to form what is now referred to as the Bourlamaque property.  The Bourlamaque property is contiguous to the east and north of the Lamaque Project and covers roughly 30 km towards the town of Louvicourt.

Other adjacent properties not controlled by Eldorado include O3’s Alpha property to the south of the Lamaque and Bourlamaque properties, O3’s Harricana property to the west of the Lamaque and Bourlamaque properties, and Probe Metals whose property is to the northeast of Eldorado’s Bourlamaque property.  In 2021, Eldorado purchased 11.5% of the shares of Probe.

1.24 OTHER RELEVANT DATA AND INFORMATION OPPORTUNITIES

Eldorado aims to maximize the value of the Lamaque operation by adding to its existing resource base and by converting resources to reserves, thereby extending mine life and gold production.

Following the modernization of the Sigma mill and the commencement of mining from Upper Triangle, Eldorado has continued to invest strategically at Lamaque.  These investments include the recently completed decline that links the Sigma mill and Triangle mine.  Several exploration targets lie in proximity to the decline, from which exploration drilling will be possible.

As part of an overall growth strategy in the Abitibi area, Eldorado continues to evaluate exploration and corporate development opportunities for high-grade ore that could be mined and trucked to the Sigma mill as well as bulk mining opportunities that would entail upgrading the Sigma mill to its permitted capacity of 5,000 tpd.  A selection of these targets is summarized in Table 1‑11.

Table 1‑11:  Exploration Targets at the Lamaque Project and Beyond

Project Area	Advanced Exploration Stage	Early Exploration Stage	Targeting Stage
Lamaque Project Area	Triangle Stockwork, Parallel-Ormaque-Fortune extensions	Sigma Nord Aumaque Mine No. 3 Sigma East West Plug Area Plug No. 5 Sixteen
Bourlamaque Property	Bonnefond	Herbin Bevcon / Buffaddison New Louvre	Bourlamaque Batholith
Bruell Property		Bruell SW	Bruell Center

Another area for opportunity that was highlighted in the current technical study was the use of alternate materials handling technologies for the Lower Triangle mine.  Materials handling trade-off studies at a PEA level indicate a potential for reducing costs, reducing ventilation requirements, while at the same time reducing greenhouse gas emissions.  Further studies will be carried out to increase the level of confidence in the costs and benefits of technologies evaluated, which included vertical conveyors, conventional conveying, or the use of BEV trucks.

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1.25 INTERPRETATION AND CONCLUSION

The results of this technical study demonstrate that the Lamaque Project warrants continued development due to its positive, robust economics.  To date, the qualified persons are not aware of any fatal flaws on the Lamaque Project, and the results are considered sufficiently reliable to guide Eldorado management in a decision to further advance the Project.  It is concluded that the work completed in this study indicates that the exploration information, mineral resource, and project economics are sufficiently defined to indicate the Project continues to be technically and economically viable.

The main risk to the project is conversion of inferred resources to mineral reserves.  An exploration program is ongoing to further define the ore bodies in within the Lamaque Project, and capital spending is linked to successful conversion of sufficient tonnage to mineral reserves prior to capital expenditures.  The second largest risk is gold price devaluation, gold price has been tested to $1200/ oz and the project remains viable.  Gold price and production are monitored by Eldorado Gold in conjunction with capital spending; systems are in place to allow for quick response to fluctuating metal prices to preserve capital in low price environments or generate growth in high price environments.

1.26 RECOMMENDATIONS

It is recommended to continue with the exploration programs ongoing and budgeted in 2022 and beyond. It is also recommended to expediently continue with ongoing studies and initiate studies identified in the report in preparation for the execution projects starting in 2022.

Table 1‑12 is a description of the recommended steps in the continued advancement of the Lamaque Project and summarizes the estimated cost.  Additionally, a bulk mining sample should be processed once the mineralized material can be accessed in Ormaque.

Table 1‑12:  Proposed Work Program and Budget

Item	Cost (US$)
Geology and Exploration Programs	11,000,000
Mine Planning and Operational Improvement Studies	1,100,000
Metallurgical and Processing Improvement Studies.	1.350,000
Permitting Support and Closure Studies	450,000
Total	$13,900,000

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SECTION • 2 INTRODUCTION

Eldorado and Stantec have prepared this technical report to provide an overall update on the Lamaque Project.  This includes a feasibility-level update to the current operation based on commercial production and mineral reserves in the Upper Triangle mine as well as preliminary economic assessments of inferred resources from the Lower Triangle deposit and from the Ormaque satellite deposit.  This report has been prepared in accordance with Canadian Securities Administrators’ National Instrument 43-101 (Respecting Standards of Disclosure for Mineral Projects “NI 43‑101”) and its related Form 43 101F1.

Eldorado is an international gold mining company based in Vancouver, British Columbia.  Stantec is an independent engineering and consulting company located in Chandler, Arizona.

When estimating mineralized material for any of its projects, Eldorado uses a consistent prevailing gold price methodology that is in line with the 2015 CIM Guidance on Commodity Pricing used in Resource and Reserve Estimation and Reporting.  These are the lesser of the three-year moving average and the current spot price.  For Eldorado’s current mineral reserve estimations, a gold price of US$1,300/oz Au was used.  All cut-off grade determinations, mine designs, and economic tests of economic extraction used this pricing for the Lamaque reserves, and the mineralized material work discussed in this technical report.

To demonstrate the potential economics of a project, Eldorado may elect to use metal pricing closer to the current prevailing spot price and then provide some sensitivity around this price (for the Lamaque Project, metal prices used for this evaluation were US$1,500/oz Au).  This analysis generally provides a better ‘snapshot’ of the project value at prevailing prices rather than limiting it to reserve prices that might vary somewhat from prevailing spot prices.  Eldorado stresses that only material that satisfies the mineralized material criteria is subjected to further economic assessments at varied metal pricing.

The Lamaque Project is the amalgamation of the Sigma-Lamaque, Lamaque South, and Aumaque properties, the Sigma-Lamaque mine, and mill facilities (Sigma-Lamaque Complex), and the Triangle mine.  It includes the following facilities and infrastructure.

•	The Sigma milling facility

•	The Sigma tailings management facility

•	The mining infrastructure of the historic Sigma mine (surface and underground)

•	The mining infrastructure of the historic Lamaque mine (underground only)

•	The mining infrastructure of the currently operating Triangle mine.

2.1 PRINCIPAL SOURCES OF INFORMATION

Eldorado and the authors believe the information used to prepare the technical report and to formulate its conclusions and recommendations is valid and appropriate considering the status of the Project and the purpose for which the report is prepared.  The authors, by virtue of their technical review of the Project, affirm that the work program and recommendations presented in the report are in accordance with NI 43-101 and CIM Definition Standards for Mineral Resources and Mineral Reserves.

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The external experts and QPs do not have, nor have they previously had, any material interest in Eldorado or its related entities.  The relationship with the Company is solely a professional association between the Company and the independent consultants.  The technical report was prepared in return for fees based upon agreed commercial rates, and the payment of these fees is in no way contingent on the results of the technical report.

2.2 QUALIFIED PERSONS AND INSPECTION ON THE PROJECT

The technical report was assembled by Stantec.  The QPs for the technical report are:

•	Mr. Jacques Simoneau, P.Geo., Eldorado Gold, author of items 4, 6, 7, 8, 9, 10, 11, 12, and 23, co-author of item 1, 18, and 24

•	Mr. Peter Lind, Eng., P.Eng., Eldorado Gold, author of items 13 and 17, co-author of items 1, 2, 24, 25, and 26

•	Mr. Ertan Uludag, P.Geo., Eldorado Gold, author of items 14

•	Mr. Sean McKinley, P.Geo., Eldorado Gold, author of items 14.3

•	Mr. Jessy Thelland, P.Geo., Eldorado Gold, author of items 15, 21, and 22, co-author of items, 10, 14, and 16,

•	Mr. Mickey Murphy, P.Eng., Stantec Consulting, author of items 16, co-author of items 1, 18, 21, 22, 24, 25, & 26

•	Mr. Mehdi Bouanani, Eng., Eldorado Gold, author of items co-author of items 18, 24 and 25

•	Mr. Vu Tran, Eng., Eldorado Gold, co-author of items 5, 18, 20, 21, and 25

•	Mr. David Sutherland, P.Eng., Eldorado Gold, author of items 3, 19, 21, and 22, co-author of items 1, 2, 5, 18, 20, 21, 24, 25 and 26

2.3 SITE VISITS

Numerous site visits and inspections were conducted in preparation of the Technical Report.  Sessions were held on site with a majority of the QPs in attendance to align with the site staff including the resident QPs and to familiarize themselves with the Lamaque Project.  Below is a list of the site visits.

•	Mr. Jacques Simoneau, works full time on site for Eldorado Gold Québec, since February 2015.

•	Mr. Peter Lind works full time for Eldorado Gold, since May 2021, visited the Lamaque Project on numerous occasions with the most recent visit occurring November 8th to 10th, 2021.

•	Mr. Ertan Uludag, works full time for Eldorado Gold, since May 2011 and has not visited the site

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Lamaque Project, Québec, Canada Technical Report

•	Mr. Sean McKinley works full time for Eldorado Gold since March 2011 and last visited the sited March 2019.

•	Mr. Jessy Thelland works full time on site for Eldorado Gold Québec, since September 2016.

•	Mr. Mickey Murphy, of Stantec Consulting, has visited the Lamaque Project, occurring on September 13th to September 15th, 2021.

•	Mr. Mehdi Bouanani works full time on site for Eldorado Gold Québec, since November 2017.

•	Mr. Vu Tran works full time for Eldorado Gold Québec, since May 2021 and has been on site multiple times with the last visit on February 15th to February 16th, 2022.

•	Mr. David Sutherland works full time for Eldorado Gold, since June 2008, visited the Lamaque Project on numerous occasions, most recent visit occurring November 8th to 10th, 2021.

2.4 EFFECTIVE DATE

The effective date of this technical report is 31 December 2021.

2.5 ABBREVIATIONS, UNITS AND CURRENCIES

All currency amounts are stated in US dollars (US$).  Quantities are stated in metric units, as per standard Canadian and international practice, including metric tonnes (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, and gram per metric ton (g/t) for gold and silver grades.

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Lamaque Project, Québec, Canada Technical Report

SECTION • 3 RELIANCE ON OTHER EXPERTS

Eldorado prepared this document with input from the Lamaque Project operations staff and other well qualified individuals and third-party experts.  The qualified persons relied upon on a report, opinion or statement of another expert who is not a qualified person or in the information provided by Eldorado, concerning legal, political, environmental or tax matters relevant to the technical report as follows:

3.1 PROPERTY AGREEMENTS, MINERAL TENURE, SURFACE RIGHTS, AND ROYALTIES

The qualified persons have not independently reviewed ownership of the Lamaque Project area and any underlying property agreements, mineral tenure, surface rights, or royalties.  The QPs have fully relied upon, and disclaim responsibility for, information derived from Eldorado.

3.2 ENVIRONMENTAL, PERMITTING, CLOSURE, SOCIAL, AND COMMUNITY IMPACTS

The qualified persons have fully relied upon, and disclaim responsibility for, information supplied by Eldorado for information related to environmental permitting, permitting, closure planning and related cost estimation, and social and community impacts.

3.3 TAXATION

The qualified persons have fully relied upon, and disclaim responsibility for, information supplied by Eldorado and G&K Accounting Professional Corporation for information related to taxation as applied to the financial model. Advice on the application of income tax and Quebec mining duties was provided by Greg New of G&K Accounting Professional Corporation.

3.4 MARKETS

The qualified persons have not independently reviewed the marketing information.  The QPs have fully relied upon, and disclaim responsibility for, information derived from Eldorado.

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Lamaque Project, Québec, Canada Technical Report

SECTION • 4 PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION

The Lamaque Project is situated immediately east of the city of Val-d’Or in the province of Québec, Canada, approximately 550 km northwest of Montréal.  The coordinates for the approximate centre of the Triangle deposit, which is one of the deposits that form the Lamaque Project, are latitude 48°4'38’’ N and longitude 77°44'4’’ W.  According to the Canadian National Topographical System (NTS), the Project is situated on map sheets 32C/04 and 32C/03, between UTM coordinates 295,700mE and 296,900mE, and between 5,328,200mN and 5,329,350mN (NAD83 projection, Zone 18N).  Figure 4‑1and Figure 4‑2 show the location of the Lamaque Project.

Figure 4‑1:  Location of the Lamaque Project in the Province of Québec

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Lamaque Project, Québec, Canada Technical Report

Figure 4‑2:  Location of the Lamaque Project with Respect to the City of Val-d’Or

4.2 PROPERTY DESCRIPTION

4.2.1 Land Tenure

The Government of Québec recognizes 13 types of land registration for mining and exploration.  The Lamaque Project consists of 76 map designated claims (Exploration Claims (CDC), 1,452 ha), 10 mining concessions (Mining Concessions (CM), 2,325 ha) and one mining lease (Mining Lease (BM), 76 ha), all of which are in good standing at the time of this report.  In order to be kept in good standing, exploration claims have been renewed every two years and have a certain amount of exploration work performed during that period.  Exploration expenditures on a specific claim that exceeds the required amount can be apply to other claims located within a maximum distance of 4.5 km.  Mining leases are good for 20 years but can be renewed for three 10-year periods.  Five-year extensions can then be obtained.  In order to keep the mining lease in good standing, the lease holder needs to pay a yearly rent based on the size of the lease.  Mining concessions are grandfathered and never expire.

The properties that form the Lamaque Project represent the amalgamation of three separate but contiguous properties:  Lamaque South, Sigma-Lamaque, and Aumaque (Figure 4‑2), previously registered to Integra Gold and Or Integra.  In 2017, Eldorado Gold acquired all the issued and outstanding shares of Integra Gold and became the sole owner of the Lamaque Project.  In July of 2020 Integra Gold and Or Integra were merged into EGQ.  Since then, all the claims (Figure 4‑3), mining concessions, and the mining lease forming the Lamaque Project are registered in the name of EGQ.

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Lamaque Project, Québec, Canada Technical Report

Eldorado Gold is currently exploiting the Upper Triangle deposit on the Lamaque South property via surface ramp access.  The Upper and Lower Triangle deposits are almost exclusively situated within mining lease 1048 and a small portion within the mining concession No. 375.  The ramp portal is also located within the same mining concession.  The ore is transported to the Sigma mill located on mining concession 272PTA where it is processed.

The Lamaque Project also includes the historical Sigma open pit, underground mine, all associated infrastructures, and the historical Lamaque open pit and underground mine.  The underground workings of the historic Lamaque mine comprise levels 1 to 36 (1,100 m) at a vertical spacing of 30 m, whereas those of the historic Sigma mine comprise levels 1 to 40 (1,850 m) at variable vertical spacings.  A complete list of the mining concessions, mining lease, and mineral claims is shown in Table 4‑1.

Note: Source: GESTIM (MERN), Government of Québec (as of January 14th, 2022)

Figure 4‑3: Claim Map of the Lamaque Project Near Val-d’Or, Québec, Canada

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Lamaque Project, Québec, Canada Technical Report

Table 4‑1:  Lamaque Project Mining Lease, Mining Concessions and Exploration Claims

Project	Type	Title No.	Hectares	Status	Expiry	Company
Lamaque	BM	1048	75.78	Active	2038-03-13	Eldorado Gold (Quebec) inc.
TOTAL		1 Mining Lease	75.78
Lamaque	CM	264PTA	275.54	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	264PTA	81.65	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	264PTB	279.38	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	264PTC	82.69	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	270	66.67	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	272PTA	311.92	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	314PTA	401.11	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	314PTB	116.89	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	314PTB	10.08	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	318PTA	178.11	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	375	325.30	Active	No expiry	Eldorado Gold (Quebec) inc.
Lamaque	CM	380	195.70	Active	No expiry	Eldorado Gold (Quebec) inc.
		10 Mining Concessions	2325.04
Lamaque	CDC	2431221	57.50	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431222	0.28	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431223	19.50	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431224	16.33	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431225	16.08	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431226	1.70	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431227	2.31	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431228	0.31	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431229	8.07	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431230	0.02	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431231	0.25	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431232	40.61	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431233	43.45	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431234	2.52	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431235	52.12	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431236	46.82	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431237	18.07	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431238	34.27	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431239	36.18	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431240	31.73	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431241	37.16	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431242	49.99	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431243	25.69	Active	2022-05-15	Eldorado Gold (Quebec) inc.

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Project	Type	Title No.	Hectares	Status	Expiry	Company
Lamaque	CDC	2431244	34.11	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431245	13.18	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431246	44.42	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431247	33.91	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431248	16.18	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431249	12.39	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431250	55.49	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431251	4.27	Active	2022-05-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431460	3.49	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431461	8.64	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431462	4.40	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431463	9.60	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431464	9.08	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431465	10.60	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431466	16.90	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431467	17.84	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431468	0.81	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431469	12.27	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431470	5.38	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431471	46.18	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431472	25.24	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431473	16.02	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431474	4.73	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431475	0.31	Active	2022-11-21	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431476	12.00	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431477	49.26	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431478	0.01	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431479	16.07	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431480	17.20	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431481	32.62	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431482	32.98	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431483	37.93	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2431484	51.80	Active	2024-04-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435747	6.99	Active	2024-01-24	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435748	7.56	Active	2024-01-24	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435750	14.85	Active	2024-01-24	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435752	2.07	Active	2024-01-24	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435753	9.28	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435754	2.19	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435755	41.59	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435756	13.91	Active	2022-09-15	Eldorado Gold (Quebec) inc.

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Lamaque Project, Québec, Canada Technical Report

Project	Type	Title No.	Hectares	Status	Expiry	Company
Lamaque	CDC	2435757	3.01	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435758	12.58	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435759	15.43	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2435760	4.55	Active	2022-09-15	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444314	2.61	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444315	40.95	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444316	1.10	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444317	16.57	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444318	4.17	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444319	45.68	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444320	0.92	Active	2023-06-30	Eldorado Gold (Quebec) inc.
Lamaque	CDC	2444321	10.17	Active	2023-06-30	Eldorado Gold (Quebec) inc.
		76 Claims	1452.25

One of the previous operators, Teck Cominco Ltd (now Teck Resources Limited), granted rights to part of the surface area of the historical Lamaque Mine to the city of Val-d’Or for use as a mining museum, which opened in 1996 (see Figure 4‑4).  The museum is managed by the non-profit organization Corporation du Village Minier de Bourlamaque (La Cité de l’Or).  The area includes the headframes, the surviving mine buildings, and 100 m of decline into the Lamaque No.2 mine.

4.2.2 Royalties

The Lamaque Project has been the subject of several agreements in the past involving multiple companies.  Although all the claims, mining concessions and mining leases of the project are 100% owned by EGQ through the acquisition of Integra Gold, several of these past agreements included royalties to various companies.  The following text is a summary of these agreements.  Table 4‑2 summarizes the current royalties on the project and Figure 4‑4 is a map showing the locations of where these royalties apply.

The group of claims and mining concessions from the Lamaque, Roc d’Or West and Roc D’Or East historical properties are currently subject to a 1% NSR to Osisko Royalties of which 0.15% (15% of 1%) is owned by its financial partners.  This royalty was purchased by Osisko from Teck in 2015 and was originally granted to Teck from a series of joint venture agreements with Golden Pond Resources Ltd and Tundra Gold Mines Inc.  and Kalahari Resources Inc. (the predecessor company to Integra Gold) following the closure of the Lamaque mine in 1985.  This royalty was originally 2% but Eldorado exercised the buyback clause in 2019 to purchase 1%.  A 2% NSR royalty exists on the small triangle shape claim known as the Roc d’Or East Extension property.  This royalty came from a joint venture agreement between Kalahari Resources Inc. and Alexandria.  On 22 September 2009.  Kalahari fulfilled this agreement to earn 100% of the property over a three-year period leaving the 2% NSR royalty to Alexandria which was purchased by Sandstorm in 2015.  In 2020, Eldorado exercised the buyback for 1% of the royalty on the Roc d’Or East Extension (CL 3691171) royalty owned by Sandstorm.

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Lamaque Project, Québec, Canada Technical Report

Table 4‑2:  Royalties Summary Table

Property	Owner	Royalty Type	%	NSR Company	Buyback Clause	Amount CA$	Comment
Sigma-Lamaque	Eldorado Gold (Québec) Inc.	None
Aumaque	Eldorado Gold (Québec) Inc.	None
Lamaque	Eldorado Gold (Québec) Inc.	NSR	1%	Osisko Royalties (0.85%), Osisko Financial partners (0.15%)			Osisko acquired NSR from Teck in 2015,Eldorado purchased 1% from Osisko in 2019, as per its agreement
Roc d'Or West
Roc d'Or East
Roc d'Or East Extension (CL 3691171)	Eldorado Gold (Québec) Inc.	NSR	2%	Sandstorm	1%	1M	Triangle Claim. Sandstorm acquired NSR from Alexandria in 2015. Buyback was exercised in 2020
Bourlamaque	Eldorado Gold (Québec) Inc.	None
Donald	Eldorado Gold (Québec) Inc.	GMR	3%	Globex	1%	750K
McGregor	Eldorado Gold (Québec) Inc.	NSR	2%	Jean Robert (0.6%)	1%	500K
				Les Explorations Carat (0.6%)
				Albert Audet (0.8%)

In December 2010, Integra acquired an option to earn a 100% interest in the historic Bourlamaque Property (2 claims; 16 hectares) in Bourlamaque Township, adjacent to the Lamaque Project.  In addition to fulfilling the terms of the agreement, Integra also purchased the entire NSR royalty for CA$5,000 on 30 April 2013.  Therefore, there is no outstanding royalty on the Bourlamaque Property.

There are no other royalties, back-in rights, payments, agreements, or encumbrances to which the Lamaque Project is subject to.

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Lamaque Project, Québec, Canada Technical Report

Figure 4‑4:  Location of Historical Property in Relation to Royalties

In June 2011, Integra entered into an option agreement to acquire a 100% interest in the McGregor Property which is subject to a 2% NSR, 0.6% of which is payable to Jean Robert, 0.6% to Les Explorations Carat and the remaining 0.8% to Albert Audet.  One-half (1%) of this NSR may be purchased for CA$500,000.

In January 2012, Integra entered into an option agreement to acquire a 100% interest in the Donald Property which is subject to a 3% gross metal royalty payable to Les Entreprises Minière Globex Inc., one-third (1%) of which may be purchased for CA$750,000.

4.2.3 Exploration Permit

In January 2021, a new permitting process was put into place by Ministère de l’environnement et Lutte Contre le Changement Climatiques (MELCC) for all activities conducted within the environment that are perceived as a risk to the environment.  These areas are mainly defined as wetland areas, which make up a significant portion of the ground in the Abitibi region.  This new permitting process (REAFIE) involves an online application and payment of relevant fees.  The government has 30 days to reply with any questions or concerns about the program.  If there are no concerns, the application is accepted.

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Lamaque Project, Québec, Canada Technical Report

For exploration activities outside of wetland areas, only regular “Permis d’Intervention en Forêt” must be obtained from the Ministère de Forêts, Faune et Parcs (MFFP) to conduct drilling, trenching, stripping or any other surface disturbance on the property.  These permits need to be obtained each time a surface disturbance is contemplated.  To obtain these permits, the claim holder must indicate the location, the type of work that will be conducted and the volume of wood (m

3) cut from the forest validated by an independent forestry engineer, on the application.  The permits can usually be obtained within a month from MFFP.

At the Lamaque Project, a portion of the exploration activity is carried out on a historic TSF in very close proximity to the Triangle mine and the Ormaque deposit, which is still under the reclamation and restoration responsibility of the previous operator.  For the exploration work on the TSF EGQ filed a specific Plan of Reclamation and Remediation (PRR) with Ministry of Energy and Natural Resources (MERN) each time EGQ conducted exploration programs from the TSF.  To date, the update of the registered PRR 8341-0199 associated with the TSF footprint was accepted by MERN on 08 February 2022 and is in good standing.  No permit is needed if mapping, sampling, and geophysical surveys are to be conducted on the mineral claims, provided there is no disturbance of the natural environment.

4.2.4 Operating Permits

All permits, both Federal and Provincial, required to operate the Lamaque Project have been required and are in good standing for operation of the Sigma mill, the Upper Triangle deposit, and the tailings management facilities.  CofA, 7610-08-01-70182-29, covers the Triangle deposit and CofA 7610-08-01-70095-28 covers the Sigma mill

The Lower Triangle deposit falls under the same operating permits as Upper Triangle.  Surface claim and concession boundaries are vertical and extend to depth.  A portion of the Lower Triangle deposit in zone C10 is outside the mining concession in CofA 7610-08-01-70182-29 and will require an extension of mining lease BM-1048 before extraction.  Ore must be classified as reserves prior to application.  With the Bill Omnibus No 103 adopted on 06 October 2021, an Act to amend various legislative provisions primarily for the purpose of reducing the administrative burden, art. 104.1 will be added to the Quebec Mining Law to allow the extension of a mining lease requiring five conditions to be met, precisely the scenario of EGQ with the future extension of BM-1048.

Parallel deposit reserves and Ormaque deposit  inferred resources are included in CoA 7610-08-01-70095-31.  An amendment to the CoA will be required to mine below a depth of 453 m.  Ore must be classified as reserves prior to application for the amendment.

Federal and Provincial regulations and permitting regarding mining operations are fully described in Section 20.

4.2.5 Location of Mineralization

All mineralized zones or areas that the issuer plans to explore for potential exploit of gold deposits that are the subject of this report are located within the boundaries defined by the Lamaque Project.

4.2.6 Comments

To the extent known, there are no significant factors or risks besides those discussed in this report that may affect the issuer’s right or ability to perform work on the Lamaque Project.

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Lamaque Project, Québec, Canada Technical Report

Eldorado Gold Quebec is managing three distinct PRR as follow in Table 4‑3

Table 4‑3:  Remediation and Reclamation Plans

RRP No	RRP Name	Acceptance	Renewal	Surety Bonds CA$
8341-0184	Sigma (mill + TSF site)	14 Jan 2022	14 Jan 2027	7,514,829
8341-0199	Exploration	07 Feb 2022	07 Feb 2027	567,664
8341-0247	Lamaque South (mine site)	28 Feb 2018	28 Feb 2023	1,918,600

As shown, the Reclamation & Closure Plan for the mine site is planned in 2023 for its 5-year legal renewal.  Based on recent evaluation performed in December 2021 by an independent firm, the cost for the PRR Lamaque South (Triangle) is now CA$2,492,160.  According to this recent evaluation, the overall closure cost (ARO) for these three PRRs, including the additions related to the Ormaque deposit and the whole Triangle deposit (upper and lower sections) are estimated at CA$11,197,760.

These three RRP follow the strict guidelines for preparing mine closure plans in Québec last published by the Provincial MERN in November 2017 (ISBN 978-2-550-79804-0 PDF) including the post-closure monitoring (physical stability, environmental, agronomical), maintenance program, and the Emergency Response Plan prior to any approval.

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SECTION • 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 ACCESSIBILITY

The Lamaque Project lies to the east of the Val-d'Or urban center (Figure 5‑1).

Figure 5‑1:  Location and Access of the Lamaque Project

The Sigma mill is accessible via the Provincial Highway 117, the Trans-Canada Highway, 1.35 km east of the first intersection entering Val-d'Or at Saint-Jacques Street and 3rd Avenue.  The Triangle mine site is accessed off Barrette Boulevard by a private road starting 30 m east of the intersection of 7th Street and Barrette Boulevard.  From Barrette Boulevard, the Triangle mine access is 3.7 km east along the private gravel service road, Voie de Service Goldex Manitou.

The Val-d’Or Regional Airport (YVO) is located at the southern edge of the property on the south end of 7th Street and has regularly scheduled flights to and from Montréal.  Val-d’Or is a six-hour drive northwest from Montréal and has daily bus service between Montréal and other cities in the Abitibi region.  This airport is a national hub for Northern Quebec (Cree Nation and Nunavik) and the Canadian arctic territory of Nunavut for several mining companies, being able to accommodate long-haul aircrafts such as Boeing 747 or Airbus due to its +3 km airstrip.  It is also Western Quebec’s hub for forest firefighting with CL-215 water bombers stationed at the airport.

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The proximity of this strategic airport allows for a portion of the staff to commute from the Montreal region and provides quick access to parts and spare equipment.

Canadian National Railroad (CN) operates a feeder line that runs through Senneterre and Amos, connecting to the North American rail system eastward through Montréal and westward through the Ontario Northland Railway.  A CN branch line runs through Val-d’Or and crosses the Lamaque Project, Figure 5‑2.

Figure 5‑2:  Access and Waterways of the Lamaque Project and Surrounding Region

5.2 CLIMATE

The city of Val-d'Or has a humid continental climate that closely borders on a subarctic climate.  Winters are cold and snowy, and summers are warm and damp.  Key climatic variables that describe this type of climate are summarized below for temperatures, precipitations, evaporation – evapotranspiration, and winds.  Work is conducted year around on the Lamaque Project without limitation.

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5.2.1 Temperature

Based on climatic norms for Val-d’Or Airport weather stations (Environment Canada) for the period 1971 to 2010, the region is characterized by a mean daily temperature of +1.2 °C (Table 5‑1)  The mean lowest daily value is -17.2 °C while the mean highest value is 17.2 °C.

Over the same period, the extreme minimum recorded daily temperature was ‑43.9 °C and the extreme maximum recorded daily temperature was +36.1 °C.  The high temperature occurs in July with a maximum of +23.4 °C, and the low temperature occurs in January with a minimum of -23.5 °C.  In winter, extreme daily minimum temperatures, observed in January and February, can be as low as -44 °C and -42 °C, respectively.

There are no recent climatic norms for the period 2000 through 2010 for Val-d’Or Airport weather station.  However, the closest weather station that has these data is Rivière-Héva located ±30 km away from Val-d'Or.  The norms are presented in Table 5‑2 for 1981 through 2010.

•	The mean daily temperature is +1.5 °C

•	The mean lowest daily value is -16.5 °C

•	the mean highest value daily is +16.8 °C

Table 5‑1:  Annual Temperature Data for the Period 1971 to 2000

Parameters	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Daily Mean T. (°C)	-17.2	-15.3	-8.1	0.8	9.4	14.4	17.2	15.8	10.1	4.0	-4.1	-13.3	1.2
Standard Deviation (°C)	3.2	3.2	2.7	2.2	1.9	1.5	1.1	1.4	1.5	2.0	2.1	3.7	0.9
Daily Maximum T. (°C)	-10.9	-8.6	-1.5	6.6	16.1	21.0	23.4	21.7	15.5	8.5	0.1	-7.6	7.0
Daily Minimum T. (°C)	-23.5	-21.9	-14.6	-5.0	2.7	7.8	11.0	9.7	4.6	-0.5	-8.2	-18.9	-4.7
Extreme Maximum T. (°C)	9.7	12.3	17.6	28.2	32.8	34.0	36.1	36.1	32.2	26.1	18.3	13.7
Date (yyyy/dd)	1995/15	1994/19	1995/ 4	1986/28	1962/18	1995/18	1975/31	1975/01	1953/01	1968/16	1961/03	1982/03
Extreme Minimum T. (°C)	-43.9	-42.2	-36.1	-26.1	-11.1	-3.9	-0.1	-2.8	-6.2	-13.3	-30.0	-40.6
Date (yyyy/dd)	1962/29	1962/01	1984/12	1974/08	1966/07	1972/11	1982/03	1951/25	1993/30	1976/25	1995/27	1968/26

Note:  Source;  Environment Canada .  Station of Val-D’Or Airport (ID.  7098600)

Table 5‑2:  Climate Norms of Temperatures at Rivière Héva for the Period of 1981 to 2010

Temperature	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Daily Mean (°C)	-16.5	-15.1	-8.1	1.4	9.3	14.7	16.8	15.5	11.0	4.5	-3.2	-12.1	1.5
Daily Maximum (°C)	-10.3	-8.0	-1.2	7.6	16.2	21.6	23.3	21.9	16.6	8.9	0.6	-6.9	7.5
Daily Minimum (°C)	-22.8	-22.2	-14.9	-4.7	2.4	7.7	10.4	9.1	5.3	0.1	-7.1	-17.3	-4.5

Note:  Source :  MELCC.  Info-Climat.  Québec.  For station of Rivière Héva (ID.  7096621)

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5.2.2 Precipitation

The mean annual precipitation over the same 30-year period 1971 through 2000 was approximately 909 mm, broken down as 635.2 mm of rain and 300.4 of snow (Table 5‑3).  September is the rainiest month, with a total of 99.8 mm.  Snow generally falls from October to May, with reliable snow cover from November to April.  The snowiest months are December and January, with means of 61 cm and 56 cm, respectively.

The precipitation norms at the weather station Rivière-Héva for the period of 1981 to 2010 Table 5‑4) shows a mean annual precipitation of 874.8 mm, including an annual rainfall of 643.2 mm and snowfall of 236.7 mm.  This station also reports the same precipitation trend as the Val-d’Or Airport station in terms of highest and lowest monthly precipitation:  September with 103.4 mm and February 40.8 mm.

Table 5‑3:  Annual Precipitation Data for the Period 1971 to 2000

Parameters	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Rainfall (mm)	5.5	3.4	20.1	35.8	75	92.4	95.4	93.2	99.8	72.2	34.1	8.3	635.2
Snowfall (cm)	56	40.8	48.6	29.2	2.5	0.3	0	0	1.9	14.6	45.5	61	300.4
Precipitation (mm)	56	40.5	65.2	66	77.7	92.7	95.4	93.2	101.9	86.6	76.2	62.5	914
Average Snow Depth (cm)	49	60	53	20	0	0	0	0	0	1	8	27	18
Median Snow Depth (cm)	48	59	53	20	0	0	0	0	0	0	7	28	18
Snow Depth at Month-end (cm)	58	56	37	2	0	0	0	0	0	1	14	39	17
Extreme Daily Rainfall (mm)	25.8	12.2	34.4	27.2	42.4	67.1	67.8	64	53.8	50.5	37.6	20.6	-
Date (yyyy/dd)	1995/ 14	1994/ 20	1980/ 21	1974/ 14	1952/ 12	1960/ 24	1952/ 09	1963/ 04	1974/ 11	1951/ 24	1984/ 01	1977/ 01	-
Extreme Daily Snowfall (cm)	32.5	54.1	28	32.6	8.2	3.2	0	0	9.6	20.8	38.1	33	-
Date (yyyy/dd)	1964/ 09	1965/ 25	1987/ 31	1986/ 21	1989/ 08	1980/ 10	1952/ 01	1952/ 01	1980/ 17	1957/ 24	1961/ 27	1957/ 10	-
Extreme Daily Precipitation (mm)	30.5	65	35.8	33.6	42.4	67.1	67.8	64	53.8	51	41.8	33	-
Date (yyyy/dd)	1964/ 09	1965/ 25	1980/ 21	1986/ 21	1952/ 12	1960/ 24	1952/ 09	1963/ 04	1974/ 11	1988/ 18	1994/ 06	1957/ 10	-
Extreme Snow Depth (cm)	118	142	142	99	23	0	0	0	4	23	41	122	-
Date (yyyy/dd)	1956/ 09	1960/ 28	1972/ 24	1972/ 06	1972/ 01	1955/ 01	1955/ 01	1955/ 01	1956/ 19	1957/ 26	1959/ 30	1955/ 30	-

Note: Source: Environment Canada for station of Val-d’Or Airport (ID.  7098600)

Table 5‑4:  Climate Norms of Precipitation at Rivière-Héva for the Period of 1981 to 2010

Precipitation	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Rain (mm)	4.6	1.7	15.1	39.6	69.2	98.7	97.6	93.5	103.1	73.5	39.7	7.0	643.2
Snow (cm)	50.9	38.8	34.7	16.0	1.7	0.0	0.0	0.0	0.2	7.3	37.3	49.7	236.7
Total (mm)	52.2	40.8	50.3	55.1	70.8	98.8	97.6	93.5	103.4	78.5	76.9	57.1	874.8

Note:  Source :  MELCC.  Info-Climat.  Québec.  For station of Rivière-Héva (ID.  7096621)

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5.2.3 Evapotranspiration

Evapotranspiration is highest during the summer months and virtually nil during the winter.  The annual mean evaporation and evapotranspiration rates are 541 mm and 489 mm, respectively.

5.2.4 Winds

Winds are generally light.  During storm events, sustained winds have been recorded at speeds ranging from 48 km/h to 63 km/h, with gusts up to 124 km/h.  Winter storms with snow accumulation of up to 45 cm have been recorded in recent years, although they are rare.  Between August and January, a southerly wind is dominant, whereas a north-westerly wind is more common between February and July.

5.2.5 Rainfall Intensity-Duration-Frequency

The Rainfall Depth-Duration-Frequency data (IDF) for Val-d'Or airport prepared by Environment Canada are provided in Table 5‑5 and Table 5‑6.  These IDF were developed for the historical period of 1961 through 2017 for duration less than 24 h (Table 5‑5) and 1951 through2016 for duration between 1 day and 30 days (Table 5‑6).

In terms of events occurrence, statistics of rainfall depth indicate a maximum probable rainfall of 332.7 mm in 1 day (Table 5‑6).  The estimated 2-year return period daily rainfall is 43.6 mm.  The 100-year recurrence daily rainfall is 85 mm.

Table 5‑5:  Rainfall (mm) Depth-Duration-Frequency at Val-d’Or Airport

(Period 1961 through 2017)

Duration
Return period (Years)	5 min	10 min	15 min	30 min	1 h	2 h	6 h	12 h	24 h
2	6.9	9.9	11.9	15.2	18.5	22.1	31.1	36.6	41.6
5	8.8	12.2	14.7	19.5	23.7	27.7	38.8	44.3	50.3
10	10.1	13.8	16.6	22.2	27.1	31.4	44	49.4	56.1
25	11.7	15.7	18.9	25.8	31.4	36.1	50.5	55.9	63.4
50	12.9	17.2	20.7	28.4	34.6	39.6	55.3	60.7	68.9
100	14.1	18.6	22.4	31.0	37.7	43.1	60	65.5	74.3

Note:  Source:  Environment Canada for station of Val-d’Or Airport (ID.  7098600)

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Table 5‑6:  Rainfall (mm) Depth-Duration-Frequency at Val-d’Or Airport

(Period 1951 through 2016)

Duration (days)
Return period (Years)	1	2	3	4	5	6	7	8	9	10	15	20	25	30
2	43.6	49.7	55.0	59.6	65.2	69.0	74.0	77.7	81.9	85.3	103.7	123.1	140.7	158.5
5	54.7	60.9	74.5	79.6	86.2	82.0	90.1	93.9	99.7	103.4	124.5	147.2	166.2	183.3
10	-	-	-	-	-	90.6	100.7	104.5	111.4	115.3	138.2	163.2	183.0	199.6
25	71.3	77.6	84.3	89.7	96.8	101.4	114.1	118.0	126.3	130.4	155.5	183.3	204.3	220.3
50	78.2	84.5	91.6	97.1	104.7	109.4	124.1	128.1	137.3	141.6	168.4	198.3	220.1	235.7
100	85.0	91.4	98.8	104.6	112.5	117.4	134.0	138.0	148.2	152.7	181.2	213.1	235.8	250.9
Maximum Probable Rainfall	261.3	272.6	291.6	303.8	322	332.7	400.5	406.5	443.4	453.1	526.0	613.4	657.7	660.5

Note:  Source:  Environment Canada.  Station of Val-d’Or Airport (ID.  7098600)

5.2.6 Climate Change

Climate change is a new risk that needs to be considered in climate assessment for adequate water management.  This risk has been evaluated based on available scientific works mainly being the recommendations by the OURANOS consortium for the province of Québec.  According to their projection studies, in a scenario of high level of emissions, annual mean temperature and annual mean precipitation are expected to increase by 3.2 °C and 85 mm, respectively in the horizon of 2041 through 2070 (Table 5‑7).

Table 5‑7:  Projections of Temperature and Precipitation in the Horizon of 2041 through 2070

Mean Temperature	Projected variation (°C)	Relative variation in Temperature (%)	Mean Precipitation	Mean Temperature (°C)	Projected variation (%)
Annual	+3.2 (2.0)	260	Annual	+85 (900)	+09.4
Winter	+3.8 (-14.0)	73	Winter	+30 (161)	+18.6
Spring	+2.6 (1.4)	285	Spring	+32 (188)	+17.1
Summer	+3.1 (16.3)	119	Summer	-05 (295)	-15.3
Autumn	+2.9 (4.2)	169	Autumn	+25 (261)	+9.6

Note:  Variation is relative to the reference period 1981-2010, Source:  OURANOS

5.3 LOCAL RESOURCES AND INFRASTRUCTURES

Val-d’Or was founded in the 1930s and has a long and rich mining heritage.  Val-d’Or, with a current population of approximately 32,491 persons in 2016 (Statistics Canada), is a modern city and one of the largest communities in the Abitibi region of Québec.  Both the historic Lamaque and Sigma mines are located within the municipality of Val-d’Or.  Historically, these two mines were the largest producers in the area.  Val-d’Or has been a mining service center since its inception.

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All requirements, including a quality supply of hydro-electric power to support a mining operation, are available in Val-d’Or, and there is an ample supply of water on or near the Lamaque Project to supply a mining operation.  Also available is a local skilled labor force with experienced mining and technical personnel.  Several mining and mineral exploration companies have offices located in the area.  Local resources include the following:

•	Assayers – commercial laboratories

•	CANMET – Federal Government Underground Mining Research Office

•	Civil Construction Companies

•	Diamond Drilling – Multiple Contractors

•	Engineering Firms

•	Freight Forwarding

•	Geology – Consultants

•	Geophysics – Contractors

•	Land Surveyors

•	Mining Contractors

•	Mining Industrial Suppliers – including Diesel Engines, Explosives Suppliers, Machine Shops, Mechanics, Electrical, and Cable, Electronics, Tires

•	The Centre National des Mines, is a regional training center with programs in mining vocations; candidates attain certification or technical diplomas providing a quality workforce

5.4 PHYSIOGRAPHY

The Abitibi region has a typical Canadian Shield-type terrain characterized by low local relief with occasional hills and abundant lakes.  The average topographic elevation is approximately 300 meters above sea level (masl) and generally varies less than 100 m.  Large areas are dominated by swamps and ponds.  Local flora in the area is predominantly spruce, pine, fir, and larch, with a much smaller percentage of deciduous trees, such as birch and poplar.

The mine site is bordered to the north by a large unpopulated wooded area, a portion of which is currently used for tailings and waste rock disposal.  A large swamp partially covers parts of the property, while spruce forest and mixed deciduous and coniferous forest cover the eastern, western, and southern extremities.  The elevation difference at the Project rarely exceeds 50 m, except where eskers and glacial deposits are found.  The property is at an elevation of about 320 masl.

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The historic Lamaque TSF, associated with the past operation of the historic Lamaque mine, covers a large part of the central part of the property.  The reclamation and restauration responsibilities of the TSF are tasked to the previous operator.  This tailings area is generally populated with herbaceous growth, grasses and areas of small trees planted by previous operators.  Spruce forest and mixed deciduous and coniferous forest cover much of the rest of the property.

The historic Lamaque TSF is regularly accessed to allow exploration drilling in the northern sector of the Triangle mine as well as the Ormaque and Parallel deposits.

The surface rights for the Lamaque Project have sufficient area to allow for all planned mining and processing operations; storage of future tailings, waste rock, and soil stockpiles to be used in closure activities.  Future development will maximize the use of disturbed (brownfield) areas minimizing the need for expansion into greenfield zones.

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Lamaque Project, Québec, Canada Technical Report

SECTION • 6 HISTORY

Val-d’Or, the "Valley of Gold", has been a highly active mining region for a century with significant mineral deposits found throughout the region.  Gold has been produced from the historic Sigma and Lamaque mines since the early 1930’s.

Information in the following section is in large part extracted from the technical report by Poirier et al.(2015a).  The history of the Sigma and Lamaque mines in that report was based largely on the technical report of Lewis et al.(2011).  It has been updated where applicable.

6.1 HISTORY OF THE SIGMA AND LAMAQUE MINES

6.1.1 Lamaque Mine

Gold was first discovered in the Val-d’Or area in 1923 by R.C.  Clark on what later became the (historic) Lamaque Property.  The gold was contained in a small quartz vein within a narrow shear zone, and the pocket of coarse gold was removed in a single blast from the otherwise barren vein.  Intensive prospecting by trenching under George Kruse resulted in the discovery of the No.3 vein in 1924.  The No.1 vein was also stripped and trenched, but samples collected did not contain significant gold.

In 1924, William Read took an option on R.C. Clark’s claims.  In November 1928, in partnership with Hector Authier, the company Read-Authier Mines Ltd (Read-Authier) was formed to acquire property in Bourlamaque Township.  In 1929, Read-Authier drilled 19 core holes for a total of 2,143 m to test the veins along strike and at depth.  Results were encouraging but inconclusive.  In the late summer of 1932, Major MacMillan optioned Read-Authier’s southern claim group for Teck-Hughes Gold Mines Ltd (Teck-Hughes) and drilled five  holes totaling 520 m to check the previous results.  Teck-Hughes subsequently exercised its option and formed Lamaque Gold Mines Ltd (Lamaque Gold) in December 1932.  Lamaque Gold took over the original discovery and several adjoining claims, with Read-Authier retaining a 30% interest in the original claims.

Shaft sinking started in January 1933, followed by lateral development and mill construction.  The mine officially opened in March 1933 with an “ore reserve” of 67,580 metric tons at 10.62 g/t Au.  Development was accelerated on 03 March 1933, when U.S. President Franklin D. Roosevelt devalued the US dollar and the official gold price jumped from US$20.67 to US$35.00 an ounce.  Sufficient ore was subsequently developed to justify a mill, with construction starting in the summer of 1934.  Later, shafts were sunk adjacent to the Main (or No.1) mine, including the No.2, 3, 4, 5, 6, and 7 shafts, and the East and West mine areas were developed.

Gold production commenced at the Lamaque mine in April 1935, with an initial mill capacity of 225 tonnes per day.  Mill capacity was increased to 450 tonnes per day by November 1935, and to 1,070 tonnes per day by December 1937.  During World War II, the mill operated at reduced tonnage due to the war effort.  In 1951, the mill capacity was raised to 1,300 tonnes per day, and in 1953 it increased again to 1,900 tonnes per day.  Production was cut back to 1,600 tonnes per day in 1972.  Operations ceased in June 1985 and the mill was demolished in 1992.

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The No.2 mine was developed in 1950 through 1951 approximately 1,200 m northeast of the main mine area (not to be confused with the No. 2 Shaft located on the Lamaque South Property), adjacent to the then-active Sigma mine.  Nine levels were developed to a depth of 410.6 m.  Production from the No.2 mine ceased on 30 November 1955, but restarted in 1993 for a short period (production during the latter period is included in the Sigma mine data in Table 6‑2).

The Lamaque No.3 mine was developed in 1961 to a depth of 223.7 m and included the No.3, No.4, and No.5 plugs.  Production ceased at the No.3 mine in 1967.

From 1952 through 1985, the Lamaque mine was the largest gold producer in Québec.  In 1985, the Lamaque mine closed.

The principal mining area of the Lamaque property was acquired by Placer Dome in November 1993.  In 1997, Placer Dome sold the Sigma and Lamaque properties to McWatters Mining Ltd.  (McWatters).  In 1998, a small open pit was developed behind the Lamaque shaft.  In 1999 and 2000, limited open pit operations extracted roughly 377,000 tonnes of ore with an average grade of 2.73 g/t Au, which was processed in the Sigma concentrator.  No underground development or mining was conducted at Lamaque between 1999 and 2010.

In September 2004, Century Mining Corporation Inc. (Century Mining) purchased the Sigma and Lamaque mines, and Century Mining re-opened the Mine No. 3 portion of the Lamaque mine in 2010, which was accessed from a portal from the eastern part of the Sigma open pit.  Production was sourced mainly from the narrow sub-horizontal “flat” veins.  Mining and development used trackless methods, and a low-profile fleet was acquired for mining in the flats.  Due to the undulating and thin nature of the flat veins, significant dilution was encountered during stoping.  At its peak of production, the Lamaque mine employed 215 persons underground from a total workforce of 385.  Total production figures for the principal mining areas at the Lamaque mine are shown in Table 6‑1.

Table 6‑1:  Total Production Figures for the Principal Mining Areas of the Lamaque Mine from 1935 to 1985

Mining Area	Tonnes Milled	Gold Grade (g/t)	Ounces Produced
Main Plug	18,166,848	6.34	3,695,194
East Plug	2,721,397	3.94	343,827
West Plug	1,491,952	4.56	219,014
No. 2 Mine	1,482,775	4.97	237,596
No. 3 Mine	318,560	6.30	58,536
Total Production	24,151,963	5.86	4,554,167

6.1.2 Sigma Mine

In the summer of 1933, Read-Authier sent consulting engineer Herber Bambick to inspect its north claim group.  At the time, the area was accessible by water from Amos (93 km) or by sleigh in winter from the CN railway at Barraute (61 km).  In October 1933, Bambick discovered a vein while conducting a trenching program from which encouraging results were obtained.  This was followed by a diamond drilling program.

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Dome Mines Ltd. (Dome Mines; later Placer Dome Inc.) was invited to examine the property that same year.  James B. Redpath, a recent mining engineering graduate from McGill University, checked the sampling results, and a purchase agreement with Read-Authier retaining a 40% interest was negotiated in February 1934.  Sigma Mines Ltd.  was incorporated in April 1934 and reincorporated in 1937 as Sigma Mines (Québec) Ltd.  (Sigma Mine).

By the end of 1934, a mining camp had been erected with accommodation for 50 men.  A diamond drilling program totaling 3,350 m was completed, revealing a mineralized zone 365 m long and 75 m deep.  A second parallel zone of mineralization was discovered 60 m to the north.  An inclined shaft (No.1 shaft) was sunk at 65° on the southern zone to a depth of 80 m.  During the first year, 1,632 m of underground development partially opened the two zones, revealing excellent grades and widths.

In 1935, the No.2 vertical shaft was sunk to a depth of 300 m.  Exploration identified irregularly distributed gold in seven zones.  In 1936, further diamond drilling confirmed the continuity of the mineralization down to 300 m.  In June 1936, construction started on a 300 ton per day cyanide plant that could be expanded to 500 tons per day.  The mill was expanded to full capacity the following year, and by 1938 the mill was operating at 650 tons per day.  In 1938, the No.2 shaft was deepened to 610 m.  The mill capacity continued to expand, such that by late 1939, it reached 750 tons per day.  In 1940, the capacity was increased to 1,000 tons per day and by 1942 the plant was operating at 1,100 tons per day.

During World War II, supply and labour shortages reduced production to 800 tons per day for the duration of the war.  During this period, mining of the more labour-intensive high-grade flat veins was suspended in favour of the higher volume but lower grade steep veins and dykes.  Mining operations returned to pre-war levels by 1948.

In 1952, the sinking of the No.2 shaft reached its final depth of 1,018 m at the 25th level.  In 1958, sinking began on the No. 3 shaft from the 22nd level.  By 1960, drifting on the new 30th level indicated that mineralized shoots contained grades comparable to the upper part of the mine.  In 1972, the No.3 shaft reached its final depth of 1,817 m below surface, 53 m below the 40th level.

Between August 1972 and May 1974, mill capacity was expanded to 1,460 tons per day, and further expanded to 2,200 tons per day in 1995.

In 1996, Placer Dome Inc.  (formerly Dome Mines) began development of the open pit mine at Sigma.  In September 1997, Placer Dome sold the Sigma mine to McWatters.  In 1998 and again in 1999, McWatters reduced underground production.  In July 1999, McWatters closed the underground mine just 22 months after it took over operations.  Although McWatters’ underground production records appear to be incomplete, it is estimated that 350,000 metric tonnes were mined from the underground operations under their tenure.

The mill was expanded to 3,000 tpd in 2000 and to 5,000 tpd in 2002.  The development of a larger open pit started in November 2002, with ore processing beginning in early 2003.  The McWatters open pit operation never reached commercial production (defined as 60% of design capacity for a period of 90 consecutive days).  All the McWatters mining operations were shut down in October 2003, and McWatters was placed into bankruptcy.

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Century Mining purchased the Sigma and Lamaque mines in September 2004 and re-started production from the Sigma open pit mine.  The open pit was closed in the fall of 2007 and production commenced from underground.  In July 2008, underground production was suspended, and the mine was put on care and maintenance due to economic and financial considerations.

Starting in 2010, while mining around the Mine No. 2 of Lamaque, development and some limited production took place in the Bédard Dyke area.  In the North Wall area, a contractor developed access and infrastructure for future vertical stoping areas.  These stoping areas were designed to encompass most of the near and medium-term production sources.  Access for all three areas was gained via portals and declines developed from within the old Sigma open pit.  The mine was shut down in May 2012 and is currently on care and maintenance.

Table 6‑2 summarizes the total historical production from the Lamaque and Sigma mines to the end of May 2012 (Lewis et al., 2011).

Table 6‑2:  Total Production from the Sigma and Lamaque Mines to End of May 2012

Mine Operator	Operating Period	Production Figures
		Tonnes	Grade (g/t)	Oz
Lamaque Gold	1935 to 1985	24,151,963	5.9	4,554,167
Sigma Mines*	1937 to 1997	23,898,243	5.8	4,456,420
McWatters	1997 to 2003	3,724,000	2.2	263,405
Century Mining	2004 to 2012	4,138,981	1.7	224,888
Total		55,913,187	5.3	9,498,880

Note:  Includes limited production from the Lamaque No. 2 mine area after Placer Dome purchased a portion of the Lamaque Property in 1993.

6.2 LAMAQUE PROJECT EXPLORATION HISTORY

Exploration of the Lamaque Project outside of the Sigma and Lamaque mines prior to Eldorado’s acquisition in 2017 was conducted by numerous operators focussing on different portions of the project area.  The most significant exploration campaigns during the period 1988 – 2017 are summarized below.

1988 through 1990:  Teck / Tundra

In order to explore a portion of the historical Lamaque Property, Teck entered into joint venture agreements with Golden Pond Resources Ltd (“Golden Pond”) and Tundra Gold Mines Inc.  in 1985.  The Golden Pond JV and some of the Tundra JV covered most of the historical Teck property but excluded the Lamaque mine area.  In addition, it included two small claims at the southern limit of the Villemaque Block (claims previously identified as 422883 2 and 421475 2).  The Tundra JV also included two non-contiguous parcels:  the first parcel of land centred on the No. 5 Plug, and the second parcel centered on the No.4 Plug.  Teck was the operator for both the Golden Pond and Tundra JV programs.

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Lamaque Project, Québec, Canada Technical Report

In December 1988, Tundra signed an agreement with Teck to acquire a 100% interest in all of Teck’s assets at Lamaque.  The assets to be acquired included the Lamaque main mine property, all surface structures including the mill, surface and underground equipment, and Teck’s interest in the Tundra, Golden Pond and Roc d’Or Mines agreements.  The purchase price for the assets was CA$8.0M.  Tundra was also required to complete an exploration program and sink an exploration shaft to 304.8 m (1,000 ft) on the No.4 Plug.  Preliminary work was initiated to meet the obligations of the agreement, but a downturn in the industry made funding difficult and the 1988 option was never exercised, leaving Teck with a 100% interest in the main mine and mill area, which was eventually optioned and purchased by Placer Dome Inc.  Subsequently, Tundra’s and Golden Pond’s interest in the Tundra and Golden Pond JV properties was diluted to 50% due to non-payment of their respective portions of lease rentals, assessment filings and taxes.

2003 through 2017:  Integra Gold Corp - Kalahari

No exploration was conducted on the Tundra and Golden Pond JV properties between 1990 and 2003, when Kalahari Resources Ltd (Kalahari) and Teck signed an agreement providing Kalahari the option to earn Teck’s interest in the JV properties.  In 2009, Kalahari purchased the remaining Tundra and Golden Pond interests in the properties through a share swap.  Kalahari changed its name to Integra Gold Corp. in December 2010 and became the owner of 100% of the then known Lamaque South property.

During the period between January 2003 and December 2014, exploration work was completed on the Lamaque South Property, mainly via drilling campaigns.  Over 156,248 m of drilling was completed, mainly on various geophysical targets and the following zones:  Fortune, Parallel, Triangle, South Triangle, No 6 Vein, No 4 Plug, No.5 Plug, Sigma Vein Extension, Mylamaque and Sixteen Zone.  The various drilling programs, and their results, have been discussed in detail in previous NI 43-101 technical reports, all of which were filed by Integra Gold Corp. on their SEDAR profile. (Risto et al., 2004; Beauregard et al., 2011; ; 2013; 2014, Poirier et al., 2014; Poirier et al., 2015a; Poirier et al., 2015b).

The drilling during that time was completed by Orbit-Garant Drilling from Val-d’Or, Québec.  Analyses were completed by Bourlamaque Assay Laboratory and ALS Canada in Val-d’Or.  Exploration work from 2003 to 2008 was supervised by Don Cross and Terrence Coyle; and from 2009 to the end of 2014, Geologica Groupe-Conseil Inc.  (Geologica).  Geologica was responsible for exploration guidance, geoscientific compilation, drill hole planning, supervision, logging, and data validation, as well as the geological interpretation of mineralized zones on cross-sections and longitudinal sections.

In 2009, Geologica was responsible for establishing QA/QC sampling protocols, and these protocols were followed for all drilling campaigns.  Each drill hole had duplicates, blanks, and standards.

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Lamaque Project, Québec, Canada Technical Report

In 2009, Geologica began a re-sampling program of diamond drill core from the 2003–2008 campaigns.  This re-sampling program included the addition of QA/QC samples.  The total in 2009 was 1,654 samples from 121 holes, and 319 QA/QC samples.

In September 2014, Integra Gold completed the acquisition of the neighbouring Sigma-Lamaque mill and mine complex from Century Mining (Sigma-Lamaque property) and amalgamated it with their Lamaque South property to form the Lamaque Project.  From January 2015 to December 2016, Integra Gold drilled 490 diamond drill holes totaling 218,582 m on the Lamaque Project (Sigma-Lamaque, Aumaque, Donald, McGregor, and Lamaque South projects).  Between January 1 and April 10, 2017, Integra completed an additional 120 holes for 27,015 m on the Lamaque Project (Triangle, No.4 Plug, and Lamaque Deep).

In March 2017, Integra Gold released a technical report that included a mineral resources estimate (MRE) that incorporated the newly drilled holes (Girard et al., 2017).  Details of the  indicated and inferred mineral resources estimate by zone using a 5.00 g/t Au cut-off from the Integra Gold technical report are presented in Table 6‑3 and Table 6‑4, respectively.  The resource estimation and geostatistical study were performed using Isatis (v.15.00) software.  The method involves a 3D block model of 5m × 5m × 5m estimated by co-kriging of top capped grades and indicators as described by Rivoirard (Rivoirard et al, 2012).

Table 6‑3:  Indicated Mineral Resources, Integra Gold 2017 Technical Report

Gold Deposit Name	Metric Tons	Grade (g/t Au)	Au Ounces
No. 4 Plug (shear veins only)	300,400	8.56	82,630
Fortune	155,000	6.3	31,620
Parallel	426,800	10.29	141,210
Upper Triangle	4,004,700	9.24	1,189,550
No. 6 Vein	201,300	7.90	51,280
Sixteen	41,800	6.90	9,250
Total Indicated	5,130,000	9.13	1,505,540

Table 6‑4:  Inferred Mineral Resources Estimate, Integra Gold 2017 Technical Report

Gold Deposit Name	Metric Tons	Grade (g/t Au)	Au Ounces
No. 4 Plug (shear veins only)	579,400	8.59	160,030
Fortune	9,400	6.6	1,990
Parallel	184,100	7.70	45,560
Upper Triangle	2,501,100	7.85	631,200
No. 6 Vein	239,800	7.50	58,080
Sixteen	400	6.40	90
Total Inferred	3,514200	7.94	896,950

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Lamaque Project, Québec, Canada Technical Report

2017 through 2018 Eldorado Gold

In July 2017, Eldorado Gold completed the acquisition of Integra Gold.  In March 2018, Eldorado Gold released a technical report for the Lamaque project that included a new MRE (Triangle, No.4 Plug and Parallel zones; Keogh et al.  2018).  The mineral resources were reported using a 2.5 g/t gold cut-off grade.  Details of the Lamaque mineral resources estimate as of December 31, 2017, included in the 2018 Lamaque Project technical report by Eldorado Gold are presented in Table 6‑5

The 2018 technical report by Eldorado Gold also included a mineral reserve estimate for the Lamaque Project (Triangle deposit), upon which a mining plan and an economic study were made.  The mineral reserves were reported using a gold price of U$1200/oz and an exchange rate of 1.30 CA$/US$, as well as a cut-off grade of 3.5 g/t gold.  Details of the Lamaque Project mineral reserves, as of December 31, 2017, included in the 2018 Lamaque Project technical report by Eldorado Gold are presented in Table 6‑6.

Table 6‑5:  Lamaque Mineral Resources, as of 13 December 2017

Deposit Name	Categories	Tonnes (× 1,000)	Grade (g/t Au)	Contained Au (oz × 1,000)
Triangle	Measured	132	10.37	44
	Indicated	3,582	8.84	1,018
	Measured + Indicated	3,714	8.90	1,062
	Inferred	4,648	7.42	1,109
Parallel	Measured	0	0.00	0
	Indicated	221	9.92	70
	Measured + Indicated	221	9.92	70
	Inferred	206	8.70	57
No.4 Plug	Measured	0	0.00	0
	Indicated	762	5.84	143
	Measured + Indicated	762	5.84	143
	Inferred	514	5.56	92
Total Resources	Measured	132	10.40	44
	Indicated	4,565	8.39	1,231
	Measured + Indicated	4,697	8.44	1,275
	Inferred	5,368	7.29	1,258

Please note that Eldorado Gold does not consider these historic resource estimates as current resource estimates.  Current resource estimates that are subject of the economic study are detailed in other sections of this report.

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Lamaque Project, Québec, Canada Technical Report

Table 6‑6:  Lamaque Project Mineral Reserves, as of 31 December 2017

Categories	Tonnes (× 1,000)	Grade (g/t Au)	Contained Au (oz × 1,000)
Proven	111	8.78	31
Probable	3,698	4.25	862
Proven + Probable	3,809	7.29	893

The pre-production capital cost from the 2018 study was estimated at CA$158M, net of production revenue received from Q2 year 2018 to Q2 year 2019 of the preproduction period (CA$104M).  The operating costs were estimated in Q1 2018 Canadian dollars with no allowance for escalation.  The overall unit operating cost is CA$152.52 per tonne of milled ore.  The economic analysis for the Lamaque Project based on US$1,300/oz Au indicated an after-tax net present value (NPV) of US$211 million, using a discount rate of 5%, and an internal rate of return (IRR) of 35% on an after-tax basis was achieved.  Payback of the initial capital was achieved in 3.3 years from the start of production.  At the mineral reserve metals price of US$1,200/oz Au, the Lamaque Project showed positive economics.  The after-tax IRR was 25.9 % and the NPV is estimated to be US$150.3 million using a 5% discount rate, with a calculated payback period of 3.9 years.

On 01 July 2020, EGQ, was created, as the product of the merger of the two related companies, Integra Gold Corporation and Or Intégra (Québec) Inc., bringing together the legacies of the historic Lamaque and historic Sigma properties into EGQ.  In 2021, EGQ acquired QMX Gold Corporation.  The acquisition of QMX’s land position in the Val-d'Or camp provides Eldorado with a significantly increased land position in favorable stratigraphy and excellent exploration potential in the region in close proximity to the Lamaque Project.

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Lamaque Project, Québec, Canada Technical Report

SECTION • 7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGICAL SETTING OF THE ABITIBI GREENSTONE BELT

The Lamaque Project is in the southeastern Abitibi Greenstone Belt of the Archean Superior Province in the Canadian Shield.  The regional geological setting described below is summarized from recent reviews of the geology and ore deposits of the Abitibi Greenstone Belt including Monecke et al.  (2017), Poulsen (2017) and Dube and Mercier-Langevin (2020), and references therein.  The Abitibi Greenstone Belt has been historically subdivided into northern and southern volcanic zones defined using stratigraphic and structural criteria (Dimroth et al., 1982; Ludden et al., 1986; Chown et al., 1992), based mainly on an allochthonous greenstone belt model (i.e., interpreting the belt as a collage of unrelated fragments).  However, more recent U-Pb zircon dating and geological mapping demonstrate that supracrustal rocks in the northern and southern parts of the Abitibi greenstone belt formed during similar times, and ages of plutonic rocks are comparable between both parts of the belt (Davis et al., 2000; Ayer et al., 2002a,b, 2005; Thurston et al., 2008; Goutier et al., 2010).  The differences in metamorphic grade and the volume of intrusive rocks between northern and southern regions are probably best explained by exposure of supracrustal rocks at different crustal levels (Benn and Moyen, 2008).

The Abitibi Greenstone Belt comprises dominantly east-trending folded volcanic and metasedimentary rocks and intervening domes cored by plutonic rocks (Ayer et al., 2002a; Daigneault et al., 2004; Goutier and Melançon, 2007; Figure 7‑1).  An important feature of the Abitibi Greenstone Belt is the occurrence of regional-scale east-trending ductile-brittle fault zones.  These major first-order structures cut across the entire belt dividing the supracrustal rocks and domes into distinct lozenge-shaped domains.  The two most important fault zones in the southern Abitibi Greenstone Belt are the Porcupine-Destor fault zone in the north and the Larder Lake-Cadillac fault zone in the south.  These fault zones are subvertical (70°to 90°) and dip either to the north or south.  They have highly variable widths, ranging from tens to hundreds of meters and are generally marked by intense ductile-brittle deformation and penetrative fabric development (Poulsen, 2017).  The folded and faulted volcanic successions in the Abitibi Greenstone Belt typically have a steep dip and commonly young away from major plutonic domes (Thurston et al., 2008).  Submarine mafic volcanic rocks dominate underlying approximately 90% of the volcanic rocks in the area.  Felsic volcanic rocks account for most of the remainder with komatiites forming a small but important part of many of the volcanic successions (Monecke et al., 2017).  Two unconformable successor basins are recognized and include the widely distributed fine-grained clastic rocks of the early Porcupine-style basins, followed by Timiskaming-style basins composed of coarser clastic sediments and minor volcanic rocks.  The latter are largely proximal to the major faults such as the Porcupine-Destor and Larder Lake–Cadillac fault zones (Ayer et al., 2002a; Goutier and Melançon, 2007).  The Abitibi Greenstone Belt is intruded by numerous syn to late tectonic plutons composed mainly of syenite, gabbro, diorite and granite with lesser lamprophyre and carbonatite dykes.  The metamorphic grade in the Abitibi Greenstone Belt varies from greenschist to subgreenschist facies (Jolly, 1978; Powell et al., 1993; Dimroth et al., 1983b; Benn et al., 1994), except adjacent to plutons where the metamorphic grade commonly reaches amphibolite facies (Jolly, 1978).

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Regional stratigraphic correlation between the volcanic and sedimentary rocks is hampered by the fact that boundaries between lithostratigraphic units are commonly structural in nature and glacial cover is extensive in many areas.  Nonetheless, subdivisions have been defined using mapping and geochronology data from the Ontario Geological Survey and Géologie Québec (Thurston et al., 2008).  Six volcanic assemblages are distinguished that formed by submarine volcanic activity between ca.  2750 and 2695 Ma.  These assemblages are referred to, from oldest to youngest, as the Pacaud (2,750–2,735 Ma), Deloro (2,734–2,724 Ma), Stoughton-Roquemaure (2,723–2,720 Ma), Kidd-Munro (2,719–2,711 Ma), Tisdale (2,710–2,704 Ma), and Blake River (2,704–2,695 Ma) assemblages (Figure 7‑1).  Volcanic rocks older than 2750 Ma are locally found in the Abitibi Greenstone Belt such as those southwest of Chibougamau (2795 to 2759 Ma).  The Val-d’Or region is dominated by stratigraphic groups and formations that occur mostly within the Tisdale and Blake River assemblages.

7.2 DISTRICT GEOLOGY

The Lamaque Project is in the Val-d’Or mining district in the southeastern part of the Abitibi Greenstone Belt.  District-scale geology is described below using information compiled from Gunning and Ambrose (1940), Norman (1947), Latulippe (1976), Dimroth et al.  (1982, 1983a, 1983b), Imreh (1976, 1984), Robert (1989), Desrochers et al.  (1993), Desrochers and Hubert (1996), Pilote et al.  (1997, 1998a, 1998b, 1999, 2000, 2015a, 2015b, 2015c), Scott et al.  (2002), Scott (2005) and Poulsen (2017).  The LLCFZ; also known as the Larder Lake-Cadillac Break or the Cadillac Tectonic Zone) is the major fault in the region and defines the contact between the southward-facing volcanic successions of the Malartic Group and the younger folded, but dominantly northward-facing, graywacke-mudstone successions of the Pontiac Group (or Pontiac Subprovince) to the south (Figure 7‑2; Poulsen, 2017).  The fault is confined to a 200-m-wide high-strain zone containing thin, strongly deformed units including greywacke and mudstone with lenses of conglomerate of the Cadillac Group and felsic to ultramafic rocks of the Piché Group (Robert, 1989).  The northern part of the district is dominated by the syn-volcanic Bourlamaque Batholith that intruded the Dubuisson Formation and the base of the Jacola Formation.  Several other major intrusive suites include the East Sullivan Pluton, the Bevcon Batholith and the Dunrain and Vicour sills.

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Lamaque Project, Québec, Canada Technical Report

Mines
1. Shunsby
2. Kam-kotia
3. Kidd Creek
4. Dome
5. Gemini-Turgeon
6. Selbaie
7. Joutel
8. Mattagami lake
9. Langlois
10. Lemoine
11. Louvicourt
12. Sigma-Lamaque
13. LaRonde-Penna
14. Horne
QUEBEC
ONTARIO
Opatica subprovince
Chibougamau
Kapuskasing Structural Zone
Grenville Province
Pontiac subprovince
Kirkland Lake
Larder Lake
Rouyn-Noranda
Cadillac
Val-d'Or
Timmins
Shining Tree greenstone belt
Swayze greenstone belt
LAMAQUE PROJECT
Geological Units
bro Brouillan Pluton
chi Centre Hill intrusion and Potter mine
cld Lac Doré Complex
crb Rivière Bell Complex
grs Ghost range sill
heb Hébert Pluton
k Kenogamissi Batholith
mar Marest Batholith
mst Mistaouac Pluton
n Nat River Batholith
pou Poularies Batholith
r Rice Lake Batholith
ra Ramsey-Algoma Batholith
rb Round Lake Batholith
scapa Scapa and Chicobi wackes
sd Shaw dome
vln Valrennes Complex
w Watabeag Batholith
Towns
Limit between Northern and Southern Abitibi
Faults
PDF Porcupine-Destor Fault
LCF Larder Lake-Cadillac Fault
BRF Buskegau River Fault
MRF Mattagami River Fault
50 km
PROTEROZOIC
Sediments
ARCHEAN
Granitic to tonalitic intrusions
Mafic to ultramafic intrusions
Paragneiss
ABITIBI LITHOTECTONIC ASSEMBLAGE
Timiskaming
Conglomerate and wacke
Volcanites
Porcupine
Turbidites
Volcanites
ABITIBI LITHOTEC-TONIC ASSEMBLAGE
Blake River 2704 - 2695 Ma
Upper Unit
Lower Unit
Tisdale 2710 - 2704 Ma
Upper Unit
Lower Unit
Kidd-Munro 2719 - 2711 Ma
Upper Unit
Lower Unit
Stoughton-Roquemaure 2723 - 2720 Ma
Deloro 2734 - 2724 Ma
Pacaud 2750 - 2735 Ma
> 2750 Ma

Figure 7‑1:  Geology of the Abitibi Greenstone Belt

(modified from Ayer et al.  , 2005; Goutier and Melançon, 2007; Thurston et al.  2008)

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Lamaque Project, Québec, Canada Technical Report

7.2.1 Stratigraphy

The major volcanic successions in the Val-d’Or mining district belong to the Malartic Group and include from oldest to youngest the Jacola, Val-d’Or and Héva Formations.  The sequence is southward facing with the Jacola Formation in the north and intruded by the Bourlamaque Batholith.  The Val-d’Or Formation lies to the south of the Jacola Formation and is cut by mafic to intermediate plugs and intrusions that host the majority of gold-bearing quartz-tourmaline veins in the district.  The Héva Formation occurs between the Val-d’Or Formation and the LLCFZ to the south.

7.2.1.1 Jacola Formation

The Jacola Formation (2,706 ± 2) comprises, from bottom to top, komatiitic flows, basalts and andesitic volcaniclastic rocks.  The sequence may be complete or truncated.  Komatiitic lavas are observed in the form of massive flows with local spinifex textures.  Basaltic flows are massive, pillowed and sometimes in the form of flow breccias.  Magnesian basalts are also present in small amounts and are easily identified by their characteristic pale grey color.

7.2.1.2 Val-d’Or Formation

The Val-d’Or Formation (2,704 ± 2 Ma) is 1 km to 3 km thick and comprises submarine volcaniclastic deposits formed by autoclastic and/or pyroclastic flows.  These deposits include 1 m to 20 m thick layers of brecciated and pillowed andesite flows with feldspar and hornblende porphyries, intercalated with volcaniclastic beds 5 m to 40 m thick.  The pillows exhibit a variety of forms, from strongly amoeboid to lobed.  Lobed pillows are 1 m to 10 m long and 0.5 m to 1.5 m high and have a vesicularity index of 5% to 40%.  The volcaniclastic beds are composed of lapilli and block tuff, and to a lesser extent, fine tuff.  The sequence also contains syn-volcanic diorite intrusions, the main example being the C-porphyry that is an important host to gold-bearing quartz-tourmaline veins at Sigma and Ormaque.  The C-Porphyry is a mine term that dates back to the early days of the Sigma Mine and has stuck over the years to describe this important intrusion.

7.2.1.3 Héva Formation

The Héva Formation (2,702 ± 2 Ma) is 2 km to 5 km thick and represents a separate volcanic cycle from that underlying Val-d’Or Formation.  It consists of volcaniclastic rocks, pyroclastic rocks, and dykes and sills of gabbroic to dacitic composition.  Volcaniclastic rocks are characterized by coarse or fine tuff horizons with millimetre-scale laminations, intruded by gabbro and dacite.  Disruptions in the volcaniclastic beds and peperite textures indicate that the dykes and sills were injected into unconsolidated sediments.

7.2.2 Intrusive Rocks

The stratified rock sequence in the Val-d’Or region is cut and disrupted by several intrusive events (Pilote et al., 2000) including the synvolcanic Bourlamaque Pluton (2,700 ± 1Ma), pre to early tectonic dykes and stocks as the Snowshoe and the East Sullivan suites (dated at 2,694 ± 3 Ma and 2,684 ± 1 Ma respectively).  The late mafic to intermediate plugs (2,694 to 2,680 Ma) that intrude the Val-d’Or Formation and host gold-rich quartz-tourmaline veins are described in more detail in Section 7.3.

7.2.3 Structural Geology

The LLCFZ is the major first-order structure in the Val-d’Or district.  Regionally it has an interpreted strike length of over 500 km and seismic surveys suggests it has a depth extent of between 12 km and 15 km, and locally potentially > 20 km (Dube and Mericier-Langevin, 2020).  Gold endowment along the fault exceeds 75 M oz (Monecke et al., 2017).  In addition to its strong spatial association with gold deposits, it is also characterized by a spatial association with ultramafic rocks (e.g., Piché Group) and conglomerate (Timiskaming assemblage), and is a locus for alkalic-shoshonitic igneous rocks and carbonate alteration (Poulsen, 2017).  Additional major faults in the district include the Manitou shear zone which occupies a central corridor of highly strained metamorphic rocks in the Lamaque Project area.  To the east a similar style fault called the Dunraine shear zone broadly straddles the contact between the Heva Formation and the Val-d’Or Formation (Figure 7‑3).

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Volcanic and volcaniclastic units broadly strike east to west and dip steeply to the north and are locally overturned with a younging direction toward the south (Robert and Brown, 1986a).  Regional tilting of the volcanic and volcaniclastic package is the earliest deformation recorded in the district.  An early-formed schistosity (S1) is locally preserved and occurs subparallel to bedding (S0) and contains a primary elongation lineation (L1).  Near the LLCFZ southwest of the main Val-d’Or mining district, the volcaniclastic stratigraphy is tightly folded with a locally developed axial planar schistosity oriented roughly east to west and subvertical.  The axes of these folds are parallel to the L1 lineation.  The main penetrative fabric is a regionally extensive S2 foliation that strikes broadly east to west with a moderate to steep dip to the north, representing a major broad-scale north to south shortening event.  Peak greenschist-facies metamorphism corresponds to D3 deformation (~ 2,665 - 2,640 Ma; Dube and Mercier-Langevin, 2020).

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Lamaque Project, Québec, Canada Technical Report

300000
310000
320000
5340000
5332500
5325000
BEAUFOR
LAC HERBIN
FERDERBER
DUMONT
SIGMA
ORMAQUE
LAMAQUE
PARALLEL
NO.4 PLUG
TRIANGLE
EAST SULLIVAN
ORENADA
MANITOU SHEAR ZONE
MANITOU-BARVUE
LOUVEM
LOUVICOURT
DUNRAINE
DUNRAINE SHEAR ZONE
SIGMA-2
LARDER LAKE CADILLAC FAULT ZONE
N
0
5 Km
Producing, Past Producing Mines
Gold Deposits
Lamaque Property
Bourlamaque Property
Fault Zones
Bourlamaque Batholith
East Sullivan Pluton
Bevcon Batholith
Dunraine Sill
Vicour Sill
Pascalis-Tiblemont Batholith
La Corne Batholith
Pontiac Group
Cadillac Group
Piche Group
Garden Island Group
Heva Formation
Val d'Or Formation
Jacola Formation
Dubuisson Formation
Lanaudière Formation
La Motte Vassan Formation

Figure 7‑2:  Simplified Geology of Val-d’Or and Bourlamaque (modified from Sauvé et al.,1993)

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Lamaque Project, Québec, Canada Technical Report

7.3 LOCAL GEOLOGICAL SETTING AND MINERALIZATION

7.3.1 Geology

The Lamaque Project area is underlain by volcanic rocks of the Malartic Group and mafic to intermediate intrusions that range in age from syn-volcanic (2,702 to 2,705 Ma) to syn to late tectonic (2,695 to 2,680 Ma; Figure 7‑3) and rare diabase dikes of Proterozoic age.  The stratified units young to the south with the Jacola Formation in the northern portion of the Project area overlain successively by the Val-d’Or Formation and the Héva Formation.  The Val-d’Or Formation covers most of the Project area and is characterized by interstratified massive to pillowed lavas and volcaniclastic rocks of andesitic-basalt to rhyolitic composition.  According to Scott et al (2002) and based on yttrium-zirconium ratios, the volcanic rocks of the lower Val-d’Or formation are tholeiitic to transitional, while the upper levels are tholeiitic to calc-alkalic.

Because of their intimate spatial association with the known gold deposits the intermediate to mafic intrusive rocks that intrude the Val-d’Or Formation are particularly important.  The oldest intrusion on the property is the C Porphyry (2,703.7 ± 2.5 Ma; Wong et al., 1991).  Field relationships and age data support a syn-volcanic timing.  New geological mapping, drilling and 3D modelling suggests the C Porphyry forms a series of sill-like bodies elongated in an east-west direction (Figure 7‑3).  Commonly contacts with the volcanic host rocks are diffuse and gradational, however, they are important competency contrast sites for gold mineralization.  The intrusion is dioritic in composition and is a light to medium grey, but with textures ranging from a fine-grained homogeneous rock with a micro-porphyritic texture containing lath or tabular shaped feldspar crystals up to 4 mm long to a medium grained crowded porphyritic texture.

Several syn to late tectonic intrusions are recognized in the Project area and were emplaced between ~ 2,695 and 2,680 Ma.  The oldest intrusions in this suite are feldspar porphyry dikes and the mafic Plug No. 4 intrusion (2694 ± 2.2 Ma and 2693.2 ± 4.7 Ma respectively; Wong et al., 1991; Dube, 2018).  Plug No. 4 hosts gold-bearing quartz stockwork veins immediately north of the Triangle mine.  It measures about 100 m in diameter and has been intercepted in drillholes to a depth of 1,300 m.  It consists of fine to medium-grained gabbro with a strong magnetic signature.  The host to gold mineralization at the historic Lamaque mine is the Main Plug and has an age of 2,685 ± 3 Ma (Jemielita et al., 1989).  The Main Plug is a steep north-northeast plunging chimney-like intrusive body, which measures roughly 245 m by 115 m in diameter.  It displays concentric compositional zonation, with an outer rim dominantly of dioritic composition grading inwards into a porphyritic quartz-diorite phase and a granodiorite core.  Satellite intrusions of similar composition, namely the West and East plugs, also host gold mineralization at the historic Lamaque mine.

Several intrusive phases have been dated at the Triangle deposit (Dube, 2018).  The Triangle Plug is host to the gold-bearing quartz-tourmaline veins in the deposit and is a cylindrical-shaped, steeply north-plunging porphyritic diorite.  It consists of an early melanocratic diorite and a younger leucocratic phase containing less than 20% mafic minerals.  U-Pb dating of magmatic zircons constrain the age of the leucocratic phase to 2684 ± 1.2 Ma and the melanocratic phase to 2680.1 ± 4.0 Ma (Dube, 2018).  In addition, the intermediate North Dyke was dated at 2685 ± 0.9 Ma.  Timing of these phases overlap; however, field relationships indicate the North Dyke was the earliest intrusion and was cut by the Triangle Plug.  Numerous other porphyritic dykes and sills are common in the project area.  They vary from concordant or subparallel to stratigraphy to cross cutting and are felsic to intermediate composition.

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Lamaque Project, Québec, Canada Technical Report

First, second and third order structures are recognized throughout the Lamaque Project area (Figure 7‑3).  As previously described the LLCFZ is the major regional crustal-scale structure that juxtaposes different lithotectonic units to the south of the property and exhibits a protracted deformation history active from D1 (Poulsen, 2017).  Second order structures are large-scale (2 to > 5km) shear zones such as the Manitou Shear Zone and are characterized by an intense shear fabric that developed during D2.  Third order structures are discrete, smaller scale faults that typically have strike lengths of <1 to 2 km and control the development of gold-bearing quartz-tourmaline veins.  Most of these faults have a steep southerly dip with a reverse sense of movement that reflect north-south compression during the mineralizing event (D3; see discussion below).  The mineralogy of the shear zones, related veins and alteration consist dominantly of chlorite, muscovite, carbonate, albite, quartz, tourmaline, and pyrite (Robert and Brown, 1986 a, b; Dube, 2018).  The youngest faulting event manifests as dextral strike-slip faults and is post-mineral.

The absolute timing of metamorphism, magmatism and mineralization is subject to extensive debate (Jemielita et al., 1990; Robert, 1990; Wong et al., 1991; Cowan, 2020; Dube and Mercier-Langevin, 2020).  The volcanic sequence including the syn-volcanic C-porphyry contain a S2 penetrative cleavage which is particularly well-developed within the various strands of the Manitou Shear Zone.  The younger mafic to intermediate intrusions do not display this penetrative foliation but locally develop shear fabrics proximal to third order fault zones.  Wong et al.  (1991) and Robert et al. (1983) also document the late intrusions as cutting the main regional folding and deformation event.  Wong et al.  (1991) directly dated the peak metamorphic event at 2684 ± 7 Ma through U-Pb dating of rutile in the Colombière rhyolite which is located 13 km east of the Sigma mine.  Peak metamorphism therefore coincides broadly with the emplacement of the younger plugs and dikes.  This is supported by the fact that the assemblages in the late intrusions are greenschist facies minerals (chlorite, muscovite, albite, carbonate, epidote and actinolite; Robert and Brown, 1986 a,b; Dube, 2018).  Robert and Brown (1986 a,b)  further identified a horizontal isograd between epidote-chlorite-white mica and epidote-chlorite-biotite at a depth of ~ 800m which they interpreted as the transition between lower and upper greenschist facies metamorphism.  Recent spectral data supports the widespread occurrence of these minerals with biotite and amphibole more localized.

Dube and Mercier-Langevin (2020) discuss in detail the controversy surrounding the absolute age of mineralization in Val-d’Or and the wider Abitibi.  The third-order structures that host gold-rich quartz-tourmaline veins clearly post-date the younger intrusions (~ 2,680 Ma), peak metamorphism (2684 ± 7 Ma) and the earlier D2 deformation.  The geometry and kinematics of the auriferous vein networks in the Val-d’Or district is compatible with the regional D3 strain (Robert, 1990; Dube and Gosselin, 2007).  Dube and Mercier-Langevin (2020) suggest the minimum age of D3 is ~ 2,640 Ma based on the age of the Preissac-La Corne two-mica monzogranite that post-dates D3.  Molybdenite associated with gold mineralization at the nearby Canadian Malartic mine yields Re-Os age of 2,670 ± 10 Ma (De Souza et al., 2017) which is compatible with D3 timing in the Val-d’Or district.  However, hydrothermal rutile from an alteration halo around the veins in andesite at Sigma has a much younger U-Pb age of 2599 ± 9 Ma (Wong et al., 1991).  Similarly U-Pb ages of 2625 ± 7 Ma have been obtained from hydrothermal titanite and rutile at the nearby Camflo mine (Jemielita et al., 1990).  Dube and Mercier-Langevin (2020) argue that these younger ages are incompatible with field relationships and likely reflect thermal resetting.

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Lamaque Project, Québec, Canada Technical Report

292000
296000
N
0
1 Km
5332000
5328000
Sigma
Mine No.2
Lamaque
Plug No.5
Ormaque
Fortune
Parallel
Mine No.3
No.4 Plug
Triangle
Larder Lake Cadillac Fault Zone
Producing, Past Producing Mines
Deposits
Lamaque Property
Faults
Inferred
Sinistral strike-slip
Dextral strike-slip
First-order
Second-order
Third-order
Third-order, mineralized
Manitou Shear Zone
Intrusive Rocks
Diabase Dike
Diorite G Porphyry
Gabbro Plug
Gabbro Undifferentiated
Diorite Triangle Type
Diorite Plug
Diorite Undifferentiated
Diorite C Porphyry
Bourlamaque Pluton
East Sullivan Pluton
Pontiac Group
Greywacke, mudstone
Cadillac Group
Greywacke, mudstone
Jacola Formation
Ultramafic volcanic rocks, minor gabbro intrusions
Mafic volcanic rocks
Basalt
Val d'Or Formation
Andesite
Intermediate Volcanic
Andesitic tuff
Mafic volcanic rocks
Intermediate to felsic volcanic rocks
Andesite
Felsic volcanic rocks
Trachyandesite
Heva Formation
Felsic – Intermediate volcanic rocks
Mafic volcanic rocks

Note: Source Eldorado Gold, January 2022

Figure 7‑3:  Geology of the Lamaque Project Area

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Lamaque Project, Québec, Canada Technical Report

7.3.2 Gold Mineralization

The majority of gold in the Lamaque Project area is hosted by quartz-tourmaline-carbonate veins, which vary from shear hosted and/or extensional vein systems to complex stockworks zones.  The historical mines at Sigma and Lamaque together produced over 9.5 Moz of gold.  The geology of these mines is summarized below due to their proximity, economic importance, and geological similarity to the more recently discovered gold deposits on the property.  The section then focuses on the geology of Triangle, Plug No. 4, Parallel, and Ormaque deposits.  The descriptions of the deposit geology are drawn from widely published papers and reports including Beauregard et al.  (2011), Dubé (2018),  Robert (1983), Robert and Brown (1986a, 1986b), Robert et al.  (1995), Garofalo (2000), Gaboury et al.  (2001), Olivo et al.  (2006), Perrault et al., (1984), Karvinen, (1985) and McKinley et al.  (2021).

7.3.2.1 Sigma Mine

Three main lithologic units are identified in the Sigma mine including volcanic rocks of the Val d’Or formation, C-porphyry diorite and feldspar porphyry dykes (Figure 7‑3 and Figure 7‑4).  The volcanic rocks include various tuffaceous rocks and associated pillowed and massive andesite lava flows.  These rocks strike east-west and dip steeply to the north.  The C porphyry is a plagioclase-phyric diorite of subvolcanic origin that intrudes the lavas.  The diorite forms a sill-like body and is cut by younger feldspar porphyry dykes (“G dykes” according to the mine nomenclature).  These dykes strike approximately east-west and dip steeply to the south.  The thickness of individual dykes ranges from a few centimeters to about 10 m, and averages 3 m.  The numerous third-order shear zones are the dominant structural features of the deposit.  The shear zones are up to 6 m wide, strike east-west and dip moderately to steeply to the south (50° to 90°).  They mostly have a reverse sense of movement and overprint the S2 regional schistosity.  The east-west striking and subvertical S2 fabric overprints the C-porphyry and volcanic rocks and is particularly well developed in strands of the Northern Manitou Shear Zone that occurs on the north and south flanks of the mine (Figure 7‑3).

Auriferous veins at the Sigma mine consist of quartz and tourmaline with lesser carbonates, muscovite, pyrite, scheelite, chlorite and chalcopyrite (Robert and Brown, 1986a, b).  Four types of veins can be distinguished based on their host rock associations and geometries:  (1) steeply to moderately dipping fault-fill veins within shear zones; (2) subhorizontal extensional veins; (3) arrays of subhorizontal extensional veins hosted within the feldspar porphyry dykes, referred to as dyke stringers; and (4) moderately north-dipping extensional-shear veins, referred to as the North Dipper veins.

7.3.2.2 Lamaque Mine

The volcanic sequence within the Lamaque mine strikes east-west and dips steeply south.  It consists of andesitic basalt lapilli tuffs mixed with lesser andesite flows, flow breccia and mafic lavas.  The oldest intrusive rocks at Lamaque are porphyritic diorite dykes and stocks considered equivalent to the C porphyry at the Sigma Mine.  Numerous chimney or plug-shaped intrusions varying from mafic to felsic compositions occur at Lamaque, with the Main Plug being the most productive host rock.  The Main Plug is roughly elliptical (250 m east -west by 100 m north-south), plunges northeast at 70° and has been traced to a depth of 1,800 m.  The core of the Main Plug is a medium to fine grained, dark grey, homogeneous tonalite-diorite, which grades outward to quartz diorite and finally diorite.  The West and East plugs have the same composition as the Main Plug, but the West plug is coarser grained.  Many types of porphyry dykes have been identified based on characteristics such as mineral composition and grain size.  Most are lithologically similar to the feldspar porphyry “G dykes” at the Sigma Mine, with the exception of quartz diorite porphyry that is unique to the Main Plug area.  All of those dykes are older than the intermediate Main Plug intrusion.

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Lamaque Project, Québec, Canada Technical Report

Gold mineralization at Lamaque consists of quartz-tourmaline-carbonate-pyrite veins, stringers and stockworks.  These gold-bearing veins occur within all rock types but are most abundant in late intrusions.  Roughly 85% of the gold mined historically at Lamaque was from veins hosted by the Main Plug.  The quartz-tourmaline-carbonate veins, as at Sigma, are associated with brittle-ductile reverse shear zones, and occur in multiple orientations and styles.  The veins were classified into three main types namely shear veins, flat veins, and stringer veins (Karvinen, 1985).  The shear veins are generally thick (up to 10 m) and have strike lengths of over 500 m.  They are best developed in the volcanic rocks away from the plugs in the upper parts of the mine.  Typical thicknesses of flat veins are less than 0.5 m but these also extend for hundreds of meters in strike.  They dip gently (10 to 20°) to the west and intersect shear veins at 75 to 85 °.  Stringer veins are essentially stockwork veins and veinlets found predominantly in the two productive plugs and in several zones these veins were so numerous that bulk mining was possible.  These stockwork zones were very prolific at the Lamaque Mine and produced most of the ore.  They were developed usually near the intersection of sub-vertical south dipping shear zones with the intrusion.  The resulting geometry created large zones of gold bearing veins and veinlets that could be as large as the intrusion itself and therefore were very economic to extract.

7.3.2.3 Triangle Mine

The Triangle gold deposit was discovered in 2011 by drilling an isolated circular magnetic high anomaly in the south part of the project area.  The anomaly corresponds to the contact aureole and/or altered zone within the mafic volcaniclastic rocks surrounding a non-magnetic porphyritic diorite intrusion (Triangle Plug).  The anomalous magnetic zone extends over a subcircular area roughly 800 m in diameter.

The volcaniclastic rocks in the area of the Triangle deposit consist of feldspar phenocryst rich (fragments and matrix) lapilli-block tuffs of andesitic to basalt composition.  The size of the blocks can reach 70 cm.  The texture of the coarse-grained matrix is generally massive; however, grading can be observed locally.  Fine grained beds are less common and turbidite facies have not been observed.  Rare thin concordant lava flows, as well as complex and irregular subvolcanic intrusions, are intercalated within the volcaniclastic sequence.  The tuffs lack penetrative schistosity but contain a stretching lineation and a weak flattening and alignment of fragments.  The strong competency of the rocks surrounding the Triangle Plug coincides with a mineralogical change from Fe-Mg chlorite and paragonitic muscovite in the volcanic rocks to a Mg-dominant chlorite and muscovite with pervasive albite-quartz-epidote (magnetite-pyrite) in and around the plug.

The Triangle Plug is a chimney-shaped feldspar porphyritic diorite very similar in composition to the Main Plug at the Lamaque deposit.  The Triangle Plug is composed of two different facies of the porphyritic diorite.  A mafic facies composed of 25-40% hornblende pseudomorphs (now chlorite-altered) with minor chloritized biotite in the matrix, and a more felsic facies comprises less than 25% mafic minerals in the matrix.  For both facies, the rock contains 10-30% medium-grained zoned feldspar phenocrysts.  The Triangle Plug plunges at roughly 70° towards the north-northeast.  At a depth of around 700m below surface, the Triangle Plug cuts a large dyke called the North Dyke, which extends east-west for a distance of over 4 km and dips vertically.  The North Dyke is also a feldspar porphyritic diorite that shares similarities to both facies of the Triangle Plug.  The dyke has been traced to a depth of over 1,800 m below surface.

Gold mineralization in the Triangle deposit occurs primarily within quartz-tourmaline-carbonate-pyrite veins in the Triangle Plug and adjacent massive mafic lapilli-blocks tuffs.  The veins are localized in a series of shear zones and fractures that cut both units.  The thickest and most continuous veins have an east-west strike and developed within ductile-brittle reverse shear zones that dip 50-70° to the south.  They are classified as C-veins (shear veins) and at least twelve discrete C-veins (C1 to C10 and C8b and C9b) have been identified to a depth of greater than 1500 m.  Smaller extensional shear veins form splays to the C-veins and dip 20-45° south and are commonly associated with sub-horizontal extension veins.  The bulk of the gold occurs within the quartz veins, but lower grades also occur in the strong muscovite-carbonate-pyrite alteration selvages.  In and below C8, C9 and C10 veins a lower faulted portion of the Triangle Plug contains intense stockwork veins similar in style to zones within the Lamaque mine that were previously bulk mined.

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Lamaque Project, Québec, Canada Technical Report

7.3.2.4 Plug No. 4 Deposit

The Plug No. 4 deposit is located 550 m north of the Triangle deposit and 1 km southwest of the historical No. 3 Mine shaft, to which it is connected by drifts on the 450’ and 700’ levels.  Plug No. 4 is a fine- to medium-grained magnetic gabbro intrusion measuring roughly 100 to 150 m in diameter.  It is enveloped by an older syn-volcanic diorite and diorite breccia similar to the C-porphyry.  These intrusions are cut to the west by a fine-grained porphyritic felsic diorite dyke which extends northwest towards the No. 3 Mine area.  Gold mineralization at Plug No. 4 is restricted to the gabbro intrusion.

A series of east-west striking reverse shear zones dipping between 45° and 75° to the south cut all units at Plug No. 4.  The shear zones are spaced roughly 25 to 50 m apart and have been identified to depths of more than 1000 m from surface in the gabbro.  Gold mineralization at the Plug No. 4 deposit occurs in quartz-tourmaline-carbonate-pyrite veins.  These veins have both laminated and breccia textures and are associated with, and controlled by, the major reverse shear zones.  Low angle extensional shear veins (dipping 35-45° south) occur adjacent to these shear veins but have limited strike extent.  Sub-horizontal extension veins are much more abundant in Plug No. 4 than at Triangle and occur in vein arrays or clusters in the gabbro intrusion with dimensions measuring up to tens of metres.  The thickness of individual veins can vary from 1 mm to 1.25 m, but most are between 5-10 cm.  These vein clusters can carry significant gold, but grades are generally erratic.  Where vein intensities are greatest average gold grades are ~ 3-4 g/t Au over intervals of 20-30 m.  The flat extension vein arrays at Plug No. 4 are spatially associated with the reverse shear zones, occurring most abundantly in zones that extend up to 15 m into the hanging wall and footwall of the shear zones.  Commonly, the spacing between veins increases away from the shear zones, while vein thickness, wall rock alteration, tourmaline and pyrite abundance and gold content diminish.

7.3.2.5 Parallel Deposit

The Parallel deposit is located 650 m northwest of the No. 3 Mine and 900 m east-southeast of Lamaque Mine main shaft.  Gold mineralization at the Parallel deposit is hosted within fine- to medium-grained C-porphyry diorite.  The diorite is medium greenish-gray and contains 1 to 5% disseminated pyrite commonly in a chlorite-silica pervasive alteration.  The ore zones at the Parallel deposit occur as sub-horizontal extension veins at shallow depths (70 m to 200 m) and as east-west striking shear veins dipping approximately 30° south at deeper levels.  The mineralized veins consist of quartz and carbonate with lesser amounts of tourmaline, chlorite, and sericite.  Fine pyrite within the vein commonly amounts to 1-3% and rarely up to 5%.  Traces of chalcopyrite occur locally.  In wider veins, pyrite and gold are typically confined to vein margins and/or vein contacts, especially in veins composed mainly of quartz and carbonate.  The sub-horizontal veins are laterally extensive (up to 300 m) and occur in en-echelon arrays that exhibit pinch and swell geometries.  Adjacent wall rocks contain carbonate-albite-muscovite-pyrite alteration.  In general, the veins form stacked sets which are 10-25 m thick and contain up to 8 individual veins.  Shear veins also occur in clusters.  Typically, up to four en-echelon south dipping veins occur within a 75 m wide vertical corridor that cuts across the porphyritic diorite.  The shear veins most commonly range in width from 15 cm and 1.5 m but can be up to 2.6 m thick locally.

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Lamaque Project, Québec, Canada Technical Report

7.3.2.6 Ormaque Deposit

The Ormaque deposit is located immediately east of the Parallel deposit, approximately midway between the historic Sigma mine and the currently producing Triangle mine (Figure 7‑3).  The Ormaque vein system occurs within the C-porphyry at the contact with volcaniclastic rocks to the north.  Gold mineralization occurs dominantly in gently south-dipping quartz-tourmaline-carbonate extension veins and localized breccia zones.  A characteristic feature of the Ormaque deposit is the intense tourmaline-pyrite alteration selvages that surround the extensions veins.  The alteration halos are well mineralized and commonly contain visible gold.  More broadly the vein system is surrounded by an Fe-chlorite alteration footprint (Mckinley et al., 2021).  Individual extension veins have widths ranging from several cm up to 2 m and have east-west strike lengths of up to 650 m.  The veins form vertically stacked clusters from a depth of about 150 m to at least 600 m below surface.  Moderately south-dipping shear or hybrid shear-extension veins locally interconnect some extension vein segments.  Ductile to semi-brittle, east-west striking and steeply north-dipping shear zones anastomose through the C-porphyry and may represent pre-existing and/or early syn-mineral structures that controlled vein formation and higher-grade domains.

Note:  Source; Eldorado Gold, January 2022

Figure 7‑4:  Composite Section through the Triangle, Plug No. 4, Ormaque, Parallel, Lamaque and Sigma Deposits

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Lamaque Project, Québec, Canada Technical Report

SECTION • 8 DEPOSIT TYPES

8.1 OROGENIC GOLD DEPOSITS

Classic case studies of gold deposits in the Val D’Or district have contributed to the definition of the orogenic gold deposit type (Robert and Brown, 1986 a.b; Robert and Kelly, 1987; Robert et al., 1983; Roberts, 1987; Sibson et al., 1988).  The following features of the gold deposits in the Val D’Or region are consistent with the orogenic gold model. (Goldfarb et al., 2005; Dubé and Gosselin, 2007; Dube and Mercier-Langevin, 2020)

Structural setting:  Orogenic gold deposits are typically distributed along first-order compressional to transpressional crustal-scale fault zones that mark the convergent margins between major lithological and/or tectonic boundaries (e.g., Larder Lake–Cadillac Fault Zone).  These major regional structures display evidence for being long-lived faults with multiple episodes of movement and deformation.  For example, the Larder Lake-Cadillac fault is closely associated with the Timiskaming conglomerate and likely controlled sedimentary deposition, as well as acting as a focus for later deformation, magmatic and hydrothermal activity (Poulsen, 2017).

Although these major or first-order faults are interpreted as primary hydrothermal pathways (Eisenlohr et al., 1989; Colvine, 1989; McCuaig and Kerrich, 1998; Kerrich et al., 2000; Neumayr and Hagemann, 2002; Kolb et al., 2004; Dubé and Gosselin, 2007), only a few significant gold deposits are hosted within the major faults.  Examples in the Abitibi include the McWatters mine, Lapa mine and the Orenada deposit (Morin et al., 1993; Robert, 1989; Neumayr et al., 2000; 2007; Simard et al., 2013).  The majority of orogenic gold deposits are hosted in second- and third-order shear zones and display evidence of forming in ductile to brittle–ductile environments (Hodgson, 1993; Robert and Poulsen, 2001).  At Val-d’Or, the gold deposits are associated with subsidiary shear zones north of the Larder Lake-Cadillac fault that formed syn- to late D2 (Robert, 1990; or regional D3 of Dube and Mercier-Langevin, 2020).

Metamorphism:  Most major orogenic gold systems formed in and around the brittle-ductile transition which typically coincides with greenschist facies metamorphic conditions (2 to 3 kbar and 300 to 400 ºC).  Robert and Brown (1986) document the orogenic veins at Sigma as having formed syn- to late peak greenschist facies metamorphism.  They describe volcanic rocks and intrusions as having the same mineralogy including plagioclase, quartz, chlorite, epidote, clinozoisite, and white mica or biotite consistent with greenschist facies conditions.  They further identified a horizontal isograd between epidote-chlorite-white mica and epidote-chlorite-biotite at a depth of ~ 800 m which they interpreted as the transition between lower and upper greenschist facies metamorphism.  Orogenic gold deposits that are hosted in higher grade metamorphic rocks commonly show evidence for the metamorphism post-dating the gold event (Tomkins et al.  2004; Tomkins and Mavrogenes, 2001; Phillips and Powell, 2009).

Host Rocks:   Although most orogenic gold deposits in Archean terranes are hosted in greenstone belts, in detail the immediate host rocks are variable and focus mineralization as a function of competency contrast and/or chemical trap (Goldfarb et al., 2005).  The latter include banded iron formations, iron-rich basalts, and carbon-rich rocks, however, in the Lamaque Project area competency contrasts are the most important localizing host rock control (Robert and Brown, 1986 a.b; Robert and Kelly, 1987; Sibson et al., 1988; Mckinley et al., 2021).  At Lamaque and Triangle the intersection of shear zones with late diorite to granodiorite plugs host the main gold-bearing veins, whereas at Sigma and Ormaque a syn-volcanic diorite (the C-porphyry) hosts mineralization at the sheared contact with the surrounding volcaniclastic rocks.

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Lamaque Project, Québec, Canada Technical Report

Vein Mineralogy and Texture:  Orogenic gold deposits develop in response to shear failure, extensional failure and/or hybrid extensional shear failure (Cox, 2020).  The former form shear veins that are commonly vertical to steeply dipping, have laminated to foliated internal vein textures and irregular, deformed margins that are sub-parallel to parallel to the host shear zones.  In extensional failure, extension veins develop which have shallow dips, parallel planar walls, and open-space infill textures.  They commonly form stacked vein arrays or isolated tabular veins.  They have a complex relationship with shear veins and shear zones.  In some cases, they propagate off shear veins and/or nucleate on earlier formed shear zones.  In other instances, they may cut shear veins and shear zones but commonly become deformed during progressive brittle-ductile deformation.  Extension veins may also develop strong stockworks in more competent lithologies.

In the Lamaque Project area, both shear veins and extension veins are widely recognized, and their identification is important to constrain vein geometries and ore shoots.  Robert and Brown (1984, 1986 a.b) described in detail two main vein types from Sigma, assigning them as vertical (shear) and flat (extension) veins.  In the Triangle deposits, the main C vein structures are steeply dipping shear veins and host the bulk of the resource, whereas in the Ormaque deposit gently dipping extension veins contain the majority of the ore.

Alteration and fluid characteristics:  Orogenic gold deposits are typically characterized by carbonate, white mica, albite, chlorite, and pyrite alteration reflecting the pressure, temperature, and composition of the hydrothermal fluids from which they formed (Goldfarb et al., 2005).  Fluid inclusion studies have demonstrated that gold was deposited from low salinity (< 5 wt.  % NaCl equiv.), moderate temperature (300 ºC to 400 ºC) aqueous-carbonic fluids.  Robert and Brown (1986) documented a zoned alteration at Sigma comprising a cryptic outer alteration halo of chlorite, white mica and carbonate, and an inner zone of moderate to strong carbonate-white mica alteration with an inner subzone of carbonate and albite.  Disseminated tourmaline and pyrite commonly occurs in greater abundance near the vein margins.  Similar alteration style and mineralogy are observed at Triangle whereas in the Ormaque deposit alteration is characterized by a broad Fe-chlorite footprint and intense, texturally destructive, tourmaline and pyrite wall rock alteration immediately adjacent to the extension veins that also commonly contains visible gold (Mckinley et al., 2021).  Fluid inclusion studies at Sigma by Robert and Kelly (1987) identified low salinity aqueous carbonic inclusions associated with gold-bearing quartz veins that formed at minimum temperatures of 285 ºC to 395.  Precipitation of gold was likely due to fluid unmixing.

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Lamaque Project, Québec, Canada Technical Report

SECTION • 9 EXPLORATION

9.1 PROPERTY SCALE EXPLORATION

Exploration in the Val-d’Or area dates to the original discovery of gold on the property in 1923.  Documented historical production of 9.5 million ounces of gold, mainly from the Sigma and Lamaque Mines, has motivated numerous periods of exploration activity conducted by several companies.  The most recent phase of exploration began in 2017, shortly after Eldorado Gold purchased the Project through the acquisition of Integra.  During this period, in addition to extensive drilling at Triangle, exploration drilling programs have been conducted at the Plug No 4 and Parallel deposits, as well as the Aumaque, South Gabbro, Lamaque Deep, Vein No.6, P5 Gap, Sigma East Extension, Ormaque, Sector Nord and other targets.  Underground development at the Triangle mine has provided platforms for resource conversion and exploration drilling programs.  In January 2020, Eldorado announced the discovery of the Ormaque deposit, followed just over a year later by the announcement of a maiden inferred resource.

The exploration discussed in this section was carried out by Integra Gold Corp.  and Eldorado Gold after the purchase of Integra.  Exploration conducted on the site consists almost entirely of drilling programs discussed in SECTION • 10.  Geophysical mapping, resistivity / induced polarization surveying, surface sampling, and prospecting are discussed by zone in the following section.

Due to the limited bedrock exposure over most of the project area, exploration targeting relies heavily on geophysical surveying combined with analysis of historical mining and exploration data.  Between 18 February and 22 March 2017, a high resolution AeroVision (UAV-MAG) survey was completed on the Lamaque Project by contractor Abitibi Geophysics, covering most of the claim blocks.  Only the portion covered by the town was not surveyed.  A total of 650 line-km was surveyed on 50 m spaced lines oriented north to south, with tie lines every 1,000 m and with a clearance height of roughly 50 m.  The survey permitted to identify several magnetic anomalies of moderate to strong amplitudes.  A series of nine exploration targets were recommended by the contractor based on the interpretation of the survey data.

In 2016, Integra Gold Corp contracted consultants SGS of Montreal and InnovExplo of Val-d’Or, Québec to conduct a property-scale targeting program.  The targeting program used all the historical and recent exploration data on the property to generate a model for the property in order to help identify high-quality exploration targets.  This compilation, along with the help of the knowledge of the local geologists, identified and prioritized several additional targets, including the Sigma East Extension, the South-West Target (located due south of the Lamaque West Plug), and the extension to the east of the Triangle deposit.  Targeting studies since 2017 has built on this work, through additional compilation and interpretation of historical and new exploration data, 3D modelling of the project area geology, integration of new geological data from development and production at the Triangle mine and additional detailed geological mapping.  A geomechanical modelling study focusing on the Triangle deposit area completed in 2021 defined multiple new exploration targets proximal to the mine for future drill testing. The following sections summarize the exploration work mainly focusing on the work completed during the most recent phase of exploration (2017 to present) on targets within the Lamaque Project area (Figure 9‑1).

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Lamaque Project, Québec, Canada Technical Report

292000
296000
N
0
1 Km
5332000
5328000
Sigma
Mine No.2
Lamaque
Plug No.5
Ormaque
Fortune
Parallel
Mine No.3
No.4 Plug
Triangle
Larder Lake Cadillac Fault Zone
Producing, Past Producing Mines
Deposits
Lamaque Property
Faults
Inferred
Sinistral strike-slip
Dextral strike-slip
First-order
Second-order
Third-order
Third-order, mineralized
Manitou Shear Zone
Intrusive Rocks
Diabase Dike
Diorite G Porphyry
Gabbro Plug
Gabbro Undifferentiated
Diorite Triangle Type
Diorite Plug
Diorite Undifferentiated
Diorite C Porphyry
Bourlamaque Pluton
East Sullivan Pluton
Pontiac Group
Greywacke, mudstone
Cadillac Group
Greywacke, mudstone
Jacola Formation
Ultramafic volcanic rocks, minor gabbro intrusions
Mafic volcanic rocks
Basalt
Val d'Or Formation
Andesite
Intermediate Volcanic
Andesitic tuff
Mafic volcanic rocks
Intermediate to felsic volcanic rocks
Andesite
Felsic volcanic rocks
Trachyandesite
Heva Formation
Felsic – Intermediate volcanic rocks
Mafic volcanic rocks

Note: Source Eldorado Gold, January 2022

Figure 9‑1:  Geology of the Lamaque Project Area

9.2 SOUTH-WEST TARGET AND GABBRO SOUTH

The South-West Target is located due south of the Lamaque Mine West Plug.  It was identified mainly by the interpretation of a relatively small and isolated magnetic anomaly that shows similar characteristics to the Triangle deposit.  An initial drill program was successful in intersecting mineralized shear zones hosting quartz-tourmaline veins, within an intrusion of similar composition as the Triangle Plug.  Follow-up drilling conducted in the first part of 2019, intersected several mineralized structures/veins similar to the veins at Triangle, but failed to return economic gold results.  No further work is planned at this stage on this target.

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Located south of the South-West Target, the Gabbro South Target is interpreted as a large east-west trending gabbro sill, near the contact between the Val-d’Or Formation and the Cadillac Group.  In May of 2017, an Orevision time domain resistivity / induced polarization survey was completed on the south-western area of the property.  The survey was conducted by contractor Abitibi Geophysics.  A total of 27.1 line-km were surveyed on 100 m spaced lines.  A total of 25 chargeable sources were identified with the survey.  The anomalies are believed to be related with disseminated sulphide mineralization associated with potential east-west faults and shear zones.

9.3 SIGMA EAST EXTENSION

A small isolated magnetic anomaly was identified on the extension to the east of the Sigma Mine trend, roughly 1 km east of the open pit.  Compilation of historical work showed that the limited drilling performed there had returned significant gold intercepts associated with quartz-tourmaline veins within large vertical shear zones.

In 2016, a small drill program consisting of six drill holes were completed to test this potential mineralization.  The drilling intersected a series of sub-vertical shear zones striking east-west defining deformation corridors which are believed to be part of the northern Manitou Fault Zone.  Additional drilling in 2018 failed to identify significant mineralization in the area, however recent interpretation is showing that several of the drill holes did not go deep enough to intersect the more favorable structure.  Further testing in this area is recommended.

9.4 AUMAQUE BLOCK

During July to October 2015, prospecting and outcrop sampling were completed over the Aumaque Block.  Stripping revealed outcrops consisting mainly of blocky lapilli tuffs with trace to 1% pyrite-pyrrhotite and well-developed schistosity locally.  Several quartz-calcite-chlorite and local tourmaline veins and veinlets with 1-5% pyrite, trace to 1% chalcopyrite and traces of pyrrhotite were identified.

A total of 285 channel samples of 1 m each were collected.  Assay results vary from 0.005 to 51.1 g/t Au.

Late in 2015, a GPS-position Ground Magnetic Field survey was conducted over the area at a 50 m line spacing totaling 59 km.  The survey was followed by an OreVision® survey on every other line (100 m line spacing).  Both surveys were conducted by Abitibi Geophysics of Val-d'Or.  The conductivity and chargeability results permitted to map several zones of potential mineralization along an east-west corridor and in part corresponding to zones that were discovered and developed underground but not mined by Aumaque Gold Mines in the 1940’s.

Based on the results of these surveys and from the stripped outcrop sampling, a series of drill holes were planned and executed with the objective to identify sulphide-rich zones with potential gold enrichment.  A total of 11 drill holes for some 4,522 m was completed.

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Lamaque Project, Québec, Canada Technical Report

The Aumaque Block mainly consists of volcaniclastic units with lapilli and blocks of intermediate to felsic composition.  They often alternate with intermediate intrusive units varying from diorite, monzodiorite to gabbro-diorite.  Usually, the units are chloritized with locally, in the most altered areas (subhorizontal and subvertical envelopes) of sericitization, silicification, ankeritization and albitization.  The rock is fractured and at places schistose with highly sheared and deformed sections in the most strongly altered zones and forming subvertical corridors.  Gold mineralization at Aumaque is highlighted by an abundance of semi-massive to massive sulphide (pyrite, chalcopyrite, and sphalerite) veinlets and veins with minor amounts of quartz-calcite veinlets and veins with trace to 2% pyrite.  Best values vary from 0.5 to 40.1 g/t Au over 1.0 m and 0.5 to 504 g/t Ag over 1.0 m with some anomalous values of Cu and Zn.

9.5 P5 GAP

The P5-Gap area is defined by the area between the historic Lamaque mine and the Sigma mine.  This area was historically the boundary between two separate operators, Placer Dome for the Sigma side and Teck for the Lamaque side.  Because of this boundary, the area has not been subjected to significant exploration efforts.

In 2020, an initial drill program was design to test this area with the objective of identifying southern extensions of some of the more prominent shear-hosted mineralization from the Sigma deposit.

A total of 5 drill holes (4,643 m) were completed in the area between the two mines and extending to the Plug No. 5 area.  The holes intersected several narrow shear zones with no veins or only minor veins. A few high-grade results were returned from that drilling, mostly related to flat-lying extensional quartz-tourmaline veins and veinlets  Re-interpretation of area is currently on-going.

9.6 ORMAQUE DEPOSIT

The Ormaque deposit was discovered in 2019 following a drilling program testing the eastern extension of the structural corridor hosting the Parallel and Lamaque deposits.

The 2019 drilling program included 17 holes (10,636 m), intersecting numerous high-grade mineralized intercepts associated with mostly gently-dipping quartz-tourmaline extension veins. In some of the intersections, several veins and associated alteration defined wide intervals of high-grade gold results. Based on the success of this program, a follow-up drilling program was planned and executed in 2020 (18 drillholes, 12,760 m) with the objective of advancing the project to the resource estimation stage.  At the end of 2020, a geological interpretation and model was developed and constructed, which led to a maiden resource estimate at Ormaque in early 2021. The maiden inferred resources estimate totaled some 803,000 oz at an undiluted grade of 9.5 g/t Au using a cut-off grade of 3.0 g/t Au and a minimum mining thickness of 3 m.

In 2021, additional drilling was performed at Ormaque with the objective of increasing the level of confidence in the geological model and testing for potential extensions of the gold bearing veins. Between January and October 15th of 2021, 42 drillholes (22,334 m) were completed. The program enabled the refinement of the geological interpretation of the deposit and led to improved understanding of the structural controls of the vein system. This new model led to the updated resource estimate that is presented in the resources section of this report.  Additional details on the geology of the Ormaque deposit, are contained in Section 7 of this report.

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9.7 VEIN NO. 6

Vein No. 6 corresponds to the western extension of the veins that host the Lamaque deposit.  The area is located near to residences within the city of Val-d’Or and therefore is not easily accessible for drilling.  Over the years, small drill programs were conducted over the area with varying degrees of success.  The extensions of the veins have been identified and show promise as a small potential underground resource.  Additional drilling is warranted to better assess the potential of the area.

9.8 SECTEUR NORD

The Secteur Nord is defined as the area north of the Sigma mine. A large portion of the area is under the Sigma tailings pond. Historically the area has not been subjected to significant exploration efforts. Eldorado performed a short drill program in 2020 totaling 6 drillholes (3280 m) testing an east-west striking deformation zone which is located underneath the Sigma tailings and had returned several high-grade gold results in historical drilling. The drilling intersected strongly foliated rocks consisting of an alternance of mafic and ultramafic volcanic rocks. Quartz-tourmaline veins and veinlets were observed within or associated with the sheared sequence, but gold values were mostly low. In 2021, two additional drill holes were drilled to the north-east of the property, testing the area of the contact with the Bourlamaque Batholith..

9.9 MINE NO.3

Exploration at Mine No. 3 started in 2013 by Integra Gold.  The area is located on the southern portion of the Lamaque Mine tailings facility, therefore it is completely covered and only surface drilling is possible.  In 2013, Integra completed 4,785 m of drilling, targeting some of the quartz-tourmaline veins that were mined historically.  Even though results were not significant, additional drilling was completed in 2015 totaling 7,539 m.

In 2019, Eldorado tested the extension of the main vein to the west by drilling 5 drill holes (1865 m) and in 2020 a new model was created showing a good portion of the gold bearing veins as flat lying extension veins, somewhat similar to the Ormaque deposit. Additional drilling was completed in 2020 and 2021 totaling over 7150 m.

9.10 PLUG NO. 4

Plug No. 4 is located roughly 400 m north of the Triangle deposit.  It was originally discovered and developed by Teck during the Lamaque mine operations.  24,497 ounces of gold were produced historically in the upper part of Plug No. 4, which was accessed from the mine No.3 shaft.  During the Tundra JV period, the project was further explored, and several surface and underground drill holes were completed, but the project did not advance further during that time.

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In 2012, Integra Gold re-compiled the historical drilling and underground information, drilled 15,292 m, and produced a new interpretation for the deposit.  Additional drilling was performed in 2015 and during a review of the historical drilling it became apparent that the survey data for most of the historical drill holes were not adequate because of the magnetic nature of the main host gabbro, the same year, Integra surveyed all the historical drill holes that had casings left with a gyroscope.  The survey revealed significant differences with the original data.  With the data corrected, the interpretation became much clearer.  Drilling continued in 2016 and 2017 and a resource estimate was produced, which was part of the 2017 PFS report.

9.11 TRIANGLE DEPOSIT

The first series of modern drill program on the Triangle deposit area were performed in 2006 through 2007 by Kalahari Resources.  At the time, Kalahari drilled eight drill holes in an isolated magnetic anomaly that was interpreted as a diorite dyke on the government geology map.  Even though the drilling returned some significant high-grade results associated with quartz-tourmaline veins within or near the intrusion, it was not before 2009 through 2010 that these were followed up with additional drilling by Integra Gold.  Drilling continued with modest drill programs in 2011 to 2014.  During that time, most of the drilling was being drilled at a steep angle in order to intersect flat lying extensional veins in the intrusion.  In 2015, it was recognized that some of the better intersections were in fact sub-vertical shear veins and a new model was developed.  An aggressive drilling program was undertaken to expand and convert the resources at Triangle.  More information about the various drilling programs is found in the following section.

After installation of surface infrastructure in the fall of 2015 and spring of 2016, an underground exploration program was initiated in July 2016 for the Triangle deposit. The objectives of the program were to verify the present geological model, ascertain mineralization geometry, continuity, grade, and gold recovery, gather detailed information to assist in validation of future resource estimation, and complete engineering evaluation in regard to rock mass conditions, hydrogeology and stoping parameters.  Between June and October 2017, a 33,000 tonne bulk sample was collected from zone C2.  The material was process at the Camflo mill in two batches between September and November 2017.  The exercise confirmed the geological continuity, and the milling returned a head grade of 7.24 g/t compared a to 6.88 g/t expected form the block model.  Following those encouraging results, the pre-production process was initiated.

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SECTION • 10 DRILLING

Diamond-drill holes are the principal source for geologic, grade and metallurgical data on the deposits comprising the Lamaque Project.  All diamond drilling was done with wireline core rigs supplied and operated by Orbit-Garant Drilling of Val-d’Or, Québec (since 2009).  Surface drilling was done by wireline method with N-size (NQ, 47.6 mm nominal core diameter) equipment using up to nine drill rigs.  Underground drilling is done by eight rigs on BTW caliber for infill campaigns and NQ caliber for delineation and exploration campaigns.  Drillers placed core into wooden core boxes with each box holding about 4.5 m of core.  Geology and geotechnical data were collected from the core and core was photographed before sampling.

Drilling totals on the Triangle surface, Triangle underground, Parallel, Plug No. 4 and Ormaque deposits are shown in Table 10‑1, Table 10‑2, Table 10‑3, Table 10‑4, and Table 10‑5respectively, and shown in Figure 10‑1, Figure 10‑2 and Figure 10‑3.  From July 2015 to the present, Integra / Eldorado Gold was responsible for planning, core logging, interpretation and supervision and data validation of the various diamond drill campaigns.  Surface drilling during this time totaled accounts for over 82% of the total holes and meters drilled at the Triangle deposit, which hosts 83.3% of the measured and indicated mineral resources and most of the mineral reserves at the Lamaque Project.  Also, during this period, the critical mineral resource holes for Plug No. 4 were drilled.  Most of the earlier drilling on this deposit was deemed unusable for mineral resource estimation due to significant influence by magnetic lithologies on the downhole surveys.  Drilling from underground at Triangle started in 2017 and since 2018 most of the total meters drilled on the deposits have been from underground drilling platforms.  Drill campaigns from earlier years, including those covering the Parallel deposit, are well described in pre-existing technical reports (e.g., Technical Report on the spring 2017 Mineral Resource Update for the Lamaque Project, 22 March 2017).  Campaigns that targeted the Triangle and Plug No. 4 deposits during 2015 to end of March 2021 are the focus of this section and report.

Table 10‑1:  Summary of Triangle deposit drilling (surface only)

Period	No. Completed Holes	No. Parent Holes	No. Extended Holes	No. Wedged Holes	No. Abandoned Holes	Meters
Pre to 2009	52	52				11,244
2010 to 2014	121	121			8	50,308
2015	92	82	5	5	9	61,295
2016	185	157	7	21	53	106,203
2017	141	86	9	46	26	68,496
2018	38	24	7	7	1	22,166
2019	28	2		26	1	17,369
2020	12	5		7	4	10,516
Jan to Mar 2021	3	3			1	3,683
TOTAL	672	532	28	112	103	351,280

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Table 10‑2:  Summary of Plug No. 4 deposit drilling (resource eligible holes only)

Period	No. Completed Holes	No. Parent Holes	No. Extended Holes	No. Wedged Holes	No. Abandoned Holes	Meters
Pre to 2009	8	8				6,410
2010 to 2014	15	15				15,292
2015	12	12			1	8,942
2016	4	4				3,118
2017	30	19		11	10	22,921
2018	1		1			279
2019	1			1		832
2020	0					0
TOTAL	71	58	1	11	11	57,794

Table 10‑3:  Summary of Parallel deposit drilling

Period	No. Completed Holes	No. Parent Holes	No. Extended Holes	No. Wedged Holes	No. Abandoned Holes	Meters
Pre to 2009	104	104				25,580
2010 to 2014	105	105			2	29,570
2015	30	30			1	6,655
2016	0	0				0
2017	0	0				0
2018	0	0				0
2019	0	0				0
2020	0	0				0
TOTAL	239	239			3	61,805

Table 10‑4:  Summary of Ormaque deposit drilling

Period	No. Completed Holes	No. Parent Holes	No. Extended Holes	No. Wedged Holes	No. Abandoned Holes	Meters
Pre -2009	5	5				1,214
2010-2018	15	15				6,301
2019	17	17			5	10,636
2020	18	16		2	4	12,760
2021*	42	42			4	22,334
TOTAL	97	95		2	13	53,245

Note:  From January to October 15th, 2021

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Table 10‑5:  Summary of Triangle deposit drilling (underground only)

Period	No. Completed Holes	No. Abandoned Holes	Definition		Conversion		Exploration		Total Meters
			No. Holes	Meters	No. Holes	Meters	No. Holes	Meters
2017	181		86	6,854	0		95	8,750	15,604
2018	501		495	53,942	6	3,688	0		57,630
2019	784		675	69,140	105	27,367	4	3,108	99,615
2020	617	2	566	69,639	33	16,044	22	10,381	96,064
Jan to Mar 2021	168		162	24,126	4	2,840	2	1,281	28,247
TOTAL	2,251	2	1,984	223,701	148	49,939	123	23,520	297,160

Since 2017, most of the drilling at the Triangle deposit has been from underground drill platforms.  Most of the underground drill holes (1,984 drill holes totaling 223,701 m) were completed to define areas within the various zones at an in-fill spacing of approximately 10 m by 10 m, ahead of development for planning purposes.  148 drill holes totaling 49,939 m were completed to convert inferred resources to measured and indicated and 123 drill holes totaling 23,520 m were completed to expand and test extensions of the mineralized zones.

The underground drilling programs were carried out by contractor Forage Orbit-Garant using hydraulic mobile drill rigs.  The Triangle diamond-drill holes generally ranged in length from 200 to 1,150 m, averaging 144 m.  The longest hole drilled at Triangle totalled 2,198 m.  Plug No. 4 drill holes ranged in length from 198 m to 1,275 m, averaging 761 m.

Surface drill holes were drilled at an inclination of between -50° and -75° and drilled mostly along 350° to 10° UTM N azimuths.  Underground drill holes orientations vary depending on location of the drill platforms and have inclinations between -90° and +45°.  During this period, the use of wedges and directional drilling became more important to help control deviations to intersect the targeted zones at Triangle and Plug No.4.  Down-hole surveys were taken every 3 m to 6 m intervals using a Reflex EZ-Trac multi-shot instrument.  Drill collars from surface drill holes were surveyed by a local contractor Geoposition Arpenteurs Géomètres of Val-d’Or.  Underground drill holes were surveyed by the mine survey team.  Also, all underground diamond drill holes collars are obturated with 5 meters cemented plugs in accordance with Québec mine safety regulations.

Standard logging and sampling conventions were used to capture information from the drill core.  The core was logged in detail directly into the Master Database using the Geotic software.  The core was photographed before being sampled.

Eldorado reviewed the core logging procedures at site, and the drill core was found to be well handled and maintained.  Core boxes were stored into metal racks in an organized “core farm” for easy access.  Data collection was competently done.  Core recovery in the mineralized units was excellent, averaging over 95%.  Overall, the various drill programs at Triangle, Parallel, Plug #4 and Ormaque and relevant data capture were performed in a competent manner.

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No drilling, sampling, or recovery factors were employed that would have any material impact on the accuracy or reliability of the results.

Diamond drilling for core is the most appropriate method for the Lamaque Project due to the depth and rock competency and has been employed on site for decades.  The methodology and procedures followed by EGQ meet or exceed standards within the gold mining industry.  The historical operators generally operated within standards known and expected at the time.  The geological database is reliable based on the extensive programs, with over 800,000m of drilling, conducted at the Lamaque Project.

Figure 10‑1:  Triangle Deposit Drillhole Location Map

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Figure 10‑2:  Triangle Deposit Underground Drillhole Location Map

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Figure 10‑3:  Plug No. 4 Deposit Drillhole Location Map

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Figure 10‑4:  Parallel Deposit Drillhole Location Map

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Figure 10‑5:  Ormaque Deposit Drillhole Location Map

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SECTION • 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample preparation and QA/QC protocols initially established in 2009 were followed for all subsequent drilling programs at Lamaque.  As discussed in Section 10, this section will focus on the sampling and analyses, and quality assurance and control (QA/QC) results from samples derived from drill campaigns completed during 2017 to 2021.

Sample intervals were marked up on the drill cores by the logging geologist.  All vein and shear zone occurrences were sampled with additional “bracket sampling” into un-mineralized host rock on both sides of the veins or shear zones.  Typically, about 40% of a hole was sampled.  The core was cut at the Company’s core shack facility in Val-d’Or, Québec.  For security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time the samples were being packed for shipment.  Standards, duplicates, and blanks were inserted into the sample stream by Eldorado staff.  Shipments of samples are made on a daily basis to the laboratory in large sample bags that are sealed.  Upon delivery to the laboratory, the shipment memo is signed by the receiving personnel of the lab.  Information is entered into the database to keep track of all shipments and samples.

The cut core samples were sent for preparation and analyses to Bourlamaque Assay Laboratories Ltd of Val-d’Or as the primary laboratory for surface drilling and at times a secondary laboratory, ALS Chemex in Val-d’Or, was used.  Underground drilling whole core and cut core samples were sent to ALS-Chemex in Val-d'Or.  Both laboratories are commercial laboratories and are independent from Eldorado Gold.  ALS-Chemex of Val-d'Or is accredited ISO 17025.

The remaining core is stored at the Company’s core handling and storage facility in Val-d’Or, Québec.  All drill core since the 2006 campaigns are stored in metal racks which permits easy access for any additional work.  Some of the drill core from programs before 2006 are available, but most have been destroyed by previous owners.

11.1 SAMPLE PREPARATION AND ASSAYING

Sample preparation procedures for routine fire assaying are to initially crush the entire sample to 10 mesh.  A 250 g subsample is split by a riffle unit and pulverized to 85% minus 200 mesh.  This subsample is sent for assay where a 30 g subsample is taken and fire-assayed with an AA spectrometry finish.  Any values greater than or equal to 5 ppm Au were re-assayed by fire assay using a gravimetric finish.

The sample batches contained QA/QC samples comprising SRMs, duplicates and blanks.  These were inserted at a general rate of 1 in 20, 1 in 50 and 1 in 20, respectively.  The SRMs were purchased from commercial facilities specializing in their manufacture (Rock Labs and OREAS SRMs purchased from Analytical Solution Ltd.).  All material used for blank samples consisted of locally sourced barren limestone.  Laboratories also inserted their own quality control samples.

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11.2 QUALITY ASSURANCE / QUALITY CONTROL

The QA/QC procedures assured that the assay results from a sample batch met certain rules in order to be considered “passed” and allowed to be included into the database.  The pass-fail criteria were:

•	Automatic batch failure if a standard result is greater than the round-robin limit of three standard deviations: and

•	Automatic batch failure if the field blank result is over 0.02 g/t Au.

If the batch fails, it is re-assayed until it passes.

11.2.1 Blank Sample Performance

The field blank sample was taken from a gold-barren sample of crushed white marble and inserted at every 20th sample.  The quality control protocol stipulated that if any result returns a value above 20 ppb Au, the batch of samples containing the blank should be re-assayed.  Exception was given to results returned from unmineralized intervals.  Assay performance of field blanks is shown on Figure 11‑1.

Figure 11‑1:  Lamaque Blank Data – 2017 to 2021

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11.2.2 Standard Reference Material Performance

Eldorado Gold strictly monitors the performance of the SRM samples as the assay results arrive on site.  Assaying during 2015-2021 drill campaigns used 16 different SRMs that covered a grade range from 0.34 g/t Au to 18.17 g/t Au (Table 11‑1).  These were inserted into the sample stream at every 20th sample.  Charts of the individual SRMs are shown on Figure 11‑2 and Figure 11‑3.  At the data cut-off date , all samples had passed acceptance criteria.  Some failures represent SRMs that upon investigation were found to have been inserted amongst unmineralized samples.  These were ignored and not used in any trend analysis of that SRM sample.

Table 11‑1:  Standard Reference Material Samples Used at Lamaque Project, 2015 to 2021

Name	Source	CODE	Element	Au g/t	Standard	Period used
				Mean	Deviation	From	To
SN74	Rocklab	STD12	Au g/t	8.981	0.222	Mar-14	Sep-15
SL77	Rocklab	STD13	Au g/t	5.181	0.156	Feb-14	May-15
SE68	Rocklab	STD15	Au g/t	0.599	0.013	Mar-14	Mar-16
SK78	Rocklab	STD16	Au g/t	4.134	0.138	Apr-14	Apr-16
SF67	Rocklab	STD17	Au g/t	0.835	0.021	Jul-14	Aug-15
SJ80	Rocklab	STD18	Au g/t	2.656	0.057	Aug-14	Feb-16
SN75	Rocklab	STD19	Au g/t	8.671	0.199	Feb-15	Apr-16
SL76	Rocklab	STD20	Au g/t	5.960	0.192	Jan-15	May-16
SF85	Rocklab	STD21	Au g/t	0.848	0.018	Oct-15	Apr-16
SP73	Rocklab	STD22	Au g/t	18.170	0.420	Oct-15	Apr-16
OREAS 200	Oreas	STD23	Au g/t	0.340	0.012	Apr-16	present
OREAS 205	Oreas	STD24	Au g/t	1.244	0.053	Apr-16	Dec-16
OREAS 215	Oreas	STD25	Au g/t	3.540	0.097	Apr-16	present
OREAS 216	Oreas	STD26	Au g/t	6.660	0.155	Apr-16	present
OREAS 209	Oreas	STD27	Au g/t	1.580	0.044	Feb-17	present
OREAS 217	Oreas	STD28	Au g/t	0.338	0.010	Oct-17	present

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Figure 11‑2:  Standard Reference Material Chart for Standard 26 (Oreas 216), 2017 to 2021

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Figure 11‑3:  Standard Reference Material Chart for Standard 25 (Oreas 215), 2017 to 2021

11.2.3 Duplicate Performance

Eldorado Gold implemented a program which monitored data from regularly submitted coarse reject duplicates.  The duplicate is prepared by taking half of the crushed material derived from the original sample.  These were inserted at every 50th sample.  Additionally, every mineralized interval also contained at least one duplicate sample.  The duplicate data are shown in a relative difference chart on Figure 11‑4.  In general, a maximum difference of 20% is recommended for the coarse reject duplicates.  However, in gold mineralized systems that typically display effects due to extreme grades combined with the propensity for readily liberated gold during comminution (i.e., sample preparation), a higher scatter of between 30 to 40% may occur.  This is what is observed at the Lamaque Project.

To confirm that the extreme grades and liberation issues associated with the gold mineralization at the Lamaque Project are random, effects due to potential bias were investigated in a recent re-submittal of duplicate samples for assay.  The results are displayed on a Quantile – Quantile (Q-Q) plot in Figure 11‑5.  If the distribution lies on or oscillates tightly about the 1:  1 line, then the sample population is unbiased.  This is the pattern observed.

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Figure 11‑4:  Relative Difference Plot of Gold Duplicate Data, Lamaque Project, 2017 to 2021

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Figure 11‑5:  Q-Q Plot for Gold Duplicate Data, Lamaque Project, 2017 to 2021

11.3 CONCLUDING STATEMENT

In Eldorado Gold’s opinion, the QA/QC results demonstrate that the Lamaque Project database for assays obtained from 2017 to 2021 is sufficiently accurate and precise for resource mineral estimation.

The QP is not aware of any sampling or assaying factors that may materially impact the mineral resource estimate discussed in section 14.

There are currently no recommendations to improve QA/QC results.

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SECTION • 12 DATA VERIFICATION

This section describes the data validation and verification for the diamond drill hole database that has been used for the estimation of the resources which are part of this report.  The Lamaque Project consist of one drill hole database that includes all the drill holes on the property.  Each drill hole is flagged by various sectors on the property, which enable the user to only uses the appropriate drill holes for a specific area.  In this case these are Triangle, No. 4 Plug, Parallel and Ormaque.

Although the database contains significant amounts of historical data, most of the data that have been used for the resources estimations are relatively recent for which data acquisition is done using modern techniques, including downhole surveys and lab work.

Since 2014, The validation of drill hole data has been done simultaneously with the on-going drilling program as the data are being acquired.  This is being done by a series of checks and regular field visits, drill core reviews, QA/QC procedures on sampling and assay data.

Historical data that are within the resource shapes have been thoroughly validated against original drill logs and assay certificates when available.  In some cases, drill holes were re-drilled to verify that the intersections of the mineralized interval were in fact real and accurate.  Location of drill holes at surface have been re-surveyed when drill collars were found.  Integra Gold in 2015 and 2016 resurveyed with a gyro most of the historical drill holes that were found with an accessible casing on the Triangle and No. 4 Plug areas.

Comparisons of the digital database were made to original assay certificates and survey data.  Any discrepancies found were corrected and incorporated into the current resource database.  Eldorado concluded that the data supporting the Lamaque Project resource work are sufficiently free of error to be adequate for estimation.

Validations have been thorough on programs conducted since 2014, where possible historical data has been thoroughly validated against original drill core to check accuracy.  There have been no limitations or failure to conduct data verification.

Based upon the evaluation of the QA/QC programs undertaken by Eldorado, as well as due diligence in sampling and database verification, it is the QP’s opinion that the data are robust and suitable for use in the current Mineral Resource estimate.

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SECTION • 13 MINERAL PROCESSING AND METALLURGICAL TESTWORK

Ore from Upper Triangle is being processed at Lamaque and has been subjected to extensive metallurgical test work and is backed by three years of operational data.  Test work started during Integra Gold’s early drilling programs and continues through today.  The current programs assess new target areas as well as continuous optimization of the current mineral processing operation.

Initial test work programs centred primarily on zones C1 through C5 of the Triangle deposit and aligns with the production zones mined over the last three years.  These zones also correspond to the majority of the mineral reserves at Lamaque.  These test work programs were carried out at third‑party laboratories between 2012 and 2018:

•	ALS Metallurgy (Kamloops, BC), 2012 – 2014

•	SGS Minerals Services (Lakefield, ON), 2016

•	Bureau Veritas Commodities Canada (Richmond, BC), 2017 through 2018

Details of these programs were previously reported within the 2018 Prefeasibility study and are only presented in summary form here.

Recent testwork has been carried out by Bureau Veritas to assess the metallurgical characteristics of samples from deeper zones at Lower Triangle and from the Ormaque deposit (Chen, S., Shi, A., Metallurgical and Tailing Testing on Triangle Met Samples C5 to C7 – Lamaque Gold Project, Quebec, December 21, 2020) and (Chen, S., Shi, A, Metallurgical Testing on Samples from Deep Triangle Zones and Ormaque deposit Located in Quebec, Canada, September 20, 2021).  Preliminary results from testwork carried out on additional samples from the Ormaque deposit are also included.

13.1 INITIAL TESTWORK – PLUG 4, TRIANGLE, PARALLEL, AND FORTUNE COMPOSITES

In 2012 through 2014, ALS Metallurgy Kamloops carried out three testwork programs on ore samples from the Lamaque Project.  Testing was carried out on composites that were produced from different proportions of ore from the Plug 4, Triangle deposits (Cluster 1) and the Parallel deposit and Fortune zone (Cluster 2), subdivided into three grade ranges.

The composite samples were homogenized and rotary split into 2 kg charges and a Master Composite was also prepared.

13.1.1 Comminution Testwork

A Bond ball mill work index (BWI) test, with a closing screen size of 106 µm, was conducted on the Master Composite, the Cluster 1 Composite, and the Cluster 2 Composite.  The BWI ranged from 13.8 to 14.9 kWh/t.  This is considered average in terms of hardness.

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13.1.2 Chemical Assay and Mineralogy

Duplicate chemical assays were conducted on the six composite samples, on the Master Composite and on the Cluster 1 Composite (Table 13‑1).  Bulk Mineral Analyses via the QEMSCAN were also conducted to determine the mineral content of each sample.

Table 13‑1:  Head Assays Summary

Sample Description	Au	Ag	Fe	STOTAL	CTOTAL	As	Total Organic Carbon*
	g/t	g/t	%	%	%	%	%
Master Composite	8.15	4	5.1	1.47	-	0.007	-
Cluster 1 – High	15.3	4	6.4	2.08	1.56	0.003	0.02
Cluster 1 – Average	6.28	1	6.4	1.72	1.76	0.002	0.02
Cluster 1 – Cut-off	3.16	1	6.3	1.49	1.59	0.003	0.02
Cluster 2 – High	14.6	3	4.1	1.57	1.04	<0.002	0.05
Cluster 2 – Average	6.14	2	4.5	1.20	1.02	<0.002	0.02
Cluster 2 – Cut-off	3.21	<1	4.0	0.99	0.79	<0.002	0.02
Cluster 1 Composite	8.66	-	6.3	1.97	-	-	-

The total sulphur content of the ore samples ranged from 1% to 2%.  Sulphur was present primarily as pyrite with traces of chalcopyrite.  Iron ranged from 4% to 6%.  The Cluster 1 samples contained more pyrite and amphibole which explains the higher iron grades (6%).

The assays indicate 1% to 2% total carbon content but only a very small portion of it was present in the organic (elemental) form.  The gangue minerals were primarily quartz and feldspars.  The quartz content varied between 22% and 36% and the feldspars between 15% and 24%.

13.1.3 Metallurgical Test Program

The purpose of the test program was to establish a preliminary flowsheet.  The program tested gravity concentration followed by cyanide leach of the gravity tailings as well as rougher flotation testing.

13.1.3.1 Gravity Concentration and Cyanide Leach

Four gravity concentration tests were performed on the Master Composite at different grind sizes (80% passing 130, 105, 79, and 56 mm) with a 3-inch Knelson laboratory centrifugal concentrator.  The concentrate was then upgraded by hand-panning.  Both Knelson gravity concentration tailings and pan tailings were leached together in a 1000 ppm sodium cyanide concentration at pH 11 for a 48-hour retention time.  The highest overall gold recovery obtained was 89% at a 79 mm P80 grind size.

The same procedure was applied to the six zone composite samples at a 75 µm P80 grind size.  These samples were subjected to three optimization tests as follows:

•	Increase of the retention time from 48 to 96 hours

•	Regrinding the Knelson concentrate to 50 µm P80 and retention time of 96 hours

•	Increase of the cyanide concentration to 5,000 ppm NaCN for the Cluster 1 samples.

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A summary of the tests conditions and the recovery results is given in Table 13‑2.

Table 13‑2:  Gravity Concentration and Cyanide Leach - Conditions and Recoveries

	Test Conditions
	Grind P80, µm	~ 75		~ 75		~ 75		~ 50
	NaCN Concentration, mg/L	1000		5000		1000		1000
	Retention Time, h	48		48		96		96
	Gold Recoveries (%)	Gravity	Total	Gravity	Total	Gravity	Total	Gravity	Total
	Master Composite	23.0	89.0
Cluster 1	Low Grade	12.3	81.0	18.5	86.8	18.4	88.7	20.3	91.6
	Average	22.8	84.3	24.4	90.0	25.1	88.9	26.2	92.2
	High Grade	14.8	79.3	17.3	86.4	16.4	87.5	20.9	91.1
Cluster 2	Low Grade	27.7	92.6			37.8	97.4	38.5	97.8
	Average	31.6	94.3			29.9	96.9	44.3	98.2
	High Grade	36.1	93.0			30.2	97.1	44.3	98.3

There was a notable difference in the performance of the Cluster 1 and Cluster 2 samples.  Gravity and leach recoveries were better for Cluster 2.  Depending on the test conditions, the total gold recovery ranged from 79% to 92% for Cluster 1 and from 93% to 98% for Cluster 2.  In both cases, recovery increased with both the fineness of grind and retention time.

Increasing the leach retention time to 96 hours with the same cyanide concentration increased the overall recovery.  Increasing the sodium cyanide concentration to 5,000 ppm, with a 48-hour leaching time also increased the overall recovery.

13.1.3.2 Rougher Flotation

Rougher flotation tests were done on the Master Composite and the three Cluster 1 samples.  The objective was to evaluate the viability of incorporating flotation into the overall process.

Samples were ground to a target grind size P80 of 130 µm.  Flotation was conducted in 4.4 L laboratory flotation cell with Potassium Amyl Xanthate (PAX) as collector and Methyl Isobutyl Carbonyl (MIBC) as frother.  As summarized in Table 13‑3, gold recoveries ranged between 82% and 90% at mass pulls ranging between 11% and 14%.

 Table 13‑3:  Summary of Flotation Gold Recoveries Obtained

Sample	% Gold Recovery	% Mass Recovery
Master Composite	89%	11%
Cluster 1 – High	88%	14%
Cluster 1 – Average	90%	14%
Cluster 1 – Cut-off	82%	13%

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13.1.3.3 Flotation, Regrind, and Cyanidation

Testing consisted of a rougher sulfide flotation using PAX as collector, MIBC as frother, at natural pH.  The flotation concentrate was then reground to a P80 of 7 µm.  The concentrate and tails were leached for 48 hours, with 5,000 ppm sodium cyanide for the concentrate and 1,000 ppm for the tails.  The Cluster 1 Composite was submitted to rougher flotation at three grind sizes.  Total gold recovery increased from 93.6% at a 206 mm grind to 96.0% at a grind of 107 µm.

13.1.4 Alternative Flowsheet Tests

A third series of metallurgical tests was undertaken in 2013 to compare the potential metallurgical results of four different flowsheets.  These flowsheets were as follows:

•	Flowsheet 1: Gravity and CIL

•	Flowsheet 2: Whole ore cyanidation

•	Flowsheet 3: Whole ore cyanidation and CIL

•	Flowsheet 4: Flotation followed by cyanidation of concentrate and flotation tailings.

A new set of composites were prepared according to their zone of origin (Fortune, Parallel, Triangle, and Plug 4) with blended grades.  Assays were performed on duplicate head cuts from each of the four composites and then the selected flowsheets were tested.  All were tested with a primary grind size of 80% passing 75 µm.

13.1.5 Properties of the Zone Composites

Table 13‑4 shows a summary of the head sample assays.  The gold grade varies from 4.5 g/t to 9.1 g/t, depending on the ore zone.

Table 13‑4:  Summary of Chemical Assays

Composite	Assays
	Cu	Zn	Ag	STOTAL	S2-	Au1
	%	%	g/t	%	%	g/t
Fortune	0.024	0.03	4	1.11	1.08	6.3
Parallel	0.029	0.02	3	1.49	1.46	9.1
Triangle	0.009	0.01	5	1.58	1.54	8.8
Plug 4	0.011	0.01	2	1.78	1.74	4.5

Note:  Gold assays were completed using a screened metallic assay method

13.1.6 Metallurgical Performance

Ten kilograms of each composite ore sample were fed into a batch Knelson gravity concentrator with hand-panning of the gravity concentrate for upgrade.  Tailings from gravity concentration and upgrade were submitted to a carbon-in-leach test under the following conditions:  30 g/L of activated carbon, 1,000 ppm of sodium cyanide, pH 11 and 96-hour retention time.

For the second and third flowsheets, the same conditions were applied to each flowsheet with 1,000 ppm sodium cyanide, pH 11, and 96-hour retention time.  However, for the third flowsheet, 30 g/L of activated carbon were added to the leach slurry.

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Flotation (rougher and cleaner) was carried out at a natural pH with PAX as the collector and with MIBC as the frother.  The final concentrate recovered, which was about 3% to 4% of the feed mass, was leached under 2,000 ppm of sodium cyanide and pH 11 for a period of 96 hours.  The flotation tailings were also leached with a 1,000 ppm sodium cyanide concentration, at the same pH and retention time.  Table 13‑5 presents the results that were obtained.

Table 13‑5:  Gold Recovery by Flowsheet

Gold Recovery (%)
Composite	Flowsheet 1 Gravity-CIL	Flowsheet 2 Whole Ore Leach	Flowsheet 3 Whole Ore CIL	Flowsheet 4 Float-Leach
Plug 4	87.6	83.2	85.1	82.4
Triangle	93.0	92.9	93.4	91.9
Parallel	97.8	97.1	96.6	94.7
Fortune	96.6	95.6	97.1	95.1

Overall gold recoveries from the first three flowsheets were comparable.  With these flowsheets, gold recoveries from the Parallel, Triangle, and Fortune composites ranged from 93% to 98% and recovery for the Plug 4 composite varied from 83% to 88%.

Flowsheet 4, using flotation, showed lower recoveries compared to the other three flowsheets.  Leaching of the concentrate recovered between 58% to 86% of the feed gold.  Leaching of the flotation tailings recovered an additional 9% to 24% of the feed gold.

13.2 TRIANGLE COMPOSITE TESTWORK

In 2016, SGS conducted a series of metallurgical tests on samples from the Triangle deposit to characterize the hardness and the achievable gold recovery using the Sigma mill process flowsheet.  Two composite samples were produced: one for the Supérieur (Upper Triangle) portion of the deposit and the other for the Inférieur (Lower Triangle) deposit area.

13.2.1 Chemical Analyses

Chemical analyses and screen metallic fire assay results are summarized in the Table 13‑6.

Table 13‑6:  Triangle Zone Composites Head Assays Summary

Sample Description	Head Grade		+ 150 mesh			- 150 mesh
	Au	Ag	Weight	Au	Ag	Weight	Au	Ag	Cu	S2-	TOC
	g/t	g/t	g	g/t	g/t	g	g/t	g/t	%	%	%
Supérieur	5.94	< 2.0	26.79	7.45	< 5.0	982.91	5.90	2.1	0.007	0.91	0.07
Inférieur	9.41	3.1	26.33	21.34	5.7	960.97	9.09	3.0	0.009	1.46	0.09

13.2.2 Acid Generation Potential

The Supérieur and Inférieur composites were found to be non-acid generating and analysis of the leach liquor did not find any acid generating elements to be present in significant concentration.

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13.2.3 Grindability Testing

Grindability tests characterized the Supérieur and Inférieur composites as hard in terms of the Bond Rod Mill Work Index (averaging 17 kWh/t), moderately hard in terms of Bond BWI (averaging 15.8 kWh/t), and moderately abrasive (averaging 0.25).

13.2.4 Metallurgical Test Program

Gravity separation and cyanidation tests were performed on the three composites to verify the metallurgical performance expected in the Sigma processing plant.  The overall gold recovery results for the gravity and cyanidation process are presented in Table 13‑7.  For the Triangle composite, overall gold recovery averaged 93.3% at a P80 of 71 µm and increased to an average of 94.9% at a P80 of 49 µm.

Table 13‑7:  Overall Gold Recovery Summary

Composite	P80	Gold Extraction (%)			Gold Head Grade (g/t)		Gold Grade CN Residue
Test ID	(µm)	Gravity	CN Leach	Overall	Calc.	Direct	(g/t)
Inférieur G-1 + CN1	72	24.3	90.0	92.4	9.07	9.41	0.69
Supérieur G-2 + CN2	74	33.6	87.6	91.7	5.87	5.94	0.49
Triangle G-3 + CN3	49	34.9	91.7	94.6	7.76	-	0.42
Triangle G-3 + CN4			92.0	94.8			0.41
Triangle G-3 + CN5			92.3	95.0			0.39
Triangle G-3 + CN6			92.4	95.1			0.38
Triangle G-4 + CN7	49	34.6	92.6	95.2	8.09	-	0.39
Triangle G-5 + CN8	71	30.8	90.4	93.4	7.84	-	0.52
Triangle G-5 + CN9			90.2	93.2			0.54

13.2.5 Gold Deportment Study on Cyanidation Residue

A microscopic gold deportment study was performed on the combined residue from cyanidation tests CN3, CN4, and CN5.  The study showed that the main gold mineral is calaverite (AuTe2), with moderate amounts of petzite (Ag3AuTe2) and native gold, accounting for 65%, 19%, and 15%, respectively.  Based on the study, 39% of the microscopic gold particles (>0.5 µm) were liberated or exposed while 61% were present as locked gold particles.  The major host minerals for exposed and locked gold were found to be pyrite (69%) and apatite (30%).

13.2.6 Cyanide Destruction

Cyanide destruction testwork using the SO2/air process, with sodium metabisulphite as the SO2 source, was conducted on the residue from test CN7.  The addition of 6.92 g SO2/g CNWAD, 3.23 g lime/g CNWAD and 0.08 g Cu/g CNWAD, were sufficient to achieve a final concentration of < 1.0 mg/L CNWAD with a retention time of 84 minutes.

13.3 TRIANGLE ZONE TESTWORK

In November 2017, Bureau Veritas (BV) commenced a metallurgical test campaign on samples from the Triangle deposit and rod mill feed samples collected during the first bulk sample campaign of Triangle ore that was being toll processed at the Camflo mill.

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13.3.1 Sample Preparation and Head Assays

Eight different Triangle deposit samples made up of coarse assay rejects were collected from zones C1, C2, C4, and C5 and composited to form a C2 composite, a C4 composite, and a Master Composite as summarized in Table 13‑8.  Analytical characterization follows in Table 13‑9.

Table 13‑8:  Assembly of Composite Samples

Composite	Assembly
C2 composite (30 kg)	10 kg C2 Upper
10 kg C2 Mid
10 kg C2 Lower
C4 composite (30 kg)	10 kg C4 Upper
10 kg C4 Mid
10 kg C4 Lower
Master composite (80 kg)	10 kg C1
10 kg C2 Upper
10 kg C2 Mid
10 kg C2 Lower
10 kg C4 Upper
10 kg C4 Mid
10 kg C4 Lower
10 kg C5

Table 13‑9:  Selected Head Assays from Triangle Deposit Samples

Composite	SG (g/cm2)	Au (Fire Assay) (g/t)	Au (Screened Metallics Procedure) (g/t)	Hg (g/t)	STOTAL (%)	S2- (%)	CTOTAL (%)	CINORG (%)	Cu (g/t)
Master	2.84	7.13	5.73	0.25	1.79	1.42	1.78	1.47	96
C2	2.84	5.07	6.11	0.74	1.8	1.39	2.01	1.69	108.7
C4	2.82	8.06	7.73	0.05	2.02	1.63	1.48	1.21	120.1
C1	2.79	5.93	7.67	0.08	0.65	0.33	1.72	1.47	169.1
C2 Upper	2.85	3.91	5.63	0.1	1.69	1.3	2.08	1.73	167
C2 Mid	2.84	3.59	5.72	1.08	1.59	1.18	1.65	1.3	55
C2 Lower	2.81	6.25	6.73	0.29	2.3	1.75	2.36	2.02	136.7
C4 Upper	2.84	8.94	9.07	0.04	2.05	1.64	1.7	1.43	101.1
C4 Mid	2.77	6.48	7.56	0.09	1.75	1.37	1.17	0.94	50.8
C4 Lower	2.83	6.07	5.8	0.02	2.3	1.81	1.66	1.37	172.5
C5	2.84	8.14	8.22	0.01	2.21	1.69	1.85	1.52	113.3
C2 Core	2.82	4.37	6.25	0.27	1.83	1.4	1.84	1.52	108.6
C4 Core	2.89	7.37	8.18	0.14	2.32	1.86	1.4	1.16	85.4

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13.3.2 Comminution Testwork

Comminution tests were carried out on some of the composite samples, variability samples, and a bulk sample taken from the feed to the Camflo mill while it was toll-milling Triangle ore.  The results are summarized in Table 13‑10 and Table 13‑11.

Table 13‑10:  Rod Mill and Ball Mill Work Indexes

Sample	RWi (kWh/t)	BWi (kWh/t)	Ai (g)
C2 core	15.8	12.7	0.206
C4 core	17.8	13.1	0.170
Camflo composite	18.1	12.7	0.123

Table 13‑11:  Ball Mill Work Index Variability Samples

Sample	Ball Mill Work Index (kWh/t)
Master Composite	12.9
C2 Composite	12.4
C4 Composite	13.1
C1	13.4
C2 Upper	11.5
C2 Mid	13.0
C2 Lower	11.2
C4 Upper	12.8
C4 Mid	13.3
C4 Lower	13.5
C5	13.0

13.3.3 Whole Ore Cyanidation

Whole ore cyanidation tests were conducted on the C2, C4, and Master composites to determine the impact on recovery of various parameters such as grind size, pH, lead nitrate, cyanide concentration, and aeration using oxygen or air.  Some tests were also conducted on the Camflo composite to compare with results obtained at the Camflo plant.

All tests included 4 hours of pre-aeration.  The samples were then submitted to a cyanide leach for a given duration (varies depending on test series) followed by CIP with 15 g/L activated carbon for 8 to 16 hours depending on the test series.

13.3.3.1 Baseline Tests

Baseline tests were carried out with the following conditions:

•	P80 of 50 µm

•	1.0 g/L NaCN

•	40% solids pulp density

•	pH 10.5 - 11.0

•	Aeration using oxygen (but DO levels achieved were only between 9.0 – 12.9 mg/L, with most values below 10)

•	Leach duration: 56 hours

•	CIP duration: 16 hours (total 72 hours)

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Tests results are shown in Table 13‑12.  Recovery for the C2 composite was somewhat lower than for the C4 composite, with 90.9% compared to 94.2%.  In addition, cyanide consumptions are much higher than those measured during the SGS tests with pre-aeration.

Table 13‑12:  Baseline Leach Test Results

Sample	Measured Head	Calculation Head	Residue	Leach Recovery (%)			CIP Recovery. (%)	Reagent Consumption (kg/t)
	g Au/t	g Au/t	g Au/t	24 h	48 h	56 h	72 h	NaCN	CaO
Master composite	6.43	7.26	0.409	89.9	90.6	92.1	94.3	1.31	1.36
C2 composite	5.59	6.46	0.585	84.5	87.3	88.2	90.9	1.41	1.39
C4 composite	7.90	7.57	0.447	92.9	93.2	92.8	94.2	1.38	1.17

Note:  Average of fire assay and screened metallics procedure, Consumption after 56 hours, prior to carbon addition, Amount added.  Residual not subtracted

13.3.3.2 Effect of Lead Nitrate, pH and Dissolved Oxygen

Recovery obtained during toll milling at the Camflo mill was higher than what was observed in the lab test results.  The Camflo mill employed high pH and lead nitrate, so additional tests were conducted to determine the effect of lead nitrate addition and higher pH on Triangle ores.

The addition of lead nitrate or increasing the pH both improved recoveries.  The recovery improvement was higher when the pH was maintained between 11.7 and 12.5.  The highest pH levels also resulted in the lowest cyanide consumptions, whether lead nitrate was added or not.

The impact of high pH and lead nitrate on recovery can possibly be explained by the presence of gold tellurides.  Both have been reported in the literature to improve gold telluride leaching rates (J.O.  Marsden and C.  I House, 2006).  Gold tellurides were identified as the main gold species in the cyanidation tailings in the SGS gold deportment study on the cyanidation residue.  Other gold mines in the Val d’Or area have operated at high pH to improve gold telluride dissolution kinetics and gold recovery.

13.3.3.3 Effect of grind size

The effect of grind size was investigated at the highest pH (saturated with lime) and the addition of 1.5 kg/t lead nitrate.  Cyanide concentration and pulp density were kept same as in the baseline tests.

Finer grinds led to higher recoveries, with about a 2% increase going from a P80 of 75 µm to a P80 of 50 µm at the tested retention times.

13.3.3.4 Effect of Cyanide Concentration

Tests to determine the impact of cyanide concentration were conducted on the Master composite.  Tests were conducted at 80% passing 47-48 µm grind size, at high pH (11.0 – 12.3), with 1.5 kg/t lead nitrate addition and at high DO levels (> 20 mg/L).  Pulp density remained at 45% solids as in the baseline tests.

Lower cyanide concentrations resulted in slower kinetics and reduced cyanide consumption.  The effect on final recovery was however not clear from the tests.

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13.3.3.5 Variability Tests

Two series of variability tests were conducted, one with oxygen keeping the dissolved oxygen concentration above 20 mg/L and the other with air.  Both series of tests were conducted under the following conditions:

•	80% passing 50 µm grind size

•	1.0 g/L NaCN concentration

•	45% solids pulp density

•	1.5 kg/t lead nitrate

•	4 hours pre-aeration retention time and 32 hours leach retention time

•	16 hours CIP retention time (total 48 hours) with 15 g/L activated carbon

Although the intent was to conduct the tests at a pH ≥ 11.7, lime consumption resulted in pH dropping to lower values during the tests.  In the test series with oxygen which was done first, pH values for the C1, C2, C4, and C5 ore samples dropped to around 10.6 to 10.8 after 24 hours.  In the test series with air, pH was originally adjusted to higher values in an attempt to maintain the pH ≥ 11.7, but nonetheless dropped to around 11.2to 11.4 after 24 hours.

Test results for C1, C2, C4, and C5 ore samples are presented in Table 13‑13.  As can be seen from the results for the C1, C2, C4, and C5 ore samples, the higher pH in the test series with air resulted in systematic higher recoveries and lower cyanide consumptions, showing that the pH has a much higher impact than the dissolved oxygen concentration.  Based on comparison with previous test results with pH ≥ 11.7, it is believed that even higher recoveries could have been achieved if the pH had been maintained above this value throughout the leach.

In general, no variability sample stood out with results considerably different from the composite ore samples.  C2 Upper performed slightly better than C2 Mid and C2 Lower.  C1 showed very good recoveries but this is probably at least partially due to the high calculated head grades.  Nonetheless, C1 residue grades were lower than for all other samples.  C5 recoveries were similar to those of the C2 zone.

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Table 13‑13:  C1, C2, C4 and C5 Ore Samples Variability Test Results

Sample	O2/air	pH	Measured Head[1]	Calculation Head	Residue	Recovery	Reagent Consumption (kg/t)
			g Au/t	g Au/t	g Au/t	%	NaCN[2]	CaO[3]
C1	O2	10.6-12.3	6.80	9.94	0.207	97.9	0.43	2.91
	Air	11.2-12.9		10.90	0.209	98.1	0.29	3.66
C2 Upper	O2	10.6-12.2	4.77	6.55	0.437	93.1	0.36	2.91
	Air	11.3-12.7		6.44	0.370	94.0	0.28	3.51
C2 Mid	O2	10.6-12.3	4.65	5.92	0.563	90.4	0.41	2.63
	Air	11.2-12.8		6.71	0.420	93.3	0.28	3.24
C2 Lower	O2	10.6-12.2	6.49	6.56	0.595	90.5	0.49	2.77
	Air	11.3-12.8		7.32	0.506	92.7	0.27	3.38
C4 Upper	O2	10.6-12.3	9.01	9.30	0.609	93.4	0.39	2.92
	Air	11.2-12.8		9.78	0.513	94.8	0.23	3.68
C4 Mid	O2	10.6-12.3	7.02	7.68	0.332	95.6	0.39	2.88
	Air	11.4-12.8		9.89	0.458	95.0	0.24	3.48
C4 Lower	O2	10.8-12.3	5.94	7.36	0.433	93.9	0.36	2.97
	Air	11.4-12.7		7.15	0.377	94.6	0.22	3.57
C5	O2	10.7-12.3	8.18	9.17	0.729	91.9	0.39	3.03
	Air	11.3-12.8		9.46	0.633	93.1	0.22	3.48
C2 core	O2	10.6-12.3	5.31	6.07	0.527	91.2	0.56	2.75
	Air	11.0-12.8		6.03	0.356	93.9	0.22	3.36
C4 core	O2	10.7-12.3	7.78	7.28	0.375	94.8	0.47	2.91
	Air	11.4-12.9		8.61	0.301	96.5	0.16	3.27

Note:  Average of fire assay and screened metallics procedure Consumption after 32 hours, prior to carbon addition Amount added.  Residual not subtracted

13.3.4 Cyanide Destruction Testwork

Continuous cyanide destruction tests were conducted in two 1.5 L reactors in series each with a 60 minute retention time.  The tests were operated for 6 hours.  Air feed to each reactor was 1.5 L/min.  Based on the amount of copper already in the solution, various amounts of copper sulphate were added to reach the predetermined test copper concentrations.  Sodium metabisulfite (Na2S2O5) was used as the source of SO2.

At a SO2/CNWAD ratio of 4.5 and a pulp density of 45% solids, residual CNWAD concentrations below 1.0 mg/L were achieved in the first reactor at both pH 8.0 and 9.0.  At a pulp density of 55% solids, the concentration out of the first reactor slightly exceeded 1.0 mg/L CNWAD.

13.3.5 Thickening, Rheology and Filtration Testwork

Pocock Industrial of Salt Lake City, Utah, conducted solid-liquid separation (SLS) tests at Bureau Veritas’ laboratory on three samples from the Master composite:  Leach feed, CIP tailings, and cyanide destruction tailings, all at a P80 grind size of 50 µm.  Samples characteristics are shown in Table 13‑14.  Settling, rheology and filtration tests were completed.

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Table 13‑14:  Solids Liquid Separation Testing Sample Characteristics

Sample	Liquor S.G.	Solids S.G.	pH
50 µm Leach feed	1.00	2.83	11.7
50 µm CIP tailings	1.00	2.83	11.8
50 µm Detoxed tailings	1.00	2.83	9.3

13.3.5.1 Thickening Tests

Based on flocculant screening tests, SNF AN910SH, a medium to high molecular weight, 15% charge density anionic polyacrylamide, was selected with dosages of 10 to 15 g/t for the leach feed and CIP tailings and 15 to 20 g/t for the detoxed tailings.

Static and dynamic thickening tests were carried out, in both cases samples were diluted to a selected feed solids concentration using decant solution or simulated process solution.  Recommended thickening design parameters for both conventional and high-rate thickeners (from static and dynamic tests) are summarized in Table 13‑15.

Table 13‑15:  Recommended Thickening Design Parameters

Sample	Floc. Dosage (g/t)	Floc. Conc. (g/L)	Max Feed Solids Conc. (%)	Conventional Thickener Sizing[1] (m2/mtpd)	High-Rate Thickener Sizing (m3/m2·h)	Estimated Underflow Density (%)
Leach feed	15 - 20	0.1 – 0.2	Conv. type: 15 - 25 High rate: 16 - 21	0.174	3.48	Conv. type: 61 - 65 High rate: 63 - 67
CIP tailings	20 - 25	0.1 – 0.2	Conv. type: 15 - 25 High rate: 16 - 21	0.172	3.68	Conv. type: 61 - 65 High rate: 63 - 67
Detoxed tailings	20 - 25	0.1 – 0.2	Conv. type: 15 - 25 High rate: 16 - 21	0.175	3.22	Conv. type: 61 - 65 High rate: 63 - 67

Note:  Includes a 1.25 scale up factor.

13.3.5.2 Rheology Tests

Pulp rheology of the non-Newtonian thickener underflow pulps was measured using a Fann Model 35A true coaxial cylindrical rotational viscometer.  Underflow slurries were pre-sheared (i.e., the flocculant structure destroyed) using a laboratory mixer prior to testing.

A summary of the apparent viscosities at reference shear rates and varying percent solids is presented in Table 13‑16.  The thickener underflow slurries exhibit a shear thinning behavior with apparent viscosity decreasing as shear increases.

Yield stresses required to initiate flow are also indicated in the table.  Underflow slurries with yield stress values in excess of 30 N/m2 (Pa) are normally beyond the capabilities of conventional thickening and pumping systems.  In addition, the shape of the yield stress versus solids concentration curve must also be considered.  Design density should be selected such as to avoid the exponential region of the curve as the material could quickly become solidified beyond pumping capability with only a slight increase in solids concentration.

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Table 13‑16:  Thickener Underflow Apparent Viscosities and Yield Stress

Sample	Solids Conc.	Coefficient of Rigidity	Yield Stress	Apparent Viscosity (Pa·s)
				5	25	50	100	200	400	600	800	1000
	%	Pa·s	N/m2	s-1	s-1	s-1	s-1	s-1	s-1	s-1	s-1	s-1
Leach Feed	69.3	0.178	55.1	7.334	2.685	1.742	1.130	0.733	0.475	0.369	0.308	0.268
	67.6	0.139	44.0	5.759	2.157	1.413	0.925	0.606	0.397	0.310	0.260	0.227
	65.4	0.085	31.8	2.935	1.364	0.981	0.705	0.507	0.365	0.301	0.262	0.236
	62.5	0.045	19.7	1.883	0.832	0.586	0.412	0.290	0.204	0.166	0.144	0.128
	58.0	0.024	9.4	0.954	0.422	0.297	0.209	0.147	0.103	0.084	0.073	0.065
	49.1	0.018	4.1	0.516	0.232	0.165	0.117	0.083	0.059	0.048	0.042	0.037
CIP Tailings	68.8	0.184	56.6	7.389	2.715	1.764	1.146	0.745	0.484	0.376	0.314	0.274
	67.9	0.152	48.0	5.997	2.295	1.518	1.004	0.664	0.439	0.345	0.290	0.254
	66.0	0.086	34.9	4.330	1.566	1.011	0.652	0.421	0.272	0.210	0.175	0.152
	63.1	0.074	19.5	2.960	1.037	0.660	0.420	0.268	0.170	0.131	0.108	0.094
	57.0	0.019	6.8	0.875	0.321	0.209	0.136	0.088	0.057	0.044	0.037	0.032
	49.1	0.006	2.1	0.287	0.100	0.063	0.040	0.025	0.016	0.012	0.010	0.009
Detoxed Tailings	68.7	0.209	57.4	6.062	2.743	1.949	1.385	0.984	0.699	0.573	0.497	0.445
	67.0	0.129	42.5	4.459	1.976	1.392	0.981	0.691	0.487	0.396	0.343	0.306
	65.4	0.092	30.4	3.255	1.443	1.017	0.716	0.504	0.355	0.290	0.250	0.224
	62.5	0.048	15.5	1.911	0.751	0.502	0.336	0.224	0.150	0.119	0.100	0.088
	58.7	0.030	7.1	1.132	0.409	0.263	0.170	0.110	0.071	0.055	0.046	0.040
	49.9	0.012	2.4	0.414	0.149	0.096	0.062	0.040	0.026	0.020	0.016	0.014

13.3.6 Vacuum Filtration Tests

Vacuum filtration tests were conducted using a filter leaf supported vertically on a vacuum flask.  The filter cloth used was a National Filter Media (NFM) 8-10 cfm/ft2 multifilament polypropylene cloth.  All tests were conducted at an applied vacuum of 67.7 kPa.  No flocculant was added as filtration aid.

Two samples were tested:  unthickened detoxed tailings and thickened detoxed tailings.  Vacuum filtration tests were performed to examine the effect of cake thickness and air-dry duration on production rate and filter cake moisture, Table 13‑17.

Table 13‑17:  Summary of Vacuum Filtration Test Results

Sample	Feed Solids Conc.	Cake Thickness	Filter Cake Moisture	Bulk Cake Density	Production Rate[1]
	%	mm	%	dry kg/m3	dry kg/m2·h
Unthickened detoxed tailings	42.2	10	19.6%	1412	570
		15	20.4%		495
Thickened detoxed tailings	64.3	10	17.6%	1523	1248
		15	18.5%		1582

Note:  Production rate includes a 0.8 scale up factor

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13.3.7 Pressure Filtration Tests

Pressure filtration tests were conducted in a lab scale pressure filtration device consisting of a 250 mm section of a 50 mm pipe with drainage grid supporting the filter media in the lower flange.  NFM 8-10 cfm/ft2 multifilament polypropylene cloth was used.  Pressure applied during the tests was 550 kPa.

Tests were conducted on the two same samples as for vacuum filtration.  Tests were performed to examine the effect of cake thickness, air blow duration, and air blow on sizing requirements and filter cake moisture.  Results are summarized in Table 13‑18.

Table 13‑18:  Summary of Pressure Filtration Test Results

Sample	Feed Solids Conc.	Half Cake Thickness	Filter Cake Moisture	Bulk Cake Density	Bulk Cake Density	Sizing Basis1	Air Blow Time	Total Filter Cycle Time
	%	mm	%	dry kg/m3	wet kg/m3	m3/dry tonne	min	min
Unthickened detoxed tailings	42.3	15	14.5%	1231	1440	1.016	3.0	16.0
Thickened detoxed tailings	64.3	15	9.8%	1608	1783	0.777	3.0	16.0

Note:  Includes a 1.25 scale up factor

13.4 COMMINUTION TESTWORK

Comminution testwork was carried out by SGS in 2019 through 2020.  A run-of-mine (ROM) ore sample from the Triangle C2 zone, as well as three ore samples from the Triangle C4 zone (East, Lower, and Upper) were tested, with results summarized in Table 13‑19.

Table 13‑19:  Comminution Testing Results

Sample	Relative	JK Parameters				Work Indices (kWh/t)			Ai
	Density	A × b1	A × b2	Ta	SCSE	CWI	RWI	BWI	(g)
ROM (C2)	2.79	39.7	39.1	0.44	10.1	11.5	15.1	14.7	0.225
C4 – East	2.92		29.7	0.26	12.1	-	-	15.7	-
C4 – Lower	2.82		34.0	0.31	11.0	-	-	16.3	-
C4 – Upper	2.80		34.7	0.32	10.8	-	-	18.0	-

The testwork was primarily carried out to provide a basis for modeling potential mill expansions beyond the current rod mill-ball mill circuit at the Sigma mill.  Significant milling expansion scenarios are not considered within the current evaluation, therefore these simulations are not detailed here.

13.5 LOWER TRIANGLE (ZONES C8 THROUGH C10) AND ORMAQUE

Additional testwork was carried out at BV in 2020 on six composite samples generated from coarse assay rejects.  The composites were from Triangle zones C8 through C10, the Triangle stockwork zone, and from the Ormaque deposit.

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Each of the composite samples was stage crushed to 100% passing 6 mesh, with a sub-sample split for BWI testing.  The samples were then crushed to 10 mesh and a representative 30 kg sub-samples split out for extended gravity recoverable gold (E-GRG) testing with the remainder rotary split into 1 kg test charges.  A summary of assay results from the composites is found in Table 13‑20.

Table 13‑20:  Summary of Selected Head Assay Results

Analyte	Unit	C8+C8B Composite	C9 Composite	C9B Composite	C10 Composite	Stockwork Composite	Ormaque Composite
Au	g/t	6.48	6.58	7.39	8.03	3.32	10.50
Au – Duplicate	g/t	6.17	6.59	6.40	8.12	2.40	8.14
Au – Average	g/t	6.33	6.59	6.90	8.08	2.86	9.32
Ag	g/t	3.0	3.0	3.0	4.0	2.0	3.0
Stotal	%	1.69	1.73	2.45	1.72	1.30	2.22
S2-%		1.68	1.71	2.43	1.71	1.35	2.20
CTotal=	%	1.51	1.47	1.76	1.44	0.72	0.93
Corg	%	0.24	0.22	0.30	0.21	0.08	0.12
Hg	ppm	0.04	<0.01	<0.01	<0.01	<0.01	0.02
Te	ppm	6.6	6.8	6.6	8.0	3.9	8.9
SG	g/cm3	2.74	2.75	2.78	2.75	2.71	2.73

13.5.1 Comminution Testing

BWI testing was completed on the six composites, at a closing screen of 105 mm.  Results are summarized in Table 13‑21.  The Ormaque composite was slightly softer than the other composites tested from Lower Triangle.

Table 13‑21:  Bond Ball Mill Work Index Results

Composite ID	Test ID	Bond Ball Mill Work Index (BWi, kWh/t)
C8 + C8B Composite	BWi-1	13.3
C9 Composite	BWi-2	13.0
C9B Composite	BWi-3	12.8
C10 Composite	BWi-4	13.5
Stockwork Composite	BWi-5	12.7
Ormaque Composite	BWi-6	11.8

13.5.2 CIP Leach Tests

Baseline CIP tests were carried out at three different primary grinds (P80 of 35 mm, 50 mm, and 65 mm).  Slurry was pre-aerated at 45% pulp density with oxygen sparging for 4 hours.  The slurry was then leached in 1 g/L NaCN for 78 hours.  Subsequently, 15 g/L of pre-attritioned and washed activated carbon was added and leaching continued for an additional 18 hours.

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Baseline CIP results corresponding to the current plant target grind P80 of 35 mm are summarized in Table 13‑22.  It was noted that the calculated head grades were consistently higher than the measured head grades.  Screen (metallics) fire assays should be used for future testwork to improve the level of precision in gold determination.

Table 13‑22:  Selected Carbon-In-Pulp Results, Baseline 35 mm P80

Test ID	Composite ID	Measured Head Au (g/t)	Calculated Head Au (g/t)	CIP Extraction (%)	Final Residue Grade Au (g/t)	NaCN Consumption (kg/t)	Ca(OH)2 Consumption (kg/t)
CIP-1	C8 + C8B Composite	6.33	7.52	93.7	0.53	2.63	5.8
CIP-2	C9 Composite	6.59	6.61	93.6	0.47	2.49	5.6
CIP-3	C9B Composite	6.90	7.35	94.2	0.45	2.67	5.6
CIP-4	C10 Composite	8.08	9.64	94.9	0.53	2.70	5.6
CIP-5	Stockwork Composite	2.86	4.12	93.1	0.31	2.44	5.4
CIP-6	Ormaque Composite	9.32	10.48	97.3	0.42	2.49	5.6

As shown in Figure 13‑1, all of the composites exhibited grind sensitivity across the grind sizes tested.  The Ormaque composite yielded higher recoveries and was less sensitive to grind size.

Figure 13‑1:  Grind Size vs Gold Recovery

13.5.3 Carbon-In-Pulp Optimization Tests

A series of CIP optimization tests was carried out on the C8 + C8B composite.  Several variables were varied, including the use of lead nitrate, pre-aeration, air or oxygen in pre-aeration, and slurry pH.  In all cases, the optimization tests yielded lower recovery than the baseline condition.

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13.5.4 Extended Gravity Recoverable Gold Tests

A series of E-GRG tests were carried out to assess gravity-recoverable gold at four stages of size reduction; 10 mesh, 250 µm, 75 µm, and 40 µm.  Results are found in Table 13‑23, with a summary of the first two stages of recovery taken as an indicator of potential plant gravity gold recovery.

Table 13‑23:  Selected E-GRG Results

Test ID	Composite ID	Stage 1 Recovery (%)	Stage 2 Recovery (%)	Stage 3 Recovery (%)	Stage 1 + 2 Mass Pull (%)	Stage 1 + 2 Au Grade (g/t)	Stage 1 + 2 Au Recovery (%)
EGRG-1	C8 + C8B	12.8	12.4	9.9	0.9	222.9	25.2
EGRG-2	C9	14.4	9.1	14.6	0.9	157.8	23.5
EGRG-3	C9B	15.5	11.5	11.2	1.0	208.0	27.0
EGRG-4	C10	15.7	12.6	11.3	1.0	290.1	28.3
EGRG-5	Stockwork	20.0	10.0	9.7	0.9	141.5	30.0
EGRG-6	Ormaque	21.2	13.5	12.6	1.0	383.4	34.7

The Ormaque composite exhibited a higher proportion of gravity-recoverable gold than the Triangle composites.

13.5.5 Gold Deportment Study

A gold deportment study was caried out on leach tailings from two of the CIP tests on the C8 + C8B composite.  QEMSCAN / MLA analysis indicated that more than 75% of the gold present in the tailings was in the form of gold-bearing telluride minerals.

These include calaverite (AuTe2), petzite (Ag3AuTe2), and sylvanite ((Au,Ag)Te2).  The presence of these minerals in the leach tails is in line with conventional knowledge regarding slower leach kinetics for gold telluride minerals.

13.6 ORMAQUE METALLURGICAL TESTWORK

A metallurgical testwork campaign was initiated in 2021, with a focus on samples from the recently discovered Ormaque deposit.

13.6.1 Sample Description

Interval samples of quarter-split core have been used for this testwork program; supplemented by coarse assay rejects corresponding to the same drill intervals.  The sample descriptions are summarized in Table 13‑24 and Table 13‑25.  Sub-splits of each variability sample were combined to form an additional Ormaque composite.

Table 13‑24:  Ormaque Metallurgical Samples

Sample ID	Zone	Drill Hole	From (m)	To (m)	Expected Au (g/t)
ORM-1	OR1	LS-19-009_R	395.00	407.40	5.06
ORM-2	OR1	LS-21-046	386.00	394.30	4.91
ORM-3	OR5	LS-21-055	300.45	310.00	5.54
ORM-4	OR5	PV-18-031	336.00	347.50	6.46
ORM-5	OR5	LS-20-030A	273.25	282.80	4.46
ORM-6	OR5	LS-20-039B	264.00	268.50	5.61
ORM-7	OR6	LS-19-008	245.10	251.10	5.48
ORM-8	OR15	LS-19-009_R	499.00	514.00	6.57

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Additionally, three host rock samples adjacent to the mineralization were samples to assess the comminution characteristics expected from waste rock as summarized in Table 13‑25.

Table 13‑25:  Host Rock (Waste) Samples

Sample ID	Rock Type	Drill Hole	From (m)	To (m)
Waste-1	I2JC	LS-21-053	269.5	274.8
Waste-2	OR15	LS-19-009_R	367.0	381.0
Waste-3	OR1	LS-20-038	515.0	526.4

13.6.2 Head Characterization

Head assays on the eight variability samples and the Ormaque composite sample, are summarized in Table 13‑26.

Table 13‑26:  Head Characterization of Ormaque Samples

	Unit	ORM-1	ORM-2	ORM-3	ORM-4	ORM-5	ORM-6	ORM-7	ORM-8	Ormaque Composite
SG	g/cm3	2.73	2.70	2.70	2.66	2.69	2.70	2.70	2.73	2.71
Au (FA)	g/t	7.96/ 6.38	3.36	4.46	5.37	3.09	4.15	3.87	6.55	4.28
Au (SM)	g/t	4.60	2.90	4.84	4.76	2.85	4.12	3.07	6.17	4.09
Ag	g/t	3.1	2.8	2.9	3.0	2.7	3.3	2.8	3.3	3.0
STOT	%	1.49	1.25	1	0.4	0.92	1.17	0.96	1.16	1.07
S2-%		1.19	0.94	0.74	0.22	0.6	0.83	0.7	0.84	0.77
SSO4%		0.30	0.32	0.26	0.18	0.32	0.34	0.26	0.32	0.30
CTOT	%	0.72	1.45	0.93	0.72	0.59	0.78	0.81	0.92	0.85
CINORG	%	0.66	1.36	0.85	0.65	0.55	0.71	0.74	0.84	0.79
CORG	%	0.06	0.09	0.08	0.06	0.04	0.06	0.07	0.07	0.06
Te	ppm	2.0	3.4	4.0	2.4	1.6	4.4	2.3	4.9	2.5
Cu	ppm	70.1	113.9	42.4	102.5	602.9	151.1	9.6	135.1	160.6

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There is an appreciable difference between the conventional and screen metallic fire assay determinations for gold.  This is reflective of the presence of coarse gold, which can lead to a nugget effect.

13.6.3 Mineralogical Analysis

Quantitative mineralogical phase analysis was completed using X-ray diffraction with Rietveld refinement.  The results, summarized in Table 13‑27, indicate relatively minor quantities of pyrite and somewhat higher concentrations of calcite.

Table 13‑27:  XRD Characterization of Ormaque Samples

Mineral	ORM-1	ORM-2	ORM-3	ORM-4	ORM-5	ORM-6	ORM-7	ORM-8
Quartz	35.2	34.2	35.8	37.2	35.6	31.8	32.1	40.8
Plagioclase	15.3	7.7	23.0	18.5	15.7	18.3	23.2	1.7
Calcite	6.0	9.6	7.8	5.7	5.4	6.6	7.1	7.1
Ankerite	-	2.1	-	-	-	-	-	0.4
Pyrite	2.9	2.5	1.9	0.8	1.7	2.3	1.9	2.2
Muscovite	8.0	8.1	6.4	10.5	13.0	9.4	7.6	8.7
Dravite	6.2	12.6	3.6	4.5	4.9	8.6	1.9	8.9
Rutile	0.7	0.7	0.6	0.7	0.7	0.6	0.8	0.6
Paragonite	12.2	5.2	9.7	3.8	6.8	9.1	7.9	15.9
Chamosite	13.5	17.2	11.2	18.4	16.2	13.4	17.3	13.8

13.6.4 Comminution Testwork

Comminution testwork was carried out on the Ormaque composite as well as the three waste rock samples.  Results are found in Table 13‑28 and Table 13‑29.

Table 13‑28:  Ormaque Composite Comminution Results

	SMC Test Results
Sample ID	A×b	DWi (kWh/m3)	Mia	Mih	Mic	SCSE (kWh/t)	RWi (kWh/t)	BWi (kWh/t)	Ai (g)
Ormaque Composite	23.9	11.9	29.5	24.5	12.7	13.2	18.3	14.2	0.08

The A × b value obtained by the SMC test for the Ormaque composite of 23.9 indicates that the sample would be very hard in terms of SAG milling competency (top 4% of tests in the SMC database).  Similarly, the rod mill index results indicate the ore to be relatively hard at the coarser grind sizes with respect to the more moderate ball mill work indices.

Table 13‑29:  Ormaque Waste Rock Grindability Results

Sample ID	Rock Type	Drill Hole	RWi (kWh/t)	BWi (kWh/t)
Waste-1	I2JC	LS-21-053	18.4	14.6
Waste-2	OR15	LS-19-009_R	20.7	13.3
Waste-3	OR1	LS-20-038	18.6	14.4

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13.6.5 Gravity Testwork

A four-stage E-GRG test was carried out the Ormaque composite, with stages corresponding to P80 grind sizes of 951 µm, 222 µm, 71 µm, and 39 µm.  The results are summarized in Table 13‑30 and indicate that cumulatively 48% of the gold was recovered to a gravity concentrate representing a mass pull of 1.81% and assaying 161 g/t Au.

Table 13‑30:  Extended Gravity Recoverable Gold (E-GRG) Results

Stage	P80 (µm)	Mass (%)	Au (g/t)	Au Recovery (%)
1	951	0.44%	209.79	15.1%
2	222	0.47%	209.22	16.1%
3	71	0.44%	93.54	6.8%
4	39	0.47%	131.57	10.1%
Total		1.81%	161.14	48.1%
Stage 1 + Stage 2		0.91%	209.5	31.2%

13.6.6 Variability Testwork

The Ormaque variability samples were subjected to testwork aimed to mimic the current process flowsheet at the Sigma mill.  This included initial grinding and removal of a gravity concentrate followed by continued grinding to a P80 target of 40 µm.  Overall results are summarized in Table 13‑31

Table 13‑31:  Ormaque Variability Cyanidation Results

Test ID	Sample ID	P80 (µm)	NaCN (g/L)	Measured Head Au (g/t)	Calc. Head Au (g/t)	Recovery				Consumption
						Gravity (%)	Leach (%)	Total (%)	Residue Au (g/t)	NaCN (kg/t)	Lime (kg/t)
GC1	ORM-1	38	0.424	5.89	5.25	10.6	85.8	96.4	0.19	0.81	1.53
GC2	ORM-2	39	0.424	3.13	3.89	9.2	82.6	91.7	0.32	0.70	1.69
GC3	ORM-3	41	0.424	4.65	5.30	10.0	77.1	87.2	0.68	0.88	1.41
GC4	ORM-4	41	0.424	5.06	4.94	26.1	72.3	98.4	0.08	0.83	1.47
GC5	ORM-5	37	0.424	2.97	3.41	7.3	81.5	88.8	0.38	0.85	1.49
GC6	ORM-6	35	0.424	4.13	5.05	4.0	90.0	94.0	0.30	0.79	1.42
GC7	ORM-7	40	0.424	3.47	3.98	9.1	88.2	97.3	0.11	0.86	1.29
GC8	ORM-8	41	0.424	6.36	8.48	13.7	79.5	93.1	0.58	0.90	1.54

The average recoveries for the Ormaque variability samples were 93.4%, ranging between 88.8% and 97.3%.  The average final residue grade was 0.33 g/t, ranging between 0.11 g/t and 0.58 g/t.  This is slightly higher than the average tail grade of approximately 0.20 g/t currently seen in the mill.  Sampling was carried out during the leach time, with resulting kinetic leach curves found in Figure 13‑2.  Following completion of optimization testwork on the Ormaque composite, additional tests of the individual variability samples may be carried out to verify improvements in recovery.

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Figure 13‑2:  Leach Kinetics for Ormaque Variability Samples

13.6.7 Optimization Testwork

A series of optimization tests were carried out on the Ormaque composite, with varying grind size, pH, cyanide concentration, and temperature.  Results are summarized in Table 13‑32.

Table 13‑32:  Ormaque Composite Optimization Results

Test ID	P80 (µm)	pH	CN (mg/L)	Temp (°C)	Measured Head Au (g/t)	Calc. Head Au (g/t)	Recovery
							Gravity (%)	Leach (%)	Total (%)	Residue Au (g/t)
GC9	74	11.2	225	25	4.18	4.94	17.6	73.5	91.1	0.440
GC10	61	11.2	225	25	4.18	5.19	23.4	69.4	92.8	0.375
GC11	51	11.2	225	25	4.18	6.15	18.7	75.3	94.0	0.371
GC12	25	11.2	225	25	4.18	5.49	23.6	71.8	95.4	0.254
GC13	39	10.7	225	25	4.18	6.46	27.3	67.7	95.1	0.318
GC14	39	12.2	225	25	4.18	4.91	21.8	74.7	96.5	0.174
GC15	39	11.2	225	15	4.18	5.13	18.6	76.7	95.3	0.241
GC16	39	11.2	225	40	4.18	6.05	18.0	79.6	97.6	0.144
GC17	39	11.2	350	25	4.18	5.61	25.0	70.9	96.0	0.227
GC18	39	11.2	150	25	4.18	4.85	18.9	72.8	91.7	0.403
BGC-1	38	11.2	225	25	4.18	5.33	20.0	75.1	95.2	0.258

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The results of the optimization testwork indicate a range of recoveries between 91.1% and 97.6%, confirming the expected relationships between higher recoveries and finer grinds, higher recoveries at higher pH, and higher recoveries at higher cyanide dosages.  Based on observed differences in seasonal recoveries, temperature was also varied and showed to correlate higher recoveries with higher temperature.  As illustrated in Figure 13‑3, the highest recoveries correspond to a grind size of 39 µm or finer, pH of 12.2, and cyanide dosage of 350 mg/L.  Temperature was varied in the laboratory, but it is not considered to be a variable that could be directly controlled in the mill.

Figure 13‑3:  Impact of Principal Variables on Ormaque Composite Recovery

13.6.8 Alternative Flowsheets

Bulk sulfide flotation followed by cyanidation of reground flotation concentrate and as-produced flotation tailings was carried out at primary grinds of 75 and 60 µm P80.  The overall recovery was 87.0% at a primary grind of 75 µm and 87.3% at a primary grind of 60 µm, which is considerably lower than the recoveries obtained through the current flowsheet.

13.6.9 Cyanide Detox

A confirmatory cyanide detox test using the SO2/air method was carried out on the leach tailings from test BGC-1 on the Ormaque composite.  This corresponded to the leach conditions closest to the current plant parameters.  The test produced an effluent that assayed less than 0.1 mg/L total cyanide and less than 0.05 mg/L CNWAD.  SO2 consumption was 5.1 g per g total cyanide.

13.6.10 Acid Base Accounting Testing

Acid Base Accounting (ABA) testwork was carried out on the detoxified sample produced and described in Section 13.6.9.  Results are summarized in Table 13‑33, indicating that the tails are not expected to be acid-producing.

Table 13‑33:  Acid Base Accounting Test Results

Sample	Total Sulfur (%)	Sulfate Sulfur (%)	Fizz Rating	Paste pH	Acid Potential (kg CaCO3/t)	Neutralization Potential
						Actual NP (kg CaCO3/t)	NP/AP Ratio	Net NP (kg CaCO3/t)
CD-1	1.09	0.27	Slight	8.5	25.6	69.7	2.72	44.1
CD-1 (duplicate)	1.05	0.27	-	-	24.4	69.7	2.86	45.3

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13.6.11 Mineralogy and Gold Deportment

A mineralogical study was carried out on the Ormaque composite feed and leach tailings corresponding to a P80 of 40 µm.  The feed sample contained approximately 2% sulfide minerals, primarily pyrite with minor chalcopyrite and sphalerite.  Gangue minerals identified included quartz, chlorite, plagioclase feldspar, muscovite, and kaolinite.

Approximately 70% of the gold contained in the feed composite hosted in native gold with the remainder hosted by gold-silver tellurides, namely calaverite (AuTe2), petzite (Ag3AuTe2), and sylvanite ((Au,Ag)Te2).

Leach recoveries were above 95%.  In terms of losses to the tails, the gold hosted tellurides represented approximately two-thirds of the total gold.

13.7 RESULTS SUMMARY AND CONCLUSIONS

Ores that have been processed at the Sigma mill have yielded high metallurgical recovery but require a fine grind size to ensure sufficient liberation.  The milling circuit is thus configured to achieve the targeted grind size.

A portion of the gold at Upper Triangle, Lower Triangle, and Ormaque is hosted with gold telluride minerals.  To reduce gold losses to tails, leaching parameters have been optimized including pH and residence time.  This has included the addition of two 2,500 m3 leach tanks to maintain in excess of 70 hours of leach residence time.  Process controls are used to ensure that optimal leaching conditions are maintained.

Coarse liberated gold that could otherwise lead to tails losses is recovered in a conventional gravity circuit.

The samples that have been tested from Lower Triangle as well as from the Ormaque deposit display similar characteristics to the Upper Triangle ore currently being processed and would be expected to provide similar results when processed at the Sigma mill.

No additional impacts associated with processing requirements or deleterious elements have been identified that would impact economic extraction.

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SECTION • 14 MINERAL RESOURCE ESTIMATE

14.1 TRIANGLE DEPOSIT

14.1.1 Introduction

The Mineral Resource estimate for the Triangle deposit used data from both surface and underground diamond drillholes.  The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software.  The block model cell size is 5 m east by 5 m north by 5 m high.

14.1.2 Mineralization Domains

Gold mineralization occurs within the moderately to steeply dipping main shear zones and associated more moderately dipping splay zones.  The interpretation of all mineralization zones is underpinned by a geological review of structure, alteration and veining carried out by site geologists.  The geological elements defining mineralization were captured in a separate composite field which defined and labeled each mineralized zone.  The 3D mineralized domains were created using the vein modeling module in Seequent’s Leapfrog Geo software from an interval selection largely based on the composite field.  The selection was locally changed to ensure spatial coherence and continuity in 3D.  Two sets of solids were produced:  1) mineralization solids, which connect all similar intervals defined by the composite field, irrespective of grade; these solids track the geological elements supporting the mineralization, and 2) except from C2 and C4 main zone, all the other resource solids, which are based on those created in step No. 1 but restrict/clip zones laterally by removing material below a resource cut-off grade of ~2.5 g/t Au.  Due to the dense amount of drilling, C2 and C4 zones were not clipped, and mineralization solids were used as resource solids.

At Triangle, twelve main shear zones were modelled (Figure 14‑1).  Of these, C4 is the largest and C3 is the smallest.  Each of the main shear zones down to C6 has associated mineralized splay zones.  Main and splay mineralization zones from C1 to C5 are referred to as Upper Triangle; C6 to C10 are referred to as Lower Triangle (Figure 14‑1).

14.1.3 Data Analysis

The mineralized domains were reviewed to determine appropriate estimation or grade interpolation parameters.  Several different procedures were applied to the data.  Descriptive statistics, histograms and cumulative probability plots and box plots have been completed for composite data.  The results were used to guide the construction of the block model and the development of estimation plans including treatment of extreme grades.  These analyses were conducted on 1-metre composites of the assay data.  The statistical properties from this analysis are summarized for both uncapped and capped data in Table 14‑1 and Table 14‑2 for the main Triangle deposit.

Gold grades in the Triangle deposit are highest in C4 and C5 shear zones, followed by C2 and the C4 and C5 Splay veins.  Coefficients of variation (CVs) for uncapped data are highest in the Upper Triangle shears, also in C6 zone in the Lower Triangle group.

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Figure 14‑1:  3D View of the Modeled Resource Solids Associated with the Main Shear Zones and their associated splay zones at Triangle

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Table 14‑1:  Triangle Deposit Composite Statistics for 1 m Uncapped Composite Au (g/t) Data

	Domain	Number	Min	Max	Mean	Q25	Q50	Q75	SD	CV
UPPER TRIANGLE	C1	827	0.002	390.05	7.69	0.32	1.36	5.43	23.09	3
	C1 Splays	1139	0.002	172.53	5.9	0.76	2.91	6.16	12.15	2.06
	C2	7197	0.002	402.9	7.43	0.37	2.34	7.27	19.4	2.61
	C2 Splays	645	0.002	208.53	8.18	0.35	2.58	7.53	20.27	2.48
	C3	84	0.005	149.98	9.79	0.63	2.98	8.36	21.98	2.25
	C3 Splays	2096	0.002	273.19	8.26	0.45	2.51	7.72	19.18	2.32
	C4	2523	0.002	690.08	13.05	0.69	3.97	11.19	34.91	2.68
	C4 Splays	960	0.002	568	10.25	1.21	4.56	10.65	25.42	2.48
	C5	340	0.002	328	11.06	1.65	5.36	11.43	25.08	2.27
	C5 Splays	74	0.005	45.22	6.95	1.38	4.46	9.03	8.37	1.2
LOWER TRIANGLE	C6	83	0.005	218.94	10.25	0.86	2.7	6.15	35.51	3.46
	C6 Splays	229	0.005	322.69	8.9	0.64	2.83	7.18	24.78	2.79
	C7	167	0.005	103.42	8.05	1.6	3.81	8.58	13.19	1.64
	C8	42	0.007	33.78	5.68	1.02	2.93	6.53	7.8	1.37
	C8B	40	0.005	44.69	6.52	1.8	3.37	8.82	8.16	1.25
	C9	85	0.005	79.66	6.15	1.29	3.53	6.52	10.54	1.71
	C9B	91	0.005	110.99	6.84	0.89	3.78	8.15	13.19	1.93
	C10	119	0.02	78.84	6.81	1.44	3.4	7.26	10.75	1.58

Note:  Min = minimum value; Max = maximum value; Mean = average value; Q25 = value at the 25th frequency percentile of the data; Q50 = value at the 50th frequency percentile of the data, i.e., the median; Q75 = value at the 75th frequency percentile of the data; SD = standard deviation of the data; CV = Coefficient of Variation of the data and equals SD / Mean.

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Table 14‑2:  Triangle Deposit Composite Statistics for 1 m Capped Composite Au (g/t) Data

	Domain	Number	Min	Max	Mean	Q25	Q50	Q75	SD	CV
UPPER TRIANGLE	C1	827	0.002	100	6.68	0.32	1.36	5.43	14.76	2.21
	C1 Splays	1139	0.002	80	5.51	0.76	2.91	6.16	8.94	1.62
	C2	7197	0.002	100	6.54	0.37	2.34	7.27	11.88	1.82
	C2 Splays	645	0.002	80	6.59	0.35	2.58	7.53	11.71	1.78
	C3	84	0.005	100	8.19	0.63	2.98	8.36	14.2	1.74
	C3 Splays	2096	0.002	80	6.87	0.45	2.51	7.72	11.54	1.68
	C4	2523	0.002	100	10.04	0.69	3.97	11.18	16.8	1.67
	C4 Splays	960	0.002	80	8.32	1.21	4.56	10.65	11.53	1.39
	C5	340	0.002	100	9.58	1.65	5.36	11.43	13.97	1.46
	C5 Splays	74	0.005	45.22	6.95	1.38	4.46	9.03	8.37	1.2
LOWER TRIANGLE	C6	83	0.005	40.41	5.34	0.86	2.7	6.15	8	1.5
	C6 Splays	229	0.005	80	6.9	0.64	2.83	7.18	11.48	1.66
	C7	167	0.005	57.84	7.43	1.6	3.81	8.58	10.22	1.38
	C8	42	0.007	33.78	5.68	1.02	2.93	6.53	7.8	1.37
	C8B	40	0.005	44.69	6.52	1.8	3.37	8.82	8.16	1.25
	C9	85	0.005	79.66	6.15	1.29	3.53	6.52	10.54	1.71
	C9B	91	0.005	62.76	6.23	0.89	3.78	8.15	9.06	1.46
	C10	119	0.02	68.41	6.7	1.44	3.4	7.26	10.09	1.51

Note:  Min = minimum value; Max = maximum value; Mean = average value; Q25 = value at the 25th frequency percentile of the data; Q50 = value at the 50th frequency percentile of the data, i.e., the median; Q75 = value at the 75th frequency percentile of the data; SD = standard deviation of the data; CV = Coefficient of Variation of the data and equals SD / Mean.

14.1.4 Evaluation of Extreme Grades

The shear zones and associated splays at Triangle display effects due to extreme gold grades.  As such, the data shows high Coefficient of Variation (CV) values, especially in the Upper Triangle zones.  A strategy of capping extreme assay values to limit the risk associated with extreme grades was pursued.  For purposes of capping, the probability of achieving or exceeding the predicted annual grade in the production schedule as a measure of risk was used.  An 80 percent level of risk was chosen as acceptable.  The 80 percent figure is the probability of achieving or exceeding the predicted annual contribution from the high grades.  In other words, the actual contribution from the high grade should meet or exceed the prediction in 4 out of 5 years.

The procedure adopted establishes a capping grade through Monte Carlo simulation.  It is assumed that mining will encounter the high grades in a more or less random or independent way.  Therefore, the total number of high-grade samples likely to be encountered during the mining in any year is dependent on the mining rate and how frequently higher grades occur.  The sample grades are then subdivided into low- and high-grade populations at an arbitrary value.

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The 20th percentile of the distribution is selected as the risk-adjusted high-grade metal contribution.  The analysis for the Triangle mineralized zones showed that a capping strategy should aim to remove about 11 percent of the gold metal in the estimate.  This was achieved by implementing a 100 g/t Au cap in C1, C2, C3, C4 and C5 main zones and 80 g/t Au cap in the rest of the zones to the assay data prior to compositing.  The number of capped Triangle samples was 298, 196 in the main shear zones and 102 in the splay zones.

14.1.5 Variography

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute.  Eldorado prefers to use a correlogram, rather than the traditional variogram, because it is less sensitive to outliers and is normalized to the variance of data used for a given lag.  Correlograms were calculated for gold inside the more largely populated zones of C1, C2, C3 and C4 at Triangle.  Correlogram model parameters are shown in Table 14‑3.  Gold inside the shears display high nugget and small ranged structures, typical of deposits of this type.

Table 14‑3:  Correlograms Parameters for Upper Triangle Main Zones

Domain	C0	C1	C2	Range 1 (Z)	Range 2 (X)	Range 3 (Y)	Rot1 (Z)	Rot2 (X)	Rot3 (Y)
C1	0.78	0.15	0.08	7	6	1	22	0	-115
				65	45	16	15	84	30
C2	0.60	0.31	0.09	3	5	7	22	-72	-31
				36	193	59	-47	5	-5
C3	0.65	0.03	0.32	15	160	28	9	-10	-57
				91	2	29	-127	-15	-44
C4	0.60	0.23	0.17	1	12	10	-20	-46	-56
				172	44	77	-41	0	-42

Note:  Models are spherical.  The first rotation is about Z, left hand rule is positive; the second rotation is about X', right hand rule is positive; the third rotation is about Y", left hand rule is positive.

14.1.6 Bulk Density

A constant bulk density of 2.8 t/m3 was used for the whole deposit.  This is based on measurements from earlier work and extensive experience in the Val-d’Or camp with similar deposits.

14.1.7 Model Set-up

Eldorado carried out the grade estimation using MineSight mining software.  The block size for the Lamaque models was in part selected based on mining selectivity considerations (underground mining) and shown in Table 14‑4.

The assays were composited into 1 m fixed length downhole composites, honoring the individual modelled main vein or splay vein 3-D shape.  Intervals of less than 0.5 m lengths were merged into the preceding composite.  A second set of composites, composited over the full thickness of the zone if less than 5 m or limited to 5 m fixed intervals in wider areas, was created for model validation purposes.

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All blocks were coded on a whole block basis, by zone type and percent of 3-D shape within a model block (termed ore percent).  Main vein zone coding took precedent over splay zones for the few occurrences where both zones were within 5 m of one another.  Mined openings as of September 30, 2021, were also tagged as a mined-out percentage.  The tagged ore percent values were adjusted by subtracting any mined-out percentage.

Table 14‑4:  Block Model Limits and Block Size

	Minimum (m)	Maximum (m)	Block size (m)	Number of blocks
East	295,800	297,100	5	1,300
North	5,327,700	5,329,700	5	2,000
Elevation	-1,650	350	5	2,000

14.1.8 Estimation

Grade modelling consisted of interpolation by ordinary kriging (OK) and Inverse Distance Weighting (ID) to the second power.  The main shears in the Upper Triangle zones; C1, C2, C4, C5 and splays C2s, C3s, C4s, C5s used kriging whereas ID interpolation was used for the remaining zones, largely due to the limited data in these domains.  Nearest-neighbour (NN) grades were also interpolated for validation purposes but were interpolated using the longer length composite data set.  Blocks and composites were matched on mineralized zone or domain.

For the interpolation in main zones from C1 to C6, the maximum number of samples required for the interpolation changed between 15 or 16.  For the remaining main zones, the maximum number of samples required for interpolation was 18.  The minimum number of samples required from a single hole changed from unlimited to a maximum of five for the main zones.  Interpolation in the splays required 15 to 24 samples and the number of samples required from a single hole is changed from unlimited to 4 samples.  Number of samples, number of drillholes and the average distance of the samples used in estimation were stored during the interpolation.  These items were used in the definition of mineral resource classification.

The search ellipsoids were oriented preferentially to the orientation of the respective domain as defined by the attitude of the modelled 3-D shape.  The sizes were somewhat guided by the results of the spatial analysis.  Searches for the Upper Triangle main zones mostly comprised 90 to 100 m long ranges along the main axes of the domains, 20 to 50 m across the zone, whereas Lower Triangle main zones search ellipse was 250 to 300 m long range along the main axes of the domain and, 20 to 50m across the zone.  Splay zones utilized mostly 90 to 130 m search ellipse in main axes and 20 to 90 m across the zone.  Block discretization was 4 m × 4 m × 1 m.

In most of the domains, an outlier restriction was used to control the effects of high-grade composites in areas of less dense drilling.  The threshold grades were generally set through inspection of the cumulative probability plots for the mineralized units.  The outlier value was 15 to 50 g/t Au for the Triangle domains.  The maximum distance imposed on these outliers ranged from 25 to 50 m.

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14.1.9 Validation

14.1.9.1 Visual Inspection

Eldorado completed a detailed visual validation of the Triangle resource models.  They were checked for proper coding of drillhole intervals and block model cells, in both cross-section and plan views.  Coding was found to be accurate.  Grade interpolation was examined relative to drill hole composite values by inspecting cross-sections and plans.  The checks showed good agreement between drill hole composite values and model cell values.  The hard boundaries appear to have constrained grades to their respective estimation domains.  The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data.  Examples of representative sections containing block model grades, drill hole composite values, and domain outlines are shown in Figure 14‑2 to Figure 14‑4.

Figure 14‑2:  C2 Main Shear Zone Showing Gold Composite Data and Gold Block Model.

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Figure 14‑3:  C4 Main Shear Zone Showing Gold Composite Data and Gold Block Model.

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Figure 14‑4:  C5 Main Shear Zone Showing Gold Composite Data and Gold Block Model.

14.1.9.2 Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no cut-off) from the model with means from NN estimates.  The NN estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.  Results, summarized in Table 14‑5, show no global bias in the estimates.

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Table 14‑5:  Global Model Mean Gold Values by Mineralized Domain, Triangle Deposit

	Domain	OK / ID Estimate	NN Estimate	Difference %
UPPER TRIANGLE	C1	5.53	5.75	3.80%
	C1 Splays	5.81	5.86	0.90%
	C2	4.87	4.77	-2.00%
	C2 Splays	6.96	7.25	3.90%
	C3	11.45	11.73	2.40%
	C3 Splays	7.64	7.43	-2.80%
	C4	7.62	7.59	-0.40%
	C4 Splays	8.13	8.39	3.20%
	C5	9.06	9.26	2.20%
	C5 Splays	6.89	6.99	1.60%
LOWER TRIANGLE	C6	4.31	4.27	-1.00%
	C6 Splays	6.49	6.66	2.50%
	C7	6.59	6.59	0.00%
	C8	5.78	5.76	-0.50%
	C8B	6.52	6.31	-3.30%
	C9	6.24	5.99	-4.20%
	C9B	5.55	5.69	2.50%
	C10	6.36	6.33	-0.50%

Triangle models were also checked for local trends in the grade estimates by grade slice or swath checks.  This was done by plotting the mean values from the NN estimate versus the kriged results for benches and eastings (both in 5 m swaths).  The kriged estimate should be smoother than the NN estimate, thus the NN estimate should fluctuate around the kriged estimate on the plots.  The observed trends, displayed in Figure 14‑5 and Figure 14‑6behave as predicted and show no significant trends of gold in the estimates.

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Figure 14‑5:  Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged (Au) and Nearest Neighbour Gold Grade Estimates, C2 Main Zone, Triangle Deposit

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Figure 14‑6:  Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged and Nearest Neighbour Gold Grade Estimates, C4 Main Zone, Triangle Deposit

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14.1.10 Mineral Resource Classification

The mineral resources of the Triangle deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.

Inspection of the Triangle model and drillhole data on plans and cross-sections, combined with spatial statistical work and investigation of confidence limits in predicting planned annual and quarterly production, contributed to the setup of various distance to nearest composite protocols to help guide the assignment of blocks into measured or indicated mineral resource categories.  Reasonable grade and geologic continuity are demonstrated over most of the C2 and C4 zones in the Triangle deposit, where the average distance of the samples to a block center interpolated by the first pass, i.e., samples from at least two drill holes, is up to 30 m.  Blocks that met these criteria were classified as indicated mineral resources.  Indicated resource blocks within the area covered by underground development and infill diamond drilling, defined by at least three drill holes whose average distance is no more than 15 m, were upgraded to measured mineral resources.  All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.

14.1.11 Mineral Resource Summary

The Mineral Resources for the Triangle deposit, as of 30 September 2021, are shown in Table 14‑6.  Mineral resources for the individual Triangle zones are shown in Table 14‑7 The mineral resources are reported within the constraining mineralized domain volumes that were created to control resource reporting and at a 3.0 g/t gold cut-off grade.

Table 14‑6:  Triangle Mineral Resources, as of 30 September 2021

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
Upper Triangle	Measured	876	9.49	267
	Indicated	5,316	8.51	1,454
	Measured + Indicated	6,169	8.66	1,721
	Inferred	1,792	6.63	382
Lower Triangle	Inferred	6,408	6.89	1,420

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Table 14‑7:  Triangle Mineral Resources, as of 30 September 2021

	Shear Zones (Main + Splays)	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
	Surface Stockpile	Measured	23	5.60	4
UPPER TRIANGLE	C1	Measured	99	6.69	21
		Indicated	479	6.70	103
		Inferred	47	6.27	9
	C2	Measured	475	6.72	103
		Indicated	522	6.48	109
		Inferred	252	5.51	45
	C3	Indicated	528	7.86	134
		Inferred	139	7.74	34
	C4	Measured	279	15.50	139
		Indicated	3,015	8.63	836
		Inferred	633	6.45	131
	C5	Indicated	772	10.97	272
		Inferred	721	6.98	162

	UPPER TRIANGLE TOTAL	Measured	876	9.49	267
		Indicated	5,316	8.51	1453
		M&I	6,191	8.65	1721
		Inferred	1,792	6.63	382

LOWER TRIANGLE	C6	Inferred	1,524	7.19	352
	C7	Inferred	1,531	7.12	350
	C8	Inferred	188	5.12	31
	C8B	Inferred	285	6.65	61
	C9	Inferred	694	7.14	159
	C9B	Inferred	897	5.74	166
	C10	Inferred	1,289	7.26	301

	LOWER TRIANGLE TOTAL	Inferred	6,408	6.89	1420

	Total Triangle Resources	Measured	876	9.49	267
		Indicated	5,316	8.51	1,454
		Measured + Indicated	6,169	8.66	1,721
		Inferred	8,200	6.84	1,802

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14.2 PARALLEL DEPOSIT

14.2.1 Introduction

The Mineral Resource estimate for the Parallel deposit used data from surface diamond drillholes.  The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software.  The block model cell size is 5 m east by 5 m north by 5 m high.  The block model was not rotated.

14.2.2 Mineralization Domains

The interpretation of mineralization solids is underpinned by a geological review of structure, alteration and veining carried out by site geologists.  Geological concepts at Parallel were reviewed to reflect current understanding of the role of steep structures gained at Triangle.  In Parallel’s case, the most significant mineralization is found in moderately dipping hybrid shear/extensional zones in the footwall of a non-mineralized higher order steep shear zone.  Minor mineralization associated with horizontal extensional veining is present in the hangingwall of the same shear zone.

Site geologists capture the geological elements defining mineralization in a separate composite field which defines and labels each mineralized zone.  The hard boundary solids were created using the vein modeling module in Leapfrog Geo from an interval selection largely based on the composite field.  The selection was locally changed to ensure spatial coherence and continuity in 3D.

Two sets of solids were produced:  Set 1:  mineralization solids, which connect all intervals defined by the composite field, irrespective of grade; these solids track the geological elements supporting the mineralization, and Set 2:  resource solids, which are based on the mineralization solids but that are restricted / clipped  by removing material below a cut-off of ~2.5 g/t Au).  At Parallel, eleven main extension/shear zones were modelled (Figure 14‑7‑ and Figure 14‑8).

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Figure 14‑7:  3D Sectional View Looking East of the Modeled Resource Solids Extension / Shear Zones at Parallel

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Figure 14‑8:  3D Plan View of the Modelled Resource Solids Extension / Shear Zones at Parallel

14.2.3 Data Analysis

The mineralized domains were reviewed to determine appropriate estimation or grade interpolation parameters.  Several different procedures were applied to the data.  Descriptive statistics, histograms and cumulative probability plots and box plots have been completed for composite data.  The results were used to guide the construction of the block model and the development of estimation plans including treatment of extreme grades.  These analyses were conducted on 1-metre composites of the assay data.  The statistical properties from this analysis are summarized for both uncapped and capped data in Table 14‑8 and Table 14‑9 for the Parallel deposit.

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Table 14‑8:  Parallel Deposit Composite Statistics for 1 m Uncapped Composite Au (g/t) Data

Domain	Number	Min	Max	Mean	Q25	Q50	Q75	SD	CV
10	43	0.01	49.45	9.56	0.78	7.75	15.55	10.46	1.09
20	94	0.01	152.24	11.69	1.01	3.74	8.99	24.10	2.06
21	19	0.03	11.24	2.98	0.74	1.44	4.28	3.38	1.13
30	140	0.05	148.09	12.02	1.45	5.85	11.96	20.54	1.71
40	15	0.05	103.97	14.95	0.25	3.24	20.13	27.84	1.86
60	29	0.06	11.50	3.58	0.68	1.83	5.79	3.72	1.04
61	17	0.02	68.83	16.10	1.56	7.09	20.57	22.31	1.39
62	19	0.32	108.73	13.90	2.62	7.96	13.97	24.22	1.74
63	28	0.03	226.26	16.11	0.77	3.68	12.30	42.34	2.63
64	29	0.01	41.47	6.68	1.40	3.52	11.36	8.76	1.31
72	17	0.7	22.52	8.48	2.19	7.45	14.95	6.86	0.81

Note:  Min = minimum value; Max = maximum value; Mean = average value; Q25 = value at the 25th frequency percentile of the data; Q50 = value at the 50th frequency percentile of the data, i.e., the median; Q75 = value at the 75th frequency percentile of the data; SD = standard deviation of the data; CV = Coefficient of Variation of the data and equals SD / Mean.

Table 14‑9:  Parallel Deposit Composite Statistics for 1 m Capped Composite Au (g/t) Data

Domain	Number	Min	Max	Mean	Q25	Q50	Q75	SD	CV
10	43	0.01	49.45	9.56	0.78	7.75	15.55	10.46	1.09
20	94	0.01	56.59	8.68	1.01	3.74	8.99	12.76	1.47
21	19	0.03	11.24	2.98	0.74	1.44	4.28	3.38	1.13
30	140	0.05	60.00	10.05	1.44	5.85	11.96	13.02	1.30
40	15	0.05	60.00	11.43	0.25	3.24	14.02	18.34	1.61
60	29	0.06	11.50	3.58	0.68	1.83	5.79	3.72	1.04
61	17	0.02	58.66	13.46	1.56	7.09	20.57	17.22	1.28
62	19	0.32	33.28	9.09	2.62	7.96	11.15	8.17	0.90
63	28	0.03	60.00	10.17	0.77	3.68	12.30	13.85	1.36
64	29	0.01	24.74	6.10	1.40	3.52	11.36	6.70	1.10
72	17	0.7	22.52	8.48	2.19	7.45	14.95	6.86	0.81

Note:  Min = minimum value; Max = maximum value; Mean = average value; Q25 = value at the 25th frequency percentile of the data; Q50 = value at the 50th frequency percentile of the data, i.e., the median; Q75 = value at the 75th frequency percentile of the data; SD = standard deviation of the data; CV = Coefficient of Variation of the data and equals SD / Mean.

14.2.4 Evaluation of Extreme Grades

Outlier sample grades can cause overestimation in the resource model if left untreated.  Extreme grades for gold were examined by means of cumulative probability plots and histograms.  Local areas show extreme grades.  These were mitigated by gold capping to 60 g/t prior to compositing.  The number of capped Parallel samples was 20.

14.2.5 Bulk Density

A constant bulk density of 2.8 t/m3 was used for the whole deposit.  This is based on measurements from earlier work and extensive experience in the Val d’Or camp with similar deposits.

14.2.6 Model Set-up

The model was set-up using MineSight software.  The block size for the Parallel model was selected based on selectivity associated with underground mining and limits shown as in the Table 14‑10.

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The capping limits were applied to the assay data prior to compositing.  The assays were composited into 1 m fixed length down-hole composites.  Intervals of less than 0.5 m lengths were merged into the preceding composite.  A second set of composites, composited over the full thickness of the zone if less than 5 m or limited to 5 m fixed intervals in wider areas, was created for model validation purposes.  The compositing honoured the estimation domain by breaking the composites on the domain code values.  The compositing process was reviewed and found to have performed as expected.

Various coding was done on the block model in preparation for grade interpolation.  The block model was coded according to domains for usage of different search ellipsoids.

Table 14‑10:  Block model limits and block size in Parallel deposit

	Minimum (m)	Maximum (m)	Block Size (m)	Number of Blocks
East	294,400	295,550	5	230
North	5,329,700	5,330,450	5	150
Elevation	-400	350	5	150

14.2.7 Estimation

Grade estimation for gold was interpolated using inverse distance to the power of 2 for all the zones except 10, 20. and 62 where distance to the power of 3 was applied.  Nearest-neighbour (NN) grades were also interpolated for validation purposes but were interpolated using the longer length composite data set.  Blocks and composites were matched on mineralized zone or domain.

For the interpolation, the maximum number of samples required for the interpolation ranged from 8 to 18. The minimum number of samples required from a single hole ranged from 3 to 7. The number of samples, number of drillhole and the average distance of the samples used in estimation were stored during the interpolation for use in the definition of Mineral resource classification. A spherical search ellipse with 55 m radius was used during ID interpolation.

An outlier restriction was used to control the effects of high-grade composites in areas of less dense drilling or low-grade intersection areas.  The outlier value was 15 to 40 g/t Au for Zones 21, 30, 40, 62, 63, and 72.  The maximum distance imposed on these outliers ranged from 10 to 35 m.

14.2.8 Validation

14.2.8.1 Visual Inspection

Eldorado completed a detailed visual validation of the Parallel resource models.  They were checked for proper coding of drillhole intervals and block model cells, in both cross-section and plan views.  Coding was found to be accurate.  Grade interpolation was examined relative to drill hole composite values by inspecting cross-sections and plans.  The checks showed good agreement between drill hole composite values and model cell values.  The hard boundaries appear to have constrained grades to their respective estimation domains.  The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data.  Examples of representative sections containing block model grades, drill hole composite values, and domain outlines are shown in Figure 14‑9 and Figure 14‑10.

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Figure 14‑9:  Zone 30 Showing Gold Composite Data and Gold Block Model.

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Figure 14‑10:  Zone 20 Showing Gold Composite Data and Gold Block Model.

14.2.8.2 Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no cut-off) from the model with means from NN estimates.  The NN estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.  Results, summarized in Table 14‑11, show no global bias in the estimates.

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Table 14‑11:  Global Model Mean Gold Values by Mineralized Domain, Parallel Deposit

Domain	ID Estimate	NN Estimate	Difference (%)
10	10.22	10.72	4.71%
20	8.18	8.35	2.07%
21	2.95	2.99	1.37%
30	9.82	9.94	1.24%
40	11.28	11.77	4.19%
60	3.39	3.28	-3.32%
61	12.67	13.25	4.33%
62	9.04	9.02	-0.20%
63	9.70	10.15	4.42%
64	6.09	6.29	3.05%
72	7.68	7.64	-0.55%

Parallel models were also checked for local trends in the grade estimates by grade slice or swath checks.  This was done by plotting the mean values from the NN estimate versus the estimated results for benches and eastings (both in 5 m swaths).  The observed trends, displayed in Figure 14‑11 behave as predicted and show no significant trends of gold in the estimates.

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Figure 14‑11:  Model Trend Plots Showing 5 M Binned Averages Along Elevations and Eastings for Au (IDW) and Nearest Neighbour Gold Grade Estimates, Parallel Deposit

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14.2.9 Mineral Resource Classification

The mineral resources of the Parallel deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into indicated and inferred mineral resource categories.

Due to its similarity to the Triangle deposit, the same classification approach is used in the Parallel deposit, where the average distance of the samples to a block center interpolated by samples from at least two drill holes, up to 30 m. were classified as indicated mineral resources.  All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.

14.2.10 Mineral Resource Summary

The Mineral Resources for the Parallel deposit, as of 30 September 2021, are shown in Table 14‑12.  The mineral resources are reported within the constraining domain volumes that were created to control resource reporting and at a 3.0 g/t gold cut-off grade.

Table 14‑12:  Parallel Mineral Resources, as of 30 September 2021

Shear / Extensional Zone	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
10	Indicated	40	10.98	14.1
	Inferred	8	11.38	2.8
20	Indicated	72	9.27	21.5
	Inferred	42	7.55	10.1
21	Indicated	4	4.48	0.6
	Inferred	4	3.76	0.4
30	Indicated	105	10.06	34.0
	Inferred	36	9.11	10.5
40	Indicated	17	11.28	6.3
60	Inferred	10	4.91	1.6
61	Inferred	13	12.68	5.5
62	Inferred	17	9.79	5.2
63	Inferred	23	9.70	7.3
64	Inferred	21	7.05	4.8
72	Inferred	9	7.69	2.2
	Total Indicated	221	9.87	70.2
	Total Inferred	200	8.83	56.7

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14.3 ORMAQUE DEPOSIT

14.3.1 Introduction

The Mineral Resource estimate for the Ormaque deposit used data from surface diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high.

14.3.2 Mineralization Domains

Gold mineralization at Ormaque is hosted mostly by arrays of thin, gently-dipping, extensional quartz-tourmaline veins that occur within with the C-porphyry intrusion. Interpretation of the geologic and structural framework of the Ormaque vein system involved collection of oriented drill core measurements and modelling using Seequent’s Leapfrog Geo software. Core orientation followed rigorous QA/QC monitoring during logging and data collection. Planar structural data were grouped and filtered by structural type and style. Orientation data were statistically analyzed to determine representative vein and shear zone orientations and to inform the construction of structural form interpolant surfaces, which allowed for 3D visualization of structural trends. Intervals containing extensional quartz-tourmaline-carbonate veins were modelled by compositing Au-bearing intercepts based on a cut-off grade (0.5 g/t Au) over the entire composite and a minimum width of 0.5 m. Composites were allowed to incorporate multiple thin veins and a maximum of 4.5 m of dilution. Guided by the trends established by the structural form interpolants, composites were grouped and then modelled into 3D volumes. This compositing approach, in tandem with detailed geologic observations, oriented core measurements, and structural form interpolant visualization, allowed for the accurate and consistent modeling of vein geometry and established the geologic framework on which this resource estimate was made.

A total of 33 extensional veins/vein arrays are included as individual mineralization domains in the mineral resource estimation; additional domains (extensional and steeper shear veins) were modelled but were deemed to have insufficient data to be included. The included domains were assessed individually for their reasonable prospects for eventual economic extraction (RPEEE); a minimum mining height of 2.5 metres was considered at a diluted gold grade of 3.5 g/t. The mineralized domains were edited to remove those portions that did not meet the diluted grade and mining height requirements for RPEEE. Figure 14‑2 shows the extensional vein domains in a north-facing vertical view.

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Figure 14‑12:  3D Sectional View Looking North of the Modelled Resource Solids Associated with the Extension Zones at Ormaque.

14.3.3 Data Analysis

The mineralized domains were reviewed to determine appropriate estimation or grade interpolation parameters. Several different procedures were applied to the data. Descriptive statistics, histograms and cumulative probability plots and box plots were completed for composite data. The results were used to guide the construction of the block model and the development of estimation plans including treatment of extreme grades. These analyses were conducted on 1-metre composites of the assay data. The statistical properties from this analysis are summarized for capped data in Table 14‑13 for the Ormaque deposit.

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Table 14‑13:  Ormaque Deposit Composite Statistics for 1 m Capped Composite Au (g/t) Data

Domain	Number	Min	Max	Mean	Q25	Q50	Q75	SD	CV
E009	35	0.0	70.0	11.69	0.51	3.90	18.44	15.92	1.36
E010	39	0.0	37.6	4.46	0.66	2.27	5.42	7.13	1.60
E020	67	0.0	70.0	5.95	0.73	1.76	6.03	11.12	1.87
E030	71	0.0	70.0	13.03	0.58	3.35	18.80	17.87	1.37
E040	74	0.0	70.0	10.10	1.48	5.30	12.19	12.98	1.29
E050	118	0.0	70.0	11.71	0.91	4.42	14.73	16.15	1.38
E055	18	1.1	34.5	15.47	4.92	11.62	29.18	11.59	0.75
E060	66	0.0	43.6	5.14	0.49	1.88	7.19	7.45	1.45
E070	61	0.0	59.7	5.60	0.14	3.00	6.07	8.90	1.59
E080	65	0.0	55.0	7.03	0.28	2.82	8.69	10.85	1.54
E090	38	0.0	31.2	7.89	0.79	3.62	12.84	8.62	1.09
E100	75	0.0	47.5	8.64	1.02	2.84	10.26	12.16	1.41
E110	33	0.1	46.2	10.87	1.16	7.32	13.62	12.64	1.16
E120	22	0.4	45.1	14.95	1.27	4.93	33.39	17.67	1.18
E123	10	0.1	36.6	10.81	1.55	5.37	25.00	13.10	1.21
E125	7	3.0	70.0	26.00	15.67	19.67	37.51	23.35	0.90
E130	55	0.0	37.2	6.10	0.59	2.43	7.04	9.17	1.50
E133	6	2.3	31.6	10.36	2.78	4.35	8.89	11.98	1.16
E135	17	0.5	38.3	7.83	1.50	2.80	13.67	10.72	1.37
E140	24	0.1	70.0	13.54	1.02	8.55	21.20	16.82	1.24
E145	19	0.3	70.0	17.30	1.46	6.37	23.12	23.08	1.33
E150	29	0.0	37.3	6.63	0.41	2.02	8.14	10.16	1.53
E160	10	0.1	50.8	18.46	7.78	11.81	31.58	17.10	0.93
E165	8	0.9	23.6	9.02	3.19	8.89	12.51	7.98	0.88
E170	11	0.1	23.3	7.66	1.03	3.42	12.69	8.31	1.09
E180	10	0.0	13.0	1.76	0.09	0.68	2.37	3.32	1.89
E195	11	0.0	34.0	8.33	0.59	1.24	12.51	12.21	1.47
E200	11	0.0	45.2	7.08	0.02	0.28	4.95	14.05	1.99
E210	6	2.0	39.9	12.29	2.60	4.05	5.06	17.10	1.39
E220	13	0.0	25.0	4.83	0.38	1.17	3.93	7.99	1.65
E230	15	0.0	35.5	8.07	1.90	4.54	6.64	10.43	1.29
E231	17	0.0	33.8	4.81	0.03	1.35	4.99	8.48	1.76
E235	16	0.0	23.0	6.05	0.62	2.15	10.62	7.38	1.22

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14.3.4 Evaluation of Extreme Grades

Extreme gold grades were examined using histograms and cumulative probability plots.  This analysis showed that a risk does exist with respect to extreme gold grades at Ormaque.  To mitigate this risk, a hybrid method involving an assay grade cap and a composite grade restriction protocol was implemented.  Gold grades were capped to 70 g/t in the assay data prior to compositing.  During grade interpolation an outlier restriction was used to control the effects of high-grade composites in areas of less dense drilling.

14.3.5 Variography

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute.  Variography of individual veins was not stable due to the amount of data available.  All the composite data inside the extensional veins are combined and used for variography.  A single variogram was modelled in LeapFrog Edge software.  The combined data from extensional veins was transformed to normal score distribution which resulted in a more stable variogram model population.  Variogram model parameters are shown in Table 14‑14.

Table 14‑14:  Variogram Parameters for Ormaque Mineralization Zones

Domain	C0	C1	C2	Range 1 (Z)	Range 2 (X)	Range 3 (Y)
All Veins	0.49	0.36	0.14	63	27	4
				256	186	38

Note:  LeapFrog Edge rotation system:  Dip= 8.5, Azimuth= 242, Pitch=118:  Structures are spherical

14.3.6 Bulk Density

A constant bulk density of 2.8 t/m3 was used for the whole deposit.  This is based on measurements from earlier work and extensive experience in the Val d’Or camp with similar nearby deposits.

14.3.7 Model Set-up

Eldorado carried out the grade estimation using Seequent’s LeapFrog Edge software.  The block size for the Lamaque models was in part selected based on mining selectivity considerations (underground mining) and shown in Table 14‑15.

The assays were capped to 70 g/t Au and then combined into 1 m fixed-length downhole composites, within the boundaries of the individual modelled extension vein.  If residual end length intervals were less than 0.5 m, they were distributed equally on the preceding intervals.  A second set of composites, composited over the full thickness of the zone if less than 5 m or limited to 5 m fixed intervals in wider areas, was created for model validation purposes.  For 5 m composites, if residual lengths were less than 2.5 m, they are also distributed equally on the preceding intervals.

Estimation setups were prepared individually for each of the mineralized domains; each estimation only considered composites within that domain.  Each setup and its respective 3D domain shape used to generate an individual sub-blocked model for each domain.  After each individual vein model passed its validation steps, estimation setups were combined into a single setup and a final combined model was created.

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Table 14‑15:  Block model Limits and block definitions

	Base Point	Parent Block (m)	SubBlock Count	No. of Parent Block	Boundary Size
East	295,343.765	5	5	125	625
North	5,329,880	5	5	142	710
Elevation	243	5	Variable Height	111	555

14.3.8 Estimation

Block model gold grades were interpolated by ordinary kriging (OK).  Nearest-Neighbour (NN) grade interpolation from the 5-m composite dataset was used for validation purposes.

For the OK interpolation, the maximum number of composites required for the interpolation varied between 4 to 22.  The minimum number of composites required from a single hole varied from 1 to 6 samples.  For each block, the number of samples, the number of drillholes used and the average distance of the samples used in estimation were stored for use in mineral resource classification process.

The search ellipsoids were oriented preferentially to match the orientation of the respective 3D mineralized domain.  The ellipsoid dimensions were guided by the size of the respective domain.  Searches mostly comprised 40 to 183 m long ranges along the main axes of the domains, and 12 to 60 m ranges perpendicular to the primary axes across the zone.  Block discretization was 4 m × 4 m × 3 m in the parent blocks.

In some of the domains, an outlier restriction was used to control the effects of high-grade composites in areas of less dense drilling.  The outlier values used varied from 15 to 60 g/t Au.  Size of the search ellipsoid was clamped up to 75% of its original to restrict the outlier values.

14.3.8.1 Visual Inspection

Eldorado completed a detailed visual validation of the Ormaque resource models.  They were checked for proper coding of drillhole intervals and block model cells, in both 3D and plan views.  Coding was found to be accurate.  Block grade interpolation was examined relative to drillhole composite values by inspecting cross-sections and plans.  The checks showed good agreement between local drillhole composite values, and the block model values.  The hard boundaries appear to have constrained grades to their respective estimation domains.  The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data.  Representative cross-sections containing block model grades, drill hole composite values, and domain outlines are shown in Figure 14‑13 to Figure 14‑15.

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Figure 14‑13:  Zone E050 Showing Gold Composite Data and Gold Block Model.

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Figure 14‑14:  Zone E040 showing gold composite data and gold block model.

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Figure 14‑15:  Zone E030 showing gold composite data and gold block model.

14.3.8.2 Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no cut-off) from the model with means from NN estimates.  The NN estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.  Results, summarized in Table 14‑16, show no global bias in the estimates.

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 Table 14‑16:  Global Model Mean Gold Values by Mineralized Domain, Ormaque Deposit

Extensional Zone	OK Estimate	NN Estimate	Difference %
E009	14.80	14.74	-0.41%
E010	4.73	4.81	1.66%
E020	4.73	4.92	3.86%
E030	12.21	12.40	1.53%
E040	11.15	11.51	3.13%
E050	11.63	11.33	-2.65%
E055	14.72	15.05	2.19%
E060	6.85	6.95	1.44%
E070	6.61	6.53	-1.23%
E080	8.14	7.83	-3.96%
E090	7.67	7.65	-0.26%
E100	8.77	8.60	-1.98%
E110	11.22	11.11	-0.99%
E120	13.49	14.08	4.19%
E123	12.40	12.14	-2.14%
E125	28.37	27.10	-4.69%
E130	9.68	9.79	1.12%
E133	8.48	8.67	2.19%
E135	7.82	8.04	2.74%
E140	12.64	12.83	1.48%
E145	17.72	17.36	-2.07%
E150	8.76	8.66	-1.15%
E160	18.74	18.84	0.53%
E165	9.23	9.59	3.75%
E170	7.30	7.50	2.67%
E180	2.66	2.61	-1.92%
E195	8.47	8.67	2.31%
E200	5.74	5.44	-5.51%
E210	8.86	8.72	-1.61%
E220	6.05	6.39	5.32%
E230	9.83	10.02	1.90%
E231	4.83	5.05	4.36%
E235	6.96	6.80	-2.35%
Total	9.35	9.36	0.13%

The Ormaque block model was also checked for local bias in the grade estimates by grade slice or swath checks.  This was done by plotting the mean values from the NN estimate versus the OK results for benches and eastings (both in 5 m swaths).  The OK estimate should be smoother than the NN estimate, thus the NN estimate should fluctuate around the kriged estimate on the plots.  The observed trends, displayed in Figure 14‑16 and Figure 14‑17 behave as predicted and show no significant local bias in the OK Au estimates.

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 Figure 14‑16:  Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged (Au) and Nearest Neighbour Gold Grade Estimates, E050 Zone, Ormaque Deposit

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Figure 14‑17:  Model Trend Plots Showing 5 m Binned Averages Along Elevations and Eastings for Kriged (Au) and Nearest Neighbour Gold Grade Estimates, E040 Zone, Ormaque Deposit

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14.3.9 Mineral Resource Classification

The mineral resources of the Ormaque deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.  The density of drillhole data and the continuity of mineralization at Ormaque only supports an inferred classification for all resources.

14.3.10 Mineral Resource Summary

The Mineral Resources for the Ormaque deposit, as of 31 December 2021, are shown in Table 14‑17.  The mineral resources are reported within the constraining volumes that were created to control resource reporting at a 3.5 g/t gold cut-off grade.

Table 14‑17:  Ormaque Mineral Resources, as of 31 December 2021

Shear / Extensional Zone	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz × 1,000)
E009	Inferred	89	15.06	43
E010	Inferred	26	4.63	4
E020	Inferred	96	7.11	22
E030	Inferred	181	14.42	84
E040	Inferred	125	13.20	53
E050	Inferred	321	13.36	138
E055	Inferred	30	15.73	15
E060	Inferred	59	9.43	18
E070	Inferred	89	8.66	25
E080	Inferred	132	8.90	38
E090	Inferred	50	10.51	17
E100	Inferred	188	10.33	63
E110	Inferred	29	15.90	15
E120	Inferred	44	15.97	22
E123	Inferred	10	15.73	5
E125	Inferred	9	28.42	8
E130	Inferred	177	11.72	67
E133	Inferred	14	9.66	4
E135	Inferred	43	10.66	15
E140	Inferred	66	13.85	29
E145	Inferred	51	19.86	33
E150	Inferred	80	11.69	30
E160	Inferred	23	18.93	14
E165	Inferred	6	16.32	3
E170	Inferred	14	10.16	5
E180	Inferred	7	7.23	2
E195	Inferred	10	14.13	5
E200	Inferred	31	7.98	8
E210	Inferred	5	22.52	4
E220	Inferred	32	6.08	6
E230	Inferred	73	10.22	24
E231	Inferred	44	4.82	7
E235	Inferred	69	7.21	16
Total	Inferred	2,223	11.74	839

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SECTION • 15 MINERAL RESERVE ESTIMATES

Mineral Reserves are the economically mineable part of a Measured or Indicated Mineral Resource.  Dilution and allowances for losses from the mining and extraction processes are included and supported by feasibility-level assessments including the use of appropriate modifying factors.

Proven Mineral Reserves are the economically mineable portion of Measured Mineral Resources.  The Proven Mineral Reserves are based on a high degree of confidence in the Modifying Factors.  Probable Mineral Reserves are the economically mineable portion of Indicated Mineral Resources.  The confidence in the modifying factors applied to Probable Mineral Reserves is lower than that applying to Proven Mineral Reserves.

The Mineral Reserve estimate is based on Measured and Indicated Mineral Resources for the Triangle and the Parallel deposit upon which the mining plan and economical study have demonstrated economical extraction.

Mineral reserves are reported using a gold price of US$1,300 per ounces and an exchange rate of CA$ / US$1.25.  A cut-off grade of 4.38 g/t after dilution was applied at stope scale for discrimination of material to be retained in reserves and all stopes falling below cut-off were taken out of the mine plan.  Isolated stopes with grade barely above cut-off were taken out of the reserves if their extraction could not support the cost of development.  From a marginal cut-off grade perspective that considers sunk cost, mandatory development in mineralized ore was included in the reserves if it graded at least 1.0 g/t.

The cost supporting the analysis of the breakeven cut-off grade were compiled from the 2020 actual costs updated to reflect the unit costs of a steady-state production of 900,000 tonnes per year, parameters described in Table 15‑1.

Table 15‑1:  Cut-off Grade Definition

Description	Unit Cost $US/t*	Cut-off Grade g/t
Mining	80.16	2.00
Process	29.90	0.75
G&A	22.54	0.56
Sustaining Capital	39.36	0.98
Transport & Refining	0.41	0.01
Royalty	3.39	0.08
Total	175.76	4.38
Gold recovery **	%	96.00
Gold Price	$US/on	1 300
Exchange Rate	$CA/$US	1.25
Gold Price	$CA/oz	1 625
Breakeven Grade	Gr Au/t	4.38
Cut-off Grade Applied to Resources	Gr Au/t	3.5

Note: Cost for years 2022 and later, gold recovery at Sigma mill

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15.1 FACTORS THAT MAY AFFECT MINERAL RESERVES

Areas of uncertainty that may materially impact the Mineral Reserve estimates include and are not restricted to the following items.

•	Gold market price and exchange rate.

Gold market price below US$1,300 per ounce or an exchange rate below CA$ / US$1.25  may result in reclassification of some of the Mineral Reserves due to reduced revenue and/or operating margin

•	Costs assumptions, in particular cost escalation.

Increased capital or operating costs beyond the assumptions utilized may result in reclassification of some of the Mineral Reserves due to reduced operating margin

•	Geological complexity and continuity.

Geological complexity and continuity that differs from the Geological Models utilized may result in reclassification of some of the Mineral Reserves due to reduced ore tonnages based on minimum mining shapes or cut-off grade

•	Dilution and recovery factors.

Higher dilution and/or lower mining or metallurgical recovery factors may result in reclassification of some of the Mineral Reserves due to higher operating costs and/or reduced revenue and/or operating margin

•	Geotechnical assumptions concerning rock mass stability.

Poorer geotechnical conditions may result in reclassification of some of the Mineral Reserves due to higher operating costs associated with different mining methods, ground control, or other implications

Additionally, Mineral Reserves Estimates could be materially impacted if mining or processing rates could not be maintained at forecasted levels, if critical infrastructure were to become unavailable, or if current permits were rescinded.

15.2 UNDERGROUND ESTIMATES

The Mineral Resources model provided by a joint effort between technical services from Lamaque Project site and the Eldorado Corporate Team served as the basis for calculating mineable tonnage and metal content in the mine plan.  Orebody wireframes were produced on LeapFrog Geo software and an interpolated block model was produced by MineSight Software.  Using Deswik Stope Optimizer Module, stope shapes were created using the following constraints and modifying factors:

•	Only material falling in the Measured and Indicated Resources was retained for inclusion in Mineral Reserves.

•	Mining Method

•	Vertical Height 25m

•	Minimal dip 45° and stope width between 3.0 m and 10.0 m for Longitudinal Retreating Long Hole method. Stope length up to 25m.

•	Minimal dip 45° and stope width superior to 10.0 m for Transverse Primary/Secondary Long Hole method. Stope length of 10m.

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•	External dilution

•	A variable dilution factor ranging from 25% for year 2022 decreasing to 20% in 2024 to reflect the current situation and implementation of continuous improvement over time.

•	Ore Development

•	The development minimal excavation dimensions were determined considering the mining method and the orebody dip, thus incorporating internal, planned dilution.

•	100% mining recovery and no over-break were applied to development.

•	Inclusion of development grading 1.0 g/t and above if the development is mandatory.

•	Mining Recovery

•	95% was applied to stoping tonnage.

•	Metallurgical recovery of 96%.

During the creation of the stope shapes, a cut-off grade of 2.7 g/t was used by the software in order to create a broader quantity of stope in order to accelerate sensitivity study scenarios.  Each of the stopes was assigned a fully diluted grade based on the interrogation of the block model and the dilution parameters.  This diluted grade was compared to the global cut-off grade before being incorporated in or discarded from the mine plan.

15.3 MINERAL RESERVE STATEMENT

Mineral Reserves for the Triangle and Parallel deposits were prepared by Eldorado Gold Québec Technical Services staff.  The Mineral Reserve estimate is summarized in Table 15‑2 and has an effective date of September 30th, 2021.  All Mineral Reserves are classified as Proven or Probable in accordance with the 2019 “CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines”.

As a matter of clarification, the identified Mineral Reserves are included in the total Mineral Resources described in Section 14.

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Table 15‑2:  Lamaque Project Mineral Reserves as of September 30th, 2021

Reserve	Proven			Probable			Total P&P
Zone	Tonnes*	Grade*	Ounces	Tonnes*	Grade*	Ounces	Tonnes*	Grade*	Ounces	%
C1	40,867	4.96	6,516	120,884	6.38	24,810	161,751	6.02	31,326	2.9%
C2	169,993	6.01	32,831	151,579	6.32	30,782	321,572	6.15	63,613	5.8%
C3	1,006	8.88	287	187,668	6.34	38,242	188,674	6.35	38,529	3.5%
C4	266,554	9.97	85,484	2,666,048	6.92	593,496	2,932,602	7.20	678,980	62.2%
C5	0	0.00	0	758,984	9.10	222,083	758,984	9.10	222,083	20.4%
Parallel	0	0.00	0	269,005	6.08	52,588	269,005	6.08	52,588	4.8%
Surface Inventory	23,227	5.60	4,182	0	0.00	0	23,227	5.60	4,182	0.4%
Total	501,647	8.02	129,300	4,154,167	7.20	962,002	4,655,814	7.29	1,091,302	100%
Total recovered (96%)			124,128			923,522			1,047,649

Note: Tonnes and grade are diluted and considering mining recovery.  All splay veins are regrouped in their related main zone.

15.4 QUALIFIED PERSON COMMENT ON RESERVES ESTIMATE

As of the effective date of this report, the QP is not aware of any risks, legal, political, or environmental factors that would materially impair the Mineral Reserve estimate.

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SECTION • 16 MINING METHODS

16.1 Introduction

In March 2018 Eldorado Gold completed a prefeasibility study and issued a Technical Report for the Lamaque Project that disclosed reserves from the Upper Triangle deposit and Parallel deposit.  Subsequent construction of the Lamaque underground gold mine began in 2018 with commercial production declared in March 2019. The mine has been producing continuously since 2019 from the Triangle deposit (Upper Triangle) and ongoing exploration diamond drilling has outlined an extension of the Triangle deposit at depth (Lower Triangle) in addition to identifying the nearby Ormaque deposit.  The deposits that currently make up the Lamaque property include:

•	Upper Triangle (zones C1 to C5)

•	Lower Triangle (zones C6 to C10)

•	Parallel

•	Ormaque

•	Plug No 4

The deposits and existing and planned mine development are shown in an isometric view in Figure 16‑1.

Plug No 4 is not developed and is not included in this technical report.

Figure 16‑1:  Isometric View of the Lamaque Deposits and Mine Planning

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Three production cases have been prepared and discussed in this technical report to describe the current reserves for the property (as of September 30, 2021, and presented in a December 15, 2021, press release) and to demonstrate further potential of the Lamaque Property when inferred resource material from Lower Triangle and Ormaque are added to the life of mine plan.  The three cases include:

Case 1 - The mine plan that supports the current reserves and includes continued production from measured and indicated resource material from Upper Triangle as well as future production from measured and indicated resource material from Parallel.

Case 2 - A mine plan that includes the resource mined in Case 1 with the addition of inferred resource material from Upper Triangle and expansion into the inferred resource material in Lower Triangle.

Case 3 - A mine plan that includes the resource mined in Case 1 and Case 2 with the addition of inferred resource material at Ormaque.

The Sublevel Longhole Stoping Mining Method (Longhole) with cemented and unconsolidated rockfill has been used successfully in Upper Triangle and will continue to be used going forward in Upper Triangle and Lower Triangle with the exception that paste backfill (paste fill) will be used in Lower Triangle.  Longhole will also be used to mine Parallel.

The Ormaque deposit consists of relatively thin flat-lying lenses separated vertically by waste gaps.  The geometry of the Ormaque deposit does not lend to bulk stoping methods and the primary mining method selected for Ormaque will be drift and fill (DAF) using paste fill.

16.2 MINEABLE RESOURCE SUMMARY

16.2.1 Resource Models

The resource models were prepared by Eldorado Gold in September 2021. The Ormaque resource model was updated as of December 31st, 2021.

16.2.2 Mineralized Rock and Waste Rock Density

The mineralized rock and waste rock densities are included in the resource model data.  For calculations where data falls outside the resource model, the average in-situ densities summarized in Table 16‑1  were used.

Table 16‑1:  Mineralized and Waste Rock Average In-Situ Densities

Item	Ormaque	Triangle / Parallel
In situ Mineralized Rock Density	2.8 t/m3	2.8 t/m3
In situ Waste Rock Density	2.8 t/m3	2.8 t/m3
Swell Factor	40%	40%

16.2.3 Preliminary Cut Off Grade

Preliminary cut off grades (COGs) were estimated for mine planning.  The preliminary COG for longhole was estimated from Lamaque cost and operating experience. A combination of site costs and benchmarked mining costs were used to estimate the COG for drift and fill. The assumptions used to estimate the preliminary COGs are summarized in Table 16‑2.

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Table 16‑2:  Estimated Preliminary Cut-off Grade by Mining Method

Description	Longhole	Drift and Fill (Inferred)
Mine Operating Cost	80.16 US$/t	83.67 US$/t
Process Operating Cost	27.57 US$/t	27.57 US$/t
General and Administrative Costs	22.26 US$/t	22.26 US$/t
Sustaining Capital Cost	39.90 US$/t	39.90 US$/t
Transport & Refining Cost	0.41 US$/t	0.41 US$/t
Royalty Costs	3.39 US$/t	3.39 US$/t
Total	175.77 US$/t	177.20 US$/t
Process Recovery	96.0%	95.6%
Gold price	1,300 US$/oz	1,300 US$/oz
Preliminary Cut-off Grade	4.34 g/t Au	4.88 g/t Au

16.3 MINE PLAN

16.3.1 Mine Design Parameters

The following parameters were considered during the mine design process:

•	Health and safety for workers, communities, and the environment

•	Company and regulating body standards and specifications (or industry best practices where standards and specifications are not available)

•	Prevention through design concepts

•	Minimize risk to production and operating costs

•	Operational flexibility

•	Mining Method

16.3.1.1 Current Mining Methodology

The primary mining method that is currently used at Lamaque is mechanized longhole stoping.  The existing mobile equipment fleet and mine infrastructure and services as well as workforce skillsets are based on longhole, and this method will continue to be used for Upper Triangle, Lower Triangle, and Parallel.

The mine is currently using cemented rockfill (CRF) and unconsolidated rockfill as backfill.  In the Case 2 and Case 3 mine plans a paste fill plant is included in the growth capital to provide backfill to Lower Triangle and Ormaque.  Mined resource will continue to be transferred to surface using 45-tonne rated underground haulage trucks. The newly developed Sigma Decline to the surface ore pad near the Sigma mill facility is a recent improvement for material handling to the mill.  Where practical, waste rock will remain underground for use as backfill.

Figure 16‑2 summarizes the distribution of ounces recovered by mining method for Case 3.

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Note: Ounces are diluted and recovered.

Figure 16‑2:  Distribution of Ounces by Mining Method (Case 3)

16.3.1.2 Longitudinal Longhole Stoping

Longhole Stoping is a common method used in underground mining due to high productivity and ease of mechanization. Longhole stoping is a safe mining method, with no exposure to unsupported ground by using tele-remote operated load-haul-dump (LHD) machines.  In longhole stoping, the mineralization is recovered in vertical or sub-vertical mining blocks referred to as stopes.  Stope cycle activities, consisting of drilling, blasting, mucking, and filling, must be expedient to maintain stope wall stability.

Stopes have two points of access, the top overcut and the bottom undercut.  The top overcut is used for drilling, charging, and backfilling, while the bottom undercut is used for mucking.  Production stopes are drilled with vertical to subvertical blasthole rings.  Vertical slot raises are developed using a Machine Roger V-30 boring head.  The stope is then typically drilled and blasted in two events. Production drill hole accuracy is essential to minimize blast damage to the wall rocks.  .  The stope can then be mucked after each blast, or mass blasted to fill the entire stope void, to minimize mucking equipment exposure.

In longitudinal longhole stoping (LLS), production drifts are developed on strike in the mineralization, thus reducing development in waste.  Stopes are mined on retreat.   This means that mining starts from one end of the mineralization, or a determined length, and retreats stope by stope back to a centralized access.  In this retreating sequence, each stope is backfilled with cemented fill and allowed to cure before the adjacent stope can be mined.

LLS is well suited for narrow veins, since the lengths of the stopes are not limited by the thickness of the mineralization, but by the hydraulic radius.

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The basis of the stope sequencing is bottom-up and retreating from the stope extents back to the stope accesses.  Stope wall and back stability are the limiting factors considered when sizing the stopes.

A typical layout for LLS is shown in Figure 16‑3.

 Figure 16‑3:  Sublevel Longitudinal Longhole Stoping

Table 16‑3 describes the Longitudinal Longhole Stoping design criteria.

Table 16‑3:  Mine Design Criteria:  Longitudinal Longhole Stoping

Description	Criteria
Stope Height (sublevels sill to sill)	13 m
Stope Length	25 m maximum
Stope Width	2.0 m (min) – 9.0 m (max)
Stope Inclination	-90° (vertical) – -45° (min)
Backfill Type	Cemented Rockfill Unconsolidated Rockfill Paste fill

16.3.1.3 Primary-Secondary (Transverse) Longhole Stoping

Primary-secondary longhole stoping (PSLS) has the same mining cycle and benefits as Longitudinal Longhole Stoping.  PSLS is also referred to as transverse longhole stoping (TLS).  Transverse refers to the orientation of the stopes in relation to the geometry of the mineralization and is better suited for areas with a larger 2D footprint.   PSLS stopes and stope access drifts are oriented perpendicular to the strike of the mineralization.  Where the mineralization width is greater than 9m over several stopes, the Primary-Secondary mining method will be used.  The sublevel spacing is the same as used longitudinal longhole areas.  Figure 16‑4 shows an example of a typical PSLS level layout.

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 Figure 16‑4:  Plan View Example of a Primary-Secondary Stoping Layout (Level 525)

Within a single transverse stope, mining starts at the far extent of the stope and retreats to the access.  Regional stope sequencing is planned as primaries and secondaries, and bottom-up.   All primary stopes are backfilled with cemented backfill, currently CRF. Secondary stopes typically do not require cemented backfill unless the transverse stope is mined in more than one panel.  In these scenarios, secondary stopes are initially backfilled with CRF until the CRF reaches the top sill level (i.e., stope edge) to create a consolidate fill end wall; then the remainder of the void is backfilled with waste rock.  If paste fill is being used, then generally a smaller cement content is used when backfilling secondary transverse stopes.

In PSLS, a main sublevel drift is developed in waste at a standoff length of the mineralization that is considered safe for geotechnical considerations. The stope cuts (top and bottom) are mined perpendicular from the footwall drift and into the mineralization.

A typical layout for TLS is shown in Figure 16‑5, criteria used are shown in Table 16‑4.

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Figure 16‑5:  Transverse Longhole Stoping

Table 16‑4:  Mine Design Criteria: Transverse Longhole Stoping

Description	Criteria
Stope Height (sublevels sill to sill)	25 m
Stope Total Length	Based on mineralization thickness
Stope Panel Length	15.0 m max
Stope Width	15.0 m
Sequencing	Primary / Secondary
Backfill Type	Cemented Rockfill Unconsolidated Rockfill Paste fill

16.3.1.4 Uppers Longhole Stoping

In areas where stopes do not extend up to the next top-level access at the sublevel spacing of 25 m, they will be mined as back stopes (i.e., “uppers”).  Refer to Figure 16‑6 for an illustration of Uppers Stopes.  Uppers longhole stopes have the same general mining cycle.  They are drilled, loaded, blasted, and mucked all from the bottom sill. Typically, these bottom-only access stopes are not backfilled due to not having top access to drop backfill material into the stope. Uppers stopes are typically at the end of the mining in the area not backfilling generally does not create geotechnical hazards for other areas in the mine.

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Figure 16‑6:  Illustration of Uppers Stopes

Uppers stopes maintain the same design criteria as LLS.  Refer to Table 16‑5 for uppers longhole stoping design criteria.

Table 16‑5:  Mine Design Criteria: Uppers Longhole Stoping

Description	Criteria
Stope Height (sublevel sill to sill)	25 m
Stope Length	25 m
Stope Width	2.0 m (min) – 9.0 m (max)
Stope Inclination	-90° (vertical) – -45° (min)
Backfill Type	Not Backfilled

16.3.1.5 Sill Pillar Longhole Stoping

Creating multiple stoping mining fronts allows for higher and flexible production profiles. As presented in Figure 16‑7, when Mining Block 2 mines up under Mining Block 1, a sill pillar is created. Recovering the mineralization from within the sill pillar requires developing new top cuts through backfill and mining the sill pillar as transverse or longitudinal longhole stopes depending on the mineralization thickness.  These stopes are referred to as Sill Pillar Stopes.

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Figure 16‑7:  Illustration of a Sill Pillar

Sill Pillar stopes maintain the same design criteria as LLS.  Refer to Table 16‑6 for Uppers Longhole Stoping design criteria.

Table 16‑6:  Mine Design Criteria:  Sill Pillar Longhole Stoping

Description	Criteria
Stope Height (sublevels sill to sill)	25 m
Stope Length	25 m
Stope Width	2.0 m (min) – 9.0 m (max)
Stope Inclination	-90° (vertical) – -45° (min)
Backfill Type	Cemented Rockfill Unconsolidated Rockfill Paste fill

16.3.1.6 Drift and Fill

Drift-and-fill (DAF) extracts mineralization in horizontal slices (cuts) using development methods.  DAF mining is a selective mining method that allows near-complete recovery of mineralization.  The mining sequence can either be from bottom-up (overhand) or top-down (underhand).  It is a versatile method and is preferred by mines that require the capability of mining select areas and adaptability to variations in the rock mass.  DAF mining is used in variably dipping mineralized bodies that have good stability and comparatively high-grade material.  It provides better selectivity than sublevel open stoping.  The cut height limit is dependent on the ground conditions and the capability of the mining equipment.  DAF production mining is completed with the same type of equipment used for mine development.  Smaller face rounds with good drilling and blasting control minimizes unplanned dilution from waste or backfill.  The drill pattern can be modified before each round to follow variations in the vein and reduce dilution.  In short term planning, DAF mining can optimize orebody recovery by re-designing defined stope boundaries to chase stringers of high-grade mineralization not previously identified in the resource model.

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The development for DAF mining includes a ramp in the waste rock, with attack accesses to the mineralization, as seen in Figure 16‑8.

Note:  Figure Source: Atlas Copco

Figure 16‑8:  Drift and Fill

The Ormaque resource consists of undulating sub-horizontal lenses with variable thickness up to 8 m that thins out on the edges.  The flat dipping geometry and variable thickness was the main criteria for selecting the DAF mining method for Ormaque. Drift height and width have been selected based on deposit geometry (thin and flat), equipment specifications (low profile), and geotechnical requirements (bolt lengths). Mining drift dimensions are 2.5 m (minimum) up to 8.0 m (maximum) high, and 5.0 m wide. Each mineralized lens will be accessed from a central point, and a main drift will be developed along the inside edge of the mineralized contact. From this main drift, perpendicular crosscuts will be driven to the far outer boundary of the lens. Once mined to full length and height, the openings will be backfilled.

Material is drilled and blasted in the same manner and with the same equipment as a typical development heading. Ground support occurs after each blast.  In lenses that are greater than 6 m thick (e.g., high), the initial drift will be mined at the top of the lens, followed by benching sill to the bottom of the lens. These open drifts will be no taller than 8 m when completed.  When the stope has been mined out, the void is backfilled.

Drifts in Ormaque are planned to be backfilled with paste fill.

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Table 16‑7 summarizes the mine design criteria for Drift and Fill for the Ormaque deposit.

Table 16‑7:  Drift-and-Fill Mining Criteria

Item	Criteria
DAF Cut Height	2.5 m (min) / 8 m (max)
DAF Cut Width	5.0 m
DAF Stope Gradient	+/- 15%
Backfill	Paste fill Unconsolidated Rockfill
Sequence	Primary / Secondary

16.3.2 Dilution and Mining Recovery

16.3.2.1 Internal Dilution

Internal Dilution refers to the low-grade mineralized material and/or waste rock that is included within the stope and development shapes that is mined along with the mineralized resource.  The mine design and scheduling software accounts for the tonnes and grade for internal dilution contained in the mining shapes in the reported resource tonnes.

16.3.2.2 External Dilution

External dilution refers to the surrounding low-grade mineralized material, waste rock, or backfill that is recovered with the stope resource due to overbreak during mining.  Lamaque plans to implement changes in production drilling and blasting and stope mucking that are expected to reduce dilution starting in 2024 from 25% to 20%.  The estimated external dilution for each type of excavation has been included in the mine plan and is summarized in Table 16‑8. External dilution is included in the mine plan

Table 16‑8:  External Dilution Factors

Type	External Dilution
Mineralized Development	10%
Drift and Fill	10%
Longhole	Before YR2024: 25% Starting in YR2024: 20%

16.3.2.3 Mining Recovery

The mining recovery factor refers to the actual mineralized resource that will be removed from the shape.  The mining recovery factor by mining method is summarized in Table 16‑9.

Table 16‑9:  Mining Recovery Factors

Type	Mining Recovery Factor
Stope Development	100%
Longhole Mining	95%
Drift and Fill Mining	95%

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16.4 UNDERGROUND MINE DESIGN

16.4.1 Mine Access

16.4.1.1 Triangle Ramp

There will be two declines / ramps available to access the mine: The Triangle ramp and the Sigma-Triangle decline.  Access to Upper Triangle and Lower Triangle deposits is via the existing Triangle portal and Triangle ramp from surface (highlighted in red) in Figure 16‑9. Figure 16‑10 shows the Triangle portal and Triangle ramp. The Triangle is ramp is 5.5 m wide and 6.0 m high. It uses two-way traffic.

Figure 16‑9:  Plan View - Triangle Ramp Portal Location

Figure 16‑10:  Triangle Ramp and Portal

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16.4.1.2 Sigma Decline

The primary haulage route to the Sigma mill and access to Ormaque and Parallel will be via the 2.4 km long Sigma Decline, which was completed in 2021. The decline is 8.0 m wide by 5.5 m high at an average gradient of 14% and a maximum gradient 15%. The Sigma Decline provides access to surface via the portal located in the inactive Sigma open pit. Refer to Figure 16‑11 and Figure 16‑12. This decline will be used for truck haulage to the Sigma mill. The Sigma Decline will be used as the main access for Ormaque and will form part of the exhaust air circuit.

Figure 16‑11:  Sigma Decline Portal Location

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Figure 16‑12:  Sigma Decline

16.4.2 Mine Development

16.4.2.1 Lateral Development

Ramps are designed at 15% gradient with levelling off at access points. Level development is designed at 2% grade to allow water to drain along a ditch on the floor to sumps for dewatering. Remuck bays are spaced approximately every 120 meters. The design criteria for lateral development are presented in Table 16‑10.

Table 16‑10:  Lateral Development Criteria

Heading Type	Heading Profile
Internal Ramp	5.1 m W x 5.5 m H
Level Access Cross Cut Footwall Drive / Level Haulage Remuck Exploration Drift CRF Mixing Bay Paste Transfer Bay Refuge Station Ventilation Raise Access	5.0 m W x 5.0 m H
Shop	9.0 m W x 5.5 m H
Material Storage	9.8 m W x 5.0 m H
Sump	4.5 m W x 5.0 m H
Electrical Substation	5.0 m W x 4.5 m H
Emergency Escapeway Access	6.5 m W x 4.5 m H
Stope Development – Longhole Mining Method	4.2 m W x 4.2 m H
Stope Development – Drift and Fill Mining Method	5.0 m W x 2.5 to 8.0 m H

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Lamaque Project, Québec, Canada Technical Report

 16.4.2.2 Vertical Development

The design criteria for vertical development are summarized in Table 16‑11.

Table 16‑11:  Vertical Development Criteria

Heading Type	Heading Profile
Ventilation Raise without Escapeway	Circular: 4.27 m dia
Ventilation Raise with Escapeway	Circular: 3.50 m dia
Circular: 4.27 m dia
Circular: 4.88 m dia
Circular: 7.32 m dia

16.4.2.3 Overbreak and Design Allowance

Overbreak and design allowance factors applied to the neat quantities for lateral development in waste rock (but not mineralized development quantities) are summarized in Table 16‑12. These factors have been applied in the design software. Design allowances account for miscellaneous excavations that are not included in the design model for Upper and Lower Triangle, including safety bays, slashes at intersections, back slashes, etc. For the Ormaque deposit, additional excavations that are not included in the design model include remuck bays, sumps, and electrical cut-outs.

Table 16‑12:  Overbreak and Design Allowances

Item	Value
Overbreak in all Lateral Waste Development	10%
Design Allowance on Lateral Waste Development	10%
Design Allowance on Lateral Waste Development - Ormaque Only	25%

16.4.2.4 Development Quantities

The development quantities for Case 1 (Upper Triangle and Parallel measured and indicated) are presented in Table 16‑13

Table 16‑13:  Development Quantities for Case 1

Development Type	Total
Lateral CAPEX (m)	21,378
Vertical CAPEX (m)	494
Lateral OPEX (m)	20,311
Totals
Development (m)	21,872
Development (t)	2,186,120

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Lamaque Project, Québec, Canada Technical Report

The development quantities for Case 2 (addition of Lower Triangle Inferred Resources) are presented in Table 16‑14

Table 16‑14:  Development Quantities for Case 2

Development Type	Total
Lateral CAPEX (m)	56,690
Vertical CAPEX (m)	960
Lateral OPEX (m)	42,008
Totals
Development (m)	99,659
Development (t)	4,886,898

The development quantities for Case 3 (addition of Lower Triangle Inferred Resources and Ormaque Inferred Resources) are presented in Table 16‑15.

Table 16‑15:  Development Quantities for Case 3

Development Type	Total
Lateral CAPEX (m)	60,609
Vertical CAPEX (m)	1,334
Lateral OPEX (m)	47,513
Totals
Development (m)	109,456
Development (t)	5,694,196

16.4.2.5 Mine Development Layout

Upper Triangle, Lower Triangle, Parallel

Upper Triangle, Lower Triangle, and Parallel will be accessed via ramps located in the deposit footwall. The ramps and raises between each sublevel create the ventilation circuit and provide emergency egress. Sublevels are spaced at 25 m, and each level has a minimum of one ramp access, Figure 16‑13 shows the existing development and mine ramps in black.

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Figure 16‑13:  Mine Design with Ramps and Existing Development in Black.

Upper Triangle and Lower Triangle are separated into different mining zones, C1 to C10. Zones C1 to C5 are considered Upper Triangle and zones C6 to C10 are Lower Triangle. Figure 16‑14 shows the zones for Triangle.

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Lamaque Project, Québec, Canada Technical Report

Figure 16‑14:  Mining Zones

Each mining sublevel uses a typical layout consisting of a level access, footwall, and mineralized development drives to access to stopes.  Level development also includes ventilation access and raises, remuck bays, electrical bays, and other development for infrastructure. Figure 16‑15 shows a typical Triangle mine sublevel layout. The isometric view for Ormaque is shown in  Figure 16‑16.

Figure 16‑15:  Typical Triangle Sublevel Layout

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Lamaque Project, Québec, Canada Technical Report

Figure 16‑16:  Ormaque Design Isometric View

16.5 MINE BACKFILL

Mine backfilling will be an integral part of the mining cycle at Lamaque and is needed to provide long term regional ground support, as well as providing a working floor for ongoing mining operations. Stope volumes range from about 300 m3 to 8,000 m3 and the daily backfill demand (cemented and uncemented) averages about 900 m3.

In the initial years, backfilling will be accomplished with a combination of CRF and uncemented rockfill (URF) in accordance with practices already in use at Upper Triangle. The existing backfill system comprises a series of 6 m3 underground mixing pits fed with run-of-mine waste and mixed with a cement slurry batched on surface and delivered underground via 50 mm (2-inch) slicklines. The current mixing system produces about 90 m3 of CRF per shift. After batching, the material is trammed and dumped into the longhole stopes with an LHD.

Adoption of the existing mixing pit system for Upper Triangle and Lower Triangle will comprise of a slickline expansion for delivery of cement slurry, and the installation of additional mixing pits on the working mine levels.

Delivery of CRF to Parallel and Ormaque will be achieved by trucking batched CRF up the Sigma ramp from the closest mixing station at Triangle.

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Lamaque Project, Québec, Canada Technical Report

For the purposes of this study, it has been assumed that 70 percent of the rockfill used for backfilling will be cemented, and the remaining 30 percent will be uncemented. Hence at its peak, the backfill system will provide roughly 600 m3 of CRF and 300 m3 of URF on a daily basis.

For CRF, two backfill mixes are proposed: a low strength mix with 3.5% binder for bulk filling of longhole stopes and for working floors in drift and fill stopes; and a high strength mix with 6% binder for sill stopes.

A trade-off study was completed and showed there are cost advantages to transitioning to paste backfill. In the long term, the mine will revert to paste filling utilizing pressure filtered whole tailings from the Sigma mill. The paste plant consists of a conventional flowsheet with a filter cake feed hopper, feed conveyor, paste mixer, cement delivery system via a rotary valve and screw conveyor, and finally discharge to a paste pump.

The paste plant will be located near the portal of the Sigma ramp, adjacent to the Sigma mill. The paste plant will be rated at 88.5 m3/hr and will provide a paste mix at a nominal 71.5% solids for a nominal yield stress of about 150 Pa. The paste will be delivered down the Sigma ramp in NB150mm piping with a flow velocity of about 1.5 m/s. A paste pump rated at 90 m3/hr for a 95 MPa discharge pressure will be required at the paste plant to overcome the accumulated friction losses down the Sigma ramp.

The paste reticulation backbone will consist of Schedule 80 carbon steel piping, switching to Schedule 40 on the working mine levels. The final 200 m of the run into the stopes being filled will consist of SDR 9 HDPE piping.

Once the paste plant is operational, cemented paste utilizing mine tailings will be used in preference to uncemented waste rock. The waste rock will be trucked to the Sigma ramp portal for construction activities associated with TSF construction or disposal. The use of paste with mine tailings will reduce the need for storage of tailings on surface, hence lowering tailings dam construction costs and TSF operating costs.

Based on laboratory test work, the following three paste mixes have been proposed:

•	A low strength bulk paste for filling of longhole stopes. This paste has a nominal binder content of about 2% and a target strength of 200 kPa.

•	A medium strength paste for sill pours up to 5 m wide. This paste will have a nominal binder content of 4%.

•	A high strength mix for sill pours up to 10 m wide. This paste will have a nominal binder content of 6%.

Laboratory testing has shown exceptional strengths using a locally available slag cement binder.

16.6 PRODUCTIVITY RATES

16.6.1 Effective Hours

The effective work time per shift was estimated using first principles and site experience. The estimated available productive time for underground activities during a typical 11-hour shift is summarized in Table 16‑16.

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Lamaque Project, Québec, Canada Technical Report

Table 16‑16:  Effective Work Hours per Shift

Description	Hours / Shift
Shift Length	11.00
Safety Meeting / Line up	0.5
Travel Time In	0.5
Supervisor Visit	0.5
Lunch	0.5
Travel Time Out	0.5
Total Time	8.5
Effective Minutes per Hour	55
Effective Shift Hours	7.8
Effective Daily Hours	15.6

16.6.2 Labour

The underground labour will consist of contractors for major construction projects and Eldorado personnel for underground development, operations, sustaining capital, and miscellaneous underground construction projects.

16.6.3 Development

Development rates are based on demonstrated performance experienced at Lamaque. The rates reflect the advance that each jumbo and associated gear will achieve over extended periods of operation. Table 16‑17 presents the development advance rates for each heading type.

Table 16‑17:  Development Advance Rates

Activity Type	Advance Rate
Vertical Development
Raise with Escapeway (Platform)	0.82 - 1 m / day
Raise with no Escapeway (Conventional)	90 m / month
Lateral Development
Internal Ramp	120 m / month

Level Access

Cross Cut

Footwall Drive / Level Haulage

Remuck

Exploration Drift

Mixing / Paste Transfer Bay

Refuge Station

Ventilation Raise Access

Shop

Sump

Electrical Substation

Emergency Escapeway Access

Mineralized Gallery

60 m / month
Material Storage Bays	30 m / month

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Lamaque Project, Québec, Canada Technical Report

16.6.4 Production

The mining production rate for the Lamaque Project is based on the operating mining rates, permitting restrictions, and the Sigma mill processing throughput of 2,500 tonnes per day (tpd). The hoisting permit for Upper Triangle and Lower Triangle allows for 2,650 tpd and for Parallel and Ormaque another 2,500 5 will fill in the daily production to sustain a 2,500 tpd mining rate. As Ormaque will be mined using Drift and Fill, it is planned at 1,000 tpd , which is estimated based on benchmarks from other working mines in combination with first principle calculations.

16.6.4.1 Longhole

Production rates for Longhole mining are based on demonstrated performance at Lamaque. Due to increased haulage distances and travel time to workplaces as the mine deepens, the stope mucking production rates were adjusted for Lower Triangle zones C6 to C8 and Lower Triangle zones C9 to C10 (refer to Table 16‑18).

Table 16‑18:  Longhole Mining Mucking Rates

Mining Zone	Mucking Rate	Effective Mucking Time per Day
Upper Triangle: zones C1 to C5	1,200 tonnes / day	13 hours / day
Lower Triangle: zones C6 to C8	1,106 tonnes / day	12 hours / day
Lower Triangle: zones C9 to C10	1,022 tonnes / day	11.1 hours / day

16.6.4.2 Drift and Fill

Production rates for DAF mining were estimated using benchmarking from other working mines as well as first principle calculations. Rates include drill-blast-muck-support development cycle calculations and backfill cycle estimates for four different heading heights. Mining heights for drift and fill lenses range from minimum 2.5 m high to maximum 8 m high, with the majority ranging between 2.5 m to 4 m high. Refer to Table 16‑19.

Table 16‑19:  Drift and Fill Mining Rates

Drift and Fill Heading Profile	Multi-face Development Rates
2.5 m H x 5.0 m W	7.0 m/day
3.0 m H x 5.0 m W	7.0 m/day
3.5 m H x 5.0 m W	3.5 m/day
>= 4.0 m H x 5.0 m W	3.5 m/day

The targeted tonnage rate for the Ormaque deposit is 1,000 tpd. This is estimated from benchmarking of other working mines and first principle calculations. The number of active headings, based on maximum equipment efficiency (idle time versus availability), is five active headings per mining block. Mining blocks are subset groupings of mining shapes within lenses to allow for better estimation and scheduling accuracy. Sequencing using Primary/Secondary was selected for Drift and Fill mining of Ormaque. The production and backfilling activities are assumed to alternate every second mining block, allowing for adequate mining and backfill time of the Primaries before returning to mine the Secondaries in-between (refer to Figure 16‑17). Backfill rates for CRF and paste fill were each estimated for the blocks using volumes and placement rates. The average mining rate calculated for the subset groups of blocks is approximately 910 tpd . This signifies that 1 to 2 mining blocks will be required to maintain the targeting production rate.

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Figure 16‑17:  Drift and Fill – Primary Secondary Mining Sequence of Blocks

16.7 MINE DEVELOPMENT AND PRODUCTION SCHEDULES

All mine development and production scheduling has been completed using Deswik scheduling software. The schedule is interactively linked to the 3D mine model. All development and production scheduling has been based on dependency linking and start date constraints within the mine model. All data is contained within the mine model and schedule.

Case 1: The mine plan that supports the current reserves and includes continued production from measured and indicated resource material from Upper Triangle as well as future production from measured and indicated resource material from Parallel.

Case 2: The mine plan includes the resource mined in Case 1 with the addition of inferred resource material from Upper Triangle and expansion into the inferred resource material in Lower Triangle.

Case 3: The mine plan includes the resource mined in Case 3 with the addition of inferred resource material from Ormaque.  Refer to Table 16‑20 for the annual summary of waste and mineralized tonnes.

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Table 16‑20:  Case 3: Annual Summary of Waste and Mineralized Tonnes

Mined Material	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Waste (kt)	5,694	670	591	368	447	618	795	726	817	383	179	101
Mineralized (kt)	11,278	818	839	899	886	946	1,075	1,242	1,055	1,149	1,026	386	369	390	200

Note:   Recovered and Diluted Tonnes, rounded

16.7.1 Development Schedule

16.7.1.1 Case 1

The Case 1 development schedule consists of ongoing development to support the Upper Triangle mine plan with additional capital development to bring Parallel into production.  The LOM development schedule for the Case 1 is summarized in Table 16‑21

Table 16‑21  Case 1 Life of Mine Development Schedule

Development Type	Total	2022	2023	2024	2025	2026	2027
Lateral CAPEX (m)	21,378	6,718	6,561	2,892	1,735	3,467	5
Vertical CAPEX (m)	494	214	202	57	21	0	0
Lateral OPEX (m)	20,311	3,450	3,069	5,920	6,268	1,604	0
Totals
Development (m)	42,182	10,382	9,832	8,869	8,023	5,071	5
Development (t)	2,186,120	609,933	548,644	298,641	288,228	440,293	380

16.7.1.2 Case 2

Additional capital and operating development in Case 2 is required to expand production into Lower Triangle.  New ventilation networks and ramp systems will be required for Lower Triangle.  The LOM development schedule for Case 2 is summarized in Table 16‑22.

Table 16‑22:  Case 2 LOM Development Schedule

Development Type	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Lateral CAPEX (m)	56,690	6,653	7,592	4,357	4,645	5,821	8,317	6,984	7,424	4,741	157
Vertical CAPEX (m)	960	960
Lateral OPEX (m)	42,008	3,973	2,680	6,131	5,674	4,561	3,190	4,650	4,475	6,264	411
Totals
Development (m)	99,659	11,586	10,271	10,488	10,319	10,382	11,507	11,634	11,898	11,004	569
Development (kt)	4,887	658	583	377	449	503	685	594	648	371	20

16.7.1.3 Case 3

Additional capital development in Case 3 is required to establish access and ventilation to bring Ormaque into production.  The overall development metres reduce significantly in 2032 due to the completion of Upper Triangle, Lower Triangle and Parallel. The split between capital waste, operating waste, and operating mineralized development metres remains consistent.  The LOM development schedule for Case 3 is summarized in Table 16‑23

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Table 16‑23 Case 3 Life of Mine Development Schedule

Development Type	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Lateral CAPEX (m)	60,609	6,989	7,551	4,255	4,428	6,316	8,525	7,776	8,226	4,027	1,540	977
Vertical CAPEX (m)	1,334	152	127	50	48	180	182	149	247	44	64	91
Lateral OPEX (m)	47,513	4,296	2,585	5,760	5,761	5,210	4,085	5,257	5,188	5,365	3,765	241
Development (m)	109,456	11,437	10,262	10,065	10,236	11,706	12,792	13,182	13,661	9,436	5,370	1,309
Development (kt)	5,694	670	591	368	447	618	795	726	817	383	179	101

Total development metres grouped by deposit is shown in Figure 16‑18.

Note: Metres are total linear metres, not neat, and include allowance factors

Figure 16‑18:  Case 3 Total Annual Development Metres by Deposit

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Lamaque Project, Québec, Canada Technical Report

Total development metres presented by cost center is shown in Figure 16‑19.

Note: Metres are total linear meters, not neat, and include allowance factors

Figure 16‑19:  Case 3 Total Annual Development Metres by Cost Center

16.7.2 Mine Production Schedule

The three mine production case profiles shown below are based on individually optimized mine plans developed for each case and are not sequential.

16.7.2.1 Case 1 Mine Production Schedule

The annual mine production tonnage profile for Case 1 is summarized by deposit and resource classification in Table 16‑24 and Figure 16‑20. The annual mined gold ounces are summarized in Figure 16‑21.

Table 16‑24:  Case 1 Mine Production Schedule

Description	Total	2022	2023	2024	2025	2026	2027	2028
Measured & Indicated: Upper Triangle & Parallel
Mineralized Material (kt)	4,444.5	744.4	811.9	862.1	868.7	831.4	326.0	0
Au Grade (g/t)	7.30	7.22	7.77	7.44	6.93	7.46	6.57	0
Au Ounces (k Oz)	1,043.6	172.9	202.8	206.1	193.6	199.4	68.9	0

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Note:  Tonnes are diluted and recovered

Figure 16‑20:  Case 1: Mine Production Profile – All Mineralized Tonnes*

Note:  Ounces are diluted and recovered

Figure 16‑21:  Case 1: Annual Production Profile – Gold Ounces

16.7.2.2 Case 2 Mine Production Schedule

The annual production tonnage by deposit and resource classification for Case 2 is summarized in Table 16‑25 and Figure 16‑22.

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Lamaque Project, Québec, Canada Technical Report

Table 16‑25:  Case 2 Mine Production Schedule

Description	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Measured & Indicated: Upper Triangle & Parallel
Mineralized Material (kt)	4,444.5	804.7	771.9	788.8	689.2	624.6	312.9	132.7	151.4	142.2	26.2
Au Grade (g/t)	7.30	6.79	7.33	7.79	7.22	8.20	6.49	6.32	7.17	6.11	10.45
Au Ounces (k Oz)	1,043.6	175.6	181.9	197.5	60.1	164.8	65.3	26.9	34.9	27.9	8.8
Inferred: Upper & Lower Triangle
Mineralized Material (kt)	3,906.8	13.1	66.7	110.2	196.5	255.5	532.3	750.0	574.5	702.2	705.7
Au Grade (g/t)	6.44	5.81	5.38	5.91	6.71	6.29	7.14	6.77	6.42	5.80	6.41
Au Ounces (k Oz)	809.5	2.4	11.5	20.9	42.4	51.7	122.1	163.2	118.7	130.9	145.5
Total
Mineralized Material (kt)	8,351.4	817.8	838.6	899.0	885.7	880.1	845.2	882.7	725.9	844.4	731.9
Au Grade (g/t)	6.90	6.77	7.18	7.56	7.11	7.65	6.90	6.70	6.58	5.85	6.56
Au Ounces (k Oz)	1,853.1	178.0	193.5	218.4	202.5	216.5	187.4	190.2	153.6	158.8	154.3

Note:   Recovered and Diluted Tonnes, rounded

Note:  Tonnes are diluted and recovered

Figure 16‑22:  Case 2: Annual Mine Production Profile – All Mineralized Tonnes*

The annual gold ounce production profile profiles by deposit and resource class for Case 2 is shown in Figure 16‑23.

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Note: Ounces are diluted and recovered

Figure 16‑23:  Case 2: Annual Mine Production Profile – Gold Ounces

16.7.2.3 Case 3 Mine Production Schedule

The annual production tonnage by deposit and resource classification for Case 3 is summarized in Table 16‑26 and Figure 16‑24.

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Table 16‑26:  Case 3 Mine Production Schedule

Description	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Measured & Indicated: Upper Triangle & Parallel
Mineralized Material (kt)	4,444.5	804.7	760.9	752.5	688.9	574.0	227.8	84.1	114.6	170.6	7.6	25.1	160.6	73.4	0
Au Grade (g/t)	7.30	6.79	7.77	7.37	7.23	8.12	7.23	6.49	6.47	6.58	7.17	7.17	7.45	5.62	0
Au Ounces (k Oz)	1,043.6	175.6	190.1	178.2	160.2	149.9	52.9	17.5	23.8	36.1	1.7	5.8	38.5	13.3	0
Inferred: Upper & Lower Triangle
Mineralized Material (kt)	3,906.8	13.1	77.7	146.5	196.8	240.8	432.4	457.3	460.5	415.7	591.1	484.1	339.5	51.5	0
Au Grade (g/t)	6.44	5.81	5.69	6.36	7.29	6.77	6.42	6.73	7.00	6.82	5.98	6.01	6.03	5.05	0
Au Ounces (k Oz)	809.5	2.4	14.2	30.0	46.1	52.4	89.3	98.9	103.7	91.2	113.6	93.5	65.9	8.3	0
Inferred: Ormaque
Mineralized Material (kt)	2,926.7	0	0	0	0	65.4	230.2	359.1	328.8	304.4	294.0	386.0	369.2	390.0	199.6
Au Grade (g/t)	6.88	0	0	0	0	9.82	7.61	6.40	5.74	6.29	8.01	7.96	7.30	6.00	5.94
Au Ounces (k Oz)	647.7	0	0	0	0	20.6	56.4	73.9	60.7	61.6	75.7	98.8	86.7	75.2	38.1
Totals
Mineralized Material (kt)	11,278	817.8	838.6	899.0	885.7	880.1	890.4	900.4	903.8	890.7	892.7	895.1	869.2	514.8	199.6
Au Grade (g/t)	6.90	6.77	7.58	7.20	7.25	7.88	6.94	6.57	6.48	6.60	6.66	6.88	6.83	5.85	5.94
Au Ounces (k Oz)	2,500.8	178.0	204.3	208.2	206.4	222.9	198.5	190.3	188.2	188.9	191.0	198.1	191.0	96.8	38.1

Note: Recovered and Diluted Tonnes, rounded

Note:  Tonnes are diluted and recovered

Figure 16-24:  Case 3: Annual Mine Production Profile – All Mineralized Tonnes*

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Lamaque Project, Québec, Canada Technical Report

The annual gold ounce production profile profiles by deposit and resource class for Case 2 is shown in Figure 16‑25.

Note:  Ounces are diluted and recovered

Figure 16-25:  Case 3: Annual Mine Production Profile – Gold Ounces

16.8 MINE EQUIPMENT

16.8.1 Mobile Equipment

The mobile equipment required for development, production, and support services are listed in Table 16‑27.  The equipment list is based on the current fleet for the Upper Triangle operation and has been updated to include the satellite deposits; Ormaque, Parallel, and Lower Triangle.

Ormaque requires the purchase of low-profile equipment to mine the low height of the lenses. The new low-profile equipment includes LHD machines, bolting machines, jumbo drills, and cables bolters. Ormaque, Parallel, and both Upper and Lower Triangle also require the purchase of two additional jumbos for development, one additional grader, one additional service truck for maintenance, and nine additional haulage trucks.

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Table 16‑27: Mobile Equipment List

Category	Type	Model	Current Fleet Quantity	Required Fleet Quantity
Development	2-Boom Jumbo	M2C, S2C, S1D	5	7
	2-Boom Jumbo – Low profile	DD220L	0	4
	Emulsion Truck	CS3	2	2
	LHD – 8yd	CAT R1700K	3	3
	LHD – 6yd	CAT R1600H	4	4
	Mechanical Bolter	MacLean	12	12
	Bolter – Low profile	DS211L-M	0	4
	Haul Truck 30T Haul Truck 42T	CAT AD30 MT42	3 1	3 1
Production	Longhole Drill	FL0801, FL0802	2	2
	Explosives Truck	MineCAT	1	1
	LHD – Low profile	LHD209	0	4
	LHD – 10yd	CAT R2900G	3	3
	LHD – 14yd	Sandvik LH514 Epiroc ST-14	3 1	3 1
	Haul Truck 45T	CAT AD45 TH545i	2 6	2 15
Services and Construction	Service LHD – 4yd	CAT R1300G	2	2
	Scissor Lift	SL2, SL3	9	9
	Flatbed Boom Truck	MacLean BT3	4	4
	Grader	CAT MC100	1	2
	Blockholer	BH3	2	2
	Cement Mixer	MacLean TM3	4	4
	Cable Bolter		2	2
	Cable Bolter – Low Profile	DS221L	0	1
	Backhoe	CAT420Fit	4	4
Maintenance	Service Truck	CS3	1	2
Personnel Carriers	Personnel Carrier – 20 passengers	MTI PC 20	1	1
	Personnel Carrier – 14 passengers	Abiquip	1	1
	Tractor	Kubota	49	49
	Jeep	John Deer	26	26

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16.9 VENTILATION

The current ventilation system for the Upper Triangle deposit is a “push” system with the fresh air heated on surface, and the main intake fans pushing the air through the intake raises and subsequently delivered to the working areas of the mine. The exhaust air from the mine is then upcasted through the ramp and out of the Triangle portal.

As mining the Triangle deposit advances deeper, a “push-pull” ventilation system has been proposed, with dedicated exhaust raises being established on the levels, which will tie into a new surface exhaust raise equipped with exhaust fans. The Triangle main ramp portal will be continued upcasting with the ventilation air used to ventilate the equipment travelling in the main ramp. The Sigma Decline will be used to provide ventilation air, with the air being heated through a portal heater and then diverted to be used in the Ormaque deposit. Booster fans will be installed at the top of the internal intake raises in Ormaque to push the fresh air through the intake raises with regulators installed at the raise accesses to control the ventilation flow.

The total ventilation required between Ormaque and Triangle is 1,100 kcfm, based on the operating mobile equipment fleet and the ventilation airflow requirement per type of equipment according to CANMET (Canada Centre for Mineral and Energy Technology).

A schematic outlining the major ventilation infrastructure for the ventilation system for the Lamaque Project, including the Ormaque and Triangle deposits, is provided in Figure 16‑26. An additional booster fan will be required underground within the exhaust system for Triangle, to boost the pressure in the exhaust network and allow the ventilation for Triangle to be maintained.

Figure 16‑26:  Ventilation Schematic (Not to Scale)

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16.10 GEOTECHNICAL ASSESSMENT

Upper Triangle, Lower Triangle, and Parallel follow the existing Eldorado Lamaque Geotechnical Ground Control Management Plan (GCMP), “Programme en Contrôle de Terrain 2020”.  This GCMP outlines the minimum ground control requirements. Ormaque was evaluated at a high level for applicability of both room and pillar and drift and fill mining. As drift and fill is the selected mining method, only the applicable analysis for drift and fill is described.

Ormaque Geotechnical Assessment

The main lithological feature at Ormaque is similar to those in Upper and Lower Triangle . The lithological feature is a chimney-shaped feldspar porphyritic diorite intrusion, called the Triangle Plug, which is very similar to the Main Plug at Lamaque. The Triangle Plug is composed of two different facies of the porphyritic diorite: mafic facies composed of 25-40% hornblende with minor biotite in the matrix; and felsic facies, composed of less than 25% mafic minerals in the matrix. For both facies, the 10-30% of the rock consists of zoned fine to medium-grained feldspar phenocrysts.

The geomechanical properties of the Triangle diorite/tuff are presented in Table 16‑28.

Table 16‑28:  Geomechanical Properties of Triangle Diorite / Tuff

Hoek -Brown Classification
UCS of intact rock (MPa)	145
GSI	78
mi	19
Disturbance factor	0
Intact modulus (MPa)	20,000
Hoek -Brown Criterion
mb	8.66
S	0.08668
A	0.501
Mohr-Coulomb Fit
Cohesion (MPa)	13,63
Friction angle	44.267[0]
Rock Mass Parameters
Tensile strength (MPa)	1.453
Modulus of deformation (MPa)	17140.791
Uniaxial compressive strength (MPa)	42.64
Global strength (MPa)	64.64
Failure Range Envelope
Sigma3 (Max) (MPa)	36.25
Application	General

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16.10.1 Ormaque Ground Support Considerations

Criteria and assumptions for geotechnical calculations include:

•	Bolt length = 1/3 drift width (for primary support)

•	Bolt spacing = 2/3 bolt length (for primary support)

•	Cable bolts required in wider spans such as intersections

•	Drift Width: 5 m

16.10.2 Geotechnical Considerations for Backfill

A general mining and backfill scenario in Drift and Fill stopes would be to drive drifts from the footwall drive to the limits of the mineralized resource, and subsequently backfilling these drifts with CRF, or paste fill.  Backfilling the drifts to as close to the back as possible provides confinement against unraveling of the back.

Jammed CRF placement is ideal for drift and fill headings and backfilling top cuts of sublevel stopes.  The CRF is delivered to site with a haul truck or loader and then jammed vertically into a heading, using a jammer attachment connected to the loader arm

Filling a drift driven level or at a slight gradient with paste fill does not ensure tight placement against the back because the bulkhead containing the fill cannot be pressurized due to piping and distribution.  Behind the bulkhead, the paste must be slowly raised to minimize hydraulic head against the bulkhead or plug.  Paste will seal off small leaks around the bulkhead.  Failures around bulkheads often occur when water trapped behind the bulkhead is pushed to the bulkhead.

16.10.3 Minimum Sill Pillar Between Ormaque Lenses

For the calculation of the resisting force of the sill pillar and factor of safety (FS), the geomechanical properties of rock presented in Table 16‑29 were used.  This data was also used to calculate the driving forces.

Table 16‑29:  Parameters Used for Calculation of Driving Force

Item	Value
Length	200 m
Θ	90
δ	5%
Swelling factor	30%
Density	2.8 t/m3
Height	3 m vertical
Total Weight of Ore	8.4 t
Surcharge Weight	30 t
Max Equipment Weight	89.25 t

The calculations of sill pillar weight, including equipment surcharge (30 tonnes), is demonstrated in Table 16‑30.

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Table 16‑30:  The Total Weight (kt) Matrix of Sill Pillar and Equipment Surcharges

span (m)	Sill Pillar Vertical Thickness (m)
	3	4	5	6	7	8	9	10	12	14	16	18
3	5.1	6.8	8.5	10.2	11.9	13.6	15.3	16.9	20.3	23.7	27.	30.4
4	6.8	9.1	11.3	13.6	15.8	18.1	20.3	22.6	27.	31.5	36.	40.5
5	8.5	11.3	14.1	16.9	19.7	22.6	25.4	28.2	33.8	39.4	45.	50.6
6	10.2	13.6	16.9	20.3	23.7	27.	30.4	33.8	40.5	47.3	54.	60.7
7	11.9	15.8	19.7	23.7	27.6	31.5	35.5	39.4	47.3	55.1	63.	70.8

The FS for sill pillar dimensions by using (Hoek & Brown 1980, 1988) criterion is shown in Table 16‑31. The generalized form of the criterion for jointed rock masses is defined by the formula:

Where:   and  are the maximum and minimum effective stresses at failure, respectively, mb is the value of the Hoek-Brown constant m for the rock mass, and s and a are constants which depend upon the characteristics of the rock mass and  is the uniaxial compressive strength of the intact rock pieces.

Table 16‑31:  Calculated Factor of Safety for different sill pillar thicknesses and span ranges

span (m)	Sill Pillar Vertical Thickness (m)
	3	4	5	6	7	8	9	10	12	14	16	18
3	22.6	22.6	22.7	22.7	22.8	22.8	22.8	22.8	22.8	22.9	22.9	22.9
4	17.1	17.1	17.2	17.2	17.2	17.2	17.2	17.2	17.2	17.2	17.3	17.3
5	13.8	13.8	13.8	13.8	13.8	13.9	13.9	13.9	13.9	13.9	13.9	13.9
6	11.5	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6
7	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0

16.11 MINE SERVICES

Upper Triangle has established and operating mine services (i.e., dewatering, compressed air, etc.)  These systems will be extended into Lower Triangle as mining progresses.  The following subsections provide information regarding the mine services required for bringing the Ormaque deposit into production.

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16.11.1 Dewatering

The purpose of the underground mine dewatering system is to collect the used service water (water used in drilling operations and wetting the muck piles), groundwater infiltration, and decant water from stope fill operations in the underground mine (collectively mine water).  The system will be a “dirty” water system, meaning that there will be only minor attempts to settle or remove solids from the majority of dewatering stream underground until the mine water reaches the Sturda weir system located in the access ramps to the Ormaque deposit. Mine dewatering efforts below the Sturda weir will not attempt to remove solids form the mine water streams.  Sturda weir decant drifts will be used to settle solids. With this type of system, maintenance of the decant drifts should be completed on a regular basis. Sumps are to be mucked to remove dewatered grit and fines and/or fibers if fibers are used in the shotcrete.

In the ramp development period, mine water collected at the ramp face will be pumped to the Sigma ramp dewatering system where it will be directed to surface water treatment facilities for treatment, re-use, or discharge.  As the ramp is developed downward, pocket and/or borehole sumps will be developed in excavated muck bays.  Submersible pumps will pump water from the development face up to the closest pocket sump / muck bay and the submersible pumps there will then pump to the Sigma ramp dewatering system.  As further ramp development continues, additional pocket sumps will be excavated until the primary pumping station and decant drifts and are developed and commissioned.  Primary pumping stations will be constructed at 200 m vertical intervals, nominally bypassing the development pocket sumps and submersible pumps.  Water pumped from the development faces will pass through conditioning equipment at the upper primary pumping station, where appropriate flocculants and/or coagulants are introduced to the flow stream and will then be placed in the decant drifts.  See Figure 16‑27 for a layout of the decant drifts.

Figure 16‑27:  Decant Drifts

The primary pump station will collect decant water from the decant drifts.  The centrifugal pumps in the primary pump station will pump it to the surface water handling facility. The pumps will be installed as an n+1 scheme.  See Figure 16‑28 for a layout of the primary pump station.

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Figure 16‑28:  Primary Pump Station

Each development level of the mine to access the mineralized lenses will collect mine water that will gravity flow to a collection sump in the footwall drift near the ramp access.  The collection sumps will have the ability to de-grit the collected water before transferring water to the next lower level via borehole, until it reaches another primary dewatering pump station. The dewatering pump station will then pump up to the previously installed dewatering pump station, following the same process until the water reaches decant system at the Ormaque deposit accesses.  See Figure 16‑29 for a section view of a borehole sump.

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Figure 16‑29:  Borehole Sump

16.11.2 Compressed Air

The compressed air supply for the mine is provided by four 1,476 cfm compressors located in the newly built compressor room on surface. The piping for the compressed air network is installed along the ramp, the main drifts and the escapeways throughout the mine. The compressed air is used to provide power to pumps for dewatering, handheld drills, as well as emergency air supply to refuge stations.

16.11.3 Industrial Water

The service water for Ormaque will consist of a header that connects to the decline service water lines that will run the full length of decline access to the Ormaque mineralized lenses.  There will be PRVs located every 360 m down the decline to maintain pressure at levels that may be deployed without endangering workers.  Branches from the decline header will drop down to a utility station located every 100 m and to any additional equipment that requires service water.  Utility stations are also spaced so there will be one at each collection sump.  There will be branches from the decline header that provides service water to each development level.  Water demand for Ormaque was calculated using first principles and has a peak water requirement of 5.4 liters per second at an average requirement of 3.4 liters per second.

16.11.4 Explosives/Detonator Storage

Explosives and detonators will be store separately in different excavations. Blasting agents are stored in explosives room on level 425 with a capacity of 135 000kg. The detonators and blasting accessories are stored in the detonator room on level 425 with a capacity of 625 875 units.

16.11.5 Underground Power Distribution

16.11.5.1 Distribution

The distribution will be at 13.8 kV and by two feeders to provide redundancy. One feed will be supplied from each portal.  The two medium voltage power feeds are feeds used to segregate the MLC loads. If one feeder is compromised, the other is available, minimizing the outages. Breakers and isolation switches are required to sectionalize the distribution for safety. Grounding will be established on the surface at the Main Mine Utility substation and carried continuously throughout the mine.

The overall full production load is estimated at 5.18 MW with nominally 8 MW installed loads.

The Mine has a 25 kV supply with a capacity of 18 MW, greater loads would require connection to the higher voltage distribution which is available.

The present average load is 11 MW and adding the nominal 5.18 MW totals 16.18 MW which is less than the 18 MW capacity.  The present capacity is sufficient. However, this does not allow much variation or expansion in loads

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It is recommended that in the next study phase the new project power requirements be modelled with the overall mine load projections to raise confidence in the supply capacity meeting the needs of the total mine.

16.11.5.2 Mine Load Center

A mine load center (MLC) is a skid mounted unit substation, consisting of a feed-through switch, fused disconnect transformer protection, 13,800 / 575 V transformer with a neutral grounding resistor and 575 V 3 phase feeder circuits.

MLCs will be installed close to the intersection of the ramp and each level. The pumping stations are also located close to the ramps and are fed from MLCs.  Ventilation fans and pick-up pumps are fed from MLCs.  Where development and production activities are greater than 1,000 ft (nominally 300 m) from the MLCs, a second MLC will be installed.

Production MLCs may feed 575 V from one level to the next level through short boreholes to a jumbo box which is an isolator with overcurrent, ground fault and ground monitoring protection.

The mine load center is sized for the loads defined in the load list will nominally be 750 kVA

Not all the loads are continuously operating. For this study, the sizing will be standardized for all MLCs. MLCs will have feed-through medium voltage (MV) breakers and dry type transformers. Low voltage (LV) feeds will have mine duty receptacles and be protected by overcurrent and ground fault and ground monitoring.  Surge arresters will be connected to the MV bus.

The main pumping and ventilation loads are fed from VFDs to minimize high starting loads to the system and control flow to optimize energy use.

16.11.5.3 Emergency loads

It is considered an electrical emergency when utility power is lost. It is assumed production stops and life critical services are to be maintained. Typically, life / critical services are ventilation and pumping.  Personnel either evacuate by vehicle up the ramp or by walking out. Ventilation is critical and is nominally 50% of operating when ventilation doors and regulators are set to optimize air flow. Pumping is maintained to avoid flooding.

The emergency generator is sized to feed the emergency loads. Diesel generators are sized to meet the emergency loads plus an additional 20% to accommodate any unforeseen increases and changes in loading. Diesel tank storage would typically be 8-hour minimum or twice the time it would take the fuel supplier to refill the tanks.  There would be N+1 generating units to allow for maintenance.

It is calculated that Surface generator of 4.5 MVA operating be required for full production phase. This capacity could be split between the portals if the distribution system was designed for this.

16.11.6 Underground Communication

All the communication is provided by fiber optic and “leaker feeder” networks. These systems support voice communications, PLC monitoring and control, video, operation data and to control and monitor the electrical network.

Personnel will carry leaky feeder radios and vehicles will be equipped with base units.

The fiber optic data backbone can also support control and communications systems. Wi Fi Access points for data collection, VOiP phones, tablets etc.

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16.11.7 Mine Safety

16.11.7.1 Fire Prevention

Fire extinguishers are provided and maintained as described in the regulations and best practices for underground refuge stations, electrical substations, pump stations, fueling stations, explosives room, detonators room, and other areas. Every vehicle will be required to carry at least one fire extinguisher. Additionally, large underground heavy equipment, such LHD machine, haulage truck, and jumbo drill will have an automatic CO2 fire suppression system installed.

16.11.7.2 Mine Rescue

A fully trained Mine Rescue Team is already in place and equipped for surface and underground emergencies.

16.11.7.3 Refuge Station

Refuge stations are located on levels 94, 135, 195, 238, 300, 325, 375, and 410.  Permanent refuge stations are sealable chambers that prevent the entry of gases. They are equipped with compressed air, potable water, and first aid equipment. There are portable refuge stations additionally available to be moved to new locations as the work and areas advance.

The main ramps will provide primary egress from the underground workings. The fresh air raise (FAR) System will be equipped with a dedicated manway to provide secondary egress in case of emergency. The manway is equipped with steel ladders and platforms.

16.11.7.4 Emergency Stench System

A system for the release of stench gas is installed on each fresh air intake and compressed air delivery circuit and can be triggered to alert underground personnel in the event of an emergency.

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SECTION • 17 RECOVERY METHODS

17.1 INTRODUCTION

The annual treatment rate at the Sigma mill is anticipated to ramp up to 912,500 tonnes per annum (tpa) by 2024, based on an average daily production of 2,500 tpd from the Triangle Mine.  With a mill availability of 95% the required plant throughput is 110 tonnes per operating hour (tpoh).  This is about 5% higher than the best seven-day throughput achieved over the last 12 months and 10% higher than the best 30-day average throughput.  Minor debottlenecking investments will be planned and carried out to ensure the milling capacity keeps pace with increased mine production, the most significant of which is a second cyanide destruction tank.

This section describes the process equipment available at the Sigma mill as well as some planned modifications that will improve availability and processing capacity.

This section also discusses and presents the following items:

•	The estimated gold recovery, considering the metallurgical testwork and processing results obtained to date

•	A summary of the process design criteria

•	Mass and water balance

•	A list of the major plant equipment

•	Operating costs including required plant personnel, energy, consumables

•	Plant layout

17.1.1 Sigma Mill Process Description and Flowsheet

The Sigma gold plant is situated at the East entrance of the city of Val-d’Or.  This plant started operation in 1937.  The plant capacity and the flowsheet were modified several times over the years.  The flowsheet uses gravity concentration, cyanide leaching and carbon-in-pulp to recover gold.  The Sigma mill simplified flowsheet is provided in Figure 17‑1.

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Figure 17‑1:  Sigma Mill Simplified Flowsheet

17.1.2 Crushing

The ore from the mine is trucked to the Sigma mill site 24 hours per day.  The crushing circuit is only operated during a 12-hour day shift and consists of a grizzly screen, a rock breaker, a Metso C110 jaw crusher and a 294 kW (400 hp) secondary cone crusher in closed circuit with a triple deck screen.  The final screened product is conveyed to the covered stockpile.

In the winter, calcium chloride is added to the crushed material on the conveyor belt to prevent ore freezing and potential material handling problems.

17.1.3 Ore Storage

The mill is fed from a covered stockpile above a reclaim tunnel equipped with three apron feeders.

A 100-tonne quicklime silo is located near the ore storage silo and feeds solid quicklime via a screw feeder directly onto the ore silo discharge conveyor.

17.1.4 Grinding Circuit

The grinding circuit includes a 2.74 m × 3.65 m, 300 kW (9 × 12 ft, 400 hp) rod mill and a 3.51 m × 4.27 m, 750 kW (11.5 × 14 ft, 1000 hp) ball mill.  The rod mill operates in open circuit and the primary mill is closed with cyclones.  A portion of the cyclone underflow is sent to the gravity circuit with the remainder returned to the primary ball mill.  The cyclone overflow, with a grind size P80 of 75 to 100 µm, proceeds to the secondary ball mill pumpbox.

The secondary ball mill is 3.66 × 4.27 m, 930 kW (12 × 14 ft, 1250 hp) and operates in closed circuit with a second set of cyclones.  The targeted grind size from the secondary ball mill is a P80 of 40 µm.  The secondary cyclones underflow is returned to the mill for further size reduction while the overflow flows to the trash screen to remove debris.  The trash screen undersize is pumped to the production thickeners.

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A lead nitrate system, incorporating a bag discharge hopper, mixing tank, transfer pump, storage tank and dosage pumps, is installed in the grinding circuit but it is currently not being used.

17.1.5 Gravity Circuit

The gravity circuit incorporates a static screen and two XD20 Knelson gravity concentrators.  The Knelson concentrate is treated on Gemini shaking tables with the table concentrate further processed in the refinery.

17.1.6 Thickening

The trash screen underflow is pumped to the pre-leach thickener feed box.  A sampler and particle size monitor are installed on this line.  The plant is equipped with two 9.14 m (30 ft) diameter high-rate thickeners.  Flocculant is supplied to the thickeners by a flocculant preparation system.  Thickener overflow flows by gravity into the grinding water tank and underflow from the thickeners is pumped to the first leach tank.

17.1.7 Leach Circuit

After thickening to approximately 50% solids, the slurry is pumped to the leach circuit where cyanide is used to dissolve the gold.  The circuit is currently seven tanks with a total of 10,475 m3 active leach volume.  At current processing rates, this translates to a leaching residence time of over 70 hours.

Slurry flows from one tank to the other by gravity.  Every tank can be by-passed to allow maintenance on any given tank.  Each tank is equipped with an agitator mechanism and compressed air lines.  A second 40 tonne quicklime silo was recently installed near the main plant building to feed a lime slaker and milk of lime storage tank and distribution pumps.  The milk of lime is used for pH control in the leach and cyanide destruction circuits.

17.1.8 Sodium Cyanide

Sodium cyanide is fed to the leach circuit as well as the elution circuit.  The sodium cyanide tank is located in an annex of the mill building with its own containment area and truck delivery pad.  The same pad is used for sodium cyanide, sodium hydroxide and lime deliveries.

17.1.9 Carbon-in-Pulp Circuit

The leach circuit discharge first flows through a sampler before feeding the CIP circuit, composed of one larger 280 m3 tank and six smaller 170 m3 tanks.  The slurry flows from one tank to the other by gravity.  Every tank can be by-passed to allow for maintenance on any given tank.  New inter-stage screens were recently installed in each tank to prevent carbon from being transferred with the slurry.  All tanks are equipped with agitators, compressed air lines and air distribution cones.

Carbon is pumped counter-current to the flow of slurry using vertical pumps.  Fresh pre-attritioned carbon is fed to the last tank via the regenerated carbon vibrating screen which removes carbon fines prior to feeding the carbon to the CIP circuit.

After going through the CIP circuit, the slurry proceeds to two parallel vibrating safety screens to recover any smaller carbon particles that may have passed through the inter-stage screens.  The undersize from the screens, which contain the slurry tailings, is fed into a pump box while the oversize, which contain fine loaded carbon, flows back to the fine carbon tank.

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17.1.10 Elution and Carbon Regeneration

The carbon, elution and electrowinning circuits operate in batch.  Gold loaded carbon is pumped periodically from the first CIP tank onto a screen, which returns the undersize slurry and residual cyanide solution to the same tank.  The screen oversize, containing the loaded carbon, flows into a bin prior to the acid wash column, whose purpose is to soak the carbon with hydrochloric acid for about two hours to remove inorganic contaminants and carbonates fouling the carbon.  When the acid wash is completed, the loaded carbon is rinsed with water to return to a neutral pH before transferring to the elution vessel.

From the acid wash column, the carbon is transferred into a 3-tonne capacity pressure elution column.

Elution is carried out using the ZADRA process which uses a high temperature, high pressure sodium cyanide and caustic solution to elute gold from the carbon.  The elution solution is prepared in the barren solution tank.  The barren solution is pumped through a heat exchanger and then further heated using an electric heater, then through the elution column.  The pregnant solution then flows out from the top of the elution column and cooled through the trim heat exchanger before transferring to the electrowinning cells.

Carbon from the elution column is transferred to a dewatering screen, oversize carbon feeds the regeneration kiln and undersize flows to the carbon fines tank.  At the regenerating kiln, the carbon is heated to remove organic contaminants.  The existing kiln is equipped with a 240-kW electric heater and can regenerate a maximum of 160 kg/h carbon.

The regenerated carbon, exiting the kiln, is cooled in a quench tank, and returned to the regenerated carbon screen which feeds the last CIP tank.  As required, fresh carbon will be fed to an agitated carbon attrition tank and pumped to the same CIP tank.  Carbon fines collected from the regenerated carbon screen, the kiln feed dewatering screen and other carbon transfer waters are collected in the fine carbon tank.  Bagged carbon fines are sent to a third-party smelter for processing.

17.1.11 Refinery

The cooled pregnant solution from elution is pumped to the electrolysis cells located in the refinery.  There are two electrowinning cells, running in parallel with stainless steel cathodes.  During an elution cycle, elution solution flows continuously through the circuit and a fan is used to evacuate fumes from the electrowinning cells.

When the elution cycle is over, barren solution from the electrowinning cells is pumped back to the barren solution tank and gold is removed from the cathodes by pressure washing in a wash booth.  The resulting gold sludge is pumped to a filter press.  The filter cake is dried and mercury removed in a mercury retort unit before it is mixed with flux and melted in the induction furnace.  A dust collector is used to treat the off gas from the induction furnace.  The doré ingots poured from the furnace are stored in a vault.  The retort unit and furnace are also used to treat the shaking table concentrate.

17.1.12 Cyanide Destruction and Related Reagents

CIP tailings from the safety screens undersize pump box are pumped directly to a cyanide destruction (detox) tank equipped with an agitator mechanism and a compressed air line.  In cyanide destruction, reagents and air are used to reduce cyanide concentrations to environmentally acceptable levels.  Sodium metabisulphite is used as the SO2 source.  Copper sulfate is added as needed to catalyze the reaction.  Milk of lime from the new lime slaking and distribution system is used for pH control.

With the mill throughput ramp-up, an additional detox tank is being planned for 2023.

17.1.13 Tailings

The plant is equipped with two tailings pump boxes each connected to two tailings pumps in series with a third spare set of two pumps on standby.  The plant tailings from cyanide destruction are currently being sent to the tailings pond via either of the pump boxes.

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A tailings thickener is planned for 2024, which will increase the tailings slurry density from 45% to 58%.  This will increase the amount of process water directly recycled to the operation as opposed to being reclaimed from settled tailings within the tailings management area.  The thickener is also the first stage of a paste backfill plant which is being planned for 2025.

17.1.14 Water Services

The plant is equipped with two water tanks, the grinding water tank, and the recirculated water tank.  The grinding water tank collects water from the pre-leach thickeners and will collect some of the water from the tailings thickener once it is constructed.  The recirculated water tank collects water from the tailings pond recovery basin, as well as fresh water from the Sigma Mine underground water line.

17.1.15 Air Services

To meet the expanded leach, CIP, and cyanide destruction air requirements, a third low pressure air compressor will be installed with two compressors in operation and one stand-by unit.

Plant air to the concentrator will be supplied by two high pressure air compressors with one duty and one stand-by.  Additional compressors may be required for the future installation of the paste backfill plant.

Instrumentation air is supplied by the plant air compressors.

17.2 METALLURGICAL RECOVERIES

Metallurgical recoveries in the plant have averaged 96.8% over the last year, but the plant has observed a seasonal fluctuation in recovery whereby higher recoveries are obtained during the warmer summer months. This was also confirmed in recent metallurgical testwork under varied temperatures. The expected recovery for Upper Triangle ore is 96.5%.

Expectations for metallurgical recoveries from the Lower Triangle zones (C6 through C10) are slightly lower, at 95%. This does not include the lower-grade Stockwork zone which is not considered in the current analysis.

Expectations for metallurgical recoveries from the Ormaque deposit are in line with the Upper Triangle zones at 96.5% although the presence of higher amounts of gravity-recoverable gold will require vigilant operation of the gravity recovery circuit to minimize potential coarse gold losses.

17.3 WATER BALANCE

A high-level water balance is presented in Figure 17‑2.  The balance will change with the planned addition of a tailings thickener in 2024, and then again with the addition of a paste backfill plant in 2025, as illustrated in Figure 17‑3.  Once the paste plant is in operation, all water removed from the tailings in the paste plant thickener and filter, as well as seal water used within the paste plant, will be returned to the Sigma mill.

The mill also requires an average of around 65 m3/h fresh water for reagent mixing, gland water, gravity concentrators, loaded and regenerated carbon screens as well as elution and carbon regeneration.  The paste plant will also require around 15 m3/h fresh water for flocculant mixing, gland water, paste mixer cleaning and paste line flushing.  Water from the underground Sigma mine will be used for this purpose.  The Sigma mill is also connected to city water which will be used for sanitary purposes and safety showers and serves as back-up for fresh water.

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Figure 17‑2:  High-Level Mill Water Balance (annual basis)

Figure 17‑3:  High-Level Water Balance – Future Contemplated State (annual basis)

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17.4 MAJOR EQUIPMENT LIST

Table 17‑1 lists the major equipment list with their general characteristics.

Table 17‑1:  Major Equipment List

Equipment	Characteristics
Crushing
Jaw Crusher	1120 × 870 mm, 260 kW
Cone Crusher	300 kW
Screen	2.4 × 6.0 m triple deck
Grinding
KVS Ball Mill	3.51 m × 4.27 m, 750 kW
AC Rod Mill	2.74 m × 3.65 m, 300 kW
AC Ball Mill	3.66 × 4.27 m, 930 kW
Primary / Secondary Cyclones	25 cm cyclones
Trash Screen	1.8’ × 4.9’, 30 kW
Gravity Circuit
Gravity Static Screens	1.2 m wide sieve bend (2)
Gravity Concentrators	50 cm D Knelson concentrators (2)
Shaking Table	1.3 m W × 2.2 m L (1)
Leaching and Carbon-in-Pulp
Pre-Leaching Thickeners	Two (2) 4.55 m D high-rate thickeners
Leach Tanks	11.5 m D × 11.5 m H, useful volume 1,015 m3 (2 new tanks 2500 m3 effective volume)
CIP Tanks	7.6 m D × 7.3 m H (1) and 6.7 m D × 5.5 m H (6)
Interstage Screens	4 m2 interstage screens, 7.5 kW each (7)
Safety Screens	Two vibrating screens, 5.5 kW each
Cyanide Destruction	6.7 m D × 7.3 m H, useful volume 440 m3
Carbon Circuit and Elution
Barren Carbon Dewatering Screen	Vibrating 1.2 × 2.4 m, 7.5 kW
Carbon Regeneration Kiln	400 kW electric heating capacity
Fine Carbon Filter-Press	30 m2 filtration surface
Carbon Attrition Tank	1.5 m D × 1.8 m H
Loaded Carbon Screen	Vibrating 1.2’ × 2.4’, 7.5 kW
Acid Wash Column	6 m3 capacity for 3t of carbon
Elution Columns	6 m3 capacity for 3t of carbon
Heat Exchangers	One (1) shell-and-tube, Two (2) plate-and-frame
Barren Solution Heater	(To be replaced with gas-fired heater)
Electrowinning Cells	Two electrowinning cells
Refinery
Mercury Retort System	0.3 m3 retort
Refinery Filter-Press	N/A
Induction Furnace	75 kW heating capacity

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17.5 DESIGN CRITERIA

Table 17‑2 presents the current design criteria for the Sigma process plant.

Table 17‑2:  Design Criteria

Criteria	Units	Value
General
Mine Production per Day (dry tonnes)	tpd	2,500
Mill Availability	%	95
Design Plant Throughput (at full ramp-up)	tpod	2,632
Typical Au Recovery	%	96
Crushing Plant Availability	%	75
Hourly Operating Plant Throughput	tpoh	110
Crushing
Hours of Production per Day	h	12
Jaw Crusher Closed Side Setting	mm	150
Crushing P80	mm	133
Grinding
Average Grinding Power	kWh/t	25.7
Grinding P80	µm	40
Gravity
Gold Gravity Recovery	%	14.6
Leaching
Pulp Density	%	50
Number of Tanks		7
Total Residence Time	h	> 70
Carbon-in-Pulp
Number of Tanks		7
Total Residence Time	h	>7
Carbon Concentration	g/L	20
Elution and Carbon Regeneration
Elution Capacity (carbon)	t/d	3.6
Loaded Carbon Gold Grade	g/t	3,245
Barren Carbon Gold Grade	g/t	100
Elution Temperature	°C	142
Elution Pressure	kPa	450
Cyanide Destruction
Effluent Cyanide Concentration (CNWAD)	mg/L	<1

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17.6 POWER, REAGENTS AND CONSUMABLES

17.6.1 Power

Power consumption has been estimated based on the power draw taken directly from the sub-station for the process plant currently in operation.  The electrical power currently supplied is sufficient for the mill requirements and future additions.

Future power requirements for the paste backfill plant will be analyzed based on siting, sizing, and other design parameters and may require additional power infrastructure.

17.6.2 Reagents and Consumables

Current consumption rates of reagents and consumables are presented in Table 17‑3.

Table 17‑3:  Consumption of Reagents and Consumables

Reagent or Consumable	Unit	Consumption
Grinding media (rod mill)	kg/t	0.25
Grinding media (primary ball mill)	kg/t	0.33
Grinding media (secondary ball mill)	kg/t	0.43
Sodium cyanide (100% NaCN)	kg/t	0.54
Lime (CaO)	kg/t	1.00
Flocculant	kg/t	0.25
Carbon	kg/t	0.07
Hydrochloric acid (HCl)	kg/t	0.15
Caustic soda (NaOH)	kg/t	0.20
Calcium chloride	L/t	1.00
Scale inhibitor	kg/t	0.09
Sodium metabisulphite (Na2S2O5)	kg/t	1.2
Copper sulphate (CuSO4.5H2O)	kg/t	0.25

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Lamaque Project, Québec, Canada Technical Report

 17.7 PLANT PERSONNEL

The list of plant personnel is provided in Table 17‑4.

Table 17‑4:  Planned Plant Personnel

Description	Number of Personnel
Staff
Mill Manager	1
Mill Superintendent	1
Metallurgist	1
Metallurgical Technician	1
Operations Supervisor	1
Mechanical Supervisor	1
Electrical Supervisor	1
Maintenance Supervisor	1
Surface Supervisor	1
Mechanical Planner	1
Reliability engineer (shared with mine)	0.5
Subtotal Staff	10.5
Operations
Grinding Operator	4
Solutions Operator	4
Crushing Operator	2
Reagents Operator	2
Refiner	2
Loader Operator	2
Back-up Helper	4
Subtotal Operations	20
Maintenance
Mechanic	6
Electrician	6
Carpenter	3
Janitor	1
Subtotal Maintenance	16
TOTAL	46.5

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17.8 PLANT LAYOUT

The layout of the main plant buildings, excluding the crushing and ore storage areas, is shown in Figure 17‑4.

Figure 17‑4:  Plant Layout

A second cyanide destruction (detox) tank will be installed with its agitator, air distribution system, piping, and containment area.  The existing un-used paste backfill storage silo will be dismantled, and its foundations will be used for the new detox tank.

Planning will be carried out in 2022 to determine the sizing and location for the tailings thickener and paste backfill plants.

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SECTION • 18  PROJECT INFRASTRUCTURE

18.1 SITE ACCESS AND LOGISTICS

The mine site has been in commercial production since 2018 and is located within an active mining jurisdiction close to infrastructure and resources to support operations.

The mine site is located beside a provincial highway on the eastern limits of Val d’Or. All equipment and supplies can be trucked via paved roads to the mill and via a well-maintained gravel road to the mine. Neither the mine site nor the mill site has any logistical issues and both sites can accept heavy transport from the provincial infrastructure. Rail service and YVO are near the site.

18.2 SITE INFRASTRUCTURE

The site has all infrastructure in place to support mine and process operations.  The Triangle mine was constructed in two phases, phase one which was completed in 2015 and phase two which was completed in 2017.  The Sigma mill, originally built in 1937, was refurbished in 2017 through 2018 prior to commercial production. The site has the following infrastructure:

•	Triangle mine

•	mine dry and office

•	garage

•	warehouse

•	mine ventilation facilities

•	compressor house

•	waste rock stockpile

•	slurry plant

•	cement silo

•	core logging building

•	surface fuel station

•	Sigma mill (see section 17)

•	main plant

•	covered crushed ore storage

•	crushing facility

•	warehouse

•	support infrastructure

•	regional administration office

•	exploration office and core yard

•	construction offices near Sigma mill

•	site water management and collection ponds

•	tailings storage facility

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18.3 SITE DEVELOPMENT

Integra’s acquisition of the Sigma-Lamaque Complex in 2014, provided the company with a permitted 2,200 tpd milling complex and tailings facility adjacent to the Lamaque South Property (now known as the Triangle Mining Complex).  The Sigma-Lamaque Complex also includes three portals giving access to significant underground infrastructure, a mechanical workshop, offices, a mine dry, equipment, and all mining concessions and mineral claims on the past-producing property.

In early 2015, Integra had initiated the construction of the mine at the Triangle deposit (Triangle) to support the bulk sample program proposed in the 2014 PEA.

At Triangle, infrastructure was put in place during the summer and fall of 2015 to develop an underground exploration ramp and conduct a bulk sampling program.

Land clearing, road construction and site preparation were carried out in the summer of 2015.  A 25 kV power line was erected between the Sigma site and Triangle.  Pipelines (two 6” HDPE pipes) were installed to transport water from the dewatering of the Triangle underground workings Sigma mine.  The sites were connected to Val-d’Or’s municipal water and sewage systems.  The final connection to the electric grid and the Val-d’Or water network were completed in 2016.

A portal was excavated to accommodate a ramp 5.1 m wide by 5.5 m high.

In 2017, Eldorado acquired Integra and the Triangle site was expanded to support the future production phases.  Modular buildings were added to bring dry capacity from 100 to 200 workers.  Another expansion was completed in 2018 to increase capacity to 400 workers by adding extra modular buildings.  A modular building to serve as both a technical services and administration office was added in 2017 as well as several other buildings to serve for health and safety, training, and surface personnel.  During 2017, an expansion of the garage-warehouse building was built to add two service bays, one wash bay, tripled warehouse capacity, and to add office space for maintenance personnel.  A dome building was added in 2018 to serve as a garage for underground transport vehicles to facilitate transport of personnel at shift change.  During 2017, a temporary heating unit building was built over the escape way at surface heating intake air for underground ventilation.  A buried natural gas supply line was placed to provide fuel.  A permanent guardhouse was completed at Triangle in 2018.  In 2019, the permanent mine ventilation and heating system was commissioned.  Also in 2019, a multi-service building including an air compression system and a cement plant were commissioned.

In 2018 a Certificate of Authorization was granted, allowing for the Sigma mill to operate at up to 5,000 tpd.

A new mine dry and office facility was constructed at the Triangle site to support mining operations and the complex was opened in October 2021 (Figure 18‑1).

Construction of a 2.5 km long decline (8.1 m wide × 5.1 m high) was completed December 2021 between the top of the Sigma pit (Figure 18‑2) and the 400 Level at Triangle, allowing for direct ore and waste transportation between the Triangle ore body and the mill.

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Figure 18‑1:  Triangle Surface Infrastructure

Figure 18‑2:  Sigma Process Plant Site above Decline

18.4 LOCAL INFRASTRUCTURE

18.4.1 Housing

Given the proximity to Val-d’Or, no provisions have been considered necessary for workforce housing accommodation or transportation arrangements for operations or construction activities.

18.4.2 Site Access Road

The Lamaque Project operations are located on two sites: the Triangle mine operation and Sigma mill operation.  The Sigma mill is located off Hwy 117, approximately 1.3 km east of Rue Saint Jacques on the eastern edge of Val-d’Or.  The Triangle mining operations are east of the intersection of 7e Rue and Barrette Blvd.  along the Goldex-Manitou access road, 3.6 km east of 7e Rue.

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18.4.3 Surface Electrical Installation, Distribution and Consumption

Recently, a new 25 kV, 3-phase 18 MVA overhead line from Hydro-Québec was constructed.  This line is currently feeding an outdoor substation providing power to Sigma and Triangle utilities.

The underground and mill activities are supplied by two dedicated outdoor substations with two redundant transformers and switchgears.

The current site electric power consumption is between 10-11 MW, with a forecast up to an additional 4 MW during the current life of mine for additional ventilation and dewatering systems in the mine, upgrades to the process plant, and potential for paste plant.

There is also an opportunity to re-use the old 25 kV, 3-phase 7 MVA overhead line for potential expansion projects.

18.4.4 First Aid / Emergency Services

An active emergency response plan is in place and active for both sites.

The local police authorities, fire brigade, ambulance service and hospital are, on average, 10 minutes away from the Sigma site and 15 minutes from the Triangle site.  The advantage to this proximity is the availability of public emergency services.  Each service has been contacted, notified, and documented as per the active ERP.

A mine rescue team is active and readily available on the Lamaque site at any given time.

Qualified first aid and first responders are always available on site.

18.5 TRIANGLE MINE SITE

The following infrastructure is in place at the Triangle mine site

18.5.1 Administration Building and Dry Complex

A new mine dry and administration building was put into service in October 2020.  The permanent facility is a two-story building which includes offices for administration, technical and operational services, and dry facility.  The complex also houses mine rescue facilities.  The ground floor houses dry facilities for 411 persons, (331 men and 80 women) for a gross area of 745 m².  The upper floor contains offices and additional meeting rooms.

18.5.2 Maintenance Shop and Warehouse

The surface maintenance shop is used to maintain all equipment used at the Triangle mine.  With seven access doors, maintenance work on five pieces of production equipment can take place simultaneously.  The workshop is equipped with a wash bay, two 15-tonne cranes, a tool crib, an electrical workshop, and all the tools necessary for efficient maintenance of all the equipment assets at Lamaque.  Warehouse and kitting areas are part of the building with approximately 200 m2 of floor space.

18.5.3 Core Logging Building

A core logging building was commissioned in February 2019.  It is sized to allow geology personnel to process more than 100,000 m of diamond drill core per year.  It is equipped with offices, logging room, sample reception area, sawing and water management system, lavatories, and lunchroom.  The building also houses a carpentry shop.

18.5.4 Gatehouse and Parking

A security entrance gate controlling personnel, supplies and visitors accessing the Triangle mine site.  Parking outside the gatehouse accommodates 220 vehicles.

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18.5.5 Underground Services

Underground services include the following items:

•	A maintenance shop currently which is under construction and will be completed in 2022

•	Fuel distribution from surface which will be completed in 2022

•	Slick line for shotcrete delivery

The underground maintenance shop will include the following item:

•	Heavy equipment service bay for two pieces of equipment with a 15-t overhead crane

•	Wash Bay Equipped with Oil Separator System

•	Fire Protection for the Maintenance Shop, Oil / Grease, and Tire Storage Areas

•	Garage Fire Door

•	Electrical Shop

•	Warehouse

•	Supervisor Office

18.5.6 Explosive Plant and Storage

Explosives and detonators are stored underground in two separate permitted facilities located on level 425.  The explosive storage room has a holding capacity of 135,000 kg and the detonator storage room has a holding capacity of 375,875 units.  Permits are delivered by the provincial police “Sureté du Québec” and are valid until June 30th, 2025.

A small container (2.5 m by 12.0 m) located 100 m east of the Triangle laydown area is used to store explosive wrapping and boxes.  A permitted burning facility for explosive wrapping and boxes is located on surface about 400 m west of Triangle and is used when required.

18.5.7 Fuel Storage and Delivery

Diesel fuel is stored on the eastern edge of the Triangle complex in a 50,000-liter double walled tank

Diesel fuel will be pumped underground using service holes drilled off and lined with fuel proof material.  It will be delivered to a 4,500-litre double wall reservoir located in the fuel bay of the underground maintenance garage located on level 0325.  In the future, it will be pumped further down to a fuel bay located at level 0800.  At both fuel bays, an explosion proof gasboy will be installed.

18.5.8 Contractor Dry and Offices

The former trailers used as dry facility and offices were kept in service and dedicated to contractor needs for the remaining LOM.

18.5.9 Waste Stockpile

Waste stockpiles serve as permanent storage infrastructure for the waste rock extracted from the underground mines and ramp development.  The Triangle waste pile is located close to the Triangle portal to limit transport distance.  Also available for stockpiling waste rock is the existing Sigma waste rock stockpile at the east end of the Sigma tailings management facility.

The waste stockpiles are built, permitted and are already in use.  The Triangle stockpile covers an area of 52,000 m2 for a total capacity of 400,000 m3.  When the Triangle stockpile capacity is exceeded, surplus waste rock will be trucked through the ramp to the Sigma waste rock stockpile which can receive up to 400,000 m3.

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The stockpiled waste rock will also be used to provide sterile material for the construction of the underground ramp roadbed and various backfill works at surface.

18.5.10 Mineralized Material Stockpiles

The current ore stockpile has a capacity of approximately 12,000 m3.  Ore was shipped to the Sigma mill on a daily basis using surface transport trucks.  The haulage decline was completed in December 2021 and ore from the underground is now directly hauled to the Sigma mill, and the space occupied by the ore stockpile will be put to other uses.

18.5.11 Overburden Stockpile

An overburden stockpile is in operation at the Triangle site excavation 500 m west of the portal.  The overburden material will serve for reclamation purposes at the end of the mining operation.

18.5.12 Triangle Mine Site Services

The operation has all utilities in place to support existing and future operations

18.5.12.1 Electrical Infrastructure

A power line was constructed for the Sigma mill directly to the Triangle mine site and has sufficient capacity for existing and anticipated future operations.

18.5.12.2 Potable Water and Sewage

The Triangle mine site is connected to Val-d’Or municipal services for potable water and fire protection, and sewage systems.  The connection to the municipal systems is via 2.5 km private pipelines installed between Triangle and the Sigma mill site.

18.5.12.3 Mine Service Water

A clean water sump is in operation on level 0135 (underground).  The sump collects seepage water from the upper part of the Triangle development (level 0070) close to the ventilation raises.  The sump has a capacity of over 200 m3 and water is pumped to the industrial water network to serve the mining operation.  The water is 100% provided from underground operations and generates recycled water.

18.5.12.4 Communication and IT

The Triangle mine site is connected to the public telephone service and internet.  A new VOIP telephone network was installed at Triangle.

The communication between buildings will use single mode fiber optic cable.  To allow employees to have wireless access, a network access point (WI-FI Unifi AP Pro) is installed in each of the buildings to permit cellular and computer connections.  Long Term Evolution (LTE) services are available on surface and underground.

The surface radio system consists primarily of channels with local short-distance coverage or extended coverage.  The following channels are planned for the site:

•	Security / Emergency

•	Surface Operations

•	General and Maintenance (mechanical / electrical / housekeeping / etc.)

•	Underground Operations (underground link with surface)

18.6 SIGMA MILL COMPLEX

18.6.1 Process Plant

Plant refurbishing work was completed in 2018 to bring the plant to a level suitable for commissioning and continuous operation.  In addition, as a result of recently completed upgrades, the plant now supports milling operations of up to 2500 tpd.  The plant unit operations are described in Section 17 of the report.

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18.6.1.1 Plant Equipment Upgrades

In 2020 a dome was added above the coarse ore stockpile to keep snow and rain off the stockpile which caused freezing.  The dome also reduced dust during ore handling.

Two leach tanks were recently added (one in 2020 and one in 2021).

18.6.2 Sigma Mill Site Services

The Sigma mill operation has all utilities in place to support existing and future operations

18.6.2.1 Electrical Infrastructure

The plant has all the existing infrastructure to support milling operations at a rate of 2500 tpd

The current power demand is estimated at 11 MW (11.6 MVA) from operational data which includes Triangle mine operations.

18.6.2.2 General Instrumentation

Instrumentation was fully replaced during the plant refurbishment and support operations.

18.6.2.3 Communication and IT

The Sigma mill complex is connected to the public telephone service and internet.  A new VOIP telephone network was installed at the Sigma mill.

The communication between buildings will use single mode optic fiber cable.  To allow employees to have wireless access and to permit cellular and computer connections, a network access point (WI-FI Unifi AP Pro) is installed in each of the buildings.  LTE services are available on surface.

A surface radio system consists primarily of channels with local short-distance coverage or extended coverage.  The following channels are planned for the site:

•	Security / Emergency

•	Surface Operations

•	General and Maintenance (mechanical / electrical / housekeeping / etc.)

18.6.2.4 Potable Water and Sewage

The Sigma mill complex is connected to Val-d’Or municipal services for potable water, fire protection and sewage.

18.6.3 Warehouse

A warehouse at Sigma (500 m2) supports process operations.

18.6.4 Overburden Stockpile

At the Sigma site, the overburden pile is 50 m south of the mill.

18.6.5 Gatehouses and Parking

There is an entrance gate controlling personnel, supplies and visitors accessing the Sigma mill.  Security personal in the new gatehouse monitor all traffic entering the site.  Parking can accommodate 85 personal vehicles and is directly accessed from Hwy 117.

18.7 SUPPORT INFRASTRUCTURE

18.7.1 Regional Administration Office

The regional office was relocated to a leased building on the south side of Hwy 117, approximately 500 m east of the entrance to Sigma mill. The building is a two-story building with 150 m2 per floor.

18.7.2 Core Yard and Office

The core yard is located on the south side of Hwy 117, 700 m east of the entrance to Sigma mill. The core yard is approximately 20,000 m2 with indoor facilities for core preparation and logging.

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Lamaque Project, Québec, Canada Technical Report

18.7.3 Construction Offices

The construction office, a 200 m2 prefabricated complex, was recently updated, and houses the construction department and the environmental department supporting operations. The offices are on the Sigma mill site, 350 m east of the process plant.

18.8 SURFACE WATER MANAGEMENT

18.8.1 Directive 019

Directive 019 is commonly used to analyze mining projects requiring the issuance of a certificate of authorization under Quebec’s Environment Quality Act as well as projects subject to the environmental impact assessment and review procedure. The Directive is not regulatory but defines the expectations of the Ministry of Sustainable Development, the Environment, and the Fight against Climate Change (MDDELCC) about the main activities mining. Directive 019 presents selected environmental guidelines and the basic requirements for the different types of mining activities, to prevent the deterioration of the environment and provide stakeholders in the mining sector with information necessary for the preparation of the environmental impact or repercussion study. The Directive also sets effluent discharge requirements for certain contaminants.

18.8.2 Surface Water Management

During past operations, the Sigma tailings impoundment managed its own water. Tailings were deposited in one active cell while contaminated water was collected and treated inside two of the three remaining inactive cells; the fourth cell is currently full of tailings. Water was treated for two main contaminants: total suspended solids (TSS) and cyanide. Contaminated water was first diverted / pumped into one of the two inactive cells, where solids could be settled. Once the sedimentation process was completed, water could then be diverted to the second inactive cell for cyanide treatment by exposure to the open-air (evaporation, ultraviolet rays, etc.). This form of treatment was not a continuous process but a “batch” process. Once the treatment process of a “batch” was completed, water could either be directed to the recirculation basin to be returned to the mill or transferred to the polishing pond for final monitoring. Water from seepage and runoff was collected by peripheral ditches around the four cells and is channelled to the polishing pond. Water from the dewatering of the historic Sigma-Lamaque underground mine was transferred to the polishing pond or recirculation basin. To increase storage capacity, the impoundment cells were periodically raised using in-place tailings.

The current concept consists of maximizing the existing Sigma tailings impoundment to store 4.9 Mt of tailings, from 2022 to 2027, by managing water independently from the tailings impoundment to reduce the consequences in the unlikely event of failure. The design flood will no longer be managed in the four main cells. A new water basin is proposed to be built directly North of the current TSF to store the Directive 019 flood event. During operation, water inside the cells should be maintained at as low a level as possible by being recirculated back to the mill, with the surplus water being diverted / pumped into the proposed new basin.

Contaminated water will be managed/treated in the new North basin for three main contaminants: TSS, cyanide and ammonia. Expansion to the cyanide destruction circuit will provide additional residence time and contribute to lower CNWAD concentrations in the discharge. Implementation of a water treatment plant to remove ammonia from mine dewatering waters will significantly reduce the levels of ammonia in waters at the Sigma TSF.

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Lamaque Project, Québec, Canada Technical Report

Waters will be transferred by pumping to the recirculation basin and from there to the mill, or to the polishing pond for water quality control and monitoring before being released to the environment. Water inside the cells, as mentioned, will be maintained as low as possible. The objectives are to reduce/minimize the risk of overtopping during operations as well as to minimize impacts during a potential dyke failure. A dyke failure event is very unlikely as the tailings run-out and inundation area will be minimal, due to the minimal water volumes stored in the tailings impoundment.

Water from the Triangle mine (infiltration and runoff water), as well as the mine drainage water, will be sent to a treatment system, mainly for total suspended solids and ammonia, and then sent to a polishing pond before discharge. Runoff water from historic Lamaque pit is managed in an underground mine stope. The water from historic Sigma-Lamaque underground mine stope, as in previous water management strategies, is transferred by pumping to the recirculation basin for milling process, or to the polishing pond to be discharged to the environment.

A summary of the water management system is presented in Figure 18‑3 in a form of a flow diagram.

Figure 18‑3:  Overall Water Management Schematic (Future State)

18.9 TAILINGS STORAGE FACILITIES

18.9.1 Reclaim Water

Currently, the Sigma tailings impoundment has a double functionality: as storage for the Directive 019 design flood of the Sigma impoundment area, as well as water treatment, using natural degradation processes including ultraviolet (UV) degradation of cyanide from natural daylight.

Water in the cells will be maintained as low as possible by diverting to the recirculation basin to be returned to the mill to be used as process water. Surplus water will be treated for TSS, cyanide and ammonia during normal operations in the new North basin. Once the treatment process is completed, water proceeds to the polishing pond for final monitoring before being discharged into the environment.

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A new insulated, heat traced pipe will allow the recirculation process to also take place during the winter. This will reduce the cost of water treatment, and it is beneficial to reduce the amount of water present in the TSF especially during the spring snowmelt.

18.9.2 Tailings Deposition Plan and Dyke Raises

The current tailings impoundment area is located in the northern sector of the Sigma Mine, immediately north of the open pit and railway. The tailings impoundment consists of four cells: B-1, B-2, B-4, and B-9 (refer to Figure 18‑4). The main structures include:

•	West dyke

•	South dyke

•	North dyke

•	East dyke

•	Median dykes 1, 2 and 3

•	Operational / Emergency Spillways

•	Peripheral Ditches

•	Recirculation Pond and a Polishing Pond

The dykes of the tailings impoundment were originally built and raised periodically with tailings. At the cessation of mining operations by Century Mining Corporation, tailings deposition was within cells B-1 and B-2, while the B-4 and B-9 cells were used only for storage of excess water. No tailings have been deposited within the tailings impoundment from May 2012 to December 2018. The facility has been used for tailings storage since production began in 2019.

Three dyke raises were carried out between 2018 and 2021 to increase the storage capacity of the TSF for tailings and water management as well as to stabilize the infrastructures up to current stability standards. The raises are detailed as follows:

•	Phase 1, 2018 – Raising of cell B-2 from elevation 318.5 m to 320 m for additional tailings capacity and berm construction for the TSF to stabilize for static loading

•	Phase 2, 2019 – Raising of cell B-1 and B-2 from elevation 320 m to 322 m for additional tailings capacity and berm construction for the TSF to stabilize for seismic loading

•	Phase 3, 2021 – Raising of cell B-4 and B-9 from elevation 320 m to 321.5 m for additional water management capacity

The mentioned dyke raises were also carried out to be compliant with the required design flood from the Directive 019 (MDDELCC, 2012), the tailings impoundment must be able to handle a design flood event, which is a 24-hour rainfall event with a 2,000-year recurrence, combined with a 30-day spring melt event with a 100-year recurrence. In addition to tailings storage, the tailings impoundment with the proposed dyke raises have sufficient capacity to handle and store the legislated flood.

The current Sigma tailings impoundment meets the required factors of safety specified in Directive 019 under static conditions. Under dynamic conditions, seismic analysis was completed using FLAC numerical modeling software for analysis of soil-rock interactions; the displacements obtained on the critical sections are lower than the maximum displacements acceptable on the dykes, according to the recommendations of the Seismic Design Guidelines for Dikes provided by the Ministry of Forests, Lands and Natural Resource Operations (2014).

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Figure 18‑4: View of the existing Tailings Impoundments at the Sigma Mine

Considering the current concept of maximizing the Sigma tailings impoundment from 2022 to 2027, a high-level tailings deposition plan model was developed, (refer to Figure 18‑5 to Figure 18‑7). Based on the current planning, tailings deposition pumped through a 200 mm HDPE pipeline to be spigotted mainly along the crest of the cells. Spigotting will progress from the West to the East, completing B1 and B2 first and will progressively continue at B4 and B9, once the North Basin would be operational.

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Figure 18‑5: Tailings Deposition Plan View (2022 – End of 2023, Deposition in B1 and B2)

Figure 18‑6: Tailings Deposition Plan View (2024 – end 2025, deposition in B4 and B9)

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Lamaque Project, Québec, Canada Technical Report

Figure 18‑7: Tailings Deposition Plan View (2026 to 2027, deposition in B4 and B9)

With consideration for the tailings planning for the Sigma tailings impoundment, the following sequencing/planning for dyke raises from 2022 to 2027 is proposed (Table 18‑1):

Table 18‑1: Tailings Planning and Sequence of Construction

Year	Tailings Planning and Sequence of Construction	Capacity Increase (Mt)	Cumulative Capacity (Mt)
2022	Raising B-1 and B-2 from elevation 322 m to 323.5 m Tailings deposition at B-1 and B-2 (2022 to 2023)	0.9	1.6
2023	Construction of the North Basin Tailings deposition at B-1 and B-2 and progressively transfer to B-4 and B-9 (2023 to 2025)	1.8	3.4
2025	Raising B-4 and B-9 Continuation of tailings deposition at B-4 and B-9 (2025 to 2027)	1.5	4.9

The proposed deposition plans, and associated construction sequence would allow the Sigma tailings impoundment to operate from 2022 to 2027, and storage of up to 4.9 Mt of tailings, and manage water outside of the TSF.  This concept presents several advantages such as:

•	Lower risks during operation

•	Significantly reduces standing water on surface and lowers likelihood and consequences of a dam breach

•	Higher capacity for tailings storage inside the TSF with the potential for additional lifts

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18.9.3 Water Treatment (Future)

New regulations regarding effluent discharge quality are expected to be legislated in Quebec.  To meet the new guidelines a water treatment plant has been included in the mid-term planning for the operation, focused on removing ammonia from the underground mine dewatering waters.  Ammonia is the most significant contaminant with respect to overall effluent water quality.

Treatment is based on a high-level concept consisting of a moving bed biofilm reactor (MBBR) for removal of up to 50 mg/L of ammonia at a nominal capacity of 100 m3/hr, as illustrated in Figure 18‑8.

Figure 18‑8:  Conceptual Water Treatment for Ammonia Removal from Mine Dewatering Waters

18.10 LOWER TRIANGLE INFRASTRUCTURE ADDITIONS

The following additional infrastructure is planned for mining in Lower Triangle (zones C6 and below).

18.10.1 Paste Backfill Plant

Construction of a paste backfill plant will improve mine backfill productivity and reduce the mobile fleet required for cemented backfill.  This in turn will reduce the ventilation requirements to support future underground operations.  The paste backfill plant would also allow for approximately 40% of the tailings to be disposed of underground and increase the life of future surface tailings management facilities.

The new paste facility will use Sigma mill tailings that will be dewatered, mixed with cement, and pumped to the Triangle mine stopes.  Tailings not used as paste will be pumped as thickened tails to surface facilities.

Initial laboratory test work for paste was carried out on tailings samples in early 2018 to determine the amenability to liquid-solid separation and to determine a preliminary paste recipe for the surface disposal.  A new study is being completed to confirm the results and look at additional paste recipes.

Based on available results, the tailings are amenable for the thickening process.  The tailings have a poor response to vacuum filtration, mainly due the fine particle size distribution, so pressure filtration is the selected dewatering solution.

The paste backfill plant is composed of thickening, filtration, mixing and paste pumping areas.  The plant is designing to take up to 100% of the Sigma mill tailings stream.  The major equipment includes filter presses, paste mixer, and positive displacement pump that will be able to deliver the paste for deposition in underground stopes.

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When the paste backfill plant is not operating, the thickened tailings will be pumped to the surface tailings facilities.

18.10.1.1 Paste Plant Design Criteria

The paste plant is designed to treat up to 2,700 tpd, slightly above the Sigma mill capacity to allow the system to catch up from downtime or pipe relocations.

Table 18‑2 presents the main design criteria.

Table 18‑2:  Paste Plant Design Criteria Summary

Parameter	Unit	Value
Tailings Production	t/d	2 700
Paste Plant Availability	%	65
Proportion of Tailings for U/G paste	%	40
Underground Paste Characteristic
Solid Content	%	74.42
Binder Content (average)%		3.5
Binder Type		Slag / cement
Paste Production (instantaneous)	m³/h	85

18.10.1.2 Paste Plant Process Description

Detoxified tailings will be used to produce the paste backfill.  Since the design of the paste backfill plant is dependent on the material properties of the tailings, preliminary testing was conducted to determine the potential paste recipe for underground disposal.

The paste backfill tonnage was determined and calculated based on the utilization of all tailings produced by the process plant at an average incoming dry solids rate of 2,700 tonnes per day.

The tailings streams will feed the paste plant thickener from the cyanide destruction tank.  The tailings slurry is characterized by a solids content of 46.5%, solids specific gravity of 2.80, and a particle size distribution of 80% passing 41 microns.

The thickener will increase the tails solid content from approximately 46.5% to 58%.  A flocculant preparation unit will be installed at the paste plant facility.  The thickened tailings will be pumped to an agitated filter feed tank to manage fluctuating flows and brief stoppages.  The agitation in the tank will enable homogenization prior to filtration.

The tailings will be pumped from the feed filter tank via a filter feed pump.  A second filter feed pump will be installed as a backup for the filter.

Filtration will increase the slurry density from 58% solids w/w to 82%.  Filter press parameters were defined based on filtration test results.

Filter cake will be discharged from the filter plates and clean process water used to wash the filter cloths.  The cloth wash and the core wash water will be provided from the tailings thickener overflow tank.  All water used for core and cloth wash will be returned to the filtrate tank and sent back to the tailings thickener.  The filtrate tank has a risk of solids deposition.  An agitator will be installed to keep the solids in suspension.

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Filter cakes from the filter press are discharged onto a belt conveyor to fill a cake hopper.  A belt feeder will continuously extract the cake from the hopper to feed the paste mixer conveyor.  This belt conveyor will be equipped with a scale and will be operated continuously to feed the paste mixer.

Cement will be stored in a silo adjacent to the paste backfill plant.  The silo will be equipped with a dust collector as well as a screw feeder conveyor discharging onto a weigh belt conveyor to control the binder addition.  An additional dust collector will be installed close to the weigh belt conveyors and the mixing tank chute for dust control.

A twin shaft paste mixer will be used to combine the various constituents into the final paste product.  The filtered tailings cakes will be mixed with the premixed cement and water so that the discharge from the mixer is a consistent paste slump at a desired 70-73% solids depending on the paste recipe.  The paste mixer will be equipped with a high-pressure wash unit.

The paste will then be discharged from paste mixer through a paste hopper.  A positive displacement pump will be installed, to pump the paste to the Triangle mine.  Two boreholes connected to a common distribution network will be drilled from the paste plant to the new decline ramp to provide access to the underground Triangle mine.

Figure 18‑9 presents a simplified flowsheet

Figure 18‑9:  Paste Plant Simplified Flowsheet

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Paste backfill freshwater requirements (i.e., gland seal water, flocculant preparation, paste mixer wash water) will be provided by the underground mine dewatering process.  A freshwater tank will be installed at the paste backfill plant to supply fresh water to all systems.

The paste plant process water will be used for core and cloth wash, piping network cleaning and paste water makeup.

The filtrate from press filtration will be pumped into the thickener feed.  Excess process water will be pumped to the Sigma mill process water tank and used in the grinding circuit, as needed.

18.10.1.3 Paste Plant Electrical Distribution

The power demand for paste backfill plant has been estimated at about 1,500 kW (1,750 kVA), with 250 kW (290 kVA) required on emergency power source.

To meet the anticipated electrical power needs of the paste backfill plant project, it is proposed to install one 2,500 kVA electrical transformers (4,160V to 600V) inside one of two electrical rooms in the paste backfill plant building.  Power will come from the existing 4,160V switchgear (00-CDP-411), located inside the concentrator’s electrical room No. 1.

18.10.1.4 Paste Plant Automation and Instrumentation

An insulated prefabricated control room is planned to be installed inside the paste backfill plant building.

A fiber optic link with the concentrator will be installed into the pipe rack to allow availability at the paste backfill plant for automation (PLC, HMI), fire alarm, cameras, corporative, and phone networks.

A new communication control cabinet will be installed in the second electrical room.

The control system is designed with the main PLC cabinet, located inside the second electrical room.  This PLC will control all instruments inside the building.  All instrumentation models will be the same as used in the concentrator.

18.11 ORMAQUE INFRASTRUCTURE ADDITIONS

Additional underground and surface infrastructure will be required to support mining at Ormaque from the Sigma-Triangle  portal.

18.11.1 Mine Dry

The mine dry will be a prefabricated one-story structural steel building.  The main function of the facility is to accommodate mine operations personnel and provide an area for showering and changing into and out of work clothing.

The building will include the following areas.

•	Dry areas for men and women with showers, sinks, toilets, urinals, and baskets.

•	Lunchroom with kitchenette, sinks, janitor’s closet, seating, and tables.

•	Planning and training / meeting room capable of accommodating 60 people.

•	Containers for emergency rescue, lamp room, personal protection equipment, and dispatch.

The dry facility will include 21 benches and 200 baskets.

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18.11.2 Maintenance Shop and Warehouse

A truck maintenance shop will be constructed on surface for servicing haulage trucks and major repairs to mine mobile equipment.  The shop will include service, a repair bays, welding bay, and an electrical bay.  The main function of the facility is to complete preventative maintenance on mobile equipment, including the activities listed below.

•	Weekly interval inspection and servicing

•	Hour interval preventative maintenance

•	Major services and component replacement (engines and transmissions)

•	Tire replacement and wheel rim service

Additional workshop space will be required for the following services.

•	Dewatering pump maintenance

•	Electrical / instrumentation maintenance and rebuilds

General workshop features are listed below.

•	Preventative maintenance bays with ramps to facilitate equipment servicing and repair work.

•	Overhead bridge crane.

•	Welding area equipped with screens attached to the east end of the shop with a roof and no walls.

•	Lubrication / waste oil storage area using intermediate bulk containers.

•	Compressed air.

•	Trash disposal area that includes a containerized bin system with provisions to

•	handle hazardous waste.

•	Hose shop to store hydraulic hose rolls which require dry, dust-free storage.

•	Fire protection and suppression system.

A warehouse will be located beside the truck maintenance shop to house materials for the mine and spare parts for mobile equipment.

18.11.3 arehouse

The main warehouse will be located on surface adjacent to the maintenance shop.  All materials required at the Ormaque mine will be delivered to the warehouse and stored accordingly.  Routine mine consumables and spare parts related to the routine servicing of mine mobile equipment will also be stored at the main warehouse.

General warehouse features are listed below:

•	Mine personnel parking

•	Lobby / service area

•	Warehouse small parts storage

•	PPE storage

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•	Removable bollards

•	Rear laydown area for large equipment

•	Three Roll up access doors

•	Emergency exits and roof access

18.11.4 Underground Infrastructure

18.11.4.1 Pump Stations

The pump stations support the mine development campaign to collect decline inflows.  The dewatering systems are designed to handle dirty water.  The dewatering systems are designed and constructed to support the steady state water discharge requirements and are configured in a single pump per station design.  Since all the sump bays are designed to handle the same volume and discharge heads, redundant pumps will be available at surface storage location ready to be installed is case of pump failure or wear.

The steady state dewatering rate requirement is presently projected to be 81.7 m3/hour (63.0 m3/hour inflow, 19.5 m3/hour service water, and 2.1 m3/hour flush water from backfill, less 2.1 m3/hour water losses).  Design of the dewatering systems will be 1.5 times the estimated inflows to account for any surge inflows (63.0 * 1.5 = 94.5 m3/hour [+ 19.5 m3/hour]).

There are two pumps in series of equal capacity, each series capable of handling all the expected surge flow and service water requirements.  The dewatering rates listed are estimated based on the water inflow information at Triangle, and the current mine development plan as of the fourth quarter of 2021.

18.11.4.2 Sumps

Pocket sumps are to be relatively shallow excavated sumps, only large enough to place a submersible pump to transfer water to the next higher sump.  These are typically placed every 18 m vertically along the development decline so dewatering can be accomplished while a primary dewatering sump can be constructed.  Pocket sump pumps are moved to a lower sump once a primary pump station is installed and bypasses their location.

Pump station sumps are designed to minimally settle solids and pass the water to a primary sump.  These are elongated pocket sumps that have greater capacity to settle a limited amount of solids

Primary sumps are designed to store water for a limited time to ensure the slurry pumps have sufficient Net Positive Suction Head required (NPSHr) to operate efficiently.

Borehole sumps are designed to collect water on a development level and pass that water to the next lower level.

18.11.4.3 Underground Workshop and Wash Bays

Workshops and wash bays will be constructed in the mine to be used to complete minor repairs and oil changes on mobile equipment that do not typically travel to surface (drill jumbos, bolters, and longhole drills).  Service fluids will be provided using a mobile lube service truck.  Lubricants will not be stored in the mine.

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The workshop will be equipped with the following services and equipment.

•	Compressed Air

•	Service Water

•	Lighting

•	Telephone

•	Concrete Floor

•	Work Bench

•	Part Storage

•	Fire Door

•	Welding Table and Exhaust Hood

The wash bay will be equipped with a pressure washer, the following services, and equipment.

•	Compressed Air

•	Service Water

•	Lighting

•	Concrete Floor

•	Oil / Water Separator

•	Sump with pump

•	Access Platform

•	Overhead Monorail Crane

18.11.4.4 Shotcrete

Shotcrete will be delivered from surface or via the infrastructure at Triangle.

18.11.4.5 Explosives Magazine

Explosives and detonators will be stored underground in two facilities.  The explosive storage room will have a holding capacity of approximately 60,000 kg and the detonator storage room will have holding capacity of 100,000 units.  Permits will be applied for with the provincial police “Sureté du Québec”.

A small container (2.5 m by 12.0 m) will be located at the laydown area to store explosive wrapping and boxes.  A permitted burning facility for explosive wrapping and boxes is located about 400 m west of Triangle and is used when required.

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SECTION • 19 MARKET STUDIES AND CONTRACTS

19.1 MARKET

19.1.1 Market Studies

Eldorado currently sells gold doré from the Lamaque operation hence no formalized market study was completed in respect to future gold production from Lamaque.  The market for doré is well established and accessible with many operating refineries in eastern Canada.  Doré bars produced at Lamaque are currently sold to a certified refineries in Ontario and Quebec.  Gold is sold on the spot market, in 2021 the Lamaque operation realized an average selling price of US$1,795 per troy ounce.

19.1.2 Price

The price of gold is the largest single factor in determining profitability and cash flow from operations.  Therefore, the financial performance of the project has been, and is expected to continue to be, closely linked to the price of gold.  Reserves have been determined at a gold price of US$1,300 per troy ounce.  The technical report has been completed based on a gold price of US$1,500 per troy ounce.

19.2 CONTRACTS

Lamaque has no contracts or hedging in place regarding gold sales; gold is sold at spot price.

The operation has contracts and purchase agreements that are in place including power, cyanide, diesel, and explosives. There are services agreements in place; mining contracts for long hole drilling to support production, and for the development of an exploration drift for the Ormaque zone; and two exploration contracts in place for exploration from surface exploration and separately from underground.

All contracts in place are at market rates and fall within industry norms.

19.3 TAXES

19.3.1 Income Tax

The current corporate taxation for Quebec corporations a combined 26.5% (15% Federal and 11.5% Provincial) through the year 2021.  Depreciation is based mostly on a unit-of-production calculation according to International Financial Reporting Standards (IFRS).

Depreciation is based mostly on a unit-of-production calculation in IFRS reporting.

19.3.2 Quebec Mining Tax

Mining operations in Quebec are subject to a mining tax based on the gross value of the operations annual output based on profit.  The tax rate is a progressive tax on profit margin shown in Table 19‑1.  The profit margin is the operator's annual profit divided by the gross value of the annual output.  Expenses reasonably attributed to the mining operation along with depreciation, development, and exploration can be applied; the calculations are readily available and posted by Revenu Quebec. A minimum mining tax rate is 1% on the first $80 million mine-mouth output value and 4% for output over $80 million is applicable.

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Table 19‑1:  Quebec Mining Tax rate

Profit Margin		Tax Rate
First Segment	0% to 35%	16%
Second Segment	More than 35%, up to 50%	22%
Third Segment	More than 50%	28%

Page 19-2

SECTION • 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 REGULATIONS AND PERMITTING

The Quebec mining industry is subjected to federal and provincial laws and regulations.  Both levels of government regulate environmental assessments and operation outputs to the receiving environment.  EGQ provides simultaneously the project description to Quebec’s provincial and municipal authorities, namely the Ville de Val-d'Or, in such a way that the municipality can provide its consent to the Provincial level in an efficient manner.  This synergy also allows the Ville de Val-d'Or to receive the various applications for municipal permits specific to municipal regulations from EGQ without issue, as it was previously informed by the joint project notice.

20.1.1 Federal Regulations and Permitting

The federal regime of environmental and social assessment (ESA) for the Project is established by the Canadian Environmental Assessment Act 2012 (CEAA 2012).  The regulations designating physical activities, lists the construction and operation of a gold mine with a production capacity of 600 tonnes per day (tpd) or more as a designated project for which a description must be submitted to the Canadian Environmental Assessment Agency (CEAAg).  The same applies to the expansion of an existing gold mine that would result in an increase in mine operations of 50% or more or a total production capacity reaching 600 tpd or more.

EGQ submitted a preliminary project description to the CEAAg to ensure compliance with the CEAA 2012.  Upon review of the preliminary project description, the company was informed on September 29, 2014, by the CEAAg that the combined Sigma-Lamaque mine and mill complex, and the Lamaque South Project (triangle zone) would not be subject to a federal ESA.  This was due to the fact that surface disturbance at the Lamaque South Project accounted for only a small fraction of the combined land package (Lamaque South Project and the Sigma-Lamaque mine and mill complex).  As a result of the EGQ’s acquisition of the Sigma-Lamaque mine and mill complex and its integration as part of the Lamaque South Project, the CEAAg in 2014 considered the Project as an expansion that would result in an increase of less than 50% of the area of the mine operations.  The current 2,650 tpd mining rate obtained in March 2019 for the Triangle mine from the Provincial MOE, and joint authorization was obtained simultaneously for the 3 km ramp project which was completed in 2021.

Since November 25, 2013, the federal Fisheries Act prohibits disturbance of fish habitat without authorization when a project could potentially entail serious harm to fish that are part of a commercial, recreational, or Aboriginal fishery, or to fish that support such a fishery.  The waters located on the Lamaque South Property do not directly support a commercial, recreational, or Aboriginal fishery, nor do the fish species indicated during the baseline survey performed on the Lamaque South Property support such a fishery.  Therefore, an authorization pursuant to section 35(2) of the Fisheries Act, was not required for this Project.

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A request for clarification was requested in 2019 for the small expansion of the north-west part of the Sigma tailings facility (“Sigma TSF”) and Fisheries & Oceans Canada clearly expressed the company’s non-subjugation.  This exclusion was reiterated in November 2021 by DFO for the future north basin project to be constructed northwest of the Sigma TSF in 2023.

The Metal Mining Effluent Regulations (MMER) pursuant to section 36 of the Fisheries Act, and administered by Environment Canada, will apply in some form.  The final effluent quality has been submitted since 2014 for toxicity and deleterious substances testing as the Environmental Effects Monitoring Program will continue to apply; six annual cycles were presently and are fully completed, the seventh was sent to ECCC in March 2021 was evaluated and accepted in July by the same federal agency.

There are nuclear probes used as density meters in the Sigma mill that are registered by the Canadian Nuclear Safety Commission (CNSC).  Permits were updated and all involved employees were trained according to the CNSC standards.  Two Radiation Safety Officers (RSO) are on duty.

20.1.2 Provincial Regulations and Permitting

20.1.2.1 Environmental Quality Act

Key provincial permits were obtained for the construction and the operation of the mine in 2017-2018.  The same rule applied for the complete renovation and operation of the Sigma mill and its tailings storage facility (Sigma TSF).  EGQ achieved commercial production in the second quarter of 2019.

MELCC or is the Québec entity responsible for environmental protection and the conservation of biodiversity to improve the environmental quality of life.  This department is responsible for the control and enforcement of laws and regulations concerning environmental protection, including the analysis of application to certificates of authorizations and other permits.  The department also regulates the prevention or reduction of the contamination of water, air, and soil, drinking water quality, measures against climate change, as well as the conservation and protection of wildlife and its habitats.

The applicable provincial ESA regime is set out in Chapter I of the Environment Quality Act (EQA) of Québec, which establishes the provisions of general application.  Chapter II outlines the provisions of the territory covered by the James Bay and Northern Québec Agreement.  The Lamaque South Project is located south of that territory so that only Chapter I is of interest for the Project.

The main sections of Chapter I of the EQA associated with obtaining certificates of authorization or other permits are section 22 (most of industrial activities that may contaminate), section 31.1 (environmental and social assessment process), section 32 (drinking water and domestic wastewater) and section 48 (atmospheric emissions).  As well, now that the Project encompasses the Sigma-Lamaque mine and mill complex (processing plant with waste rock storage area, tailings impoundment area and associated water treatment facility), the Company, subject to a de-pollution attestation under section 31.11 of the EQA, sent this document in 2018 to the MELCC.  This document is renewable every five years and identifies the environmental conditions that must be met by the industrial facilities when carrying out its activities.

This attestation compiles all the environmental requirements related to the operation of an industrial facility already stated in the former CofA.  The operator of an industrial facility must apply for a de-pollution attestation within 30 days following the issuance of the CA under section 22 of the EQA for the operation of its mine project.  Once the attestation is issued, annual fees are applicable on mine operation rejects in the environment.  The fees are calculated on contaminant load to air and water and tonnage of stored industrial waste on land, sludge, waste rock and mill tailings.

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The Bureau des audiences publiques en Environnement (“BAPE”) Regulation – the legal governmental body that manage all official environmental public hearing in the province – stated that the BAPE process does not apply to an increase of the maximum daily extraction capacity of a metal ore mine existing on March 23rd, 2018, even whereas a result of that increase is equivalent to 50% or more of the then authorized maximum daily extraction capacity.  The Mining Lease BM-1048 was effectively delivered on March 14th, 2018.

Subsequently, two CofA were revised and received :  i) the Lamaque Mining CofA allowing the increase of the mining rate from 1,800 to 2,650 tpd and the development of the underground decline connecting the Triangle mine site to its Sigma metallurgical plant, ii) the Sigma milling/crushing CofA, both of which were harmonized at 5,000 tpd as the previous crushing CofA was previously capped at a rate of 3,000 tpd.

The crushing rate of 3000 tpd at Sigma was harmonized with the Sigma mill's operating rate historically set at 5000 tpd from the CA#28 amendment.  This metallurgical harmonization of the two primary functions of the Sigma mill was agreed to by the MELCC on January 28th, 2020, with the renewal of CA#28 which were both logically harmonized at 5000 tpd.

A strategic decline, approximately 3 km long, was mined to allow a straight-line underground transportation of the gold ore from the mine site to the mill instead of using a 17 km circuit on the surface using public roads.  Electrical heavy equipment will be gradually used replacing the fuel engine fleet currently in use to create an environmental carbon-free ramp between the two operational units of EGQ.  As mentioned previously, this CofA amendment also allowed a strategic increase of the extraction rate at Triangle Mine from 1800 tpd to 2650 tpd agreed by the Provincial MOE (MELCC) on23 March 2020.

On 01 July 2020, the two previous sister companies that managed the two operational units of the joint venture (Lamaque mine and Sigma mill) were merged under a new corporate name, (EGQ).  Moreover, on 01 July 2021, EGQ acquired its immediate eastern neighbor, QMX Mining Corporation.

Other permits and authorizations from both the MERNand the MELCC, Régie du Btiment (Quebec Construction & Petrochemical Agency), Hydro-Québec and the MFFP, for various components of the overall project development work are required.  These applications were previously submitted as part of the ongoing process of developing the site and are not anticipated to impact the Project schedule because all these authorizations were received in 2018 through2019, mainly for the capacity increase and expansion of the Sigma TSF and its static / seismic (dynamic) upgrades to support legally the mid-long term production strategy of EGQ.

The main 2020 through2021 projects for EGQ were the construction of the run of mine ore dome as well as the two additional leach tanks at the Sigma mill.  In addition, refurbishment of the tailings pipelines linking the Sigma mill to the Sigma TSF was completed.

In 2020, an amendment of the Triangle Mining CofA was completed to allow for the construction of a decline that will allow the -380 m underground link from the Triangle mine site in the south to the northern Sigma metallurgical plant at the surface and the straight-line transportation ore over three kilometers between the two operations.  The inauguration of this decline took place on 14 December 2021.

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20.1.2.2 Permitting for 2022

The major 2022 permitting efforts planned are associated with the Sigma TSF Phase IV lift and the extension of the parking lot at the Triangle mine.

EGQ will apply for a CofA renewal for the optimization of the Sigma TSF commonly designated by “Phase IV” to allow the continuation of the milling operations.  A significant water management strategy, also developed in 2021 with the support of an independent panel of tailings management experts (ITRB), will drastically reduce the volume of water the Sigma TSF holds surface in its cells.  This water volume will simply be transferred to a surface for storage in a newly constructed pond (north basin) planned for 2023.

All water from the mill tailings pulp, dewatering of the historic Sigma-Lamaque UG mine, industrial waters from both the Triangle mine site, and the Sigma metallurgical plant will be channeled to a strategic single point called the “Sigma Effluent” where the quality control of the final legal effluent is facilitated.

This optimized strategy endorsed by, the Independent Tailings Review Board (ITRB), will ultimately optimize the volume capacity of the Sigma TSF with yearly phases of consolidation and efficient water management.

Finally, one of the three major Reclamation & Closure Plans of EGQ was endorsed by the MERN on 14 January 2022.  The latter was the Sigma Plan (No 8341-0184) and financial security bonds totalizing CA$ 7.51M will be sent to the Provincial MNR according to law.  The plan covers the closure and post-closure management requirements in the northern sector of EGQ.

The "Lower-Triangle" zone described above is already fully covered with all the necessary environmental authorizations required by the Provincial MOE.  CofA 7610-08-01-70182-29, allows mining of all the Triangle zones, this CoA was received in 2018 and later renewed in 2020.

An update of the BM-1048 mining lease will eventually be required as the deposit at depth bifurcates to the north and may continue outside the footprint of the current lease.  Through the Quebec government's omnibus bill 103, it is planned to incorporate administrative improvements allowing any increase in the surface area of existing leases in the Mining Act (M-13.1) and EGQ will therefore take advantage of its provisions once adopted.

The new Ormaque deposit is included in Sigma's CoA #31 (7610-08-01-70095-31), the geographic coverage includes the Ormaque and Parallel deposits and allows for mining at a maximum rate of 2500 tpd.  No mining lease is required as this deposit coincides with the company's historical mining concessions.

Engineering studies required by the Provincial MOE will be commissioned in 2022 to provide certainty to this ministry regarding geochemical, geotechnical, and hydrogeological characterization beyond the 12 level (-453 m), the CofA #31 already allows the Ormaque deposit to be mined to this depth.

20.1.2.3 Mining Act and Associated Regulations:

The application for a mining lease must be accompanied by a survey of the parcel of land involved, a project feasibility study, and a scoping and market study regarding processing in Québec.  Unlike metal concentration, which is considered as ore treatment, gold refining is considered as metal processing.  Also, according to the Quebec Mining Act, a public consultation was held in Val-d’Or to support the mining lease request and received March 14th, 2018.

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The Mining Act also stipulates that a mining lease cannot be granted until a rehabilitation and reclamation plan (or closure plan) is accepted and a CofA for mining required under the EQA has been issued.  When the closure plan is accepted, proponents have 90 days to make first payment of the security deposit of 100% of the estimated cost of reclamation work.  Payments are distributed over 3 years, i.e., 50%, 25% and 25%.  Rehabilitation and reclamation work must begin within three years after operations cease.  MERN may on exception require work to commence before this deadline, and it can authorize an extension.  An initial extension may be granted for a period not exceeding three years, and for additional periods not exceeding one year.

Eldorado Gold Quebec is managing three distinct Remediation & Reclamation Plans (RRP) as follow in Table 20‑1.

Table 20‑1:  Remediation & Reclamation Plans

RRP No	RRP Name	Acceptance	Renewal	Surety Bonds CA$
8341-0184	Sigma (mill + TSF site)	Jan 14, 2022	Jan 14, 2027	7,514,829
8341-0199	Exploration	Feb 07, 2022	Feb 07, 2027	567,664
8341-0247	Lamaque South (mine site)	Feb 28, 2018	Feb 28, 2023	1,918,600

As shown, the Reclamation & Closure Plan for the mine site is planned in 2023 for its 5-years legal renewal.  Based on recent evaluation performed in December 2021 by an independent firm, the cost for the PRR Lamaque South (Triangle) is now CA$ 2,492,160.  According to this recent evaluation, the total closure cost (ARO) for these three RRP, including the additions related to the Ormaque deposit and the whole Triangle deposit (upper and lower sections) are estimated at CA$ 11,197,760.

These three RRP follow the strict guidelines for preparing mine closure plans in Québec, last published by the Provincial MERN in November 2017 (ISBN 978-2-550-79804-0 PDF), covering the entire project life cycle, including post-closure monitoring (physical stability, environmental, agronomical), maintenance programs, and the Emergency Response Plan prior to any approval.

Since 1982, government authorities do not issue mining concessions but recognized active concessions as equivalent to mining leases.

20.2 CONSULTATION ACTIVITIES – SOCIO ECONOMIC SETTING

20.2.1 Sustainability Integrated Management System – Toward Sustainable Mining Compliance

Eldorado is committed to responsible mining and sustainability excellence, from providing safe, inclusive workplaces and engaging with our stakeholders, to ensuring healthy environments and growing local communities where we operate.  Responsible mining practices are embedded in Eldorado’s Values which are the behaviors that ignite our culture:  integrity, courage, collaboration, agility, and drive.  Consistent with our Values, the Eldorado Sustainability Integrated Management System (SIMS) is an integral part of our mission to build a sustainable, high-quality business in the gold mining sector.

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Sustainability Integrated Management System (“SIMS”) are our minimum performance standards and includes discipline specific standards for occupational health and safety (OHS), environmental performance, social performance, and security.  It also includes general standards covering areas like risk, crisis, and contractor and supply chain management.  SIMS is aligned with the requirements of:

•	World Gold Council’s Responsible Gold Mining Principles

•	Mining Association of Canada’s Towards Sustainable Mining (Level A)

•	Voluntary Principles on Security and Human Rights

•	International Cyanide Management Code

The objective of SIMS is regulatory compliance, compliance with Eldorado standards, compliance with voluntary commitments, responsible risk management, and continuous improvement.  Where local legislation or regulation exceeds the requirements of these standards or vice versa, the site is expected to meet the more stringent requirements.  The program was launched in 2021 and is currently being implemented at Lamaque.

The Lamaque Project commenced commercial production in 2019 and began to work towards implementation of the Mining Association of Canada’s (“MAC”) Towards Sustainable Mining (“TSM”), a condition of Eldorado’s membership in MAC.  Lamaque’s first external verification against TSM will be conducted in 2022.

20.2.2 Socio-Economic Setting

In 2014, an investigation of socio-economic information was carried out for the Lamaque South Project (now known as the Triangle Mine) as part of an environmental baseline study.  SIMS requires social baseline information to be updated to reflect material project changes or every three years, and so a new social baseline study was conducted in 2021 by an independent third party.  Interviews with key stakeholders were conducted to support the information gathered during the literature review.

The research and findings presented in the following sections are intended to assess and understand:

•	The social context in which EGQ sites operate, including economic, cultural, education, and health indicators.

•	Demographic characteristics of local communities, including identification of Indigenous and vulnerable populations in the area

•	Local, regional, and national labour markets and economic activities.

•	Land use, tenure, rights and title, and traditional territories.

•	Recent migration and emigration flows, and the potential for an influx of migrants to the region.

The study area corresponds to "greater Val-d’Or," i.e., the City of Val-d’Or and all the neighborhoods located on the outskirts:  Dubuisson, Sullivan, Val-Senneville, Vassan, Colombière and Louvicourt.  The Anishnabe Nation community of Lac-Simon was also included in the study.

The Lamaque Project is located south of Highway 117 in the Val-d’Or gold district and approximately one kilometer from the urban perimeter of the City of Val-d’Or in the Abitibi-Témiscamingue Administrative Region in the Vallée-de-l’Or regional county municipality (RCM, or MRC in French).  The mine area falls entirely within the territory of the municipality of Val-d’Or.  Responsibility for land use planning is divided between the MERN, the RCM of La Vallée-de-l’Or and the municipality of Val-d’Or.

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 City of Val-d’Or

Val-d’Or1 was settled at the beginning of the 20th century when important gold discoveries were made near Demontigny and Blouin lakes.  Rumours of rich gold deposits attracted prospectors.  Promising veins were found in various mines:  Sullivan (1911), Siscoe (1915), Lamaque (1923), Sigma (1933) and many others (City of Val-d’Or, 2021).

Val-d’Or obtained its status as a village municipality in 1935 and as a city municipality in 1937.  Val-d’Or expanded its territory and population in 1968 when the municipalities of Bourlamaque and Lac Lemoine were annexed.  The outlying areas of Dubuisson, Sullivan, Val-Senneville, Vassan and Louvicourt were officially amalgamated into the City of Val-d’Or as it’s known today on January 1, 2002 (City of Val-d’Or, 2021).

The surface area of the city of Val-d’Or, including the outlying districts, is 3,983 km².  Its current population is estimated at 33,024 inhabitants (forecast from MRCVO, 2021a).  The main language spoken at home by the citizens of Val-d’Or is French (96% of the population).  2% of the Val-d’Or population speaks English at home (ISQ, 2011).

Aboriginal Traditional Territories

The Algonquins of Quebec have submitted several comprehensive land claims since 1985, either as individual First Nations or as groups.  In 2010, the Algonquin Anishinabeg Nation, representing seven communities in Quebec and Ontario (Kitcisakik, Abitibiwinni, Kebaowek, Kitigan Zibi, Long Point, Lac-Simon and Wahgoshig), filed a declaration asserting rights to their ancestral lands.

Despite the absence of an active negotiation table with the governments, the latter nevertheless have a constitutional obligation to consult the Algonquin communities because of the rights that are claimed on the territory.

The study area is located entirely on a territory that was traditionally used by the Algonquin community of Lac-Simon.

20.2.3 Consultation Activities

As documented on the Eldorado Gold Québec website (www.eldoradogoldquebec.com) a consultation committee and a follow-up committee were created respectively in 2014 and 2015, the latter being the logical evolution of the first.

Information and consultation meetings regarding the Lamaque South Project were held from September 2013 to January 2015.  During this period a consultation committee was active to ensure every interested stakeholder could be involved.

The information-consultation meetings began late 2013 and were intended to present with transparency the Lamaque South Project (now known as the Triangle Mine) as well as to gather concerns regarding Integra's current and future activities.  There were private and public meetings.

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Private meetings first took place in small focus groups; then these meetings were open to residents of the village of Bourlamaque and a sector of the Sigma district both located in close proximity to the project.

Public meetings were open to everyone and advertised through various channels of communication, local radio spots, local newspaper ads and mass mailing.  The meetings revealed that dialogue was initiated early in the Project’s development and that Integra took its information and consultation activities seriously.

Eldorado Gold Quebec continued its information and consultation process with the community for its decline project in 2019.  In short, more than 20 meetings with affected stakeholders and an extraordinary meeting of the Lamaque Project monitoring committee were held upstream of the project.  Regular project updates were also made to the Follow-up Committee throughout the development work.  A public information campaign in newspapers and social media was carried out to ensure that the population was informed about the work, the benefits of the project and the blasting schedule.

20.2.4 Follow-up Committee Modus Operandi

Community involvement in the development of the Project dates to 2014, when the Consultation Committee, predecessor to the Eldorado Gold Follow-up Committee, was voluntarily established by the company, four years ahead of the legal requirement.  As the mining lease was granted in 2018, the Committee is now obliged to comply with the requirements set forth in the Mining Act.  A vast majority of those requirements have already been met through the terms and conditions that were established when the Follow-up Committee was created.

The mandate, composition, and operation of the EGQ Follow-up Committee are inspired by the Consultation Committee and are aligned with existing government policy directions.

The composition of the Follow-up Committee is consistent with the desire to involve all sectors interested or more directly affected by the activities of the Lamaque Project.  Each year, the Committee performs an exercise to validate its composition to ensure that it is still representative of the community.

20.2.5 Consultation with Aboriginal Community

From 2013 to 2016, Integra Gold met with members of the Algonquin First Nation of Lac Simon three times to introduce them to the Project and to collect their concerns.  However, they chose to participate actively in the Consultation process and one representative from the Lac Simon community is present on the Follow-up Committee.  Since the foundation of the Follow-up Committee in 2015, the representative of the Lac Simon Anishnabe First Nation has been present on the Follow-up Committee on an ongoing basis.  More meetings, exchanges have taken place to continue along the same momentum and develop a partnership with the training centre (CFP) associated with the local school board to train young Anishnabe as operators.

In 2020, Eldorado met and interacted with representatives of the Council of the Anishnabe Nation of Lac Simon on its mine operations and the ramp project as well as with representatives of the Algonquin community of Pikogan and the Grand Conseil Cris for its Montgolfier exploration project, located near Matagami.

Eldorado Gold Quebec is engaging with the Anishnabe Nation of Lac Simon with a view to the sustainable development of the Nation.  For example, in 2021, to promote school retention and graduation of youth from the Lac Simon Anishnabe Nation, Eldorado Gold Québec has cooperated with the Kitci Amik Regional Adult Education Center (RAEC) of Lac Simon for the construction of an urban pavilion for native students.

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There is currently no formal benefit agreement in place between any community and Eldorado Gold Quebec.

In July 2021, a consultation and information strategy were developed by Eldorado Gold Québec team.  The objectives are as follows:

•	Put in place the conditions to promote a better understanding of the orientations of Eldorado Gold Québec regarding the exploitation of the Ormaque zone among the various stakeholders concerned.

•	Actively involve the priority stakeholders in the improvement of the Project and in its implementation.

•	Establish the conditions for acceptability of the Project, to promote the adhesion of the community and stakeholders; and

•	Favor the modification of the current certificate of authorization.

To this end, prior to filing a request to amend the certificate of authorization, a series of meetings have been scheduled to address the concerns and comments of the community as the Project progresses.  At each step, there will be a feedback exercise to evaluate the results and realign future events, regarding the expectations of the stakeholders consulted.

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SECTION • 21 CAPITAL AND OPERATING COSTS

The capital and operating cost estimates presented in this Technical Study for Lamaque are based on feasibility-level estimates for the current producing operation centered around the mining of the mineral reserves from Upper Triangle; estimate information is backed by three years of operating and construction data from ongoing operations.

Also presented are separate cases for the preliminary economic assessments for the inferred resource opportunity at Lower Triangle, and preliminary economic assessment for the inferred resource opportunity at Ormaque.

All capital and operating costs in this report are United States Dollars (US$) unless stated otherwise.

21.1 CAPITAL COSTS

21.1.1 Upper Triangle Reserves Capital Costs

The capital cost estimate required for mining and processing the Upper Triangle Reserves is effective Q4 2021 and expressed in constant dollars.

The total capital cost consists of $70.0 million in growth capital and $226.3 million in sustaining capital, as summarized in Table 21‑1 for the Upper Triangle reserves.

Table 21‑1:  Upper Triangle Reserves Capital Cost Estimate

Description	Growth ($M)	Sustaining ($M)	Total ($M)
Mining	$2.5	$185.8	$188.3
Processing	$18.9	$1.1	$20.0
G&A	$0.0	$2.4	$2.4
Infrastructure	$37.3	$17.5	$54.8
Exploration and Delineation Drilling	$11.3	$12.5	$23.8
Closure	$0.0	$10.0	$10.0
Salvage (credit)	$0.0	($3.0)	($3.0)
Total	$70.0	$226.3	$296.2

21.1.1.1 Upper Triangle Type and Class of Cost Estimate

The capital cost estimate pertaining to this section of the technical report is at feasibility level.  The estimate meets the definition of an AACE Class 3 estimate.  The accuracy of the capital cost estimate developed for the Upper Triangle capital costs is qualified as -15%/+25%.

The largest portion of the growth capital is allocated to mining (64%) which included mine development, mining equipment, and major rebuilds largely based on operational data and contracted unit costs.  The second largest component is infrastructure (18%) which mainly consists of continued development of existing TSF and addition of a large contact water pond (north basin at the Sigma TSF).

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21.1.1.2 Upper Triangle Labour and Productivity

Labour and productivity assumptions are based on development mining rates and recent tailings construction projects carried out at the facility, as well as the plant modernization projects that were carried out at the Sigma mill in recent years.

21.1.1.3 Upper Triangle Growth Capital

Growth capital required for the Upper Triangle Reserves totals $70.0 million, see Table 21‑2.

Table 21‑2:  Upper Triangle Reserves Growth Capital Items

Description	Years	Total ($M)
Mine Infrastructure	2022 - 2023	$2.5
Sigma TSF North Basin	2022 - 2023	$21.6
Mill Improvements	2022 - 2024	$7.5
Cyanide Destruction Expansion	2022 – 2023	$2.0
Water Treatment Plant	2022 - 2024	$9.4
Exploration	2022 - 2023	$11.3
Other	2022 - 2025	$15.7
Total		$70.0

Mine Infrastructure

Mine infrastructure costs include construction of a new underground garage facility with ancillary equipment, emulsion system, and on-going studies for future growth.

Sigma TSF North Basin

The North Basin at the Sigma TSF is planned for construction in 2022 and 2023.  The basin will be built directly to the north of the current TSF, with the aim or eliminating large standing water ponds on the TSF surface.

Basic and detailed engineering of the Sigma TSF facility have been ongoing with Wood since 2017.  The cost estimate of $21.6 million has been prepared with input from Wood and is based primarily on contracted unit costs and actual costs from recent tailings raises.

Key schedule elements for the implementation of the North Basin project follow:

•	Geotechnical Assessment (Winter 2021 / 2022)

•	Engineering Design (Spring 2022)

•	Permitting (Summer/Fall 2022)

•	Site Preparation (Winter 2022 / 2023)

•	Pond Construction (Spring 2023)

Construction is expected to take 8 months starting in the Spring of 2023.  Further details are found in sections 18.8 and 18.9.

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Mill Improvements

The Mill Improvement projects to be carried out in 2022 are a continuation of the modernization efforts associated with the refurbishment of a facility that dates from the 1930s.  The improvements are also being carried out following a debottlenecking study and will contribute to improved availability.

Specific improvements that are planned include:

•	Mill inching drive

•	Mill building repairs

•	Metallurgical laboratory construction

•	Rock breaker replacement

•	New mill dry

•	New mill mechanical shop

Cyanide Destruction Expansion

A second cyanide destruction tank is planned for installation in 2023.  The tank will be configured to allow for increased residence time and higher availability of the overall process plant during times of maintenance activities on one of the two tanks.

Water Treatment Plant

A water treatment plant is planned for construction in 2023 and 2024.  The plant is planned to process 100 m3/hr of mine waters containing nominally 50 mg/L ammonia.  A factored cost estimate has been prepared based on budgetary cost estimates for principal equipment, building costs, and factored allowances representing indirect costs and contingency.  Costs in 2022 are focused on advancing siting decisions and other design parameters to support a more refined cost estimate and project execution plan.  Further details are found in section 18.9.3.

Exploration

Exploration costs are for the budgeted 2022/23 drilling program.

Other

Costs are associated with smaller projects and future tailings facilities.

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21.1.1.4 Upper Triangle Sustaining Capital

Sustaining capital required for the Upper Triangle Reserves totals $226.3 million, see Table 21‑3.

Table 21‑3:  Upper Triangle Reserves Sustaining Capital Items

Description	Years	Total ($M)
Mining	2022 – 2026	$185.8
Processing	2022	$1.1
General & Administrative	2022 – 2026	$2.4
Infrastructure	2022 and 2024	$17.5
Exploration	2022 – 2026	$12.5
Closure	2027 - 2028	$10.0
Salvage (Credit)	2028	($3.0)
Total		$226.3

Mining

Underground construction includes the following elements that were estimated based on the recent history of underground construction at Triangle, the largest component (50%) is for development drifts and stope access, other costs are associated with:

•	Dewatering systems and sump pits

•	Electrical supply, substations, and U/G power distribution

•	Explosive storage

•	Detonator storage

•	Oil, grease, and lubricant storage

•	Used and clean water pits

•	Ore raises and chutes

•	Secondary ventilation equipment, ventilation doors and walls

•	Refuges and dining rooms

•	Ablution areas

•	Mobile Equipment

The sustaining capital portion of mobile equipment covers the replacement and major overhauls of currently operating mobile equipment.  It is based on the fleet requirements defined by the mine plan developed during this study.

Processing

Costs are associated with ongoing safety and energy efficiency programs and other small improvement programs.

General & Administrative

General & Administrative sustaining capital are budgeted for a move to a new office facility across the highway from the Sigma mill facility and implementation of new IT programs to support operational improvements.

Infrastructure

Infrastructure costs are for planned raises of the Sigma TSF in 2022 and 2024.

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Exploration

Sustaining exploration is for delineation drilling, the estimate was developed by the Eldorado Gold team.  It reflects the current delineation drilling plan and is priced from the current drilling costs at the Lamaque operation.

Salvage Value

The salvage evaluated is an allowance for disposal of mine and process equipment, and salvage of metal and wiring.

Closure Plan

The closure plan has not changed since the previous 2018 Lamaque Prefeasibility study and is therefore maintained.  It is updated every 5 years and the next update is scheduled for 2023.  Costs have been updated to account for current construction unit rates.

21.1.2 Lower Triangle Inferred Resources Capital Costs

The capital cost estimate required developing, mining, and processing Lower Triangle is effective Q4 2021 and expressed in constant dollars.  The total capital costs consist of $85.5 million in growth capital and $243.3 million in sustaining capital, as summarized in Table 21‑4.  The costs shown reflect capital associated with processing minable mineralized material within the Lower Triangle inferred resource.

Table 21‑4:  Lower Triangle Capital Cost Estimate

Description	Growth ($M)	Sustaining ($M)	Total ($M)
Mine	$35.2	$237.4	$272.6
Process	$0.0	$0.0	$0.0
G&A	$0.0	$0.3	$0.3
Infrastructure	$50.3	$0.0	$50.3
Exploration	$0.0	$5.0	$5.0
Closure	$0.0	$0.6	$0.6
Total	$85.5	$243.3	$328.8

21.1.2.1 Lower Triangle Type and Class of Cost Estimate

The capital cost estimate pertaining to this section of the technical report is at a PEA)level.  The estimate meets the definition of an AACE Class 4 estimate.  The accuracy of the capital cost estimate developed in this Study is qualified as -20%/+30%.  The largest component of the capital is for mine development estimated at $190.6 million which accounts for over 58% of the capital costs.  Mine development costs were derived using costing data from existing operations in Upper Triangle with factors considering longer travel distances to the faces.

21.1.2.2 Lower Triangle Labour and Productivity

Labour and productivities used for surface infrastructure are considered to be the same as ongoing projects.  Mining development productivities in Lower Triangle have been derived from Upper Triangle and consider extra time to reach the mining areas at depth.  Labour and equipment hours have been adjusted to account for additional travel time.

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21.1.2.3 Lower Triangle Growth Capital

The growth capital required for Lower Triangle totals $85.5 million, as summarized in Table 21‑5.

Table 21‑5:  Growth Capital Items, Lower Triangle (US$ M)

Description	Years	Total ($M)
Mine Infrastructure	2022 - 2029	$35.2
Paste plant	2022 - 2026	$36.3
Infrastructure	2022 - 2028	$14.0
Total		$85.5

Mine Infrastructure

Mine infrastructure costs are for additional ventilation facilities and ancillary facilities required to support mining in Lower Triangle.

Paste Plant

A paste plant is considered in the backfill plan for Lower Triangle; the estimate includes two years for engineering studies and two years for construction with the plant commissioning in 2026.

Infrastructure

Costs are estimated for long term tailings storage facilities associated with processing additional mineralized material and small projects.

21.1.2.4 Lower Triangle Sustaining Capital

Sustaining capital required for Lower Triangle totals $243.4 million, as summarized in Table 21‑6.

Table 21‑6:  Sustaining Capital Items, Lower Triangle (US$ M)

Description	Years	Total ($M)
Mining	2026 – 2031	$237.4
General & Administrative	2027 - 2028	$0.3
Exploration	2026 – 2030	$5.0
Closure	2030 – 2031	$0.6
Total		$243.4

Mine Development

Mine development costs are for extending development to access Lower Triangle including electrical, dewatering and ventilation systems in the development headings.

General and Administrative

An annual allowance has been added to account for the additional operating years.

Exploration

Sustaining exploration covers delineation drilling, the estimate was developed by the Eldorado Gold team.  It reflects the delineation drilling plan for additional operating years and is priced based on current drilling costs at the Lamaque operation.

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Closure

Additional closure costs are included to account for the additional ventilation equipment, and addition closure cover in the tailings storage facility accounting for additional tailings.

21.1.3 Ormaque Inferred Resources Capital Costs

The capital cost estimate required for developing, mining, and processing Ormaque is effective Q4 2021 and expressed in constant dollars.  The total capital costs consist of $19.6 million in growth capital and $88.0 million in sustaining capital, as summarized in Table 21‑7.  The costs shown reflect capital associated with processing minable mineralized material within the Ormaque inferred resource.

Table 21‑7:  Ormaque Capital Cost Estimate

	Growth ($M)	Sustaining ($M)	Total ($M)
Mine	$19.6	$83.6	$103.2
Process	$0.0	$0.0	$0.0
G&A	$0.0	$0.2	$0.2
Infrastructure	$0.0	$0.0	$0.0
Exploration	$0.0	$3.6	$3.6
Closure	$0.0	$0.6	$0.6
Total	$19.6	$88.0	$107.6

21.1.3.1 Ormaque Type and Class of Cost Estimate

The capital cost estimate pertaining to development of Ormaque is at a PEA level.  The estimate meets the definition of an AACE Class 4 estimate.  The accuracy of the capital cost estimate developed in this Study is qualified as -20%/+30%.  The largest components growth and sustaining capital are mine development and exploration which will have similar cost basis to ongoing mine development in Upper Triangle.

21.1.3.2 Ormaque Labour and Productivity

Labour and productivities used for surface infrastructure is considered to be the same as ongoing projects.  Mining development will be similar to recent development in Upper Triangle and the recently completed decline adjacent to Ormaque.

21.1.3.3 Ormaque Growth Capital

Growth capital required for Ormaque totals $19.6 million, as summarized in Table 21‑8.

Table 21‑8:  Ormaque Growth Capital Items

Description	Years	Total ($M)
Mine Development	2025-2029	$19.6
Total		$19.6

Mine Infrastructure and Equipment

Mine infrastructure costs include power supply; surface facilities including mine dry, warehouse and maintenance shop; underground facilities including refuge station, explosives magazine, workshop, dewatering sumps, and electrical sub-stations; and ventilation systems with secondary egress and escape ways.

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Drift and fill mining methods in Ormaque will require new low profile mine equipment including LHDs, bolting machines, jumbo drills, and cables bolters which are included in the capital.

21.1.3.4 Ormaque Sustaining Capital

The sustaining capital required for Ormaque totals $88.0, as summarized in Table 21‑9.

Table 21‑9:  Ormaque Sustaining Capital Items

Description	Years ($M)	Total ($M)
Mine	2026-2032	$83.6
G&A	2031-2033	$0.2
Exploration	2030-2034	$3.5
Closure	2034-2035	$0.6
Total		$88.0

Mine Development

Mine development costs are for extending development to access Ormaque including electrical, dewatering and ventilation systems in the development headings.

General and Administrative

An annual allowance has been added to account for the additional operating years.

Exploration

Sustaining exploration is for delineation drilling, the estimate was developed by the Eldorado Gold  team extrapolated for Ormaque.

Closure

Additional closure costs are included to account for the surface infrastructure at Ormaque, and addition closure cover in the tailings storage facility accounting for additional tailings.

21.2 OPERATING COSTS

21.2.1 Upper Triangle Reserves Operating Costs

The average operating cost over the Upper Triangle mine life is estimated to be $135.69/t of ore or $597.05/oz Au.  Table 21‑10 provides the breakdown of the projected operating costs for the Upper Triangle reserves.

Table 21‑10:  Upper Triangle Operating Cost Summary

Cost Area	Annual average cost ($M)	Average cost ($/tonne ore)	Average cost ($/oz Au)
Underground Mining	$69.5	$84.35	$371.16
Processing	$18.3	$22.27	$97.97
General and Administration	$23.9	$29.07	$127.92
Total	$111.8	$135.69	$597.05

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21.2.1.1 Upper Triangle Basis of Operating Cost Estimate

The operating cost estimate for Upper Triangle is based on operating data through Q4 2021 and is considered to be above feasibility level accuracy, supported by the actual operating costs from the last three years of production.  All operating cost estimates are in US$.

The operating cost estimate is based on the mine scheduled tonnage per period that was produced by Eldorado and supported by Stantec.

21.2.1.2 Upper Triangle Assumptions and Exclusions

No cost escalation (or de-escalation) was assumed.  The following items were specifically excluded from the operating cost estimate:

•	Transport and handling of doré from the mill (included in financial modeling)

•	Silver Credits (included in financial modeling)

21.2.1.3 Upper Triangle Estimate Responsibilities

The overall operating cost estimate combined inputs from several sources including Stantec, Golder, Wood, and Eldorado as summarized in Table 21‑11.

Table 21‑11:  Upper Triangle OPEX Estimate Responsibilities

Cost Area	Responsible Entity
Underground Mining	Eldorado, Stantec
Mineralized Material Transport	Eldorado
Processing	Eldorado
Tailings, Waste and Water Management and Environment	Eldorado, Wood
General and Administration	Eldorado

21.2.1.4 Upper Triangle Mining

Eldorado Gold, supported by Stantec, provided estimates for all underground mine operating costs.  The operating unit costs were calculated over the total ore mined from development and production.  The unit cost is $84.35/t of ore.

Mining operating costs consist primarily of wages, fuel, electric power, consumables, and equipment maintenance.  All level development, except for development detailed in the capital cost section has been allocated to the operating cost.

21.2.1.5 Upper Triangle Processing

Processing costs include reagents, grinding media, plant maintenance materials, vehicle fuel and maintenance, laboratory services, energy (electricity and natural gas), and manpower required for operation of the Sigma mill.  Milling costs for an approximate average production rate of 824 ktpa are estimated at an average of $22.27/t.  Unit prices for reagent and grinding media were taken from ongoing operations at the Sigma mill.

Maintenance materials were estimated per major equipment based on experience, with allowances added for general materials and per plant area for lubricants and miscellaneous mechanical, piping, electrical and instrumentation materials.

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Maintenance and fuel costs for plant mobile vehicles have also been included.  Electricity costs were calculated based on Hydro Quebec’s current rate.  The natural gas cost heating was estimated based on the current rates.

21.2.1.6 Upper Triangle General and Administration

The unit cost for General and Administrative costs averages $29.07/t mined from Upper Triangle including administration, finance, environmental, and health and safety departments.

21.2.2 Lower Triangle Inferred Resources Operating Costs

The average operating cost for Lower Triangle is estimated to be $129.41/t mineralized material (MM) or $655.80/oz Au.  Table 21‑12 provides the breakdown of the projected operating costs.  The costs shown reflect the operating costs associated with processing the additional minable mineralized material within the Lower Triangle inferred resource, production plans were optimized with Upper Triangle reserves.

Table 21‑12:  Lower Triangle Operating Cost Summary

Cost Area	Annual average cost ($M)	Average cost ($/tonne MM)	Average cost ($/oz Au)
Underground Mining	$71.8	$82.23	$416.72
Processing	$18.9	$21.67	$109.82
General and Administration	$22.3	$25.51	$129.26
Total	$113.0	$129.41	$655.80

21.2.2.1 Lower Triangle Basis of Operating Cost Estimate

The operating cost estimate for Lower Triangle was based on Q4 2021 assumptions and is at a Prefeasibility level accuracy, supported by the actual operating costs from the last three years of production in upper Triangle.  All operating cost estimates are in US$.

The operating cost estimate is based on the annualized mine scheduled tonnage that was produced in collaboration between Eldorado Gold and Stantec.

21.2.2.2 Lower Triangle Assumptions and Exclusions

No cost escalation (or de-escalation) was assumed.  The following items were specifically excluded from the operating cost estimate:

•	Transport and handling of doré from the mill (included in financial modeling)

•	Silver Credits (included in financial modeling)

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21.2.2.3 Lower Triangle Estimate Responsibilities

The overall operating cost estimate combined inputs from several sources including Stantec, Golder, Wood, and Eldorado Gold as summarized in Table 21‑13.

Table 21‑13:  Lower Triangle OPEX Estimate Responsibilities

Cost Area	Responsible Entity
Underground Mining	Eldorado, Stantec
Mineralized material transport	Eldorado
Processing	Eldorado
Paste Plant	Eldorado
Tailings, Waste and Water Management, and Environment	Wood, Golder, Eldorado
General and administration	Eldorado

21.2.2.4 Lower Triangle Mining

Eldorado Gold , supported by Stantec, provided estimates for all underground mine operating costs.  The operating unit costs were calculated over the total mineralized material mined from development and from production.  The unit cost is $82.23/t mineralized material.

Mining operating costs consist primarily of wages, fuel, electric power, consumables, and equipment maintenance.  All level development, except for development detailed in the capital cost section has been allocated to the operating cost.

21.2.2.5 Lower Triangle Processing

Processing costs include reagents, grinding media, plant maintenance materials, vehicle fuel and maintenance, laboratory services, energy (electricity and natural gas), and manpower required for operation of the Sigma mill.  Milling costs for an approximate average production rate of 846 ktpa (total) are estimated at $21.67/t.  Unit prices for reagent and grinding media were taken from ongoing Eldorado Lamaque Project operations at the Sigma mill.

Maintenance materials were estimated per major equipment based on experience, with allowances added for general materials and per plant area for lubricants and miscellaneous mechanical, piping, electrical and instrumentation materials.

Maintenance and fuel costs for plant mobile vehicles have also been included.  Electricity costs were calculated based on Hydro Quebec’s current rate.  The natural gas cost for heating was estimated based on the current rates.

21.2.2.6 Lower Triangle General and Administration

The unit cost for General and Administrative costs averages $25.51/t mined for Lower Triangle including administration, finance, environmental, and health and safety departments.

21.2.3 Ormaque Inferred Resources Operating Costs

The average operating cost for Ormaque is estimated to be $143.02/t mineralized material (MM) or $669.72 /oz Au.  Table 21‑14 provides the breakdown of the projected operating costs.  The costs shown reflect the operating costs associated with processing the additional minable mineralized material within the Ormaque inferred resource , production plans were optimized with Upper Triangle reserves and Lower minable mineralized material.

Table 21‑14:  Ormaque Operating Cost Summary

Cost Area	Annual Average Cost ($M)	Average Cost ($/tonne MM)	Average Cost ($/oz Au)
Underground Mining	$80.6	$94.02	$440.26
Processing	$18.7	$21.84	$102.27
General and Administration	$23.3	$27.16	$127.20
Total	$122.6	$143.02	$669.72

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21.2.3.1 Ormaque Basis of Operating Cost Estimate

The operating cost estimate for Ormaque was based on Q4 2021 assumptions and is considered to be at a Prefeasibility level accuracy, supported by the actual operating costs from the last three years of production.  As the mining of Ormaque uses a different mining method, additional internal and external benchmarking was done to assess the specific mining costs .  All operating cost estimates are in US$.

The operating cost estimate is based on the mine scheduled tonnage on an annualized basis that was produced by Stantec in collaboration with Eldorado.

21.2.3.2 Ormaque Assumptions and Exclusions

No cost escalation (or de-escalation) was assumed.  The following items were specifically excluded from the operating cost estimate:

•	Transport and handling of doré from the mill (included in financial modeling)

•	Silver Credits (included in financial modeling)

21.2.3.3 Ormaque Estimate Responsibilities

The overall operating cost estimate combined inputs from a several sources including Stantec, Golder, Wood, and Eldorado Gold as summarized in Table 21‑15.

Table 21‑15:  Ormaque OPEX Estimate Responsibilities

Cost Area	Responsible Entity
Underground Mining	Eldorado, Stantec
Mineralized Material Transport	Eldorado
Processing and Paste plant	Eldorado
Tailings, Waste and Water Management and Environment	Wood, Golder, Eldorado
General and Administration	Eldorado

21.2.3.4 Ormaque Mining

Stantec supported by Eldorado Gold , provided estimates for all underground mine operating costs.  The operating unit costs were calculated over the total mineralized material mined from development and from production.  The unit cost is $94.02/t mineralized material as drift and fill is a higher cost mining method than the longhole method used in the Triangle zones. Mining operating costs consist primarily of wages, fuel, electric power, consumables, and equipment maintenance.  All level development, except for development detailed in the capital cost section has been allocated to the operating cost.

21.2.3.5 Ormaque Processing

Processing costs include reagents, grinding media, plant maintenance materials, vehicle fuel and maintenance, laboratory services, energy (electricity and natural gas), and manpower required for operation of the Sigma mill.  Milling costs for an approximate average production rate of 912,500 tpa are estimated at $21.84/t mineralized material.  Unit prices for reagent and grinding media were taken from ongoing Eldorado Lamaque Project operations at the Sigma mill.

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Lamaque Project, Québec, Canada Technical Report

Maintenance materials were estimated per major equipment based on experience, with allowances added for general materials and per plant area for lubricants and miscellaneous mechanical, piping, electrical and instrumentation materials. Maintenance and fuel costs for plant mobile vehicles have also been included.  Electricity costs were calculated based on Hydro Quebec’s current L rate.  The natural gas cost heating was estimated based on the current rates.

21.2.3.6 Ormaque General and Administration

The unit cost for General and Administrative costs averages $27.16/t mineralized material from Ormaque including administration, finance, environmental, and health and safety departments.

21.2.3.7 Additional Considerations

Ormaque mining activities continue for a period after mining at Upper and Lower Triangle have been completed.  The smaller operation would then continue mining at Ormaque.  The operating costs for these later years have been adjusted based on fixed and variable components, however an additional step-change reduction in fixed operating costs has been estimated to reflect the significantly reduced operational scope.

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Lamaque Project, Québec, Canada Technical Report

SECTION • 22 ECONOMIC ANALYSIS

22.1 EXECUTIVE SUMMARY

The economic analysis for the Upper Triangle Reserves, based on US$ 1,500/oz Au, indicates an after-tax NPV of US$ 458.8 million, using a discount rate of 5%.

Separately, the preliminary economic assessment supporting the Lower Triangle Inferred Resources indicates an additional after-tax NPV of US$ 161.9 million.

Separately, the preliminary economic assessment supporting the Ormaque Inferred Resources indicates an additional after-tax NPV of US$ 197.2 million.

The models were subjected to sensitivity analyses to determine the effects of changing metal prices, capital, and operating expenditures on financial returns.  This analysis showed that the project economics for the Upper Triangle Reserves and the preliminary economics for the Lower Triangle Inferred Resources and the Ormaque Inferred Resources are robust and are most sensitive to metal prices.

All costs, revenues and prices are in US$ unless otherwise noted.

Financial modelling for the Upper Triangle Reserves is based on mineral reserves and mineralized material available starting January 1st, 2022 and excludes 2021 Q4 production (depletion) of 189,911 tonnes of mineral reserves at 7.51 g/t Au and includes a surface stockpile of 17,600 tonnes at a grade of 5.60 g/t Au.

The PEAs supporting the Lower Triangle Inferred Resources and the Ormaque Inferred Resources consider the potential economic viability of developing the separate zones that comprise the Lower Triangle Inferred Resources and the separate satellite deposit that comprises the Ormaque Inferred Resources in conjunction with the main zones of the Upper Triangle Reserves development project.

Readers should take care to differentiate these PEAs from the economic analysis for the Upper Triangle Reserves.  The PEAs only demonstrate the potential viability of mineral resources and are not as comprehensive as the economic analysis for the Upper Triangle Reserves.  The level of detail, precision, and confidence in outcomes between the economic analysis for the Upper Triangle Reserves and the PEAs is significantly different.

The PEAs are preliminary in nature and are based on numerous assumptions and the incorporation of Inferred mineral resources.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves except as allowed for by National Instrument 43-101 in PEA studies.  There is no guarantee that Inferred mineral resources can be converted to Indicated or Measured mineral resources and, as such, there is no guarantee that the economics described herein will be achieved.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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22.2 UPPER TRIANGLE MINERAL RESERVES

The economic/financial assessment of the Upper Triangle Reserves was carried out using a discounted cash flow approach on a pre-tax and after-tax basis, based on consensus equity research long-term commodity price projections as of Q4 2021.  No provision was made for the effects of inflation.  Current Canadian tax regulations were applied to assess the corporate tax liabilities, while the regulations in Québec were applied to assess the mining duties and tax liabilities.  The Upper Triangle Reserves are located in different zones than the Lower Triangle Inferred Resources.

Upper Triangle reserves are located in the upper zones (Triangle zones and splays C1 to C5),  from surface to a mining depth of approximately 830 m , and the economic analysis also includes reserves contained in the satellite Parallel deposit.  No inferred material is included in the economic analysis of the Upper Triangle Reserves.

22.2.1 Cautionary Statement

The economic analysis presented in this section contains forward-looking information with regard to the mineral reserve estimates, commodity prices, exchange rates, proposed mine production plan, projected recovery rates, estimation, and realization of mineral reserves, estimated costs and timing of capital, sustaining, and operating expenditures, construction costs, closure costs and requirements, and schedule.  The results of the economic analysis are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Additional risks to the forward-looking information include:

•	Changes to costs of production from what are estimated;

•	Unrecognized environmental and social risks;

•	Unanticipated reclamation expenses;

•	Unexpected variations in quantity of mineralized material, grade, or recovery rates;

•	Geotechnical or hydrogeological considerations during mining being different from what was assumed;

•	Failure of mining methods to operate as anticipated;

•	Failure of plant, equipment, or processes to operate as anticipated;

•	Changes to assumptions as to the availability of electrical power, and the power rates

•	used in the operating cost estimates and financial analysis

•	Ability to maintain the social licence to operate;

•	Accidents, labour disputes and other risks of the mining industry;

•	Changes to interest rates; and

•	Changes to tax rates and incentive programs

22.2.2 Methods, Assumptions and Basis

The economic analysis evaluates revenue, expenditures, taxes, and other factors applicable to the Project.  The economic analysis was performed using the following assumptions and basis:

•	The economic analysis is based on the mineral reserves, processing and recovery methods, mining methods and production schedule as outlined in previous sections.

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•	The Project case gold price used in the economic model is US$1,500/oz Au. No price inflation or escalation factors were considered. It is understood that commodity prices can be volatile and that there is the potential for deviation from the LOM forecasts.

•	Production capacity will ramp up to a maximum of 912,500 tpa by 2024.

•	Class specific Capital Cost Allowance rates are used for the purpose of determining the allowable taxable income.

•	An exchange rate of 1.25 CA$ per US$ was assumed to convert operating and capital costs in CA$ into US$.

This financial analysis was performed on both a pre-tax basis and after-tax basis with the assistance of an external tax consultant.  The general assumptions used for this financial model are summarized in Table 22‑1.

Table 22‑1:  Upper Triangle Reserves Financial Model Parameters

Parameter	Unit	Value(1)
Gold Price	$/oz	1500
Total Material Mined (Mineralized Material and Waste)	Mt	6.63
Total Material Processed	Mt	4.46
Gold Recovery	%	96.5%
Average Mining Costs	$/t	84.35
Average Process Costs	$/t	22.27
Average General and Administrative Costs	$/t	29.07
Total Operating Cost	$/t	135.69
Transport and Refining	$/t	2.00
Silver (Credit)	$/t	2.05
Growth Capital Cost	$ M	70.0
Sustaining Capital Cost	$ M	219.3
Reclamation and Closure Cost	$ M	10.0
Salvage Value (Credit)	$ M	3.0

22.2.3 Capital and Sustaining Costs

All capital costs (expansion, sustaining, reclamation and closure) for the Upper Triangle Reserves have been distributed against the development schedule to support the economic cash flow model.

22.2.4 Closure and Salvage Values

For the purposes of this financial analysis, reclamation, and closure costs of $10.0 million have been assumed.  An overall salvage value of $3.0 million has been assumed.

22.2.5 Royalties and Third-Party Interests

Eldorado Gold is the 100% owner of the Lamaque property.  For purposes of the economic analysis, a royalty rate of 1.00% has been applied to all commercial ounces.

22.2.6 Taxation

Eldorado Gold is subject to three levels of taxation, including federal income tax, provincial income tax, and provincial mining taxes.  Eldorado Gold compiled the taxation calculations for Lamaque Upper Triangle Reserves with the assistance from third-party taxation experts.

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The current Canadian tax system applicable to mineral resource income was used to assess the annual tax liabilities.  This consists of federal and provincial corporate taxes, as well as provincial mining taxes.  The federal corporate tax currently applicable over the operating life is 15.0% of taxable income while the provincial corporate tax is 11.5%.  The marginal tax rates applicable under the recently proposed mining tax regulations in Québec (Bill 55, December 2013) are 16%, 22% and 28% of taxable income and are dependent on the profit margin as shown in Table 22‑2.

Table 22‑2:  Quebec Mining Tax Rates

Profit Margin	Applicable Tax Rate
0% - 35%	16.0%
35% - 50%	22.0%
50% - 100%	28.0%

It has been assumed that the 10% processing allowance rate associated with transformation of the mine product to a more advanced stage within the province would be applicable in this instance.  The annual profit is calculated by subtracting the following allowances from the gross value of the mine’s annual output:

•	Direct operating costs

•	Royalties

•	Depreciation

•	Post-production development allowance

•	Processing allowance

•	Additional depreciation allowance

•	Additional allowance for a northern mine

•	Additional allowance for a mine situated in Northern Québec

The tax calculations are underpinned by the following key assumptions:

•	The property is held 100% by a corporate entity and the after-tax analysis does not attempt to reflect any future changes in corporate structure or property ownership.

•	Assumes 100% equity financing and therefore does not consider financing expenses.

•	Payments projected relating to NSR royalties are allowed as a deduction for federal and provincial income tax purposes but are added back for provincial mining tax purposes.

•	Actual taxes payable will be affected by corporate activities, and current and future tax benefits, with respect to these activities have not been considered.

22.2.7 Upper Triangle Reserves Gold Production

Over the life of mining the Upper Triangle Reserves, approximately 4.62 Mt of ore will be processed, producing 1.01 Moz of gold, Figure 22‑1 provides a summary of the payable gold by year.

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Figure 22‑1:  Upper Triangle Annual Ore Processed and Gold Produced

22.2.8 Financial Analysis Summary

A 5% discount rate was applied to the free cash flows to derive the NPV on a pre-tax and after-tax basis.  Cash flows have been discounted to Q4 2021.  The summary of the financial evaluation results for the Upper Triangle Reserves is presented in Table 22‑3.  The project’s cashflow remains positive as such there is no calculated internal rate of return or payback period.  Capital expenditures are part of ongoing operational development funded by ongoing gold sales and there are no external funding requirements.

Table 22‑3:  Upper Triangle Reserves Financial Analysis Summary

Description		Unit	Upper Triangle
Pre-Tax	Net Cash Flow	$M	607.7
	Net Present Value (@ 5% discount)	$M	539.0
After-Tax	Net Cash Flow	$M	517.3
	Net Present Value (@ 5% discount)	$M	458.8

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A summary of the cash flow model for the Upper Triangle Reserves is presented in Table 22‑4.

Table 22‑4:  Upper Triangle Reserves Cash Flow Model

Parameter	Year	2022	2023	2024	2025	2026	2027	Total
		1	2	3	4	5	6
Production Summary
Total Tonnes Mined	kt	744	812	862	869	831	326	4,445
Total Material Processed	kt	762	812	862	869	831	326	4,462
Mill Gold Head Grade	g/t Au	7.22	7.77	7.44	6.93	7.46	6.57	7.30
Mill Gold Recovery	%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%
Gold Production	koz Au	169.8	195.7	198.9	186.8	192.4	66.5	1,010.1
Revenue
Gold Sales	$ M	254.7	293.5	298.4	280.2	288.6	99.8	1,515.1
Silver Sales	$ M	1.5	1.8	1.8	1.7	1.7	0.6	9.1
Gross Metal Sales	$ M	256.2	295.3	300.2	281.9	290.3	100.4	1,524.2
Transport & Refining Cost	$ M	0.34	0.39	0.40	0.37	0.38	0.13	2.02
Royalty Payments	$ M	2.56	2.95	3.00	2.81	2.90	1.00	15.2
Net Revenue	$ M	253.3	291.9	296.8	278.7	287.0	99.2	1,507.0
Operating Expenditures
Mining	$ M	62.8	68.5	72.7	73.3	70.1	27.5	374.9
Processing	$ M	17.1	18.2	18.8	19.0	18.6	7.3	99.0
General and Administration	$ M	23.5	23.2	23.5	23.5	23.7	11.9	129.2
Operating Costs	$ M	103.3	109.8	115.0	115.8	112.4	46.7	603.1
Earnings
EBITDA	$ M	150.0	182.1	181.8	162.9	174.6	52.5	903.9
Capital Expenditures
Growth	$ M	22.0	26.4	14.9	6.7	0.0	0.0	70.0
Sustaining	$ M	56.5	58.1	44.6	24.6	35.5	0.0	219.3
Reclamation and Closure	$ M	0.0	0.0	0.0	0.0	5.0	5.0	10
Salvage Value Credit	$ M	0.0	0.0	0.0	0.0	0.0	-3.0	-3
Total Capital Costs	$ M	78.4	84.5	59.5	31.3	40.5	2.0	296.2
Pre-Tax Cash Flow
Pre-Tax Cash Flow	$ M	71.6	97.6	122.2	131.7	134.1	50.5	607.7
Cumulative Pre-Tax Cash Flow	$ M	71.6	169.2	291.4	423.1	557.2	607.7	607.7
Taxes and Duties
Income Tax	$ M	0	0	0	2	8	3	12.8
Quebec Mining Duties	$ M	10.4	15.6	17.0	15.5	18.4	0.5	77.5
Total Taxes and Duties	$ M	10.4	15.6	17.0	17.4	26.5	3.3	90.3
After-Tax Cash Flow
After-Tax Cash Flow	$ M	61.1	82.0	105.2	114.3	107.6	47.1	517.3
Cumulative After-Tax Cash Flow	$ M	61.1	143.1	248.3	362.6	470.2	517.3	517.3

22.2.9 Upper Triangle Production Costs

A summary of the Upper Triangles Reserves production costs is provided in Table 22‑5.  Total cash costs are calculated per ounce on a payable basis using the costs of mining, processing, on-site G&A, refining and transport, and royalties.  The average operating cash cost per ounce (including by-product credits) is $605.  The average all-in sustaining cost (AISC) per ounce is $829.

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Table 22‑5:  Upper Triangle Production Cost Summary

Description	Unit	Value[1]
Gold Production	koz	1,010
Mining Costs	$ M	374.9
Processing Cost	$ M	99.0
General & Administration Costs	$ M	129.2
Refining and Transport	$ M	2.02
Royalties	$ M	15.2
By-product credit (Ag)	$ M	-9.1
Total operating cost (after Ag credit)	$ M	611.2
Gold price	$/oz	1500
Cash cost (operating)	$/oz Au	605
Sustaining and closure costs (net of salvage value)	$ M	226.3
Total costs (operating and sustaining)	$ M	837.5
AISC costs (1)	US$/oz Au	829

Note:  As defined by the World Gold Council less corporate GA cost

22.2.10 Upper Triangle Sensitivity Analysis

A financial sensitivity analysis was conducted on the Upper Triangle Reserves after-tax NPV using the following variables:  capital costs, sustaining cost, operating costs, and price of gold.  The after-tax results for the NPV based on the sensitivity analysis are summarized in Table 22‑6.

Table 22‑6:  Upper Triangle Reserves NPV (5%) Sensitivity Results (after-tax)

	Growth Capital		Sustaining Capital		Operating Cost		Gold Price
%Change	$M	NPV$M	$M	NPV$M	$M	NPV$M	$/oz Au	NPV$M
80%	$56.0	$467.9	$181.0	$487.8	$108.1	$523.3	$1,200	$241.6
85%	$59.5	$465.7	$192.3	$480.6	$114.9	$507.3	$1,300	$317.8
90%	$63.0	$463.4	$203.6	$473.4	$121.6	$491.3	$1,400	$393.9
95%	$66.5	$461.1	$214.9	$466.2	$128.4	$475.3	$1,500	$458.8
100%	$70.0	$458.8	$226.3	$458.8	$135.2	$458.8	$1,600	$513.3
105%	$73.5	$456.5	$237.6	$451.4	$141.9	$441.7	$1,700	$567.0
110%	$77.0	$454.2	$248.9	$444.0	$148.7	$424.0	$1,800	$620.3
115%	$80.4	$451.9	$260.2	$436.5	$155.4	$401.0	$1,900	$672.6
120%	$83.9	$449.6	$271.5	$429.1	$162.2	$378.1	$2,000	$722.4

The sensitivity analysis reveals that the NPV was most impacted by changes to gold price.  Gold price was evaluated between $1200/oz Au and $2000/oz Au, at $1200 /oz Au the project economics remained robust with an after tax of NPV over $240 million shown in Figure 22‑2.

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Figure 22‑2:  Sensitivity of the Net Present Value (after-tax) to Gold Price

Separately, sensitivities were run in a range between -20% and +20% variations in capital costs, sustaining cost, and operating costs.  The analysis showed the project was most sensitive to operating costs, a 20% increase resulted in an after tax NPV of $340 million, capital and sustaining cost increases were less significant with a 20% increase in sustaining capital resulting in an after tax NPV of $389 million and capital costs having the lowest sensitivity with a 20% increase yielding a after tax NPV of $404 million shown in Figure 22‑3.  Overall, the project economics remained positive for all sensitivities tested.

Figure 22‑3:  Sensitivity of the Net Present Value (after-tax) to Financial Variables

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Lamaque Project, Québec, Canada Technical Report

Sensitivity was also analysed in regard to process recovery.  Recovery in 2021 averaged 97.0%, for economic analysis an average of 96.5% was used for the Upper Triangle reserves.  Sensitivities were run from -3% to +3% in 1% increments, at negative 3% (93.5% recovery) the NPV was $432M, at plus 1% (97.5%) near the mill best operating quarter the NPV was $468M.  The recovery sensitivity shows the project is robust, results are shown Figure 22‑4

Figure 22‑4:  Recovery Sensitivity

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Lamaque Project, Québec, Canada Technical Report

22.3 LOWER TRIANGLE INFERRED RESOURCES

The preliminary economic assessment for the Lower Triangle Inferred Resources was carried out using a discounted cash flow approach on a pre-tax and after-tax basis.  No provision was made for the effects of inflation.  Current Canadian tax regulations were applied to assess the corporate income tax liabilities, while the regulations in Québec were applied to assess the mining duties and income tax liabilities.  All costs, revenues and prices are in US$ unless otherwise noted.

Lower Triangle inferred mineralized material are located in the lower zones (Lower Triangle zones and splays C6 to C10); the zones are located within and north of North Dyke (C6 is within the Dyke) at a depth of 780 m to 1810 m.  Access will be from Upper Triangle and will require 600 m of new development.

22.3.1 Cautionary Statement

This PEA is preliminary in nature and is based on numerous assumptions and the incorporation of Inferred mineral resources.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves except as allowed for by National Instrument 43-101 in PEA studies.  There is no guarantee that Inferred mineral resources can be converted to Indicated or Measured mineral resources and, as such, there is no guarantee that the economics described herein will be achieved.  Mineral resources that are not mineral reserves do not have demonstrated economic viability

The economic analysis presented in this section contains forward-looking information with regard to the mineral resource estimates, commodity prices, exchange rates, proposed mine production plan, projected recovery rates, estimation, and realization of mineral resources, estimated costs and timing of capital, sustaining and operating expenditures, construction costs, closure costs and requirements, and schedule.  The results of the economic analysis are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Additional risks to the forward -looking information include:

•	Changes to costs of production from what are estimated;

•	Unrecognized environmental and social risks;

•	Unanticipated reclamation expenses;

•	Unexpected variations in quantity of mineralized material, grade, or recovery rates;

•	Geotechnical or hydrogeological considerations during mining differing from assumed;

•	Failure of mining methods to operate as anticipated;

•	Failure of plant, equipment, or processes to operate as anticipated;

•	Changes to assumptions as to the availability of electrical power, and the power rates

•	used in the operating cost estimates and financial analysis

•	Ability to maintain the social licence to operate;

•	Accidents, labour disputes and other risks of the mining industry;

•	Changes to interest rates; and

•	Changes to tax rates and incentive programs

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22.3.2 Methods, Assumptions and Basis

The economic analysis evaluates revenue, expenditures, taxes, and other factors applicable to the Project.  The economic analysis was performed using the following assumptions and basis:

•	The economic analysis is based on the mineral resources, processing and recovery methods, mining methods and production schedule as outlined in previous sections.

•	The gold price used in the economic model is $1,500/oz. No price inflation or escalation factors were considered. It is understood that commodity prices can be volatile and that there is the potential for deviation from the LOM forecasts.

•	Class specific Capital Cost Allowance rates are used for the purpose of determining the allowable taxable income.

•	Production capacity continues at a maximum of 912,500 tpa.

•	Class specific Capital Cost Allowance rates are used for the purpose of determining the allowable taxable income.

•	An exchange rate of 1.25 CA$ per US$ was assumed to convert operating and capital costs in CA$ into US$.

This financial analysis was performed on both a pre-tax basis and after-tax basis with the assistance of an external tax consultant.  The general assumptions used for this financial model are summarized in Table 22‑7.

Table 22‑7:  Lower Triangle Financial Model Parameters

Parameter	Unit	Value(1)
Gold Price	$/oz Au	1500
Total Material Mined (Mineralized Material and Waste)	Mt	6.61
Total Material Processed	Mt	3.91
Gold Recovery	%	95.0%
Average Mining Costs	$/t	82.23
Average Process Costs	$/t	21.67
Average General and Administrative Costs	$/t	25.51
Total Operating Cost	$/t	129.41
Transport and Refining	$/t	2.00
Silver (Credit)	$/t	1.78
Growth Capital Cost	$ M	85.48
Sustaining Capital Cost	$ M	242.7
Reclamation and Closure Cost	$ M	0.6

22.3.3 Capital and Sustaining Costs

All capital costs (expansion, sustaining, reclamation and closure) for the Lower Triangle Inferred Resources have been distributed against the development schedule to support the economic cash flow model.

22.3.4 Closure and Salvage Values

For the purposes of this financial analysis, additional reclamation, and closure costs of $0.6 million have been assumed.  No additional salvage value has been assumed.

22.3.5 Royalties and Third-Party Interests

Eldorado Gold is the 100% owner of the Lamaque property.  For purposes of the economic analysis, a royalty rate of 1.00% has been applied to all commercial ounces.

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22.3.6 Taxation

Lamaque is subject to three levels of taxation, including federal income tax, provincial income tax, and provincial mining taxes as summarized in section 22.2.6.

22.3.7 Lower Triangle Inferred Resources Gold Production

Over the life of mining the Lower Triangle Reserves, approximately 3.91 Mt of mineralized material will be processed, producing 770.9 koz of gold.  Figure 22‑5 provides a summary of gold production by year.

Figure 22‑5:  Annual Mineralized Material Processed and Gold Produced, Lower Triangle

The mine production shown accounts for Lower Triangle mineralized material in an optimized mine plan; Upper Triangle mine production has been optimized from the Upper Triangle case.

22.3.8 Lower Triangle Financial Analysis Summary

A 5% discount rate was applied to the Lower Triangle Inferred Resources cash flows to derive the NPV on a pre-tax and after-tax basis.  Cash flows have been discounted to Q4 2021.  The summary of the financial evaluation results for Lower Triangle is presented in Table 22‑8.  The IRR for the Lower Triangle inferred material is 33.1%.  Capital expenditures are part of ongoing operational development funded by ongoing gold sales and there are no external funding requirements.

Table 22‑8:  Lower Triangle Inferred Resources Financial Analysis Summary

Description		Unit	Lower Triangle
Pre-Tax	Net Cash Flow	$ M	315.8
	Net Present Value (@ 5% discount)	$ M	204.5
After-Tax	Net Cash Flow	$ M	254.1
	Net Present Value (@ 5% discount)	$ M	161.9

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Lamaque Project, Québec, Canada Technical Report

A summary of the cash flow model for the Upper Triangle Reserves is presented in Table 22‑9.

Table 22‑9:  Lower Triangle Inferred Cash Flow Model

Parameter	Year	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Production Summary
Additional Tonnes Mined	kt	73	27	37	17	49	519	883	726	844	732	0	3,907
Additional Material Processed	kt	63	19	45	17	49	519	883	726	844	742	0	3,907
Mill Gold Head Grade	g/t Au	5.81	5.38	5.91	6.71	6.29	7.14	6.77	6.42	5.80	6.41	0.00	6.44
Mill Gold Recovery	%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%	95.0%
Gold Production	koz Au	3	0	2	9	16	112	182	146	152	149	0	771
Revenue
Gold Sales	$ M	5	0	4	13	24	169	272	219	227	224	0	1,156
Silver Sales	$ M	0.03	0.00	0.02	0.08	0.14	1.01	1.63	1.32	1.36	1.34	0.00	6.9
Gross Metal Sales	$ M	4.6	0.0	3.5	13.0	24.2	169.6	274.0	220.6	228.7	225.1	0.0	1,163.4
Transport & Refining Cost	$ M	0.01	0.00	0.00	0.02	0.03	0.22	0.36	0.29	0.30	0.30	0.00	1.5
Royalty Payments	$ M	0.05	0.00	0.04	0.13	0.24	1.69	2.74	2.20	2.28	2.25	0.00	11.6
Net Revenue	$ M	4.6	0.0	3.5	12.8	23.9	167.7	270.9	218.2	226.1	222.6	0.0	1,150.2
Operating Expenditures
Mining	$ M	7.7	1.4	2.3	5.6	4.8	40.6	73.5	69.1	63.2	53.2	0.0	321
Processing	$ M	1.4	0.4	1.0	0.4	0.6	11.1	19.3	15.8	18.4	16.2	0.0	85
General and Administration	$ M	0.0	0.0	0.0	0.0	0.0	11.9	23.9	23.1	22.4	18.3	0.0	100
Operating Costs	$ M	9.1	1.8	3.3	6.0	5.4	63.7	116.6	108.1	104.0	87.7	0.0	505.6
Earnings
EBITDA	$ M	-4.6	-1.8	0.2	6.8	18.5	104.0	154.3	110.1	122.1	134.9	0.0	645
Capital Expenditures
Growth	$ M	4.3	9.6	14.9	16.1	16.5	3.6	17.1	3.4	0.0	0.0	0.0	85.5
Sustaining	$ M	0.0	0.0	8.9	17.9	15.7	60.7	51.9	51.1	29.4	7.2	0.0	242.7
Reclamation and Closure	$ M	0.0	0.0	0.0	0.0	-5.0	-5.0	0.0	0.0	0.0	5.3	5.3	0.6
Salvage Value Credit	$ M	0.0	0.0	0.0	0.0	0.0	3.0	0.0	0.0	0.0	0.0	-3.0	0.0
Total Capital Costs	$ M	4.3	9.6	23.8	33.9	27.2	62.3	69.0	54.6	29.4	12.5	2.3	328.8
Pre-Tax Cash Flow
Pre-Tax Cash Flow	$ M	-8.8	-11.4	-23.5	-27.1	-8.7	41.8	85.3	55.5	92.7	122.4	-2.3	315.8
Cumulative Pre-Tax Cash Flow	$ M	-8.8	-20.2	-43.7	-70.8	-79.5	-37.8	47.5	103.0	195.7	318.1	315.8	315.8
Taxes and Duties
Income Tax	$ M	0.0	0.0	0.0	1.8	1.9	-0.4	0.8	0.0	0.0	10.1	0.0	14.2
Quebec Mining Duties	$ M	-0.9	-0.9	-1.6	-1.6	-0.8	11.5	12.4	5.9	9.6	14.0	0.0	47.5
Total Taxes and Duties	$ M	-0.9	-0.9	-1.6	0.2	1.1	11.2	13.2	5.9	9.6	24.0	0.0	61.7
After-Tax Cash Flow
After-Tax Cash Flow	$ M	-7.9	-10.5	-21.9	-27.3	-9.8	30.6	72.1	49.6	83.2	98.4	-2.3	254.1
Cumulative After-Tax Cash Flow	$ M	-7.9	-18.4	-40.3	-67.6	-77.4	-46.9	25.2	74.9	158.1	256.4	254.1	254.1

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Lamaque Project, Québec, Canada Technical Report

22.3.9 Lower Triangle Production Costs

A summary of the Lower Triangle production costs is provided in Table 22‑10.  All costs are in US$.  Total cash costs are calculated per ounce on a payable basis using the costs of mining, processing, on-site G&A, refining and transport, and royalties.

The LOM operating cash cost per ounce (Including by-product credits) is $664/Au oz.

The LOM cost all-in sustaining cost (AISC) per ounce is $974/Au oz derived from the total cash costs plus sustaining capital, and closure costs.

Table 22‑10:  Lower Triangle Inferred Resources Production Cost Summary

Description	Unit	Value[1]
Gold Production	koz	770.9
Mining Costs	$ M	321.3
Processing Cost	$ M	84.7
General & Administration Costs	$ M	99.7
Refining and Transport	$ M	1.5
Royalties	$ M	11.6
By-product credit (Ag)	$ M	-6.9
Total operating cost (after Ag credit)	$ M	511.8
Gold price	$/oz	1500
Cash cost (operating)	$/oz	664
Sustaining and closure costs (net of salvage value)	$ M	243.3
Total costs (operating and sustaining)	$ M	755.1
AISC costs (1)	US$/oz	979

Note:  As defined by the World Gold Council less corporate G&A cost

22.3.10 Lower Triangle Sensitivity Analysis

A financial sensitivity analysis was carried out on the Lower Triangle Inferred Resources with respect to the gold price.  The NPV, after tax at a 5% discount rate, based on the sensitivity analysis are summarized in Table 22‑11.

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Lamaque Project, Québec, Canada Technical Report

Table 22‑11:  Lower Triangle Sensitivity Analysis (5%) Sensitivity Results (after-tax)

	CAPEX		SUSEX		OPEX		Gold
% Change	US$ × 1000	NPV $US × M	US$ × 1000	NPV $US × M	US$/t Ore	NPV $US × M	$Au oz.	NPV $US × M
80%	$68.4	$171.1	$194.6	$186.6	$106.0	$207.2	$1,200	$35.3
85%	$72.7	$168.8	$206.8	$180.4	$112.6	$196.4	$1,300	$81.2
90%	$76.9	$166.5	$219.0	$174.2	$119.2	$185.1	$1,400	$126.3
95%	$81.2	$164.2	$231.1	$168.0	$125.9	$173.3	$1,500	$161.9
100%	$85.5	$161.9	$243.3	$161.9	$132.5	$161.9	$1,600	$196.3
105%	$89.8	$159.5	$255.4	$155.7	$139.1	$150.6	$1,700	$229.6
110%	$94.0	$157.2	$267.6	$149.6	$145.7	$139.7	$1,800	$262.2
115%	$98.3	$154.9	$279.8	$143.4	$152.4	$126.3	$1,900	$294.8
120%	$102.6	$152.5	$291.9	$137.3	$159.0	$111.3	$2,000	$328.2

The sensitivity analysis reveals that the NPV was most impacted by changes to gold price.  Gold price was evaluated between $1200/oz Au and $2000/oz Au, at $1200 /oz Au the project economics remained robust with an after tax of NPV over $200 million shown in Figure 22‑6

Figure 22‑6:  Lower Triangle Sensitivity of the Net Present Value (after-tax) to Gold Price

Separately, sensitivities were run in a range between -20% and +20% variations in capital costs, sustaining cost, and operating costs.  The analysis showed the project was most sensitive to operating costs, a 20% increase resulted in an after tax NPV of $159 million, capital and sustaining cost increases were less significant as shown in Figure 22‑7.

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Lamaque Project, Québec, Canada Technical Report

Figure 22‑7:  Lower Triangle Sensitivity of the Net Present Value (after-tax) to Financial Variables

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Lamaque Project, Québec, Canada Technical Report

22.4 ORMAQUE INFERRED RESOURCES

The economic/financial assessment of the Ormaque Inferred resource was carried out using a discounted cash flow approach on a pre-tax and after-tax basis.  No provision was made for the effects of inflation.  Current Canadian tax regulations were applied to assess the corporate tax liabilities, while the regulations in Québec were applied to assess the mining duties and tax liabilities.  All costs, revenues and prices are in US$ unless otherwise noted.

22.4.1 Cautionary Statement

This PEA is preliminary in nature and is based on numerous assumptions and the incorporation of Inferred mineral resources.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves except as allowed for by National Instrument 43-101 in PEA studies.  There is no guarantee that Inferred resources can be converted to Indicated or Measured resources and, as such, there is no guarantee that the economics described herein will be achieved.

The economic analysis presented in this section contains forward-looking information with regard to the mineral resource estimates, commodity prices, exchange rates, proposed mine production plan, projected recovery rates, operating costs, construction costs and Project schedule.  The results of the economic analysis are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to:

•	Future gold prices

•	Currency exchange rate fluctuations

•	Estimation and realization of mineral resources

•	Estimated costs and timing of capital and operating expenditures

22.4.2 Methods, Assumptions and Basis

The economic analysis evaluates revenue, expenditures, taxes, and other factors applicable to the Project.  The economic analysis was performed using the following assumptions and basis:

•	The economic analysis is based on the mineral resources, processing and recovery methods, mining methods and production schedule as outlined in previous sections.

•	The gold price used in the economic model is $1,500/oz. No price inflation or escalation factors were considered. It is understood that commodity prices can be volatile and that there is the potential for deviation from the LOM forecasts.

•	Class specific Capital Cost Allowance rates are used for the purpose of determining the allowable taxable income.

•	Production capacity continues at a maximum of 912,500 tpa.

•	Class specific Capital Cost Allowance rates are used for the purpose of determining the allowable taxable income.

•	An exchange rate of 1.25CA$ per US$ was assumed to convert operating and capital costs inCA$ into US$.

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Lamaque Project, Québec, Canada Technical Report

This financial analysis was performed on both a pre-tax basis and after-tax basis with the assistance of an external tax consultant.  The general assumptions used for this financial model are summarized in Table 22‑12.

Table 22‑12:  Ormaque Financial Model Parameters

Parameter	Unit	Value(1)
Gold Price	$/oz	1500
Total Material Mined (Mineralized Material and Waste)	Mt	3.73
Total Material Processed	Mt	2.93
Gold Recovery	%	96.5%
Average Mining Costs	$/t	94.02
Average Process Costs	$/t	21.84
Average General and Administrative Costs	$/t	27.16
Total Operating Cost	$/t	143.02
Transport and Refining	$/t	2.00
Silver (Credit)	$/t	1.92
Growth Capital Cost	$ M	19.6
Sustaining Capital Cost	$ M	87.4
Reclamation and Closure Cost	$ M	0.6
Salvage Value (Credit)	$ M	0.0

Note:  Lamaque operation values shown for reference purposes.  The financial analysis and sensitivity performed are for the Expansion Project only

22.4.3 Capital and Sustaining Costs

All capital costs (expansion, sustaining, reclamation and closure) for Ormaque have been distributed against the development schedule to support the economic cash flow model.

22.4.4 Closure and Salvage Values

For the purposes of this financial analysis, additional reclamation, and closure costs of $0.6 million have been assumed.  No additional salvage value has been assumed.

22.4.5 Royalties and Third-Party Interests

Eldorado Gold is the 100% owner of the Lamaque property.  For purposes of the economic analysis, a royalty rate of 1.00% has been applied to all commercial ounces.

22.4.6 Taxation

Lamaque is subject to three levels of taxation, including federal income tax, provincial income tax, and provincial mining taxes as summarized in section 22.2.6.

22.4.7 Ormaque Inferred Resources Gold Production

Minable mineralized material withing the Ormaque inferred resource is approximately 2.93 Mt, producing 625 koz of gold, Figure 22‑8 provides a summary of gold production by year.

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Lamaque Project, Québec, Canada Technical Report

Figure 22‑8:  Annual Mineralized Material Processed and Gold Produced, Ormaque

The mine production shown accounts for Ormaque mineralized material in an optimized mine plan; Upper Triangle reserves and Lower Triangle mineralized materials mine production shown are optimized from the Upper Triangle and Lower Triangle cases.

22.4.8 Ormaque Financial Analysis Summary

A 5% discount rate was applied to the Ormaque Inferred Resources cash flows to derive the NPV on a pre-tax and after-tax basis.  Cash flows have been discounted to Q4 2021.  The summary of the financial evaluation results for Ormaque is presented in Table 22‑13.

Table 22‑13:  Financial Analysis Summary, Ormaque Inferred Resources

Description		Unit	Ormaque
Pre-Tax	Net Cash Flow	$ M	406.3
	Net Present Value (@ 5% discount)	$ M	232.6
After-Tax	Net Cash Flow	$ M	345.8
	Net Present Value (@ 5% discount)	$ M	197.2

The NPV values shown are the addition cash flow as the result of adding Ormaque from an optimized mine plan.  The IRR for the Lower Triangle inferred material is 38.6%.  The cashflow model is presented in Table 22‑14, based on an optimized mine plan.  2022 and 2023 include processing of stockpiled material, 2025 and 2026 indicate minor additional gold production based on some smaller higher-grade stopes mined in Upper Triangle which would have been deferred to access larger stopes to maintain at higher production levels.  Addition of Ormaque material reduces mining rates Triangle and lowers mining costs in the early years.

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Lamaque Project, Québec, Canada Technical Report

Table 22‑14:  Ormaque Triangle Inferred Cash Flow Model

Parameter	Year	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Total
Production Summary
Additional Tonnes Mined	kt	0	0	0	0	0	45	18	178	46	161	895	869	515	200	2,927
Additional Material Processed	kt	10	8	0	0	0	45	18	178	46	151	895	869	515	200	2,935
Mill Gold Head Grade	g/t Au	6.77	7.58	0.00	7.25	9.48	7.36	6.19	5.55	6.08	7.74	7.69	7.06	5.80	5.94	6.88
Mill Gold Recovery	%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%
Gold Production	koz Au	1.9	1.5	0.0	3.4	6.2	11	1	34	29	33	190	183	93	37	625.4
Revenue
Gold Sales	$ M	3	2	0	6	9	17	1	51	44	50	285	275	140	55	938
Silver Sales	$ M	0.02	0.01	0	0.03	0.06	0.10	0.01	0.31	0.26	0.30	1.71	1.65	0.84	0.33	5.6
Gross Metal Sales	$ M	2.9	2.2	0	5.6	9.4	17.2	1.0	51.2	44.4	50.5	286.5	276.7	140.5	55.5	943.7
Transport & Refining Cost	$ M	0.0	0.0	0	0.01	0.01	0.02	0.00	0.07	0.06	0.07	0.38	0.37	0.19	0.07	1.25
Royalty Payments	$ M	0.03	0.02	0	0.06	0.09	0.17	0.01	0.51	0.44	0.50	2.86	2.76	1.40	0.55	9.42
Net Revenue	$ M	2.8	2.2	0	5.6	9.3	17.0	1.0	50.7	43.9	50.0	283.2	273.5	138.9	54.9	933.0
Operating Expenditures
Mining	$ M	-2.7	-8.7	-0.5	-0.7	3.1	12.2	13.1	27.3	19.6	24.7	69.7	63.8	39.3	15.5	275.8
Processing	$ M	0.2	0.2	-0.2	0.0	0.0	1.0	0.4	3.9	1.0	3.3	19.5	19.0	11.2	4.4	63.9
General and Administration	$ M	0	0	0	0	0	0	0	0.4	1.1	5.2	23.5	23.5	17.6	8.2	79.5
Operating Costs	$ M	-2.5	-8.5	-0.7	-0.7	3.1	13.2	13.5	31.6	21.7	33.1	112.8	106.2	68.2	28.1	419.2

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Lamaque Project, Québec, Canada Technical Report

Earnings
EBITDA	$ M	5.3	10.7	-0.7	6.3	6.3	3.8	-12.4	19.1	22.2	16.8	170.5	167.3	70.7	26.8	512
Capital Expenditures
Growth	$ M	0.0	-6.0	-3.7	24.4	3.3	0.5	0.7	0.3	0.1	0.0	0.0	0.0	0.0	0.0	19.6
Sustaining	$ M	15.5	5.8	2.3	0.9	0.8	6.3	22.2	7.1	0.7	13.4	8.0	4.0	0.5	0.0	87.4
Reclamation and Closure	$ M	0	0	0	0	0	0	0	0	0	-5.3	-5.3	0.0	5.6	5.6	0.6
Salvage Value Credit	$ M	0	0	0	0	0	0	0	0	0	0.0	3.0	0.0	0.0	-3.0	0.0
Total Capital Costs	$ M	15.5	-0.2	-1.4	25.3	4.0	6.8	22.9	7.3	0.8	8.1	5.7	4.0	6.1	2.6	107.6
Pre-Tax Cash Flow
Pre-Tax Cash Flow	$ M	-10.2	10.8	2.1	-19.0	2.2	-3.0	-35.3	11.7	21.4	8.7	164.8	163.3	64.6	24.2	406.3
Cumulative Pre-Tax Cash Flow	$ M	-10.2	0.7	2.8	-16.2	-14.0	-17.0	-52.4	-40.7	-19.2	-10.6	154.2	317.5	382.1	406.3	406.3
Taxes and Duties
Income Tax	$ M	0	0	1.5	-0.5	-0.3	-0.8	-0.8	0.0	0.0	-10.1	5.6	12.6	0.0	0.0	7.3
Quebec Mining Duties	$ M	0.1	1.2	-0.2	-0.4	-0.2	-0.5	-3.9	1.4	2.4	1.2	21.7	23.3	6.5	0.5	53.2
Total Taxes and Duties	$ M	0.1	1.2	1.3	-0.9	-0.4	-1.3	-4.7	1.4	2.4	-8.9	27.3	36.0	6.5	0.5	60.5
After-Tax Cash Flow
After-Tax Cash Flow	$ M	-10.3	9.6	0.8	-18.1	2.7	-1.7	-30.6	10.3	19.0	17.6	137.5	127.3	58.1	23.7	345.8
Cumul. After-Tax Cash Flow	$ M	-10.3	-0.6	0.2	-17.9	-15.3	-17.0	-47.6	-37.4	-18.4	-0.8	136.7	264.0	322.1	345.8	345.8

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Lamaque Project, Québec, Canada Technical Report

22.4.9 Ormaque Production Costs

A summary of the Ormaque production costs is provided in Table 22‑15.  All costs are in US$.  Total cash costs are calculated per ounce on a payable basis using the costs of mining, processing, on-site G&A, refining and transport, and royalties.

The LOM operating cash cost per ounce (Including by-product credits) is $678/Au oz.  The LOM cost all-in sustaining cost (AISC) per ounce is $819/Au oz.  derived from the total cash costs plus sustaining capital, and closure costs.

Table 22‑15:  Ormaque Inferred Resources Production Cost Summary

Description	Unit	Value[1]
Gold Production	koz	625.0
Mining Costs	$ M	275.2
Processing Cost	$ M	63.9
General & Administration Costs	$ M	79.5
Refining and Transport	$ M	1.3
Royalties	$ M	9.4
By-product credit (Ag)	$ M	-5.6
Total operating cost (after Ag credit)	$ M	423.6
Gold price	$/oz	1500
Cash cost (operating)	$/oz	678
Sustaining and closure costs (net of salvage value)	$ M	88.5
Total costs (operating and sustaining)	$ M	512.1
AISC costs (1)	US$/oz	819

Note:  As defined by the World Gold Council less corporate G&A cost

22.4.10 Ormaque Sensitivity Analysis

A financial sensitivity analysis was carried out on the Ormaque Inferred Resources with respect to the gold price.  The NPV, after tax at a 5% discount rate, based on the sensitivity analysis are summarized in Table 22‑16

Table 22‑16:  Ormaque Sensitivity Analysis (5%) Sensitivity Results (after-tax)

	CAPEX		SUSEX		OPEX		Gold
% Change	US$ × 1000	NPV $US × M	US$ × 1000	NPV $US × M	US$/t Ore	NPV $US × M	$Au oz.	NPV $US × M
80%	$15.7	$199.2	$70.4	$204.8	$108.2	$227.8	$1,200	$106.7
85%	$16.7	$198.7	$74.8	$203.1	$114.9	$220.9	$1,300	$138.7
90%	$17.7	$198.2	$79.2	$201.3	$121.7	$213.4	$1,400	$169.8
95%	$18.6	$197.7	$83.6	$199.3	$128.5	$205.9	$1,500	$197.2
100%	$19.6	$197.2	$88.0	$197.2	$135.2	$197.2	$1,600	$221.6
105%	$20.6	$196.8	$92.4	$195.3	$142.0	$188.7	$1,700	$244.5
110%	$21.6	$196.4	$96.8	$193.4	$148.7	$179.8	$1,800	$266.5
115%	$22.6	$195.9	$101.2	$191.4	$155.5	$169.8	$1,900	$287.9
120%	$23.5	$195.5	$105.6	$189.3	$162.3	$159.4	$2,000	$309.6

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Lamaque Project, Québec, Canada Technical Report

The sensitivity analysis reveals that the NPV was most impacted by changes to gold price.  Gold price was evaluated between $1200/oz Au and $2000/oz Au, at $1200 /oz Au the project economics remained robust with an after tax of NPV over $105 million shown in Figure 22‑9.

Figure 22‑9:  Ormaque Sensitivity of the Net Present Value (after-tax) to Gold Price

Separately sensitivities were run in a range between -20% and +20% variations in capital costs, sustaining cost, and operating costs.  The analysis showed the project was most sensitive to operating costs, a 20% increase resulted in an after tax NPV of $228 million, capital and sustaining cost increases were less significant as shown in Figure 22‑10.

Figure 22‑10:  Ormaque Sensitivity of the Net Present Value (after-tax) to Financial Variables

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Lamaque Project, Québec, Canada Technical Report

SECTION • 23 ADJACENT PROPERTIES

The Lamaque Project is in an historical mining district with multiple past and current gold producers.  The area remains a major mining centre with considerable exploration activities.  Several Canadian exploration and mining companies are actively working in the area Figure 23‑1 shows the location of some of the more active licenses in the area surrounding the Lamaque Project.

23.1 BOURLAMQUE PROPERTY (ELDORADO GOLD QUÉBEC INC.)

The Bourlamaque property was acquired by Eldorado in 2021 through the acquisition of QMX Gold Corporation (QMX). The property is contiguous with the Lamaque Project to the east and north  and covers roughly 30 km strike length of the stratigraphic belt that host most of the significant deposits and mines in the Val-d'Or district. The property includes the Lac Herbin Mine, located due north of Lamaque, which was operated by QMX until 2015 .

In 2017, QMX re-started their exploration program on the Bourlamaque Property and completed a regional high-resolution airborne MAG survey and compilation of historical data leading to the prioritisation of exploration targets. From this work, several targets were drill tested leading to the discovery of the Bonnefond deposit, located immediately east of the old Louvicourt mine. A maiden resource estimate was published September 12th, 2019, for the Bonnefond deposit (“NI 43-101 Technical Report, Mineral Resource Estimate for the Bonnefond South Intrusive Project”), and an updated resources estimate was published January 15th 2021 (“NI 43-101 Technical Report, Mineral Resource Estimate for the Bonnefond South Intrusive Project”). The 2021 estimates amount to 7,418,000 tonnes at a grade of 1.67 g/t Au totaling 397,000 oz in the indicated category and 3,335,000 tonnes at a grade of 2.71 g/t Au totaling 290,800 oz in the inferred category. The indicated category is all included within an open pit, while the inferred is split between open pit and underground. The cut off grade ranged from 0.6 g/t Au for the open pit and from 2.7 to 3.4 g/t Au for the underground portion.

Drilling to the west end of the Lac Herbin mine, QMX identified high-grade quartz-tourmaline veins similar to those mined at the Lac Herbin mine. This new zone, referred to as the River zone, is one of the more important targets on this part of the Bourlamaque property. Several other targets exist near and between the three historical mines in the area (Lac Herbin, Ferderber, Dumont). Eldorado is currently re-interpreting the area and prioritizing drill targets to be tested starting in 2022.

On the eastern end of the property, the Bevcon pluton is host to the historical Bevcon and Buffadison mines.  Ore produced from these mines was associated a series of sub-vertical east-west striking structures along the northern contact of the pluton. A 3D geological model and interpretation of the old mines has been created and is being used in targeting for potential extensions of these veins.

23.2 O3 MINING

O3 Mining Inc.  (O3 Mining) is a spin-off company from Osisko Mining that was formed in July 2019 through a reverse takeover transaction of Chantrell Ventures.  Some of Osisko’s properties were transferred to O3 Mining including the Marban property located near the town of Malartic.  The company then acquired the claims owned by Australian company Chalice Resources located on the eastern end of the Val-d'Or district.  In August 2019, O3 Mining completed the acquisition of Alexandria Minerals.  Alexandria owned the block of claims south of Lamaque and of the Bourlamaque property.  O3 Mining has been referring to the block of claims previously owned by Alexandria as the Alpha property.

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Also in 2019, O3 Mining acquired the block of claims to the west of the Lamaque/Bourlamaque properties through the acquisition of Haricana River Mining Corporation.  The property has two shafts from past gold producers, called the Hydro Zone and the New Harricana Zone.  The last drill program was conducted in 2009, but no results are publicly available.

Also in 2019, O3 Mining acquired the block of claims to the west of the Lamaque/Bourlamaque properties through the acquisition of Haricana River Mining Corporation. The property has two shafts from past gold producers, called the Hydro Zone and the New Harricana Zone. The last drill program was conducted in 2009, but no results are publicly available.

O3 Mining is focusing on advancing the Marban Project which was the subject of a PEA release in September 2020 (“ N.I. 43-101 Technical Report & Preliminary Economic Assessment of the Marban Project).

The Alpha property hosts numerous gold exploration targets of varying exploration stages. One of the more advanced is the Orenada Zone #2, located 2 km southeast of the Triangle deposit, which Alexandria had advanced to the resources stage. A new mineralized zone located due northwest of Orenada was discovered by Alexandria shortly before the acquisition by O3 Mining. Drilling in this area is continuing by O3 Mining.

Adjacent properties are shown in Figure 23‑1 (Source Eldorado Gold, January 2022).

Note:  Source Eldorado Gold, January 2022

Figure 23‑1:  Location map of adjacent properties

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23.3 PROBE METALS INC.

Probe Metals Inc. (“Probe”) owns the Val-d’Or East Project, comprising 436 square kilometres and located to the northeast of Eldorado’s Lamaque-Bourlamaque licenses.  Probe acquired the project through the acquisition of Adventure Gold in 2016 and have since been aggressive in exploring the area and acquiring new ground. Their main exploration targets are the New Pascalis, Courvan and Monique deposits. A PEA was published October 2021, (N.I. 43-101 Technical Report & Preliminary Economic Assessment of the Val-d’Or East Project) outlining a scenario where a central mill would produce gold from these various deposits.

In 2021, Eldorado purchased 11.5% of the shares of Probe.

In 2022, Probe announced plan to complete 150,000 m drill programs mainly focused on the Monique deposit.

23.4 GOLD POTENTIAL FROM ADJACENT PROPERTIES

Eldorado has not verified the above information about mineralization on adjacent properties around the Lamaque Project.  The presence of significant mineralization on these properties, Figure 23 2,  is not necessarily indicative of similar mineralization on the Lamaque Project.

Note:  Source Eldorado Gold, January 2022

Figure 23‑2:  Gold deposits in the Val-d’Or district

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SECTION • 24 OTHER RELEVANT DATA AND INFORMATION

24.1 LIFE OF ASSET STRATEGY

Eldorado endeavours to maximize the value of the Lamaque Project by adding to its existing resource base and by converting resources to reserves, thereby extending mine life and gold production.

Following the modernization of the Sigma mill and the commencement of mining from Upper Triangle, Eldorado has continued to invest strategically at Lamaque.  These investments include the recently completed decline that links the Sigma mill and Triangle mine and eliminates surface haulage.  Several exploration targets lie in proximity to the decline, from which exploration drilling will be possible.

Eldorado has also significantly expanded its landholdings in the Abitibi region through the acquisition of QMX Gold Corporation and its Bourlamaque property in 2021.

As part of an overall growth strategy in the Abitibi area, Eldorado continues to evaluate exploration and corporate development opportunities for high-grade ore that could be mined and trucked to the Sigma mill as well as bulk mining opportunities that would entail upgrading the Sigma mill to its permitted capacity of 5,000 tpd.

24.1.1 Exploration Upside

Despite the long exploration and mining history in the Val-d’Or area, several significant discoveries in the last decade highlight the outstanding mineral potential remaining and the opportunity for additional new discoveries to be made through systematic modern exploration.  Eldorado’s landholdings at the Lamaque Project and the newly acquired Bourlamaque property contain numerous known mineral occurrences at early to advanced stages of exploration, as well as underexplored areas with highly prospective geology still at the targeting stage.  Table 24-1 and Figure 24‑1 summarize the more significant mineralized zones and mineral occurrences currently known within the landholdings that are not included in the mineral resources outlined in this study.

The Val-d’Or district and greater southern Abitibi Greenstone Belt is host to a variety of different gold deposit styles.  Analogous targets are possible on Eldorado Gold’s current land package and include different types of orogenic vein deposit as well as the potential for gold-rich volcanic massive sulfide (VMS) systems (Table 24‑1).  Shear-hosted quartz-tourmaline-carbonate veins are the most common deposit style and key examples include the past producing mines at Lamaque and Sigma.  These deposits typically form at the intersection of second- and third-order shear zones and lithological contacts that have contrasting competency, such as volcanic and syn-volcanic intrusive contacts (Sigma) or late intrusive plugs (Lamaque and Triangle).  Examples of shear-hosted vein targets on the property include extensions to known vein systems at Triangle, Sigma and Lamaque, near-mine targets such as Vein No. 6 and Sixteen Zone.  On the Bourlamaque property, shear-hosted vein targets include extensions to past producing mines at Lac Herbin, Dumont, Ferderber, Bevcon, and Bufadisson.  Similar style targets are also recognized on non-adjacent licenses that are within trucking distance of the Sigma plant and include Bruell and Uniacke-Perestroika.  The Sigma Nord target in the northern part of the Lamaque Project area is characterized by shear hosted veins that occur partly within ultramafic rocks and may represent a similar target style to Wesdome’s Kiena mine (Athurion et al., 2021).  Flat extension vein systems form another style of orogenic gold deposit which also developed at the intersection of shear zones and lithological contacts.  The corridor defined by Parallel-Ormaque-Fortune is very favorable for this style of mineralization and appear to relate to the reactivation of splays of the Manitou shear zone where it intersects contacts of the C-porphyry.  Along-strike and depth extensions of these known zones are high priority exploration targets, as well as to the south towards Mine No. 3 and to the  north towards Plug No. 5 and Mine No. 2, the latter being a historic example of mined flat extension veins.

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Stockwork style orogenic vein systems represent a bulk tonnage style target.  These deposits typically form in late plugs and dykes and are characterized by zones of intense stockwork veins and veinlets.  Analogous current and past producing mines include Agnico Eagle’s Goldex mine west of Val-d’Or and significant portions of the historic Lamaque mine.  Current exploration targets of this type include Triangle stockworks in Lower Triangle, Plug No. 4 and Bonnefond.  All three have exploration upside and offer synergies for higher throughput at the Sigma mill.  The Lamaque Project area and Bourlamaque region is also highly prospective for gold-rich VMS deposits.  This type of deposit is not compatible with the Sigma processing plant but nonetheless is an attractive stand-alone target given that two of the world’s largest gold-rich VMS deposits are located in the southern Abitibi (Horne and LaRonde Penna; Dube and Mercier-Langevin, 2021).  Sulfide-rich gold mineralization is recognized at the Aumaque occurrence in the Lamaque Project area, whilst historic base and precious metal mines at Manitou-Barvue and Louvicourt occur in stratigraphy that is prospective for VMS deposits in the Bourlamaque region.

Eldorado Gold’s existing land package and joint-venture projects as well as additional corporate development business opportunities provide a foundation for further exploration success in the region.  New gravity and magnetic geophysical surveys and modern prospectivity approaches combined with compilation of all the existing historical data for the region will help define additional new targets providing a long-term exploration pipeline for the Lamaque Project.

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 Figure 24‑1:  Mineral Occurrences within the Lamaque project area and Bourlamaque Property

Table 24‑1:  Mineral Occurrences within the Lamaque project area and Bourlamaque Property

Mineral Occurrence or Target	Exploration Stage	Description
Lamaque Project Area
Triangle Stockwork	Advanced	Broad zones with high density of quartz-tourmaline-carbonate extensional veins and stockworks; envelopes parts of shear veins in Lower Triangle deposit
Parallel-Ormaque-Fortune	Early to advanced

Extension to the east of the structural corridor hosting the Lamaque deposit.  Gold-bearing quartz-tourmaline veins occur as shear-hosted veins close to the Lamaque mine, but are mostly extensional sub-horizontal veins near the eastern boundary of the C Porphyry.  Ormaque deposit is open at depth and towards the east representing, along with the Fortune area, excellent exploration potential to grow the resources in the project area.

Vein No. 6	Early	Western extensions of shear-hosted veins from the Lamaque deposit.
Sigma Nord	Early	East-west striking deformation zone along a series of mafic-ultramafic volcanic sequence from the Jacola Formation.
Aumaque	Early	Sulphide-rich gold bearing stringer zones within upper Val-d'Or Formation volcanic rocks.
Mine No. 3	Early	Extensions of historically mined shear-hosted veins. Potential for flat-extensional vein clusters near contact between C porphyry and volcanic units.

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Mineral Occurrence or Target	Exploration Stage	Description
Sigma East	Early	Eastern extension of the mineralized shear zones hosting the Sigma deposit. Several high-grade gold-bearing quartz-tourmaline veins hosted identified within sub-vertical shear zones.
West Plug Area	Early	Southwestern extensions of the shear zone hosted quartz-tourmaline veins from the Lamaque deposit.
Plug No. 5	Early	Potential at depth for intrusion-hosted vein clusters and stockwork zones similar to the Lamaque deposit.
Sixteen	Early	Quartz-tourmaline veins and veinlets hosted within an east-west striking dioritic dyke.
Bourlamaque Property
Herbin	Early	Extensions of the gold-bearing shear zones hosting the deposits mined at Lac Herbin, Federber and Dumont historical mines.
Bourlamaque Batholith	Targeting	Previous exploration in large batholith mainly focused near historic mines. Several sub-parallel structures have been identified and remain to be tested by drilling.
Bonnefond	Advanced	Intrusion-hosted vein stockwork and disseminated style mineralization. Shear-hosted veins have potential for higher grade gold mineralization.
Bevcon/ Buffadison	Early	Extensions to the sub-vertical shear zones hosting the gold deposits at Bevcon and Buffadison, located on the northern contact of the Bevcon Batholith.
New Louvre	Early	East-west elongate intrusion located west of Bevcon and southeast of Bonnefond. Past drilling identified a series of gold-bearing quartz-tourmaline shear-hosted veins.
Bruell Property
Bruell SW	Early

Historical mineral occurrences and exploration shafts that were following gold-bearing near-surface quartz veins.  Sparton Resources in recent drilling intersected significant mineralization associated with altered shear zones around an isolated intrusion south of the Tiblemont Batholith.

Bruell Center	Targeting	Till and soil sample programs identified anomalies in the center of the property which have not been drill-tested.
Uniacke / Perestroika / Perestroika West Properties
Heva-Cadillac	Early

Gold mineralization was identified by trenching and drilling along a significant northwest trending regional deformation zone (Uniacke).  Several high-grade gold results were returned in reconnaissance drilling

24.2 MATERIALS HANDLING AND FLEET ELECTRIFICATION

Trade-off studies were carried out to compare the base case of diesel haulage with alternate materials handling technologies within the Sigma-Triangle decline as well as within the Lower Triangle mine.  The economics in the technical study are based on diesel haulage, but further studies will be carried out to confirm the additional value.

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24.2.1 Sigma-Triangle Decline

Materials handling technologies considered within the Sigma-Triangle decline included conventional diesel truck hauling, battery electric vehicles (BEV) truck hauling, conventional conveying, and RailVeyor.  Of the options considered, only RailVeyor presented a lower NPC as well as provided additional benefits around lower GHG emissions and reduced ventilation requirements.  Over time, the Sigma-Triangle decline is expected to have several connecting drifts to allow for accessing of deposits such as Parallel and Ormaque.  This would make it difficult to have one loading station for haulage through the ramp.  It would also be difficult to dedicate the decline for a potential RailVeyor installation.  For these reasons, conventional diesel haulage was maintained for haulage through the Sigma decline.  Trials will be undertaken in the future to evaluate BEV truck performance.

24.2.2 Triangle Haulage

Materials handling options within the Triangle mine become more complex as the mine deepens and the haulage trips lengthen, increasing the number or trucks required and the amount of ventilation needed.  Several options were considered for haulage in the Triangle mine, including vertical conveying, RailVeyor within a dedicated drift, a conventional conveyor within a dedicated drift, BEV truck hauling, trolley assist truck hauling, automated BEF truck hauling within a dedicated drift, a surface shaft, an internal shaft, and the use of battery vehicles for the auxiliary (non-haulage fleet).  Of the options considered, vertical conveying, RailVeyor within a dedicated drift, conventional conveying within a dedicated drift, and BEV trucks all represent cost savings on an NPC basis and significant benefits from a GHG emissions.

With potential savings of up to $32M identified on an NPC basis, these alternatives will be further studied to deliver improved confidence in the business case.

24.3 RISKS AND OPPORTUNITIES

Risks and opportunities were assessed with as part of a cross-functional risk workshop between Eldorado, Lamaque, and Stantec.

24.3.1 Risks

Identified risks, mitigation efforts and residual risks are summarized in Table 24‑2.  The initial and residual risks are assessed based on a combined consequence and likelihood score.

Table 24‑2: Risk Register

	Category	Description	Initial Risk	Future Controls	Residual Risk
R1	Geology	Lower than expected conversion to reserves at Ormaque and Lower Triangle	High	Further exploration drilling	Low
R2	Haulage	Diesel truck haulage to Lower Triangle cannot be sufficiently ventilated and will slow production	Medium	Ensure LOM ventilation model is followed, BEV equipment assessment, consider materials handling alternatives	Low
R3	Mining	Ormaque production does not meet forecast due to drift and fill mining method which is new to site	Medium	Train miners and bring in experts with drift and fill experience	Low
R4	Water Management	Increased water is found in Ormaque that exceeds site water handling capacities	Low	Ensure hydrology is modelled properly and the site water balance is accurate	Low
R5	Water Management	Lamaque tailings facility crown pillar above Ormaque and Sigma decline fails resulting in water inflow	Medium

Pillar design, Ormaque geotechnical criteria, diamond drillhole grouting, review of historic drilling and excavations.  Geotechnical investigations and monitoring of the crown pill and tailings facility

Medium

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	Category	Description	Initial Risk	Future Controls	Residual Risk
R6	Water Management	Lamaque tailings facility crown pillar above Ormaque and Sigma decline fails result in tailings inflow	Medium

Pillar design, Ormaque geotechnical criteria, diamond drillhole grouting, review of historic drilling and excavations.  Geotechnical investigations and monitoring of the crown pill and tailings facility

Medium
R7	Infrastructure	The paste backfill plant location creates high pipe pressures and line losses	High	Ensure paste recipe is suitable for long pumping distances, install protection system and rupture valves in specific areas. Alternative surface tailings disposal.	Medium
R8	Geotechnical	Required paste backfill strengths not achieved	High	Ensure proper testwork and adequate design is carried out.	Medium
R9	Ventilation	Blast clearing time is too long.	High	Modify ventilation infrastructure plan.	Low
R10	Mining	Low-profile mining equipment is new to site	Low	Training for operators and manufacturer support	Low
R11	Mining	Paste backfill is a new method for Lamaque which may lengthen commissioning time	Medium	Training, systems created for QA/QC, outside consultants during start-up, staged integration, vendor training and site visits	Low
R12	Ventilation	Higher heat at depth	Low	Studies for geothermal gradient, ventilation requirements, BEV assessment	Low
R13	Processing	Lower Triangle and Ormaque have lower processing recovery than forecasted	High	Additional sampling and testing to verify recovery, adjustments to mine plans	Low
R14	Processing	Ore hardness change in Lower Triangle and Ormaque limit throughput	High	Additional sampling and testing to verify hardness, adjustments to mine plans	Low
R15	Mining	Seismicity	Low	Seismic monitors, ground control plan updates	Low
R16	Geotechnical	Unexpected ground conditions in Lower Triangle and Ormaque	High	Ensure adequate drilling and sampling, ground control plan, QA/QC	Low
R17	Environment	Tailings chemistry and ARD generation	Low	Water treatment	Low

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24.3.2 Opportunities

Opportunities are summarized in Table 24‑3, with assessments based on a combined consequence and probability score.

Table 24‑3: Opportunity Register

	Category	Description	Outcome	Opportunity Level
O1	Geology	Lower Triangle resources continue at depth	Additional mine life and ounce production	High
O2	Geology	Ormaque resource continues at depth and on strike	Additional mine life and ounce production	High
O3	Geology	Discovery of new economic resources within project area or on adjacent properties within trucking distance of Sigma mill	Additional mine life and ounce production	High
O4	Mining	Sinking a shaft or other materials handling infrastructure could increase efficiencies opening up deeper mining	Future deeper mining potential and bulk mining opportunities (Stockworks concept)	Medium
O5	Mining	BEV for lower head loads (LHD’s)	Reduces ventilation requirement, carbon footprint, social license	High
O6	Mining	Automation for increased productivity during shift change	Increased overall productivity	Medium
O7	Mining	Low-profile mining for decreased dilution at Ormaque	Higher head grade	Medium
O8	Mining	Longhole blast optimization study to lower dilution	Higher head grade	Medium
O9	Permitting	Sharing infrastructure between Sigma and Triangle	Lower capital expenditures	Medium

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 SECTION • 25 INTERPRETATION AND CONCLUSIONS

25.1 OVERVIEW

The Lamaque Project has had a solid history of operational performance since mining in the Upper Triangle mine started in 2017 with bulk sampling, pre-production in late 2018, and commercial production commencing in 2019.  The Upper Triangle mine has achieved and surpassed many metrics described in the previous technical report (2018).  Production tonnages and gold produced have matched and now exceed the plans outlined in the 2018 report.  It is expected that the Upper Triangle mine will continue to perform as well in the future as it has during the past 3 years of operations.

The geology of the Triangle deposit is well understood.  Diamond drill holes continue to be the principal source of geologic and grade data for the Lamaque Project.  That data is well managed and controlled by a robust QA/QC program and database management system.  These systems demonstrate that the Lamaque Project data are sufficiently accurate and precise for resource estimation.

The results of this Technical Report demonstrate that the Lamaque Project warrants continued development due to its positive, robust economics.  Additionally, the Lower Triangle and Ormaque opportunities represent additional accretive value which warrants their further study.  To date, the qualified persons are not aware of any fatal flaws on the Lamaque Project, and the results are considered sufficiently reliable to guide Eldorado management in a decision to further advance the Project.  Except for those outlined in this report in Section 24, the report authors are unaware of any unusual or significant risks or uncertainties that would affect project reliability or confidence based on the data and information made available.

It is concluded that the work completed in the Feasibility level assessment of the Upper Triangle deposit and Parallel deposit reserves indicate that the exploration information, mineral resource, and Project economics are sufficiently defined to indicate the Project is technically and economically viable.

It is concluded that the work completed in the PEA of Lower Triangle inferred resources indicate that the exploration information, mineral resource, and economics are sufficiently defined to indicate the Lower Triangle extension is potentially technically and economically viable.

It is concluded that the work completed in the PEA of Ormaque  inferred resources indicate that the exploration information, mineral resource, and economics are sufficiently defined to indicate the Ormaque satellite deposit is potentially technically and economically viable.

Readers should take care to differentiate these PEAs from the economic analysis for the Upper Triangle Reserves.  The PEAs only demonstrate the potential viability of mineral resources and are not as comprehensive as the economic analysis for the Upper Triangle Reserves.  The level of detail, precision, and confidence in outcomes between the economic analysis for the Upper Triangle Reserves and the PEAs is significantly different.

The PEAs are preliminary in nature and are based on numerous assumptions and the incorporation of Inferred mineral resources.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves except as allowed for by National Instrument 43-101 in PEA studies.  There is no guarantee that inferred mineral resources can be converted to indicated or measured mineral resources and, as such, there is no guarantee that the economics described herein will be achieved.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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For these reasons, the recommended path forward is to continue exploration and delineation drilling focusing on resource conversion and expansion and to continue advanced studies around the investments required to develop Lower Triangle and Ormaque and run an Ormaque bulk sample once the exploration drift is completed.

25.2 MINERAL RESOURCES AND MINERAL RESERVES

The mineral resource and mineral reserve estimates are consistent with the CIM definitions referred to in NI 43-101.  It is the opinion of the qualified persons that the information and analysis provided in this report is considered sufficient for reporting mineral resources and mineral reserves.

A test of reasonableness for the expectation of economic extraction was made on the Lamaque Project mineral resources by developing underground mine designs based on optimal operational parameters and gold price assumptions.  An underground mine design was chosen to constrain mineral resources likely to be mined by underground mining methods.  Eligible model blocks within this shell were evaluated at a resource cut-off grade of 3.0 g/t Au.

The mineral resource model was used as input for the mineral reserve estimate.  The modelling methods, grade models, resource classification, and density model were reviewed and found appropriate for the mineral reserve estimation.

Information and data contained in or used in the preparation of mineral resource update were obtained from historic data obtained from Integra Gold, verified, and supplemented by information from several surface diamond drill campaigns undertaken by Integra Gold and subsequently Eldorado Gold.  The mineral resource is consistent with the CIM definitions referred to in NI 43-101.  It is the opinion of the qualified persons that the information and analysis provided in this report is considered sufficient for reporting mineral resources.

Results of drilling indicate the Triangle ore body is open at depth.  Recent conversion of inferred resources to measured and indicated level resources in the Upper Triangle zones allows for the reasonable possibility of converting lower zones of similar magnitude.  Eldorado considers this an opportunity to the Project; further exploration at depth should be completed.

The mineral reserve estimate used industry-accepted methods and were classified as proven and probable mineral reserves using logic consistent with the CIM definitions referred to in NI 43-101.  The cut-off grade was calculated from first principles and honors current and projected costs and mining factors.  The current mineral reserves define almost five years of mine life, which is at least two more than the life estimated in the 2018 report considering higher throughputs.

25.3 MINING METHODS

The existing underground mine supports the extraction of approximately 2,500 tpd on average.  Mining is conducted using a conventional fleet and mining methods, ventilation, dewatering systems, and electrical infrastructure will be expanded as necessary with mine development.

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25.4 METALLURGY

Historical test work data and production data was reviewed and provides a high degree of confidence in the process designs and the stated recoveries.  Testwork has continued recently with samples from Lower Triangle (Zones C6 to C10) and Ormaque.

25.5 PROCESSING AND PASTE BACKFILL

This technical study assumes the Sigma mill will ramp up to a capacity of 912,500 tpa near current operating throughput.  The mill is currently operating a conventional process including crushing, grinding, gravity concentration, leaching, carbon-in-pulp, elution, carbon regeneration and refinery areas.  Minor debottlenecking modifications are planned:

A new paste backfill plant is planned to dewater the Sigma mill tailings and produce a paste suitable for backfilling applications via thickening, pressure filtration, and mixing to produce cemented backfill.  Additional testwork and design work will be conducted to support project advancement.

25.6 TAILINGS MANAGEMENT FACILITY

Long-term tailings management plans are sufficient to support the study.  The planned expansion of the Sigma TSF will have sufficient capacity, to hold the existing reserves.  With the addition of paste backfill to the operation by 2026, the Sigma TSF and mine backfilling has capacity for proposed production plans until 2028 with potential for further optimization.  Additional capacity will be required to support long term plans by 2029 if conversion of inferred resources is successful.  Numerous options have been identified for long term tailings placement and engineering studies are ongoing to assess the technical and economic feasibility of the option, deposition at nearby brownfield sites, or in-pit deposition within the Sigma open pit.

25.7 ENVIRONMENTAL AND PERMITTING

Under federal and provincial and regulations, the Lamaque Project, operated by Eldorado Gold Quebec, 100% owned by Eldorado Gold Corporation has been fully permitted by all governmental agencies to commercially operate since March 31st, 2019.

The Triangle mining zone permitted under Certificate of Authorizations (CoA) 7610-08-01-70182-29 for mining operations of up to 2,650 tpd within the Triangle deposit.  The Sigma mining zone is permitted under CoA 7610-08-01-70095-31, for mining operations of 2,500 tpd from the Parallel and Ormaque deposits to a depth of 366m, an amendment to the CoA will be required to mine below the 366 m level.  The Sigma mill is permitted under CoA 7610-08-01-70095-28 for ore treatment of up to 5,000 tpd.

The operation is fully in accordance with the current EQA legislation in Quebec.

25.8 INFRASTRUCTURE

The only new infrastructure required to support the existing operation at 2,500 tpd and reserve life of mine plans are the expansion of the Sigma tailings management facility and addition of a north basin for contact water storage.  A water treatment plant is being advanced to meet the expected future water discharge limits. Planned projects for the processing plan will ensure the availability of the process operation and decrease operation risks.

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If inferred resources are converted to reserves, additional tailings capacity and support infrastructure will be required for Ormaque.

Costs for budgeted and proposed infrastructure is included in the relevant capital cost models.

25.9 CAPITAL & OPERATING COSTS, AND FINANCIAL MODELLING

The accuracy of the capital and operating cost estimates is consistent with the standards outlined by the AACE.  The economic model has been built from first principles and includes all relevant data; the qualified persons have a high level of confidence in the stated economic performance of the Project.

Eldorado’s forecasts of costs are based on a set of assumptions current as at the date of completion of this technical report.  The realized economic performance achieved on the Project may be affected by factors outside the control of Eldorado, including but not limited to mineral prices and currency fluctuations.

25.9.1 Project Risks and Opportunities

As with most mining projects, there are risks that could affect the economic viability of the Project.  Many of these risks are based on a lack of detailed knowledge and can be managed as more sampling, testing, design, and engineering are conducted at higher levels of study.  Tables in Section 24.3identify what are currently deemed to be the most significant internal project risks, potential impacts, and possible mitigation approaches that could affect the technical feasibility, and economic outcome of the Project.

External risks are, to a certain extent, beyond the control of the Project proponents and are much more difficult to anticipate and mitigate, although, in many instances, some risk reduction can be achieved.  External risks are things such as the political situation in the Project’s region, metal prices, exchange rates and government legislation.  These external risks are generally applicable to all mining projects.  Negative variance to these items from the assumptions made in the economic model would reduce the profitability of the mine and the mineral resource estimates.

The largest risk to the project economics is a decrease in gold price, project economics have been tested to $1200/oz Au and the project economics remain positive.  Escalation in costs (operating, sustaining capital, or growth capital) have impacts on project economics to a lesser extent than gold price.  Sensitivities were completed in a range of +/- 20% and the project economics remain positive.  A test was completed with a 25% increase to all three costs centers and the project remains economically viable.  Economics were tested with varying process recovery in a range of +/- 3% and maintained positive economics.  Recovery is a reasonable proxy for mining grades, a test was completed with a 20% recovery loss and economics remained positive.

There are significant opportunities that could improve the economics and or timing of the Project.  The major opportunities that have been identified at this time are summarized in Section 24.3 excluding those typical to all mining projects, such as changes in metal prices, exchange rates, etc.  Further information and assessments are needed before these opportunities should be included in the Project economics.

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SECTION • 26 RECOMMENDATIONS

Due to the positive results of the Technical Study, it is recommended to continue with the exploration campaign and continue studies to prepare for the future infrastructure requirements supporting an extended mine life.

Recommendations in this section refer to completing work required to continue with mining operations in Upper Triangle or advancing knowledge of the Lower Triangle or Ormaque zones.  Future capital spending to support mining in new zones will be contingent on successful conversion of inferred resources to mining reserves and are not included in the recommendations listed.

26.1 GEOLOGY - EXPLORATION

Exploration programs are ongoing at the Lamaque Project and are advancing on the following recommendations.

•	Drill to test the extension of Lower Triangle at depth to extend and define known and new shear-hosted veins below the C10 Zone, and to assess the potential of the stockwork style mineralization

•	Develop exploration drift off the decline towards Ormaque, drill to test extension of Ormaque

•	It is strongly recommended to complete an underground bulk sample program combined with detailed geological/structural mapping at Ormaque to better understand the continuity of these high-grade zones and their possible impact on the resources

•	Advance drilling programs at Ormaque and Lower Triangle to increase the drilling density required to convert Inferred Resources to a higher level of confidence

•	Drill to test potential extensions of the mineralized structures at the Parallel deposit and potential for additional mineralized zones below the current resources

•	Generate and drill test new exploration targets on the property showing potential to host significant mineralization from the compilation and interpretation of all historical and current data and based on our understanding of the regional and local ore-controls

26.2 MINING – PLANNING AND OPERATIONAL

The following studies are recommended to evaluate opportunities in the mine operation.

•	Advance trade-off study for material handling in the decline

•	Advance trade-off study for material handling in Lower Triangle

•	Perform mining methods evaluation for Lower Triangle

•	Carry out dewatering network modelling and ventilation modelling

26.3 METALLURGY AND PROCESSING

The following studies are recommended to advance future plans for the process operation.

•	Complete design of water treatment plant with consideration for new water discharge regulations (new legislation pending)

•	Develop paste plant concept including design criteria, flow sheet and concept layouts; develop reticulation system for paste backfill

•	Continue development of long-term tailings management facilities

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26.4 PERMITTING AND CLOSURE

Discussions with the permitting authorities are ongoing on a continuous basis, the following studies are recommended to prepare for future requirements.

•	Update rehabilitation and restoration plans for both the Triangle Zone and Sigma area

•	Start permitting process for amending the Certificate of Authorization 7610-08-01-70095-31 of Sigma u/g Mine to allow for mining below level 12 (below 453 m depth) in Ormaque

•	Start process for the extension of mining lease BM-1048 at Triangle Zone to allow extraction of ore from C10, zone which currently sits in the mining claim if resources are converted to reserves

•	Complete geotechnical, geochemical, and hydrogeological studies of the Ormaque deposit

•	Complete geochemical and environmental characterizations studies of the Parallel ore deposit

•	Complete environmental study of the Ormaque site

26.5 BUDGET

Below is a description of the recommended steps in the continued advancement of the operation, Table 26‑1 summarizes each item and its estimated cost, costs are budgeted and included in capital cost evaluations.

Table 26‑1:  Proposed Work Program and Budget

	Item	Cost (US$$)
26.1	Geology and exploration programs	11,000,000
26.2	Mine planning and operational improvement studies	1,100,000
26.3	Metallurgical and processing improvement studies.	1.350,000
26.4	Permitting support and closure studies	450,000
	Total	$13,900,000

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Rivoirard, J 2013; Jacques Rivoiradr, “A Top-Cut Model for Deposits with Heavy-Tailed Grade Distribution”, Math Geosci, (2013) 45:967-982.

Rivoirard et al., 2012, “A Top-Cut Model for Deposits with Heavy-Tailed Grade Distribution.”; Math Geosci (2013) 45:967-982.

Robert, F, Brown, A.C., and Audet, A.J., 1983. Structural control of gold mineralization at the Sigma mine, Val-d’Or, Quebec. Canadian Institute of Mining and Metallurgy Bulletin, v. 76, No. 850, p. 72-80.

Robert, F., 1983. Etude du mode de mise en place des veines auriferes de la mine Sigma, Val-d’Or, Quebec: Unpublished Ph.D. thesis, Ecole Polytech¬nique, University of Montreal, 295 pages.

Robert, F., 1989. Internal structures of theCA$illac Tectonic Zone, southeast of Val-d’Or, Abitibi greenstone belt, Québec. Canadian Journal of Earth Sciences, v. 26, p. 2661-2675.

Robert, F., 1990. Structural setting and control of gold-quartz veins of the Val-d’Or area, southeastern Abitibi subprovince. In Gold and Base Metal Mineralization in the Abitibi Subprovince, Canada, with Emphasis on the Quebec Segment, Ho, S.E., Robert, F, and Groves, D.I. (eds.), University of Western Australia Publication 24, p. 167-209.

Robert, F., and Brown, A.C., 1986a. Archean gold-bearing quartz veins at the Sigma mine, Abitibi greenstone belt, Quebec. Part I. Geological relations and formation of vein system: Economic Geology, v. 81, p. 578-592.

Robert, F., and Brown, A.C., 1986b. Archean gold-bearing quartz veins at the Sigma mine, Abitibi greenstone belt, Quebec. Part II. Vein paragenesis and hydrothermal alter¬ation: ECONOMIC GEOLOGY, v. 81, p. 593-616.

Robert, F., and Kelly, W.C., 1987. Ore-Forming Fluids in Archean Gold-Bearing Quartz Veins at the Sigma Mine, Abitibi Greenstone Belt, Quebec, Canada, Economic Geology, Vol. 82, 1987, pp. 1464-1482

Robert, F., and Poulsen, K. H., 2001. Vein formation and deformation in greenstone gold deposits. Structural controls on ore genesis, Richards J. P. and Tosdal R. M., eds., Reviews in Economic Geology Volume 14, p. 111-156.

Robert, F., Boullier, A.-M., and Firdaous, K., 1995. Gold-quartz veins in metamorphic terranes and their bearing on the role of fluids in faults: Journal of Geophysical Research, v. 100, p. 12861-12879.

Robert, Francois and Alex C. Brown, 1984, Progressive Alteration associated with gold-quartz-tourmaline veins at the Sigma Mine. Abitibi greenstone Belt. Quebec. Econ Geol. 79. pp. 393-399.

Page 27-8

Lamaque Project, Québec, Canada Technical Report

Roulston D., Johnston H., ALS Metallurgy Kamloops, Metallurgical Testwork on the Lamaque Deposit - Integra Gold Corporation, Report KM4025, January 16, 2014.

Roulston D., Johnston H., ALS Metallurgy Kamloops, Metallurgical Testwork on the Lamaque Deposit - Lamaque Project, Report KM3569, April 3, 2013.

Roulston D., Shouldice T., ALS Metallurgy Kamloops, Metallurgical Testwork on the Lamaque Deposit -  Integra Gold Corporation, Report KM3876, May 29, 2013.

Roulston, D, and Johnston, H., 2013, ALS Metallurgy - Metallurgical test work on the Lamaque Deposit – Lamaque Project, KM3569, April 3, 2013.

Roulston, D, and Johnston, H., 2014, ALS Metallurgy - Additional Cyanidation Test Work on the Lamaque Deposit – Lamaque Project, KM4232, March 5, 2014.

Roulston, D, and Johnston, H., 2014, ALS Metallurgy - Metallurgical test work on the Lamaque Deposit – Lamaque Project, KM4025, January 16, 2014.

Roulston, D, and Shouldice, T., 2013, ALS Metallurgy - Metallurgical test work on the Lamaque Deposit – Lamaque Project, KM3876, May 29, 2013.

Sauvé, P, Imreh, L., and Trudel, P., 1993. Description des gîtes d’or de la région de Val-d’Or, Ministère de l’Énergie et des Ressources du Québec. MM-91-03. 178 p.

Scammell, D.R., & S. Frostad., Nov 1988, Proposed Surface Drilling Program Lamaque property Teck-Tundra/Teck-Golden Pond Joint Ventures. Report #999T. Teck Explorations Limited.

Scammell, D.R., Aug. 1988, Teck-Tundra Joint Venture report on the Geology and Reserves of the #35 Vein (No. 5 Plug) Bourlamaque Township, Québec. Report 996T. Teck Explorations Limited.

Scammell, D.R., Aug. 1989, Tundra/Golden Pond-Teck J.V. Report on the Base Metal Exploration Proposal for the Lamaque property. Report #1024T. Teck Explorations Limited.

Scammell, D.R., Dec. 1988, Report on the Lamaque Main Mine and No. 2 Mine. Val-d’Or, Québec for Tundra Gold Mines Limited. Scammell & Associates Inc.

Scammell, D.R., Dec. 1988, Report on the Lamaque Main Mine and No. 2 Mine. Val-d’Orm Québec for Tundra Gold Mines Limited. Scammell & Associates Inc.

Scammell, D.R., Jan. 1988, Report on the No. 4 Plug Lamaque property. Val-d’Or, Québec, Report #: 1004T. Teck Explorations Limited.

Scammell, D.R., Mar. 1989, Golden Pond/Teck – Tundra/Teck J.V. report on the Drilling of the Magnetic Anomalies (Phase I) and other Targets. Report #1009T. Teck Explorations Limited.

Scammell, D.R., May 1989, Preliminary Drill Report on the West Plug Lamaque property. Val-d’Or, Québec. Report #10118T. Teck Explorations Limited.

Scammell, D.R., May 1989, Report on the No. 4 Plug Lamaque property. Val-d’Or, Québec. Volume I of II. Report #1012T. Teck Explorations Limited.

Scammell, D.R., May 1989, Teck-Tundra J.V. Lamaque-Sigma Drilling Proposal Lamaque Mine. Val-d’Or, Québec. Report #1017T, Teck Explorations Limited.

Page 27-9

Lamaque Project, Québec, Canada Technical Report

Scammell, D.R., Oct. 1988, Teck-Golden Pond Venture Summary of the Fourth Program Lamaque property. Report #997T. Teck Explorations Limited.

Scammell, D.R., Oct. 1988, Teck-Tundra Joint Venture Report on the Geology and Reserves of the North Shear and South Shear. No. 5 Plug. Lamaque property. Report #998T. Teck Explorations Limited.

Scott, C R., Mueller, W. U., and Pilote, P., 2002, Physical volcanology. stratigraphy. and lithogeochemistry of an Archean volcanic arc: evolution from plume-related volcanism to arc rifting of SE Abitibi Greenstone Belt. Val-d’Or, Canada. Precambrian Research 115. pp. 223-260.

SEDAR web site, Integra Gold Corporation. http://sedar.com

SEDAR web site, Probe Metals Inc. http://sedar.com

SEDAR web site, O3 Mining Inc. http://sedar.com

SGS Lakefield, 15591-002 OR Integra S-L Sep Results Summary & Append Feb 13 2018, Febuary 13, 2018.

Sibson, R.H., Robert, F., and Poulsen, K.H., 1988, High-angle reverse faults, fluid-pressure cycling, and mesothermal gold-quartz deposits: Geology, v. 16, p. 551–555.

Simard, M., Gaboury, D., Daigneault, R., and Mercier-Langevin, P., 2013. Multistage gold mineralization at the Lapa mine, Abitibi Subprovince: insights into auriferous hydrothermal and metasomatic processes in theCA$illac–Larder Lake Fault Zone. Mineralium Deposita, Volume 48, Issue 7, pp. 883-905.

Thurston, P.C., Ayer, J.A., Goutier, J., and Hamilton, M.A., 2008, Depositional gaps in the Abitibi greenstone belt stratigraphy: A key to exploration for syngenetic mineralization. Economic Geology, v. 103, p. 1097−1134.

Tomkins A. G., and Mavrogenes J. A,, 2001. Redistribution of gold within arsenopyrite and löllingite during pro- and retrograde metamorphism: application to timing of mineralization. Economic Geology 96, 525–534.

Tomkins A. G., Pattinson D. R. M., Zaleski, E., 2004 The Hemlo gold deposit, Ontario: an example of melting and mobilization of a precious metal–sulfosalt assemblage during amphibolite facies metamorphism and deformation. Economic Geology 99,1063–1084.

URSTM, PU-2018-01-1180 rapport intermédiaire, August 2018.

Verret F.-O. and Lascelles D., erals Services, An investigation into the metallurgical response of samples from the Triangle zone of the Lamaque Sud Deposit, Project 15591-001, Final Report, Rev1, October 26, 2016.

Williams, B.R., 1988, Lamaque No. 10 Vein Mining No.1 Vein with No. 10 Vein. Teck Corporation.

Wilson, H.S., 1948. Lamaque Mine in Structural Geology of Canadian Ore Deposits A Symposium. Canadian Institute of Mining and Metallurgy, pp. 882 891.

Wong, L., Davis, D.W, Krogh, T.E., and Robert, E, 1991. U-Pb zircon and rutile chronology of Archean greenstone formation and gold mineralization in the Val-d’Or region, Quebec. Earth and Planetary Science Letters, v. 104, p. 325-336.

Page 27-10

Lamaque Project, Québec, Canada Technical Report

SECTION • 28 DATE AND SIGNATURE PAGE

Date and Signature Page

The effective date of this report entitled “Technical Report, Lamaque Project, Quebec” is  December 31st, 2021.  It has been prepared for Eldorado Gold Corporation by David Sutherland P. Eng., Jacques Simoneau P.Geo., Peter Lind Eng., Ertan Uludag P.Geo., Sean McKinley P.Geo., Jessy Thelland P.Geo., Mickey Murphy P.Eng., Mehdi Bouanani, Eng., and Vu Tran, Eng., each of whom are qualified persons as defined by NI 43-101.

Signed the 31st day of March 2022.

“Signed and Sealed” David Sutherland ____________________ David Sutherland, P. Eng.	“Signed and Sealed” Ertan Uludag _____________________ Ertan Uludag P.Geo.
“Signed and Sealed” Jacques Simoneau _____________________ Jacques Simoneau, P.Geo.	“Signed and Sealed” Jessy Thelland _____________________ Jessy Thelland P.Geo.
“Signed” Mehdi Bouanani _____________________ Mehdi Bouanani, Eng.	“Signed and Sealed” Mickey Murphy _____________________ Mickey Murphy P.Eng.
“Signed and Sealed” Peter Lind ______________________ Peter Lind Eng.	“Signed and Sealed” Sean McKinley _____________________ Sean McKinley, P. Geo.
“Signed and Sealed” Vu Tran _____________________ Vu Tran, Eng.

Page 28-1

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

David Sutherland, P. Eng.

 1188 Bentall 5, 550 Burrard St.

 Vancouver, BC

 Tel: (604) 601-6658

 Fax: (604) 687-4026

 Email: david.sutherland@eldoradogold.com

I, David Sutherland, am a Professional Engineer, employed as Project Manager, of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Engineers & Geoscientists of British Columbia.  I graduated from the Lakehead University with a Bachelor of Science (Physics) in 2003 and a Bachelor of Engineering (Mechanical) in 2005.

I have practiced my profession continuously since 2005 and have worked on engineering, procurement and construction projects in Canada, Turkey and Greece for gold extraction plants as well as assisting with operations. I have worked on numerous feasibility studies for gold and copper extraction projects. Prior to being a professional engineer, I worked for 15 years performing design, construction, and maintenance work for industrial facilities.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on November 8th  to November 10th , 2021. I have had no prior involvement with the property.

I am responsible for items 1, 2, 3, 19, 21, 22, 25, and 26 in the technical report, co-author of items 5, 18, and 24.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 31st day of March 2022.

“Signed and Sealed”

David Sutherland

________________________

David Sutherland, P. Eng.

Page 28-2

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Ertan Uludag, P.Geo.

1188 Bentall 5, 550 Burrard St.

 Vancouver, BC

 Tel: (604) 601-6658

 Fax: (604) 687-4026

 Email: ertan.uludag@eldoradogold.com

I, Ertan Uludag, am a Professional Geoscientist, employed as Manager, Resource Geology, of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Engineers & Geoscientists British Columbia (formerly the Association of Professional Engineers and Geoscientists of British Columbia). I also hold Special Authorization permit from The Ordre des géologues du Québec that is valid from September 1st, 2021, to August 31st, 2022.  I graduated from Middle East Technical University in Ankara Turkey with Bachelor of Science in Geological Engineering in July 1994.

I have practiced my profession continuously since 1996. I have been involved in ore control, mine geology and resource modelling work on gold, copper, zinc, lead and silver underground and open pit properties in Turkey, China, Greece, Canada and Romania, and rock mechanics in South Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on February 25th to February 28th, 2020. I have had no prior involvement with the property.

I was responsible for coordinating the preparation of the technical report. I am responsible for item 14 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the item for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the item of the technical report that I was responsible for contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 31st day of March 2022.

“Signed and Sealed”

Ertan Uludag

________________________

Ertan ULUDAG, P. Geo.

Page 28-3

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Jacques Simoneau, P. Geo.

 300 3e Avenue

 Val-d’Or, QC

 Tel: (819) 825-2541

 Email: jacques.simoneau@eldoradogold.com

I, Jacques Simoneau, am a Professional Geologist, employed as Exploration Manager, Eastern Canada with  Eldorado Gold (Québec) Inc. located at 300 3e Avenue, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member in good standing of the Ordre des Géologues du Québec (OGQ No. 737).  I am a graduate in Geology from the Université de Montréal (1988). I have more then 25 years relevant experience in exploration geology, most of it related to gold exploration on projects similar to the Triangle Gold Deposit.

I have read the definition of “qualified person” (“QP”) set out in National Instrument 43-101/Regulation 43-101 (“NI 43-101”) and certify that be reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a QP for the purpose of NI 43-101.

I have been working full time on the Lamaque Project, including the Triangle Deposit, since February 2015, first with Integra Gold and since July 2017 with Eldorado Gold (Québec) Inc. My last site personal inspection was completed March 10, 2022.

I was responsible for items 4, 6, 7, 8, 9, 10, 11, 12 and 23, co-author of items 1, 18, and 24 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Val-d’Or, Québec, this 31st day of March 2022.

“Signed and Sealed”

Jacques Simoneau

________________________

Jacques Simoneau, P. Geo.

Page 28-4

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Jessy Thelland, P.Geo.

 1000, voie de Service Goldex-Manitou

 Val-d’Or, Qc

 Tel: 819-874-3100 # 1201

 Cell: (819) 860-7419

 Email: jessy.thelland@eldoradogold.com

I, Jessy Thelland, am a Professional geologist, employed as Director of Technical Services, of Eldorado Gold Québec inc. (wholly owned subsidiary of Eldorado Gold Corporation) located at 1000, voie de Service Goldex-Manitou, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Ordre des Géologues du Québec (permit 00758).  I graduated from the Université du Québec à Chicoutimi with a Bachelor of Earth Sciences in 2002.

I have practiced my profession continuously since 2002 and have acquired my mining geology and exploration expertise across various position with Campbell Resources, Cambior inc, Richmont Mines Inc, Integra Gold Corporation and Eldorado Gold Québec.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am based at the Lamaque Project since August 2017, where I work on site. My last site personal inspection was completed November 1st, 2021.

I was responsible for items 15, 21, and 22, co-author of items, 10, 14, and 16 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Val-d’Or, Québec, this 31st day of March 2022.

“Signed and Sealed”

Jessy Thelland

________________________

Jessy Thelland, P.Geo.

Page 28-5

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Mehdi Bouanani, Ing.

 300 3e avenue Est.

 Val-d’Or, QC

 Tel: (819) 874-3100

 Fax: (819) 874-0051

 Email: Mehdi.Bouanani@eldoradogold.com

I, Mehdi Bouanani, am a Professional Engineer, employed as Project Manager, of Eldorado Gold Corporation located at 300 3e avenue Est, Val-d’Or in the Province of Quebec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Order of Engineers of Quebec.  I graduated from Université du Québec en Abitibi-Témiscamingue (UQAT) Bachelor of Engineering (Electromecanical mining) in 2007.

I have practiced my profession continuously since 2007 and have worked on engineering, procurement and construction projects in Canada, South America, and Africa for various mines. I have worked on numerous feasibility studies for gold, copper, extraction projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on March 10th, 2022.

I am responsible for items 18, 24 and 25 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 31st day of March 2022.

“Signed”

Mehdi Bouanani

________________________

Mehdi Bouanani, Ing.

Page 28-6

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Michael K. Murphy, P. Eng.

 Suite 225 – 180 Shirreff Avenue

 Century Centre Plaza

 North Bay, ON

 Email: mickey.murphy@stantec.com

I, Michael K. Murphy, am a Professional Engineer, employed as Project Manager, with Stantec Consulting Ltd. located at Suite 225 – 180 Shirreff Avenue, Century Centre Plaza, North Bay, Ontario.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a graduate of Laurentian University in Sudbury Ontario, with a Bachelor of Engineering in Mining Engineering in 1994. I am registered with the Professional Engineers of Ontario (PEO) as a P.Eng. (no. 90500299).

I have practiced my profession continuously since 1994. I have worked as a Mining Engineer in underground hard rock mining operations for 12 years and as a Consulting Mining Engineer conducting mining studies for underground hard rock mining for 15 years.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I visited the Lamaque Project site for a personal inspection on September 20th to September 22nd, 2021.

I am responsible for authoring Item 16 and co-authoring Items 1, 2, 3, 25, and 26 of the technical report.

I am independent of Eldorado Gold Corporation applying the test in Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at North Bay, Ontario, this 31st  day of March 2022.

“Signed and Sealed”

Michael K. Murphy

_______________________

Michael K. Murphy, P. Eng.

Page 28-7

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Peter Lind, Eng., P. Eng.

 1188 Bentall 5, 550 Burrard St.

 Vancouver, BC

 Tel: (604) 335-7622

 Fax: (604) 687-4026

 Email: peter.lind@eldoradogold.com

I, Peter Lind, am a Professional Engineer, employed as Director, Technical Studies, of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Ordre des ingénieurs du Québec and Engineers & Geoscientists British Columbia.  I graduated from Laurentian University with a Bachelor of Engineering in Extractive Metallurgy in 2002, a Bachelor of Commerce from the University of Windsor in 2006, and an MBA from Simon Fraser University in 2017.

I have practiced my profession continuously since 2002 and have supported mineral processing and metallurgical operations in North America, South America, Europe, and Africa.  I have worked on numerous studies for gold and copper extraction development projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on several occasions, with my most recent visit occurring from November 8th to November 10th, 2021.

I am responsible for items 1, 2, 13, 17, 24, 25, and 26 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec, with an effective date of December 31st, 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 31st day of March 2022.

“Signed and Sealed”

Peter Lind

________________________

Peter Lind, Eng., P. Eng.

Page 28-8

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Sean McKinley, P.Geo.

 1188 Bentall 5, 550 Burrard St.

 Vancouver, BC

 Tel: (604) 687-4018

 Fax: (604) 687-4026

 Email: sean.mckinley@eldoradogold.com

I, Sean McKinley, am a Professional Geoscientist, employed as Manager, Mine Geology & Reconciliation at Eldorado Gold Corporation, located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Engineers & Geoscientists of British Columbia. I hold a Special Authorization from the Ordre des géologues du Québec that is valid from Nov. 2, 2021, to Nov. 1, 2022, and that allows me to conduct geoscientific work on behalf of Eldorado Gold Corp. on the Lamaque Project. I graduated from Queen’s University with a Bachelor of Science (Geology) degree in 1992 and graduated from University of British Columbia with a Master of Science (Geology) degree in 1996.

I have practiced my profession continuously since 1996 and have worked on precious and base metal mineral exploration and mining projects in Canada, Ireland, Sweden, Mexico, China, Romania, Turkey, and Greece.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring in March 2019.

I am responsible for the mineral resource estimation for the Ormaque Deposit in section 14.3 of the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 31st day of March 2022.

“Signed and Sealed”

Sean McKinley

________________________

Sean McKinley, P.Geo..

Page 28-9

Lamaque Project, Québec, Canada Technical Report

CERTIFICATE OF QUALIFIED PERSON

Vu Tran, Ing.

 300, 3e avenue Est

 Val d’Or, QC

 Tel: (819) 856-3359

 Email: vu.tran@eldoradogold.com

I, Vu Tran, am a Professional Engineer, employed as Senior Geotechnical Engineer, of Eldorado Gold Quebec located at 300, 3e avenue Est, Val d’Or in the Province of Quebec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Order of Engineers of Quebec.  I graduated from the Ecole Polytechnique with a Bachelor of Civil Engineering in 2007.

I have practiced my profession continuously since 2007 and have worked on engineering and construction projects in Canada for various mines. I have worked on numerous feasibility studies for gold, nickel, and iron extraction projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on February 15th  to February 16th , 2022.

I am responsible for items 5, 18, 20, 21, and 25 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 31st day of March 2022.

“Signed and Sealed”

Vu Tran

________________________

Vu Tran, Ing.

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